UGI Corporation
2012 Annual Report


UGI
BALANCED
DIVERSIFIED
DISCIPLINED
INNOVATIVE
STRATEGIC

Focused on Growth

UGI Corporation

UGI Corporation (NYSE: UGI) is a holding company that, through subsidiaries, distributes and markets energy products and related services. UGI Corporation common stock is a balanced growth and income investment. The company has paid common dividends for 128 consecutive years and increased its dividend in each of the last 25 years.

Domestic Propane



AmeriGas

AmeriGas Partners, L.P. (NYSE: APU) is the nation's largest retail propane marketer, serving over two million customers in all 50 states from approximately 2,100 locations. UGI Corporation, through subsidiaries, is the sole General Partner and owns 26% of the Partnership. An affiliate of Energy Transfer Partners, L.P. owns 32% of the Partnership and the public owns the remaining 42%.

International Propane


Antargaz
AvantiGas
Flaga

antargaz FLAGA AVANTIGAS

Antargaz, Flaga and **AvantiGas** are the wholly owned subsidiaries of UGI that distribute liquefied petroleum gases (LPG) in Europe. In October 2011, UGI expanded its European LPG distribution business through the purchase of Shell's LPG businesses in the United Kingdom, Belgium, the Netherlands, Luxembourg, Denmark, Finland, Norway and Sweden. Antargaz is one of the largest retail distributors of LPG in France and the Netherlands and the largest retail distributor of LPG in Belgium and Luxembourg. Flaga is the largest retail LPG distributor in Austria and Denmark and conducts UGI's LPG business throughout Scandinavia and Central and Eastern Europe. AvantiGas distributes LPG in the United Kingdom. UGI also distributes LPG in the Nantong region of China.

Regulated Gas and Electric


Gas Utility
Electric Utility

UGI UTILITIES, INC.

UGI Utilities, Inc. operates a regulated natural gas distribution business that serves nearly 600,000 customers in portions of 46 eastern and central Pennsylvania counties through its distribution system of more than 12,000 miles of gas mains. UGI Utilities, Inc. also provides regulated electric utility service to over 60,000 customers in portions of Luzerne and Wyoming counties in northeastern Pennsylvania.

Midstream & Marketing



UGI Energy Services

UGI Energy Services, Inc. markets natural gas, electricity and liquid fuels to approximately 18,000 commercial and industrial customers in nine eastern states and the District of Columbia and conducts UGI's midstream natural gas business through its ownership of underground natural gas storage, gas peaking plants, and pipeline assets in Pennsylvania. UGI Energy Services, Inc. also conducts an electric generation business in Pennsylvania.

The new www.ugicorp.com

UGI is proud to announce the release of our newly redesigned website. The new site has a fresh new look, user-friendly navigation, and up-to-date news and other information on UGI Corporation and all of our business units. The new site also includes natural gas and propane price data, weather statistics for our service territories, and a brief history of UGI Corporation.


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To Our Shareholders

Fiscal year 2012 was noteworthy in many respects for UGI. While much of our discussion during the year focused on the unusually warm weather and its impact on our businesses, the most critical events for UGI in the long run were the strategic investments made over the past 12 months. This was a year of intense activity for us, as we focused on our strategic activities of acquisition integration and capital project execution.

We made significant progress on our objective of growing in sectors that align with our position as a "distributor and marketer of energy products and services." We have seen dramatic changes in the energy sector over the past few years, in particular the emergence of the Marcellus Shale as the most significant new natural gas and liquids field in the United States. These changes have created exciting new opportunities for UGI and we are focused on successfully developing those opportunities that align with our strategic vision for the company.

Our financial results in fiscal year 2012 were dramatically impacted by the record warm weather across the entire United States and weather in Europe that was much warmer than normal. Notwithstanding the adverse effects of weather on our financial results, UGI's total return to shareholders during the year was 25.4% as investors looked past the temporary effect of weather on our results and focused more on our progress and potential. UGI's total return to shareholders over the past decade has averaged 13.7%, compared to 11.3% for the Standard & Poor's 500 Utilities index and 8% for the Standard & Poor's 500 index. Our average annual dividend growth over that same period was 7.0%. We were recognized by a number of respected publications in 2012:

- *Fortune* named UGI as one of the top 500 companies in the United States and ranked UGI sixty-seventh in delivering shareholder value;
- *Barron's* ranked UGI among its top-performing companies;
- Platts named UGI one of the "Top 250 Global Energy Companies"; and
- *Public Utilities Fortnightly* ranked UGI among its "40 Best Energy Companies."

We have maintained an unwavering focus on executing our strategy to grow our core utilities and propane businesses while identifying related and complementary growth opportunities.

Each of our businesses made significant contributions to our progress on this strategic objective in fiscal 2012:

- It was a year of unprecedented activity for our Gas Utility team. Our infrastructure replacement program has been enhanced, with a record level of investment in the past year. We recently filed a settlement agreement with the PA Public Utility Commission on the Allentown investigation with specific timetables for infrastructure replacement and we are fully prepared to execute this accelerated program. We also set a new record for growth in the Gas Utility, driven by the significant demand for fuel oil-to-natural gas conversions. Our residential conversions and upgrades were up over 50% vs. 2011 and our commercial account additions increased approximately 20%. Net customer growth in our Gas Utility topped 2% for the year.
- Acquisition integration was the major focus for our propane businesses in both the United States and Europe. AmeriGas' acquisition of Energy Transfer Partners propane businesses, Heritage Operating, L.P. and Titan Propane LLC, was the largest acquisition in our history. We announced our intent to acquire the business in October 2011 and the transaction closed this past January. The Heritage acquisition was an exceptional opportunity to expand the scope of our U.S. propane operations. We've made great progress on our integration program at AmeriGas in the months since the acquisition closed. All critical milestones for integration activities have been achieved and the field teams are aligned and prepared for the upcoming winter heating season. We're very confident that we'll achieve the operational, service and growth targets that drove the business case for the investment.
- In October 2011, we closed on the acquisition of Shell's propane operations in eight European countries, covering the Benelux and Nordic regions as well as the United Kingdom. We had a full 12 months to execute our integration plan in Europe for these acquired businesses and our teams achieved all significant synergy goals, and are positioned for a strong start to the new fiscal year. More recently, in November 2012, we announced our intention to acquire BP's propane distribution business in Poland. This acquisition, which we expect to close mid-fiscal 2013, will strengthen our position in one of Europe's largest LPG markets.



John L. Walsh **Lon R. Greenberg**

- It was a very productive year for our Midstream and Marketing business as they executed on a range of capital projects along a number of fronts, including:
  - Our gas-fired 125 megawatt power generation facility in Hunlock, PA was restarted in late June and is operating at its full capacity.
  - We completed the 1 BCF expansion of our LNG peaking facility in Temple, PA, quadrupling our storage capacity. The plant is fully operational for the 2012/2013 winter peaking season.
  - Our Marcellus pipeline infrastructure investment strategy is progressing well. In February, we completed the Auburn I gathering system and compression project in northeastern Pennsylvania. The Auburn II project, which will extend our existing Auburn line southward to connect with the Transco pipeline, is in the field execution phase with an expected in-service date early in fiscal 2014.
  - We continue to be active within our Midstream footprint as we seek out additional investment opportunities in pipeline, gathering and storage projects in the Marcellus region.

As a distributor and marketer of energy products and services, our success is largely determined by the commitment of our people to provide exceptional service to our customers and our communities. This strong commitment enabled us to address the many challenges we faced during the fiscal year while maintaining our focus on customer service, delivering shareholder value and being a good corporate citizen. One of the keys to our success is the quality of our leadership team. We focus considerable effort on succession planning and this planning was evident during the year as we carried out seamless transitions for several senior management roles. Gene Bissell, our CEO at AmeriGas and Bob Knauss, UGI's General Counsel, both retired after long and distinguished careers with us. We were delighted to appoint Jerry Sheridan as Gene's successor at AmeriGas and to recruit Monica Gaudiosi, who has an extensive background as a General Counsel in energy-related businesses, as Bob's successor. We are grateful to Gene and Bob for the major contributions they made to our success and pleased that the transition program for these two key roles was executed so successfully.

We have several key transitions planned for 2013. Dr. Stephen Ban, who has been a board member for UGI since 1991 and an AmeriGas Board member since 2006, will have reached the mandatory board retirement age when this year's annual meeting convenes. We are grateful to Steve for his long service to UGI and we will miss his critical insights on the energy sector as well as his commitment to technology and innovation. In addition, the UGI board recently announced our transition plan for CEO, which is scheduled for the spring of 2013. This process is well underway and we are planning for another very successful transition.

Our experience during fiscal 2012 further reinforced our commitment to UGI's strategy of targeted expansion. We believe the progress achieved by each of our teams during the year positions us well for future success. As always, our strategic vision for the company must be matched by our absolute commitment to the execution of our strategies.

Lon R. Greenberg
Chairman and
Chief Executive Officer

John L. Walsh
President and
Chief Operating Officer

Financial Highlights

Year Ended September 30,	2012	2011	2010
Income Statement Data (millions, except per share data)			
Revenues	**$6,519.2**	$6,091.3	$5,591.4
Operating income	**$ 521.3**	$ 616.0	$ 659.2
Net income attributable to UGI Corporation	**$ 199.4**	$ 232.9	$ 261.0
Earnings per common share (diluted)	**$ 1.76**	$ 2.06	$ 2.36
Common Stock Data			
Shares outstanding (millions)	**112.6**	111.8	110.4
Return on average common equity	**9.5%**	12.3%	15.3%
Book value per common share	**$ 19.83**	$ 17.68	$ 16.53
Dividend rate per common share	**$ 1.08**	$ 1.04	$ 1.00
Market price of common stock			
High	**$ 31.87**	$ 33.53	$ 29.00
Low	**$ 24.07**	$ 25.81	$ 23.18
Close	**$ 31.75**	$ 26.27	$ 28.61
Business Segment Data (millions of dollars)			
Net income attributable to UGI Corporation			
AmeriGas Propane	**$ 15.9**	$ 39.9	$ 47.3
International Propane	**65.1**	41.0	58.8
Gas Utility	**80.5**	99.3	83.1
Midstream & Marketing	**36.4**	52.5	68.2
Corporate & Other	**1.5**	0.2	3.6
	$ 199.4	$ 232.9	$ 261.0

2012 Net Income Attributable to UGI Corporation by Business Segment



33% International Propane
41% Gas Utility

Five-Year Cumulative Total Shareholder Return

Comparison between UGI Corporation, S&P 500 Index and S&P 500 Utilities Index

Assuming $100 invested at September 30, 2007



$200
$150
$100
$50
$0
$101
$102
$120
$114
$143
$111
$84
$78
$88
$98
$104
$77
$72
$79
$80
2007
2008
2009
2010
2011
2012
UGI Corporation
S&P 500 Index
S&P 500 Utilities Index

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTIONS 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2012
Commission file number 1-11071

UGI CORPORATION

(Exact name of registrant as specified in its charter)

Pennsylvania	23-2668356
(State or Other Jurisdiction of Incorporation or Organization)	**(I.R.S. Employer Identification No.)**

460 North Gulph Road, King of Prussia, PA 19406
(Address of Principal Executive Offices) (Zip Code)
(610) 337-7000
(Registrant's telephone number, including area code)
Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of each Exchange on Which Registered
Common Stock, without par value	New York Stock Exchange, Inc.

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

The aggregate market value of UGI Corporation Common Stock held by non-affiliates of the registrant on March 31, 2012 was $3,057,059,971.

At November 13, 2012, there were 112,704,763 shares of UGI Corporation Common Stock issued and outstanding.

Portions of the Proxy Statement for the Annual Meeting of Shareholders to be held on January 24, 2013 are incorporated by reference into Part III of this Form 10-K.

TABLE OF CONTENTS

FORWARD-LOOKING INFORMATION

Information contained in this Annual Report on Form 10-K may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Such statements use forward-looking words such as "believe," "plan," "anticipate," "continue," "estimate," "expect," "may," "will," or other similar words. These statements discuss plans, strategies, events or developments that we expect or anticipate will or may occur in the future.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We believe that we have chosen these assumptions or bases in good faith and that they are reasonable. However, we caution you that actual results almost always vary from assumed facts or bases, and the differences between actual results and assumed facts or bases can be material, depending on the circumstances. When considering forward-looking statements, you should keep in mind the following important factors which could affect our future results and could cause those results to differ materially from those expressed in our forward-looking statements: (1) adverse weather conditions resulting in reduced demand; (2) cost volatility and availability of propane and other liquefied petroleum gases, oil, electricity, and natural gas and the capacity to transport product to our customers; (3) changes in domestic and foreign laws and regulations, including safety, tax, consumer protection and accounting matters; (4) inability to timely recover costs through utility rate proceedings; (5) the impact of pending and future legal proceedings; (6) competitive pressures from the same and alternative energy sources; (7) failure to acquire new customers and retain current customers thereby reducing or limiting any increase in revenues; (8) liability for environmental claims; (9) increased customer conservation measures due to high energy prices and improvements in energy efficiency and technology resulting in reduced demand; (10) adverse labor relations; (11) large customer, counterparty or supplier defaults; (12) liability in excess of insurance coverage for personal injury and property damage arising from explosions and other catastrophic events, including acts of terrorism, resulting from operating hazards and risks incidental to generating and distributing electricity and transporting, storing and distributing natural gas and liquefied petroleum gases; (13) political, regulatory and economic conditions in the United States and in foreign countries, including foreign currency exchange rate fluctuations, particularly the euro; (14) capital market conditions, including reduced access to capital markets and interest rate fluctuations; (15) changes in commodity market prices resulting in significantly higher cash collateral requirements; (16) reduced distributions from subsidiaries; (17) the timing of development of Marcellus Shale gas production; (18) the timing and success of our acquisitions, commercial initiatives and investments to grow our businesses; and (19) our ability to successfully integrate acquired businesses and achieve anticipated synergies.

These factors are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. We undertake no obligation to update publicly any forward-looking statement whether as a result of new information or future events except as required by the federal securities laws.

PART I:

ITEMS 1. AND 2. BUSINESS AND PROPERTIES

CORPORATE OVERVIEW

UGI Corporation (the "Company") is a holding company that, through subsidiaries, distributes, stores, transports and markets energy products and related services. We are a domestic and international retail distributor of propane and butane (which are liquefied petroleum gases ("LPG")); a provider of natural gas and electric service through regulated local distribution utilities; a generator of electricity; a regional marketer of energy commodities; an owner and manager of midstream assets; and a regional provider of heating, ventilation, air conditioning, refrigeration and electrical contracting services. Our subsidiaries and affiliates operate principally in the following six business segments:

- AmeriGas Propane
- International Propane - Antargaz
- International Propane - Flaga & Other
- Energy Services
- Electric Generation
- Gas Utility

The AmeriGas Propane segment consists of the propane distribution business of AmeriGas Partners, L.P. ("AmeriGas

Partners"), which is the nation's largest retail propane distributor, and Heritage Operating, L.P. ("HOLP" and, together with AmeriGas Partners, the "Partnership"). The Partnership's sole general partner is our subsidiary, AmeriGas Propane, Inc. ("AmeriGas Propane" or the "General Partner"). The common units of AmeriGas Partners represent limited partner interests in a Delaware limited partnership and they trade on the New York Stock Exchange under the symbol "APU." We have an effective 26% ownership interest in the Partnership; Energy Transfer Partners, L.P., a Delaware limited partnership ("ETP"), has an effective 32% ownership interest in the Partnership and the remaining interest is publicly held. See Note 1 to Consolidated Financial Statements.

The International Propane - Antargaz segment consists of the LPG distribution business of our wholly owned subsidiary Antargaz, a French sociètè anonyme, and our LPG distribution businesses in the Benelux countries (consisting of Belgium, the Netherlands, and Luxembourg) (collectively, "Antargaz"). Antargaz is one of the largest retail distributors of LPG in France and the Netherlands and the largest retail distributor of LPG in Belgium and Luxembourg.

The International Propane - Flaga & Other segment consists of the LPG distribution businesses of (i) Flaga GmbH, an Austrian limited liability company, and its subsidiaries (collectively, "Flaga"), (ii) AvantiGas Limited, a United Kingdom private limited company ("AvantiGas"), and (iii) ChinaGas Partners, L.P., a majority-owned Delaware limited partnership. Flaga is the largest retail LPG distributor in Austria and Denmark and one of the largest in the Czech Republic, Hungary, and Slovakia. Flaga also distributes LPG in Finland, Norway, Poland, Romania, Sweden and Switzerland. AvantiGas is an LPG distributor in the United Kingdom. ChinaGas Partners is an LPG distributor in the Nantong region of China.

The Energy Services segment consists of energy-related businesses conducted by our wholly owned subsidiary, UGI Energy Services, Inc. ("Energy Services"), and its subsidiaries. These businesses include (i) energy marketing in the Mid-Atlantic region of the United States, (ii) operating and owning a natural gas liquefaction, storage and vaporization facility and propane-air mixing assets, (iii) managing natural gas pipeline and storage contracts, and (iv) developing, owning and operating pipelines, gathering infrastructure and gas storage facilities in the Marcellus Shale region of Pennsylvania.

The Electric Generation segment consists of solar and landfill gas electric generation facilities in Pennsylvania conducted by Energy Services' wholly owned subsidiary, UGI Development Company ("UGID"). The Energy Services and Electric Generation segments are collectively referred to as "Midstream & Marketing."

The Gas Utility segment ("Gas Utility") consists of the regulated natural gas distribution businesses of our subsidiary, UGI Utilities, Inc. ("UGI Utilities"), and UGI Utilities' subsidiaries, UGI Penn Natural Gas, Inc. ("PNG") and UGI Central Penn Gas, Inc. ("CPG"). Gas Utility serves nearly 600,000 customers in eastern and central Pennsylvania and several hundred customers in portions of one Maryland county. UGI Utilities' natural gas distribution utility is referred to as "UGI Gas". Gas Utility is regulated by the Pennsylvania Public Utility Commission ("PUC") and, with respect to its several hundred customers in Maryland, the Maryland Public Service Commission.

In addition to the segments set forth herein, UGI Corporation also owns and operates (i) a regulated electric distribution business in Pennsylvania through UGI Utilities ("Electric Utility") and (ii) a heating, ventilation, air-conditioning, refrigeration and electrical contracting service business in the Mid-Atlantic region of the United States through UGI HVAC Enterprises, Inc. ("HVAC/R").

Business Strategy

Our business strategy is to grow the Company by focusing on our core competencies of distributing, storing, transporting and marketing energy products and services. We are utilizing our core competencies from our existing businesses and our national scope, international experience, extensive asset base and access to customers to accelerate both internal growth and growth through acquisitions in our existing businesses, as well as in related and complementary businesses. During Fiscal 2012, we completed a number of transactions in pursuit of this strategy and moved forward on a number of larger internally generated capital projects, including infrastructure projects to support the development of natural gas in the Marcellus Shale region of Pennsylvania. A few of these transactions and projects are described below.

In early Fiscal 2012, we purchased LPG distribution businesses in the United Kingdom, Belgium, the Netherlands, Luxembourg, Denmark, Finland, Norway and Sweden. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 4 to Consolidated Financial Statements.

In early Fiscal 2012, Energy Services completed a gathering project to transport locally produced natural gas from a pipeline in the Marcellus Shale region of Pennsylvania to an interstate pipeline. During Fiscal 2012, Energy Services also completed the expansion of its natural gas liquefaction, storage and vaporization facility in Temple, Pennsylvania. In addition, in June 2012,

Energy Services restarted a unit at its natural gas-fueled generating station, Hunlock Station, which had been shut down for repairs due to an accident in late July 2011 and, in early November 2011, restarted another unit at Hunlock Station which had suffered flood damage in the fourth quarter of Fiscal 2011.

On January 12, 2012, AmeriGas Partners completed the acquisition of the subsidiaries of ETP that operated ETP's propane distribution business ("Heritage Propane"). The acquired business conducted its propane operations in 41 states through HOLP and Titan Propane LLC. Effective August 1, 2012, Titan Propane LLC merged with and into AmeriGas Propane, L.P. ("AmeriGas OLP"). According to LP-Gas Magazine rankings published on February 1, 2012, Heritage Propane was the third largest retail propane distributor in the United States, delivering over 500 million gallons to more than one million retail propane customers in 2011. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 4 to Consolidated Financial Statements.

Corporate Information

UGI Corporation was incorporated in Pennsylvania in 1991. UGI Corporation is not subject to regulation by the PUC. UGI Corporation is a "holding company" under the Public Utility Holding Company Act of 2005 ("PUHCA 2005"). PUHCA 2005 and the implementing regulations of the Federal Energy Regulatory Commission ("FERC") give FERC access to certain holding company books and records and impose certain accounting, record-keeping, and reporting requirements on holding companies. PUHCA 2005 also provides state utility regulatory commissions with access to holding company books and records in certain circumstances. Pursuant to a waiver granted in accordance with FERC's regulations on the basis of UGI Corporation's status as a single-state holding company system, UGI Corporation is not subject to certain of the accounting, record-keeping, and reporting requirements prescribed by FERC's regulations.

Our executive offices are located at 460 North Gulph Road, King of Prussia, Pennsylvania 19406, and our telephone number is (610) 337-7000. In this report, the terms Company" and "UGI," as well as the terms "our," "we," and "its," are sometimes used as abbreviated references to UGI Corporation or, collectively, UGI Corporation and its consolidated subsidiaries. Similarly, the terms "AmeriGas Partners" and the "Partnership" are sometimes used as abbreviated references to AmeriGas Partners, L.P. or, collectively, AmeriGas Partners, L.P. and its subsidiaries and the term "UGI Utilities" is sometimes used as an abbreviated reference to UGI Utilities, Inc. or, collectively, UGI Utilities, Inc. and its subsidiaries. The terms "Fiscal 2012" and "Fiscal 2011" refer to the fiscal years ended September 30, 2012 and September 30, 2011, respectively.

The Company's corporate website can be found at www.ugicorp.com. Information on our website is not intended to be incorporated into this report. The Company makes available free of charge at this website (under the "Investor Relations and Corporate Governance - SEC Filings" caption) copies of its reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, including its Annual Reports on Form 10-K, its Quarterly Reports on Form 10-Q and its Current Reports on Form 8-K. The Company's Principles of Corporate Governance, Code of Ethics for the Chief Executive Officer and Senior Financial Officers, Code of Business Conduct and Ethics for Directors, Officers and Employees, and charters of the Corporate Governance, Audit and Compensation and Management Development Committees of the Board of Directors are also available on the Company's website, under the caption "Investor Relations and Corporate Governance - Corporate Governance." All of these documents are also available free of charge by writing to Hugh J. Gallagher, Treasurer, UGI Corporation, P.O. Box 858, Valley Forge, PA 19482.

AMERIGAS PROPANE

Products, Services and Marketing

Our domestic propane distribution business is conducted through AmeriGas Partners. AmeriGas Propane is responsible for managing the Partnership. The Partnership serves approximately 2.3 million customers in all 50 states from approximately 2,100 propane distribution locations. In addition to distributing propane, the Partnership also sells, installs and services propane appliances, including heating systems. Typically, the Partnership's locations are in suburban and rural areas where natural gas is not readily available. Our district offices generally consist of a business office, appliance showroom, warehouse, and service facilities, with one or more 18,000 to 30,000 gallon storage tanks on the premises. As part of its overall transportation and distribution infrastructure, the Partnership operates as an interstate carrier in 48 states throughout the continental United States. It is also licensed as a carrier in the Canadian Provinces of Ontario, British Columbia and Quebec.

The Partnership sells propane primarily to residential, commercial/industrial, motor fuel, agricultural and wholesale customers. The Partnership distributed approximately 1.1 billion gallons of propane in Fiscal 2012. Approximately 91% of the Partnership's Fiscal 2012 sales (based on gallons sold) were to retail accounts and approximately 9% were to wholesale customers. Sales to residential customers in Fiscal 2012 represented approximately 40% of retail gallons sold; commercial/industrial customers 34%; motor fuel customers 14%; and agricultural customers 7%. Transport gallons, which are large-scale deliveries to retail customers other than residential, accounted for 5% of Fiscal 2012 retail gallons. No single customer represents, or is anticipated to represent, more than 5% of the Partnership's consolidated revenues.

The Partnership continues to expand its AmeriGas Cylinder Exchange ("ACE") program. At September 30, 2012, ACE cylinders were available at over 44,600 retail locations throughout the United States. Sales of our ACE cylinders to retailers are included in commercial/industrial sales. The ACE program enables consumers to purchase propane cylinders or exchange their empty propane cylinders at various retail locations such as home centers, gas stations, mass merchandisers and grocery and convenience stores. We also supply retailers with large propane tanks to enable retailers to replenish customers' propane cylinders directly at the retailer's location.

Residential customers use propane primarily for home heating, water heating and cooking purposes. Commercial users, which include hotels, restaurants, churches, warehouses and retail stores, generally use propane for the same purposes as residential customers. Industrial customers use propane to fire furnaces, as a cutting gas and in other process applications. Other industrial customers are large-scale heating accounts and local gas utility customers who use propane as a supplemental fuel to meet peak load deliverability requirements. As a motor fuel, propane is burned in internal combustion engines that power over-the-road vehicles, forklifts and stationary engines. Agricultural uses include tobacco curing, chicken brooding, and crop drying. In its wholesale operations, the Partnership principally sells propane to large industrial end-users and other propane distributors.

Retail deliveries of propane are usually made to customers by means of bobtail and rack trucks. Propane is pumped from the bobtail truck, which generally holds 2,400 to 3,000 gallons of propane, into a stationary storage tank on the customer's premises. The Partnership owns most of these storage tanks and leases them to its customers. The capacity of these tanks ranges from approximately 120 gallons to approximately 1,200 gallons. The Partnership also delivers propane in portable cylinders, including ACE cylinders. Some of these deliveries are made to the customer's location, where empty cylinders are either picked up or replenished in place.

Propane Supply and Storage

The Partnership has over 250 domestic and international sources of supply, including the spot market. Supplies of propane from the Partnership's sources historically have been readily available. During Fiscal 2012, approximately 90% of the Partnership's propane supply was purchased under supply agreements with terms of 1 to 3 years. The availability of propane supply is dependent upon, among other things, the severity of winter weather, the price and availability of competing fuels such as natural gas and crude oil, and the amount and availability of imported supply. Although no assurance can be given that supplies of propane will be readily available in the future, management currently expects to be able to secure adequate supplies during fiscal year 2013. If supply from major sources were interrupted, however, the cost of procuring replacement supplies and transporting those supplies from alternative locations might be materially higher and, at least on a short-term basis, margins could be adversely affected. Enterprise Products Partners, L.P. and Targa Midstream Services LP supplied approximately 36% of the Partnership's Fiscal 2012 propane supply. No other single supplier provided more than 10% of the Partnership's total propane supply in Fiscal 2012. In certain areas, however, a single supplier provides more than 50% of the Partnership's requirements. Disruptions in supply in these areas could also have an adverse impact on the Partnership's margins.

The Partnership's supply contracts typically provide for pricing based upon (i) index formulas using the current prices established at a major storage point such as Mont Belvieu, Texas, or Conway, Kansas, or (ii) posted prices at the time of delivery. In addition, some agreements provide maximum and minimum seasonal purchase volume guidelines. The percentage of contract purchases, and the amount of supply contracted for at fixed prices, will vary from year to year as determined by the General Partner. The Partnership uses a number of interstate pipelines, as well as railroad tank cars, delivery trucks and barges, to transport propane from suppliers to storage and distribution facilities. The Partnership stores propane at various storage facilities and terminals located in strategic areas across the United States.

Because the Partnership's profitability is sensitive to changes in wholesale propane costs, the Partnership generally seeks to pass on increases in the cost of propane to customers. There is no assurance, however, that the Partnership will always be able to pass on product cost increases fully, particularly when product costs rise rapidly. Product cost increases can be triggered by periods of severe cold weather, supply interruptions, increases in the prices of base commodities such as crude oil and natural gas, or other unforeseen events. The General Partner has adopted supply acquisition and product cost risk management practices to reduce the effect of volatility on selling prices. These practices currently include the use of summer storage, forward purchases and derivative commodity instruments, such as options and propane price swaps. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Market Risk Disclosures."

The following graph shows the average prices of propane on the propane spot market during the last 5 fiscal years at Mont Belvieu, Texas, a major storage area.

Average Propane Spot Market Prices


Propane Spot Prices
Per Gallon
$2.00
$1.90
$1.80
$1.70
$1.60
$1.50
$1.40
$1.30
$1.20
$1.10
$1.00
$0.90
$0.80
$0.70
$0.60
$0.50
Sep-07
Dec-07
Mar-08
Jun-08
Sep-08
Dec-08
Mar-09
Jun-09
Sep-09
Dec-09
Mar-10
Jun-10
Sep-10
Dec-10
Mar-11
Jun-11
Sep-11
Dec-11
Mar-12
Jun-12
Sep-12
Mont Belvieu, TX

General Industry Information

Propane is separated from crude oil during the refining process and also extracted from natural gas or oil wellhead gas at processing plants. Propane is normally transported and stored in a liquid state under moderate pressure or refrigeration for economy and ease of handling in shipping and distribution. When the pressure is released or the temperature is increased, it is usable as a flammable gas. Propane is colorless and odorless; an odorant is added to allow for its detection. Propane is considered a clean alternative fuel under the Clean Air Act Amendments of 1990, producing negligible amounts of pollutants when properly consumed.

Competition

Propane competes with other sources of energy, some of which are less costly for equivalent energy value. Propane distributors compete for customers with suppliers of electricity, fuel oil and natural gas, principally on the basis of price, service, availability and portability. Electricity is a major competitor of propane and is currently more expensive than propane. Fuel oil is also a major competitor of propane and is comparable in price to propane. Furnaces and appliances that burn propane will not operate on fuel oil, and vice versa, and, therefore, a conversion from one fuel to the other requires the installation of new equipment. Propane serves as an alternative to natural gas in rural and suburban areas where natural gas is unavailable or portability of product is required. Natural gas is generally a less expensive source of energy than propane, although in areas where natural gas is available, propane is used for certain industrial and commercial applications and as a standby fuel during interruptions in natural gas service. The gradual expansion of the nation's natural gas distribution systems has resulted in the availability of natural gas in some areas that previously depended upon propane. However, natural gas pipelines are not present in many regions of the country where propane is sold for heating and cooking purposes.

For motor fuel customers, propane competes with gasoline, diesel fuel, electric batteries, fuel cells and, in certain applications, liquefied natural gas and compressed natural gas. Wholesale propane distribution is a highly competitive, low margin business. Propane sales to other retail distributors and large-volume, direct-shipment industrial end-users are price sensitive and frequently involve a competitive bidding process.

Retail propane industry volumes have been slowly declining for several years and it is anticipated that no or modest growth in total demand is foreseen in the next several years. Therefore, the Partnership's ability to grow within the industry is dependent on its ability to acquire other retail distributors and to achieve internal growth, which includes expansion of the ACE program and the National Accounts program (through which the Partnership encourages multi-location propane users to enter into a supply agreement with it rather than with many suppliers), as well as the success of its sales and marketing programs designed to attract and retain customers. The failure of the Partnership to retain and grow its customer base would have an adverse effect on its long-term results.

The domestic propane retail distribution business is highly competitive. The Partnership competes in this business with other large propane marketers, including other full-service marketers, and thousands of small independent operators. Some rural electric cooperatives and fuel oil distributors have expanded their businesses to include propane distribution and the Partnership competes with them as well. The ability to compete effectively depends on providing high quality customer service, maintaining competitive retail prices and controlling operating expenses. The Partnership also offers customers various payment and service options, including guaranteed price programs, fixed price arrangements and pricing arrangements based on published propane prices at specified terminals.

In Fiscal 2012, the Partnership's retail propane sales totaled over 1 billion gallons. Based on the most recent annual survey by the American Petroleum Institute, 2010 domestic retail propane sales (annual sales for other than chemical uses) in the United States totaled approximately 8.7 billion gallons. Based on LP-GAS magazine rankings, 2010 sales volume of the ten largest propane companies (including AmeriGas Partners) represented approximately 41% of domestic retail sales.

Properties

As of September 30, 2012, the Partnership owned approximately 90% of its more than 900 district offices throughout the country. The transportation of propane requires specialized equipment. The trucks and railroad tank cars utilized for this purpose carry specialized steel tanks that maintain the propane in a liquefied state. As of September 30, 2012, the Partnership operated a transportation fleet with the following assets:

Approximate Quantity & Equipment Type		% Owned	% Leased
2,200	Trailers	91%	9%
400	Tractors	38%	62%
350	Railroad tank cars	4%	96%
4,600	Bobtail trucks	65%	35%
300	Rack trucks	29%	71%
4,800	Service and delivery trucks	80%	20%

Other assets owned at September 30, 2012 included approximately 1.5 million stationary storage tanks with typical capacities of more than 120 gallons and approximately 4.6 million portable propane cylinders with typical capacities of 1 to 120 gallons.

Trade Names, Trade and Service Marks

The Partnership markets propane principally under the "AmeriGas®", "America's Propane Company®", "Heritage Propane®", "Titan Propane" and "Relationships Matter®" trade names and related service marks. The Partnership also markets propane under other various trade names throughout the United States. UGI owns, directly or indirectly, all the right, title and interest in the "AmeriGas" name and related trade and service marks. The General Partner owns all right, title and interest in the "America's Propane Company" trade name and related service marks. The Partnership has an exclusive (except for use by UGI, AmeriGas, Inc., AmeriGas Gas Polska Sp. z.o.o. and the General Partner), royalty-free license to use these trade names and related service marks. UGI and the General Partner each have the option to terminate its respective license agreement (on 12 months prior notice in the case of UGI), without penalty, if the General Partner is removed as general partner of the Partnership other than for cause. If the General Partner ceases to serve as the general partner of the Partnership for cause, the General Partner has the option to terminate its license agreement upon payment of a fee to UGI equal to the fair market value of the licensed trade names. UGI has a similar termination option; however, UGI must provide 12 months prior notice in addition to paying the fee to the General Partner.

Seasonality

Because many customers use propane for heating purposes, the Partnership's retail sales volume is seasonal. During Fiscal 2012, approximately 55% to 60% of the Partnership's retail sales volume occurred, and substantially all of the Partnership's operating income was earned, during the peak heating season from October through March. The record warm temperatures experienced during the Fiscal 2012 heating season and the timing of the acquisition of Heritage Propane impacted the Partnership's Fiscal 2012 retail sales volumes. For comparison, in Fiscal 2011, approximately 65% to 70% of the Partnership's retail sales volume occurred in the same period. As a result of this seasonality, sales are typically higher in the Partnership's first and second fiscal quarters (October 1 through March 31). Cash receipts are generally greatest during the second and third fiscal quarters when customers pay for propane purchased during the winter heating season.

Sales volume for the Partnership traditionally fluctuates from year-to-year in response to variations in weather, prices, competition, customer mix and other factors, such as conservation efforts and general economic conditions. For information on national weather statistics, see "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Government Regulation

The Partnership is subject to various federal, state and local environmental, safety and transportation laws and regulations governing the storage, distribution and transportation of propane and the operation of bulk storage LPG terminals. These laws include, among others, the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"), the Clean Air Act, the Occupational Safety and Health Act, the Homeland Security Act of 2002, the Emergency Planning and Community Right to Know Act, the Clean Water Act and comparable state statutes. CERCLA imposes joint and several liability on certain classes of persons considered to have contributed to the release or threatened release of a "hazardous substance" into the environment without regard to fault or the legality of the original conduct. Propane is not a hazardous substance within the meaning of federal and most state environmental laws.

All states in which the Partnership operates have adopted fire safety codes that regulate the storage and distribution of propane. In some states these laws are administered by state agencies, and in others they are administered on a municipal level. The Partnership conducts training programs to help ensure that its operations are in compliance with applicable governmental regulations. With respect to general operations, National Fire Protection Association ("NFPA") Pamphlets No. 54 and No. 58 and/or one or more of various international codes (including international fire, building and fuel gas codes) establish rules and procedures governing the safe handling of propane, or comparable regulations, which have been adopted by all states in which the Partnership operates. Management believes that the policies and procedures currently in effect at all of its facilities for the handling, storage and distribution of propane are consistent with industry standards and are in compliance in all material respects with applicable environmental, health and safety laws.

With respect to the transportation of propane by truck, the Partnership is subject to regulations promulgated under federal legislation, including the Federal Motor Carrier Safety Act and the Homeland Security Act of 2002. Regulations under these statutes cover the security and transportation of hazardous materials and are administered by the United States Department of Transportation ("DOT"), Pipeline and Hazardous Materials Safety Administration. The Natural Gas Safety Act of 1968 required the DOT to develop and enforce minimum safety regulations for the transportation of gases by pipeline. The DOT's pipeline safety regulations apply to, among other things, a propane gas system which supplies 10 or more residential customers or 2 or more commercial customers from a single source and to a propane gas system any portion of which is located in a public place. The DOT's pipeline safety regulations require operators of all gas systems to provide operator qualification standards and training and written instructions for employees and third party contractors working on covered pipelines and facilities, establish written procedures to minimize the hazards resulting from gas pipeline emergencies, and conduct and keep records of inspections and testing. Operators are subject to the Pipeline Safety Improvement Act of 2002, which, among other things, protects employees who provide information to their employers or to the federal government as to pipeline safety from adverse employment actions.

There continues to be concern, both nationally and internationally, about climate change and the contribution of greenhouse gas ("GHG") emissions, most notably carbon dioxide, to global warming. While some states have adopted laws and regulations regulating the emission of GHGs for some industry sectors, there is currently no federal or regional legislation mandating the reduction of GHG emissions in the United States. Because propane is considered a clean alternative fuel under the federal Clean Air Act Amendments of 1990, we anticipate that this will provide us with a competitive advantage over other sources of energy, such as fuel oil and coal, if new climate change regulations become effective.

Employees

The Partnership does not directly employ any persons responsible for managing or operating the Partnership. The General Partner provides these services and is reimbursed for its direct and indirect costs and expenses, including all compensation and benefit costs. At September 30, 2012, the General Partner had approximately 9,200 employees, including approximately 540 part-time, seasonal and temporary employees, working on behalf of the Partnership. UGI also performs certain financial and administrative services for the General Partner on behalf of the Partnership and is reimbursed by the Partnership.

INTERNATIONAL PROPANE - ANTARGAZ

During Fiscal 2012, our International Propane - Antargaz LPG distribution business was conducted in France and the Benelux countries (consisting of Belgium, the Netherlands, and Luxembourg). Antargaz also operates a natural gas marketing business in France and sold approximately 2.4 million dekatherms of natural gas during Fiscal 2012. The Benelux operations were acquired during the first quarter of Fiscal 2012.

Products, Services and Marketing

During Fiscal 2012, Antargaz sold approximately 250 million gallons of LPG in France and approximately 45 million gallons of LPG in the Benelux countries. Antargaz is one of the largest LPG distributors in France and the Netherlands and the largest LPG distributor in Belgium and Luxembourg. Antargaz' customer base consists of residential, commercial, agricultural and motor fuel customer accounts that use LPG for space heating, cooking, water heating, process heat and transportation. Antargaz sells LPG in cylinders, and in small, medium and large tanks. Sales of LPG are also made to service stations to accommodate vehicles that run on LPG. Antargaz sells LPG in cylinders to approximately 17,000 retail outlets, such as supermarkets, individually owned stores and gas stations. Supermarket sales represented approximately 75% of butane cylinder sales volume and approximately 14% of propane cylinder sales volume in Fiscal 2012. At September 30, 2012, Antargaz had approximately 223,000 bulk customers, approximately 4,800 natural gas customers and approximately 8.9 million cylinders in circulation. Approximately 63% of Antargaz' Fiscal 2012 sales (based on volumes) were cylinder and small bulk, 15% medium bulk, 19% large bulk and 3% to service stations for automobiles. Antargaz also engages in wholesale sales of LPG and provides logistic, storage and other services to third-party LPG distributors. In addition, Antargaz operates a natural gas marketing business in France that services both commercial and residential customers. No single customer represents, or is anticipated to represent, more than 5% of total revenues for Antargaz.

Sales to small bulk customers represent the largest segment of Antargaz' business in terms of volume, revenue and total margin. Small bulk customers are primarily residential and small business users, such as restaurants, that use LPG mainly for heating and cooking. Small bulk customers also include municipalities, which use LPG for heating certain sports facilities and swimming pools, and the poultry industry for use in chicken brooding.

Medium bulk customers use propane only, and consist mainly of large residential developments such as housing developments, hospitals, municipalities and medium-sized industrial enterprises, and poultry brooders. Large bulk customers include agricultural companies and companies that use LPG in their industrial processes.

The principal end-users of cylinders are residential customers who use LPG supplied in this form for domestic applications such as cooking and heating. Butane cylinders accounted for approximately 54% of all LPG cylinders sold in Fiscal 2012, with propane cylinders accounting for the remainder. Propane cylinders are also used to supply fuel for forklift trucks. The market demand for cylinders has been declining, due primarily to customers gradually changing to other household energy sources for cooking and heating, such as natural gas and electricity.

LPG Supply and Storage

Antargaz has an agreement with Totalgaz for the supply of butane in France, with pricing based on internationally quoted market prices. Under this agreement, 80% of Antargaz' requirements for butane are guaranteed until September 2015. Requirements are fixed annually and Antargaz can develop other sources of supply. For Fiscal 2012, Antargaz purchased 100% of its butane requirements in France from Totalgaz. During Fiscal 2012, two suppliers accounted for substantially all of Antargaz' propane supply for its operations in France. In the Benelux countries, Antargaz purchased 90% of its butane and propane requirements from TOTAL and STASCO during Fiscal 2012. Antargaz also purchases propane on the international market and on the domestic market, under term agreements with international oil and gas trading companies. In addition, purchases are made on the spot market from international oil and gas companies and to a lesser extent from domestic refineries, including those operated by Ineos and Esso SAF.

Antargaz has three primary storage facilities in operation that are located at deep sea harbor facilities, and 29 secondary storage facilities. It also manages an extensive logistics and transportation network. Access to seaborne facilities allows Antargaz to diversify its LPG supplies through imports. LPG stored in primary storage facilities is transported to smaller storage facilities by rail, sea and road. At secondary storage facilities, LPG is filled into cylinders or trucks equipped with tanks and then delivered to customers.

Competition and Seasonality

The LPG markets in France and the Benelux countries are mature, with modest declines in total demand due to competition with other fuels and other energy sources, conservation and the challenging economic climate. Sales volumes are affected principally by the severity of the weather and customer migration to alternative energy forms, including natural gas and electricity. Because Antargaz' profitability is sensitive to changes in wholesale LPG costs, Antargaz generally seeks to pass on increases in the cost of LPG to customers. There is no assurance, however, that Antargaz will always be able to pass on product cost increases fully when product costs rise rapidly. Product cost increases can be triggered by periods of severe cold weather, supply interruptions, increases in the prices of base commodities such as crude oil and natural gas, or other unforeseen events. High LPG prices may result in slower than expected growth due to customer conservation and customers seeking less expensive alternative energy sources. France derives a significant portion of its electricity from nuclear power plants. Due to the nuclear power plants, as well as the regulation of electricity prices by the French government, electricity prices in France are generally less expensive than LPG. As a result, electricity has increasingly become a more significant competitor to LPG in France than in other countries where we operate. In addition, government policies and incentives that favor alternative energy sources can result in customers migrating to energy sources other than LPG in both France and the Benelux countries.

In France, Antargaz competes in all of its product markets on a national level principally with three LPG distribution companies, Totalgaz (owned by Total France), Butagaz (owned by Societe des Petroles Shell) and Compagnie des Gaz de Petrole Primagaz (an independent supplier owned by SHV Holding NV), as well as with a regional competitor, Vitogaz. In recent years, competition has increased as supermarkets affiliate with LPG distributors to offer their own brands of cylinders and they are now competitors of Antargaz. Antargaz has partnered with one supermarket chain in France in this market. If Antargaz is unsuccessful in expanding its services to other supermarket chains, its market share through supermarket sales may decline in France. In the Benelux countries, Antargaz competes in all of its product markets on a national level, principally with Compagnie des Gaz de Petrole Primagaz, as well as with several regional competitors. In recent years, competition has increased in the Benelux countries as small competitors have reduced their price offerings. In the Netherlands, several LPG distributors offer their own brands of cylinders. Antargaz seeks to increase demand for its butane and propane cylinders through marketing and product innovations. Some of Antargaz' competitors are affiliates of its LPG suppliers. As a result, its competitors may obtain product at more competitive prices.

Because many of Antargaz' customers use LPG for heating, sales volume is affected principally by the severity of the temperatures during the heating season months and traditionally fluctuate from year-to-year in response to variations in weather, prices and other factors, such as conservation efforts and the challenging economic climate. Demand for LPG is higher during the colder months of the year. Typically, approximately 65% to 70% of Antargaz' retail sales volume occurs, and substantially all of Antargaz' operating income is earned, during the six months from October through March. For historical information on weather statistics for Antargaz, see "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Government Regulation

Antargaz' business is subject to various laws and regulations at the national and European levels with respect to matters such as protection of the environment, the storage and handling of hazardous materials and flammable substances, the discharge of contaminants into the environment and the safety of persons and property. In Belgium and Luxembourg, Antargaz is also subject to price regulations that permit Antargaz to increase the price of LPG sold to small bulk, medium bulk, large bulk and cylinder customers (up to a defined maximum price) when Antargaz' costs fluctuate.

Properties

Antargaz has 3 primary storage facilities in operation. One of these is a refrigerated facility. In addition, Antargaz is able to use 30,000 cubic meters of capacity of a storage facility, Donges, by virtue of Antargaz' 50% ownership of Donges GIE. The table below sets forth details of Antargaz' 3 primary storage facilities:

	Ownership %	Antargaz Storage Capacity - Propane (m3) (1)	Antargaz Storage Capacity - Butane (m3) (1)
Norgal	52.7	22,600	8,900
Geogaz Lavera	16.7	17,400	32,500
Cobogal	15.0	1,300	450

(1) Cubic meters (1 cubic meter is equivalent to approximately 264 gallons).

Antargaz has 29 secondary storage facilities, 19 of which are wholly owned. The others are partially owned, through joint ventures.

Employees

At September 30, 2012, Antargaz had approximately 1,160 employees.

INTERNATIONAL PROPANE - FLAGA & OTHER

During Fiscal 2012, our International Propane - Flaga & Other LPG distribution business was conducted principally in Europe through our wholly owned subsidiaries, Flaga and AvantiGas, and in China through our majority owned partnership, ChinaGas Partners, L.P. Flaga is referred to in this section collectively with its subsidiaries as "Flaga" unless the context otherwise requires. Flaga operates in Austria, the Czech Republic, Denmark, Finland, Hungary, Norway, Poland, Romania, Slovakia, Sweden and Switzerland. Flaga's operations in Finland, Norway and Sweden were acquired by Flaga during the first quarter of Fiscal 2012. AvantiGas operates in the United Kingdom.

During Fiscal 2012, Flaga sold approximately 223 million gallons of LPG. Flaga is the largest distributor of LPG in Austria and Denmark and one of the largest distributors of LPG in the Czech Republic, Hungary and Slovakia. During Fiscal 2012, AvantiGas sold approximately 140 million gallons of LPG and our majority-owned partnership in China sold approximately 11 million gallons of LPG.

FLAGA

Products, Services and Marketing

During Fiscal 2012, Flaga sold approximately 223 million gallons of LPG. Flaga serves customers that use LPG for residential, commercial, industrial, agricultural and automobile fuel ("auto gas") purposes. Flaga's customers primarily use LPG for heating, cooking, motor fuel (including forklifts), construction work, manufacturing, crop drying, power generation and irrigation. Flaga sells LPG in cylinders and in small, medium and large bulk tanks. At September 30, 2012, Flaga had nearly 70,000 customers and 2.8 million cylinders in circulation. Approximately 30% of Flaga's Fiscal 2012 sales (based on volumes) were cylinder and small bulk, 21% auto gas, 43% large bulk, and 6% medium bulk.

Flaga has a total of 25 sales offices throughout the countries it serves, although it does not have sales offices in Norway, Sweden or Finland, largely due to the commercial and industrial nature of Flaga's business in those countries. Sales offices generally consist of an office location where customers can directly purchase LPG. Except for Poland, no single country's total gallons of LPG sold during Fiscal 2012 represented more than 15% of Flaga's total gallons in Fiscal 2012. Flaga distributes cylinders directly to its customers and through the use of distributors who resell the cylinders to end users under the distributor's pricing and terms. No single customer represents or is anticipated to represent more than 5% of total revenues for Flaga, with the exception of one auto gas customer that represented approximately 11% of Flaga's total revenues in Fiscal 2012.

LPG Supply and Storage

Flaga typically enters into an annual LPG supply agreement with TCO/Chevron. During Fiscal 2012, TCO/Chevron supplied approximately 25% of Flaga's LPG requirements, with pricing based on internationally quoted market prices. Flaga also purchases LPG on the international market and on the domestic markets, under annual term agreements with international oil and gas trading companies, including Vitol and Orlen Gas, and from domestic refineries, primarily OMV, Unipetrol, Shell and Statoil. In addition, LPG purchases are made on the spot market from international oil and gas traders. During Fiscal 2012, five suppliers accounted for approximately 54% of Flaga's LPG supply.

Flaga operates 8 main storage facilities, including one in Denmark that is located at a deep sea harbor facility, one LPG import terminal in Poland, and 62 secondary storage facilities. Flaga manages a widespread logistics and transportation network including approximately 230 leased railcars, and also maintains various transloading and filling agreements with third parties. LPG stored in primary storage facilities is transported to smaller storage facilities by rail or truck.

Competition and Seasonality

The retail propane industry in the Western European countries in which Flaga operates is mature, with slight declines in overall demand in recent years, due primarily to the expansion of natural gas, customer conservation and challenging economic conditions. In the Eastern European countries in which Flaga operates, the demand for LPG is expected to grow. Competition for customers is based on contract terms as well as on product prices. Flaga competes with other LPG marketers, including competitors located in other European countries, and also competes with providers of other sources of energy, principally natural gas, electricity and wood.

Because many of Flaga's customers use LPG for heating, sales volumes in Flaga's sales territories are affected principally by the severity of the temperatures during the heating season months and traditionally fluctuate from year-to-year in response to variations in weather, prices and other factors, such as conservation efforts and the challenging economic climate. Because Flaga's profitability is sensitive to changes in wholesale LPG costs, Flaga generally seeks to pass on increases in the cost of LPG to customers. There is no assurance, however, that Flaga will always be able to pass on product cost increases fully when product costs rise rapidly. In parts of Flaga's sales territories, it is particularly difficult to pass on rapid increases in the price of LPG due to the low per capita income of customers in several of its territories and the intensity of competition. Product cost increases can be triggered by periods of severe cold weather, supply interruptions, increases in the prices of base commodities such as crude oil and natural gas, or other unforeseen events. High LPG prices may result in slower than expected growth due to customer conservation and customers seeking less expensive alternative energy sources. In many of Flaga's sales territories, government policies and incentives that favor alternative energy sources may result in customers migrating to energy sources other than LPG. Rules and regulations applicable to LPG industry operations in many of the Eastern European countries where Flaga operates are still evolving, or are not consistently enforced, causing intensified competitive conditions in those areas.

Government Regulation

Flaga's business is subject to various laws and regulations at both the national and European levels with respect to matters such as protection of the environment and the storage and handling of hazardous materials and flammable substances.

Employees

At September 30, 2012, Flaga had approximately 950 employees.

AVANTIGAS

Products, Services and Marketing

During Fiscal 2012, AvantiGas sold approximately 140 million gallons of LPG (of which approximately 80 million gallons were wholesale gallons). At September 30, 2012, AvantiGas had approximately 15,500 customers. AvantiGas serves customers that use LPG for wholesale, aerosol, agricultural, residential, commercial, industrial, and auto gas purposes. AvantiGas' customers primarily use LPG for heating, motor fuel (including forklifts), leisure activities, industrial processes and aerosol propellant. AvantiGas sells LPG in medium and large bulk tanks with medium bulk sales representing approximately 49% of Fiscal 2012 sales (based on volumes) and large bulk representing approximately 51%.

AvantiGas serves its customer base through a centralized customer service center and, therefore, does not have sales offices in the United Kingdom. Sales to wholesale customers represented approximately 57% of gallons sold; aerosol customers 21%; agricultural customers 8%; residential customers 6%; and commercial, industrial and autogas 8%. Two wholesale customers and two aerosol customers collectively represented over 44% of AvantiGas' total revenues in Fiscal 2012. No other customer represents or is anticipated to represent more than 5% of total revenues for AvantiGas.

LPG Supply and Storage

AvantiGas enters into five-year agreements with Essar Energy plc's Stanlow refinery and STASCO's Mossmorran terminal for the supply of an aggregate of approximately 90% of AvantiGas' LPG requirements, with pricing based on internationally quoted market prices. AvantiGas purchased the remainder of its LPG requirements from other third party suppliers.

AvantiGas operates 8 main storage facilities in England, Scotland and Wales. AvantiGas manages a logistics and transportation network, consisting of approximately 75 trucks, and also maintains various transportation agreements with third parties. LPG stored in primary storage facilities is transported to smaller storage facilities or customers by truck.

Competition and Seasonality

The retail propane industry in the United Kingdom is highly concentrated and is mature, with slight declines in overall demand in recent years, due primarily to the expansion of natural gas, customer conservation and challenging economic conditions. Competition for customers is based on contract terms as well as on product prices. AvantiGas competes with other LPG marketers in the United Kingdom.

Because many of AvantiGas' customers use gas for heating purposes, sales volume in AvantiGas' sales territories are affected principally by the severity of the temperatures during the heating season months and traditionally fluctuate from year-to-year in response to variations in weather, prices and other factors, such as energy conservation efforts and the challenging economic climate. Because AvantiGas' profitability is sensitive to changes in wholesale LPG costs, AvantiGas generally seeks to pass on increases in the cost of LPG to customers. There is no assurance, however, that AvantiGas will always be able to pass on product cost increases fully when product costs rise rapidly. Product cost increases can be triggered by periods of severe cold weather, supply interruptions, increases in the prices of base commodities, such as crude oil and natural gas, or other unforeseen events. High LPG prices may result in slower than expected growth due to customer conservation and customers seeking less expensive alternative energy sources.

Government Regulation

AvantiGas' business is subject to various laws and regulations at both the national and European levels with respect to matters such as competition, protection of the environment and the storage and handling of hazardous materials and flammable substances.

Employees

At September 30, 2012, AvantiGas had approximately 165 employees.

ENERGY SERVICES

Retail Energy Marketing

Energy Services sells natural gas, liquid fuels and electricity to approximately 18,000 commercial and industrial customers at approximately 43,000 locations. Energy Services serves customers in all or portions of Pennsylvania, New Jersey, Delaware, New York, Ohio, Maryland, Massachusetts, Virginia, North Carolina and the District of Columbia. Energy Services distributes natural gas through the use of the transportation systems of 33 utility systems. It supplies power to customers through the use of the transmission systems of 19 utility systems.

Historically, a majority of Energy Services' commodity sales have been made under fixed-price agreements, which typically contain a take-or-pay arrangement that permit customers to purchase a fixed amount of product for a fixed price during a specified period, and to pay for the product even if the customer does not take delivery of the product. However, a growing number of Energy Services' commodity sales are currently being made under requirements contracts, under which Energy Services is typically an exclusive supplier and will supply as much product as the customer requires. Energy Services manages supply cost volatility related to these agreements by (i) entering into fixed-price supply arrangements with a diverse group of suppliers and holders of interstate pipeline capacity, (ii) entering into exchange-traded futures contracts on the New York Mercantile Exchange, (iii) entering into over-the-counter derivative arrangements with major international banks and major suppliers, (iv) utilizing supply assets that it owns or manages, and (v) utilizing financial transmission rights to hedge price risk against certain transmission costs. Energy Services also bears the risk for balancing and delivering natural gas and power to its customers under various gas pipeline and utility company tariffs. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Market Risk Disclosures."

Midstream Assets

Energy Services operates a natural gas liquefaction, storage and vaporization facility in Temple, Pennsylvania ("Temple Facility"), and propane storage and propane-air mixing stations in Bethlehem, Reading, Hunlock Creek, and White Deer, Pennsylvania. It also operates propane storage, rail transshipment terminals, and propane-air mixing stations in Steelton and Williamsport, Pennsylvania. These assets are used in Energy Services' energy peaking business that provides supplemental energy, primarily liquefied natural gas and propane-air mixtures, to gas utilities on interstate pipelines at times of high demand (generally during periods of coldest winter weather). In Fiscal 2012, Energy Services completed its fourfold expansion of the Temple Facility and obtained a FERC operating certificate on August 1, 2012. In Fiscal 2013, Energy Services is expected to expand its energy peaking services at the Temple Facility and to sell liquefied natural gas to customers for use by trucks, drilling rigs and other motor vehicles. Energy Services also manages natural gas pipeline and storage contracts for UGI Utilities, subject to a competitive bid process, as well as storage capacity owned by Energy Services.

A wholly owned subsidiary of Energy Services owns and operates underground natural gas storage and related high pressure pipeline facilities formerly owned by CPG, which have FERC approval to sell storage services at market-based rates. The storage facilities are located in the Marcellus Shale region of Pennsylvania and have a total storage capacity of 15 million decatherms and a maximum daily withdrawal quantity of 224,000 decatherms. In Fiscal 2012, Energy Services leased more than

50% of the capacity at its underground natural gas facilities to third parties.

In August 2012, FERC approved Energy Services' project to add compression at a natural gas storage facility in Tioga County, Pennsylvania. Energy Services received final approval for this project from the Pennsylvania Department of Environmental Protection and began construction work in September 2012. Energy Services expects to complete construction in the Spring of 2013. This project will permit firm deliveries of natural gas to the storage facility through the Tennessee Gas Pipeline.

In Fiscal 2012, Energy Services continued making investments in infrastructure projects to support the development of natural gas in the Marcellus Shale region of Pennsylvania. During Fiscal 2012, Energy Services completed the first phase of its gathering system to transport natural gas from Wyoming County, Pennsylvania to an interstate pipeline. During Fiscal 2012, Energy Services invested capital to extend this gathering system to Luzerne County, Pennsylvania with a planned connection to another interstate pipeline. This project is expected to be completed during Fiscal 2014.

Future planned investments are expected to cover a range of new midstream asset opportunities, including interstate pipelines, local gathering systems and gas storage facilities and complementary and related investments in natural gas exploration, production and refining.

Competition

Energy Services competes with other marketers, consultants and local utilities to sell natural gas, liquid fuels, electric power and related services to customers in its service area principally on the basis of price, customer service, and reliability. We have faced an increase in competition as new markets for natural gas, liquid fuels, electric power and related services have emerged.

Government Regulation

FERC has jurisdiction over the rates and terms and conditions of service of wholesale sales of electric capacity and energy, as well as the sales for resale of natural gas and related storage and transportation services. Energy Services has a tariff on file with FERC pursuant to which it may make power sales to wholesale customers at market-based rates. Energy Services also has market-based rate authority for power sales to wholesale customers to the extent that Energy Services purchases power in excess of its retail customer needs. Two subsidiaries of Energy Services operate natural gas storage facilities under FERC certificate approvals and offer services to wholesale customers at FERC-approved market-based rates. Energy Services is also subject to FERC reporting requirements, market manipulation rules and other FERC enforcement and regulatory powers.

Energy Services is subject to various federal, state and local environmental, safety and transportation laws and regulations governing the storage, distribution and transportation of propane and the operation of bulk storage LPG terminals. These laws include, among others, the Resource Conservation and Recovery Act, CERCLA, the Clean Air Act, the Occupational Safety and Health Act, the Homeland Security Act of 2002, the Emergency Planning and Community Right to Know Act, the Clean Water Act and comparable state statutes. CERCLA imposes joint and several liability on certain classes of persons considered to have contributed to the release or threatened release of a "hazardous substance" into the environment without regard to fault or the legality of the original conduct.

Employees

At September 30, 2012, Energy Services, Inc. had approximately 175 employees.

ELECTRIC GENERATION

Products and Services

UGID has an approximate 5.97% (approximately 102 megawatt) ownership interest in the Conemaugh generation station ("Conemaugh"), a 1,711 megawatt, coal-fired generation station located near Johnstown, Pennsylvania. Conemaugh is owned by a consortium of energy companies and operated by a unit of GenOn Energy, Inc. UGID also owns and operates the Hunlock Station located near Wilkes-Barre, Pennsylvania, a 130-megawatt natural gas-fueled generating station, which commenced operations in July 2011. Due to an accident in late July 2011, one unit at Hunlock Station was shut down for repairs but was restarted in June 2012. Another unit at Hunlock Station suffered flood damage in the fourth quarter of Fiscal 2011 but was restarted in early November 2011.

UGID owns and operates a landfill gas-fueled generation plant near Hegins, Pennsylvania, with gross generating capacity of 11 megawatts. The plant qualifies for renewable energy credits. Due to a quantity of sulfur in its supply of landfill gas that exceeded permissible levels, the plant was temporarily shut down in July 2012 but was restarted in October 2012.

UGID also owns and operates 7.64 megawatts of solar-powered generation capacity in Pennsylvania, Maryland and New Jersey. Several other solar generation projects are in development.

Competition

UGID competes with other generation stations on the interface of PJM Interconnection, LLC ("PJM"), a regional transmission organization that coordinates the movement of wholesale electricity in certain states, including the states in which we operate, and bases sales on bid pricing. Generally, each power generator has a small share of the total market on PJM.

Government Regulation

UGID owns electric generation facilities that are within the control area of PJM and are dispatched in accordance with a FERC-approved open access tariff and associated agreements administered by PJM. UGID receives certain revenues collected by PJM, determined under an approved rate schedule. UGID is also subject to FERC reporting requirements, market manipulation rules and other FERC enforcement and regulatory powers.

Employees

At September 30, 2012, UGID had approximately 25 employees.

GAS UTILITY

Gas Utility consists of the regulated natural gas distribution businesses of our subsidiary, UGI Utilities, and UGI Utilities' subsidiaries, PNG and CPG. Gas Utility serves nearly 600,000 customers in eastern and central Pennsylvania and several hundred customers in portions of one Maryland county. Gas Utility is regulated by the PUC and, with respect to its several hundred customers in Maryland, the Maryland Public Service Commission.

Service Area; Revenue Analysis

Gas Utility is authorized to distribute natural gas to nearly 600,000 customers in portions of 46 eastern and central Pennsylvania counties through its distribution system of approximately 12,000 miles of gas mains. Contemporary materials, such as plastic or coated steel, comprise approximately 85% of Gas Utility's 12,000 miles of gas mains, with cast iron pipe comprising approximately 4% and bare steel pipe comprising approximately 11% of Gas Utility's gas mains. Gas Utility expects to replace the cast iron portion of its gas mains within 14 years and the bare steel portion within 30 years. The service area includes the cities of Allentown, Bethlehem, Easton, Harrisburg, Hazleton, Lancaster, Lebanon, Reading, Scranton, Wilkes-Barre, Lock Haven, Pittston, Pottsville, and Williamsport, Pennsylvania, and the boroughs of Honesdale and Milford, Pennsylvania. Located in Gas Utility's service area are major production centers for basic industries such as specialty metals, aluminum, glass and paper product manufacturing. Gas Utility also distributes natural gas to several hundred customers in portions of one Maryland county.

System throughput (the total volume of gas sold to or transported for customers within Gas Utility's distribution system) for Fiscal 2012 was approximately 177.6 billion cubic feet ("bcf"). System sales of gas accounted for approximately 27% of system throughput, while gas transported for residential, commercial and industrial customers who bought their gas from others accounted for approximately 73% of system throughput.

Sources of Supply and Pipeline Capacity

Gas Utility is permitted to recover prudently incurred costs of natural gas it sells to its customers. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Market Risk Disclosures" and Note 8 to Consolidated Financial Statements. Gas Utility meets its service requirements by utilizing a diverse mix of natural gas purchase contracts with marketers and producers, along with storage and transportation service contracts. These arrangements enable Gas Utility to purchase gas from Gulf Coast, Mid-Continent, Appalachian and Canadian sources. For the transportation and storage function, Gas Utility has long-term agreements with a number of pipeline companies, including Texas Eastern Transmission Corporation, Columbia Gas Transmission, LLC, Transcontinental Gas Pipeline Company, LLC, Dominion Transmission, Inc., ANR Pipeline Company, and Tennessee Gas Pipeline Company, L.L.C.

Gas Supply Contracts

During Fiscal 2012, Gas Utility purchased approximately 79.6 bcf of natural gas for sale to core-market customers (principally comprised of firm- residential, commercial and industrial customers that purchase their gas from Gas Utility ("retail core market")) and off-system sales customers. Approximately 74% of the volumes purchased were supplied under agreements with 10 suppliers. The remaining 22% of gas purchased by Gas Utility was supplied by approximately 20 producers and marketers. Gas supply contracts for Gas Utility are generally no longer than 1 year. Gas Utility also has long-term contracts with suppliers for natural gas peaking supply during the months of November through March.

Seasonality

Because many of its customers use gas for heating purposes, Gas Utility's sales are seasonal. During Fiscal 2012, approximately 60% to 65% of Gas Utility's sales volume was supplied, and approximately 80% to 85% of Gas Utility's operating income was earned, during the peak heating season from October through March.

Competition

Natural gas is a fuel that competes with electricity and oil, and to a lesser extent, with propane and coal. Competition among these fuels is primarily a function of their comparative price and the relative cost and efficiency of the equipment. Natural gas generally benefits from a competitive price advantage over oil, electricity, and propane. Fuel oil dealers compete for customers in all categories, including industrial customers. Gas Utility responds to this competition with marketing and sales efforts designed to retain, expand, and grow its customer base.

In substantially all of its service territories, Gas Utility is the only regulated gas distribution utility having the right, granted by the PUC or by law, to provide gas distribution services. Since the 1980s, larger commercial and industrial customers have been able to purchase gas supplies from entities other than natural gas distribution utility companies. As a result of Pennsylvania's Natural Gas Choice and Competition Act, effective July 1, 1999, all of Gas Utility's customers, including core-market customers, have been afforded this opportunity.

A number of Gas Utility's commercial and industrial customers have the ability to switch to an alternate fuel at any time and, therefore, are served on an interruptible basis under rates that are competitively priced with respect to the alternate fuel. Margin from these customers, therefore, is affected by the difference or "spread" between the customers' delivered cost of gas and the customers' delivered cost of the alternate fuel, as well as the frequency and duration of interruptions. See "Gas Utility Regulation and Rates - Pennsylvania Public Utility Commission Jurisdiction and Gas Utility Rates."

Approximately 34% of Gas Utility's commercial and industrial customers' annual throughput volume, including certain customers served under interruptible rates, have locations that afford them the opportunity of seeking transportation service directly from interstate pipelines, thereby bypassing Gas Utility. Gas Utility has approximately 30 of such customers with transportation contracts extending beyond Fiscal 2012, 10 of whom are among Gas Utility's largest customers in terms of annual volumes, and the majority of such customers are served under transportation contracts having 3 to 20 year terms. No single customer represents, or is anticipated to represent, more than 5% of Gas Utility's total revenues.

Outlook for Gas Service and Supply

Gas Utility anticipates having adequate pipeline capacity, peaking services and other sources of supply available to it to meet the full requirements of all firm customers on its system through fiscal year 2013. Supply mix is diversified, market priced, and delivered pursuant to a number of long-term and short-term firm transportation and storage arrangements, including transportation contracts held by some of Gas Utility's larger customers.

During Fiscal 2012, Gas Utility supplied transportation service to 2 major co-generation installations and 6 electric generation facilities. Gas Utility continues to seek new residential, commercial and industrial customers for both firm and interruptible service. In Fiscal 2012, Gas Utility connected approximately 2,000 new commercial and industrial customers. In the residential market sector, Gas Utility connected over 12,000 residential heating customers during Fiscal 2012. Nearly 9,000 of these customers, an increase of approximately 63% from Fiscal 2011, converted to natural gas from other energy sources, mainly oil and electricity, largely due to high oil prices and the elimination of electricity rate caps during Fiscal 2011. New home construction customers and existing non-heating gas customers who added gas heating systems to replace other energy sources primarily accounted for the other residential heating connections in Fiscal 2012.

UGI Utilities continues to monitor and participate, where appropriate, in rulemaking and individual rate and tariff proceedings before FERC affecting the rates and the terms and conditions under which Gas Utility transports and stores natural gas. Among these proceedings are those arising out of certain FERC orders and/or pipeline filings that relate to (i) the pricing of pipeline services in a competitive energy marketplace; (ii) the flexibility of the terms and conditions of pipeline service tariffs and contracts; and (iii) pipelines' requests to increase their base rates, or change the terms and conditions of their storage and transportation services.

UGI Utilities' objective in negotiations with interstate pipeline and natural gas suppliers, and in proceedings before regulatory agencies, is to assure availability of supply, transportation and storage alternatives to serve market requirements at the lowest cost possible, taking into account the need for security of supply. Consistent with that objective, UGI Utilities negotiates the terms of firm transportation capacity on all pipelines serving it, arranges for appropriate storage and peak-shaving resources, negotiates with producers for competitively priced gas purchases and aggressively participates in regulatory proceedings related to transportation rights and costs of service.

GAS UTILITY REGULATION AND RATES

Pennsylvania Public Utility Commission Jurisdiction and Gas Utility Rates

Gas Utility is subject to regulation by the PUC as to rates, terms and conditions of service, accounting matters, issuance of securities, contracts and other arrangements with affiliated entities, and various other matters. Rates that Gas Utility may charge for gas service come in two forms: (1) rates designed to recover PGCs; and (2) rates designed to recover costs other than PGCs. Rates designed to recover PGCs are reviewed in PGC proceedings. Rates designed to recover costs other than PGCs are primarily established in general base rate proceedings.

UGI Gas has two PGC rates: (1) applicable to small, firm, retail core-market customers consisting of the residential and small commercial and industrial classes; and (2) applicable to firm, contractual, high-load factor customers served on three separate rates. The most recent general base rate increase for UGI Gas became effective in 1995. In accordance with a statutory mechanism, a rate increase for UGI Gas' retail core-market customers became effective October 1, 2000 along with a PGC variable credit equal to a portion of the margin received from customers served under interruptible rates to the extent such interruptible customers use third-party pipeline capacity contracted for by UGI Gas for retail core-market customers.

PNG and CPG each have one PGC rate applicable to all customers. On August 11, 2011, the PUC approved CPG's base rate case settlement agreement, which resulted in an $8.9 million base rate operating revenue increase for CPG. The increase became effective on August 30, 2011. On June 21, 2012, the PUC reversed its earlier decision related to the $0.9 million increase in revenues associated with the Energy Efficiency and Conservation Plan filed by CPG as part of the August 11, 2011 base rate case settlement. As a result, $0.9 million of base rate operating revenue that was collected as part of this plan has been refunded to customers. On August 27, 2009, the PUC approved PNG's base rate case settlement agreement, which resulted in a $19.75 million base rate operating revenue increase for PNG, effective August 28, 2009.

The gas service tariffs for UGI Gas, PNG and CPG contain PGC rates applicable to firm retail rate schedules. These PGC rates permit recovery of substantially all of the prudently incurred costs of natural gas that UGI Gas, PNG, and CPG sell to their customers. PGC rates are reviewed and approved annually by the PUC. UGI Gas, PNG, and CPG may request quarterly or, under certain conditions, monthly adjustments to reflect the actual cost of gas. Quarterly adjustments become effective on 1 day's notice to the PUC and are subject to review during the next annual PGC filing. Each proposed annual PGC rate is required to be filed with the PUC 6 months prior to its effective date. During this period, the PUC holds hearings to determine whether the proposed rate reflects a least-cost fuel procurement policy consistent with the obligation to provide safe, adequate and reliable service. After completion of these hearings, the PUC issues an order permitting the collection of gas costs at levels that meet that standard. The PGC mechanism also provides for an annual reconciliation.

FERC Market Manipulation Rules and Other FERC Enforcement and Regulatory Powers

Gas Utility is subject to FERC regulations governing the manner in which certain jurisdictional sales or transportation are conducted. Section 4A of the Natural Gas Act and Section 222 of the Federal Power Act prohibit the use or employment of any manipulative or deceptive devices or contrivances in connection with the purchase or sale of natural gas or natural gas transportation subject to the jurisdiction of FERC. FERC has adopted regulations to implement these statutory provisions, which apply, to a limited extent, to certain sales and transportation by the Gas Utility that are subject to FERC's jurisdiction. Gas Utility is subject to certain other regulations and obligations for FERC-regulated activities.

State Tax Surcharge Clauses

UGI Utilities' gas service tariffs contain state tax surcharge clauses. The surcharges are recomputed whenever any of the tax rates included in their calculation are changed. These clauses protect UGI Utilities from the effects of increases in most of the Pennsylvania taxes to which it is subject.

Utility Franchises

UGI Utilities, PNG and CPG each hold certificates of public convenience issued by the PUC and certain "grandfather rights" predating the adoption of the Pennsylvania Public Utility Code and its predecessor statutes, which each of them believes are adequate to authorize them to carry on their business in substantially all of the territories to which they now render gas service. Under applicable Pennsylvania law, UGI Utilities, PNG and CPG also have certain rights of eminent domain as well as the right to maintain their facilities in streets and highways in their territories.

Other Government Regulation

In addition to regulation by the PUC and FERC, Gas Utility is subject to various federal, state and local laws governing environmental matters, occupational health and safety, pipeline safety and other matters. Gas Utility is subject to the requirements of the federal Resource Conservation and Recovery Act, CERCLA and comparable state statutes with respect to the release of hazardous substances on property owned or operated by Gas Utility. See Note 8 to Consolidated Financial Statements.

Employees

At September 30, 2012, the gas utility operations of UGI Utilities had approximately 1,300 employees.

ELECTRIC UTILITY AND HVAC/R

ELECTRIC UTILITY

Electric Utility supplies electric service to over 60,000 customers in portions of Luzerne and Wyoming counties in northeastern Pennsylvania through a system consisting of approximately 2,100 miles of transmission and distribution lines and 13 transmission substations. At September 30, 2012, UGI Utilities' electric utility operations had approximately 70 employees.

In accordance with Electric Utility's default service settlement with the PUC effective January 1, 2010, Electric Utility is permitted to recover prudently incurred electricity costs, including costs to obtain supply to meet its customers' energy requirements, pursuant to a supply plan filed with the PUC. UGI Utilities' electric utility operations are subject to regulation by the PUC as to rates, terms and conditions of service, accounting matters, issuance of securities, contracts and other arrangements with affiliated entities, and various other matters. The most recent general base rate increase for Electric Utility became effective in 1996. PUC default service regulations became applicable to Electric Utility's provision of default service effective January 1, 2010 and Electric Utility, consistent with these regulations, has received PUC approval of (1) default service tariff rules applicable for service rendered on or after January 1, 2010, (2) a reconcilable default service cost rate recovery mechanism to recover the cost of acquiring default service supplies for service rendered on or after January 1, 2010, (3) a plan for meeting the post-2009 requirements of the Alternative Energy Portfolio Standards Act ("AEPS Act"), which requires Electric Utility to directly or indirectly acquire certain percentages of its supplies from designated alternative energy sources, and (4) a reconcilable AEPS Act cost recovery rate mechanism to recover the costs of complying with AEPS Act requirements applicable to default service supplies for service rendered on or after January 1, 2010. Under these rules, default service rates for most customers will be adjusted quarterly.

FERC has jurisdiction over the rates and terms and conditions of service of electric transmission facilities used for wholesale or retail choice transactions. Electric Utility owns electric transmission facilities that are within the control area of PJM and are dispatched in accordance with a FERC-approved open access tariff and associated agreements administered by PJM. PJM is a regional transmission organization that regulates and coordinates generation supply and the wholesale delivery of electricity. Electric Utility receives certain revenues collected by PJM, determined under a formulary rate schedule that is adjusted in June of each year to reflect annual changes in Electric Utility's electric transmission revenue requirements, when its transmission facilities are used by third parties. FERC has jurisdiction over the rates and terms and conditions of service of wholesale sales of electric capacity and energy. Electric Utility has a tariff on file with FERC pursuant to which it may make power sales to wholesale customers at market-based rates.

HVAC/R

We conduct our heating, ventilation, air-conditioning, refrigeration and electrical contracting service business through HVAC/R, which serves portions of eastern Pennsylvania and the Mid-Atlantic region, including the Philadelphia suburbs and portions of New Jersey and northern Delaware. This business serves more than 100,000 customers in residential, commercial, industrial and new construction markets. During Fiscal 2012, HVAC/R generated approximately $82 million in revenues and employed approximately 460 people.

BUSINESS SEGMENT INFORMATION

The table stating the amounts of revenues, operating income (loss) and identifiable assets attributable to each of UGI's reportable business segments, and to the geographic areas in which we operate, for the 2012, 2011 and 2010 fiscal years appears in Note 21 to Consolidated Financial Statements included in Item 8 of this Report and is incorporated herein by reference.

EMPLOYEES

At September 30, 2012, UGI and its subsidiaries had over 13,500 employees.

ITEM 1A. RISK FACTORS

There are many factors that may affect our business and results of operations. Additional discussion regarding factors that may affect our business and operating results is included elsewhere in this Report.

Decreases in the demand for our energy products and services because of warmer-than-normal heating season weather may adversely affect our results of operations.

Because many of our customers rely on our energy products and services to heat their homes and businesses, our results of operations are adversely affected by warmer-than-normal heating season weather. Weather conditions have a significant impact on the demand for our energy products and services for both heating and agricultural purposes. Accordingly, the volume of our energy products sold is at its highest during the peak heating season of October through March and is directly affected by the severity of the winter weather. For example, historically, approximately 65% to 70% of AmeriGas Partners' annual retail propane volume and Antargaz' annual retail LPG volume, and 60% to 65% of Gas Utility's natural gas throughput (the total volume of gas sold to or transported for customers within our distribution system) has been sold during these months. There can be no assurance that normal winter weather in our market areas will occur in the future.

Our holding company structure could limit our ability to pay dividends or debt service.

We are a holding company whose material assets are the stock of our subsidiaries. Our ability to pay dividends on our common stock and to pay principal and accrued interest on our debt, if any, depends on the payment of dividends to us by our principal subsidiaries, AmeriGas, Inc., UGI Utilities, Inc. and UGI Enterprises, Inc. (including Antargaz). Payments to us by those subsidiaries, in turn, depend upon their consolidated results of operations and cash flows. The operations of our subsidiaries are affected by conditions beyond our control, including weather, competition in national and international markets we serve, the costs and availability of propane, butane, natural gas, electricity, and other energy sources and capital market conditions. The ability of our subsidiaries to make payments to us is also affected by the level of indebtedness of our subsidiaries, which is substantial, and the restrictions on payments to us imposed under the terms of such indebtedness.

Our profitability is subject to LPG pricing and inventory risk.

The retail LPG business is a "margin-based" business in which gross profits are dependent upon the excess of the sales price over the LPG supply costs. LPG is a commodity, and, as such, its unit price is subject to volatile fluctuations in response to changes in supply or other market conditions. We have no control over these market conditions. Consequently, the unit price of the LPG that our subsidiaries and other marketers purchase can change rapidly over a short period of time. Most of our domestic LPG product supply contracts permit suppliers to charge posted prices at the time of delivery or the current prices established at major U.S. storage points such as Mont Belvieu, Texas or Conway, Kansas. Most of our international LPG supply contracts are based on internationally quoted market prices. Because our subsidiaries' profitability is sensitive to changes in wholesale propane supply costs, it will be adversely affected if we cannot pass on increases in the cost of propane to our customers. Due to competitive pricing in the industry, our subsidiaries may not be able to pass on product cost increases to our customers when product costs rise rapidly, or when our competitors do not raise their product prices. Finally, market volatility may cause our subsidiaries to sell LPG at less than the price at which they purchased it, which would adversely affect our operating results.

Energy efficiency and technology advances, as well as price induced customer conservation, may result in reduced demand for our energy products and services.

The trend toward increased conservation and technological advances, including installation of improved insulation and the development of more efficient furnaces and other heating devices, may reduce the demand for energy products. Prices for LPG and natural gas are subject to volatile fluctuations in response to changes in supply and other market conditions. During periods of high energy commodity costs, our prices generally increase, which may lead to customer conservation and attrition. A reduction in demand could lower our revenues and, therefore, lower our net income and adversely affect our cash flows. State and/or federal regulation may require mandatory conservation measures, which would reduce the demand for our energy products. We cannot predict the materiality of the effect of future conservation measures or the effect that any technological advances in heating, conservation, energy generation or other devices might have on our operations.

Volatility in credit and capital markets may restrict our ability to grow, increase the likelihood of defaults by our customers and counterparties and adversely affect our operating results.

The volatility in credit and capital markets may create additional risks to our businesses in the future. We are exposed to financial market risk (including refinancing risk) resulting from, among other things, changes in interest rates and conditions in the credit and capital markets. Developments in the credit markets during the past few years increase our possible exposure to the liquidity, default and credit risks of our suppliers, counterparties associated with derivative financial instruments and our customers. Although we believe that current financial market conditions, if they were to continue for the foreseeable future, will not have a significant impact on our ability to fund our existing operations, such market conditions could restrict our ability to grow through acquisitions, limit the scope of major capital projects if access to credit and capital markets is limited, or adversely affect our operating results.

Economic recession, volatility in the stock market and the low interest rate environment may negatively impact our pension liability.

Economic recession, volatility in the stock market and the low interest rate environment have had a significant impact on our pension liability and funded status. Declines in the stock or bond market and valuation of stocks or bonds, combined with continued low interest rates, could further impact our pension liability and funded status and increase the amount of required contributions to our pension plans.

The adoption of financial reform legislation by the United States Congress and related regulations may have an adverse effect on our ability to use derivative instruments to hedge risks associated with our business.

Congress adopted the Dodd-Frank Wall Street Reform and Consumer Protection Act in 2010, which contains comprehensive financial reform legislation. That act imposes regulation on the over-the-counter derivatives market and entities that participate in that market. The act requires the Commodities Futures Trading Commission ("CFTC"), the U.S. Securities and Exchange Commission ("SEC") and other regulators to implement the act's provisions. Some rules and regulations under the act have been finalized but additional rules and regulations have yet to be adopted. While the effect on the Company of existing and future rules and regulations under the act cannot be determined at this time, it is possible that the rules and regulations under the act may increase our cost of using derivative instruments to hedge risks associated with our business or may reduce the availability of such instruments to protect against risks we encounter. Increased costs may arise from any new margin, clearing and trade-execution requirements imposed upon individual transactions, as well as from new capital, reporting, recordkeeping, compliance and business conduct requirements imposed upon our counterparties to the extent those costs are passed through to us. Position limits may be imposed which could further limit our ability to hedge risks. To the extent new rules and regulations require more collateral or margin for individual transactions, our available liquidity may be adversely affected. Additionally, new rules and regulations may restrict our ability to monetize or restructure existing derivative contracts and require us to restructure portions of our energy marketing and trading business. As a result, our business and operating results may be adversely affected if, as a result of the act and the rules and regulations promulgated under the act, we are forced to reduce or modify our current use of derivatives.

Supplier defaults may have a negative effect on our operating results.

When the Company enters into fixed-price sales contracts with customers, it typically enters into fixed-price purchase contracts with suppliers. Depending on changes in the market prices of products compared to the prices secured in our contracts with suppliers of LPG, natural gas and electricity, a default of one or more of our suppliers under such contracts could cause us to purchase those commodities at higher prices, which would have a negative impact on our operating results.

We are dependent on our principal propane suppliers, which increases the risks from an interruption in supply and transportation.

During Fiscal 2012, AmeriGas Propane purchased over 80% of its propane needs from fifteen suppliers. If supplies from these sources were interrupted, the cost of procuring replacement supplies and transporting those supplies from alternative locations might be materially higher and, at least on a short-term basis, our earnings could be affected. Additionally, in certain areas, a single supplier may provide more than 50% of AmeriGas Propane's propane requirements. Disruptions in supply in these areas could also have an adverse impact on our earnings. Our international businesses are similarly dependent upon their suppliers. There is no assurance that our international businesses will be able to continue to acquire sufficient supplies of LPG to meet demand at prices or within time periods that would allow them to remain competitive.

Changes in commodity market prices may have a significant negative effect on our liquidity.

Depending on the terms of our contracts with suppliers and some large customers, as well as our use of financial instruments to reduce volatility in the cost of LPG, electricity or natural gas, and for all of our contracts with the NYMEX, changes in the market price of LPG, electricity and natural gas can create margin payment obligations for the Company or one of its subsidiaries and expose us to significant liquidity risks.

Our operations may be adversely affected by competition from other energy sources.

Our energy products and services face competition from other energy sources, some of which are less costly for equivalent energy value. In addition, we cannot predict the effect that the development of alternative energy sources might have on our operations.

Our propane businesses compete for customers against suppliers of electricity, fuel oil and natural gas. Electricity is a major competitor of propane and is currently more expensive than propane for space heating, water heating and cooking. Fuel oil is also a major competitor of propane and is comparable in price to propane. Furnaces and appliances that burn propane will not operate on fuel oil and vice versa, and, therefore, a conversion from one fuel to the other requires the installation of new equipment. Our customers generally have an incentive to switch to fuel oil only if fuel oil becomes significantly less expensive than propane. Except for certain industrial and commercial applications, propane is generally not competitive with natural gas in areas where natural gas pipelines already exist because natural gas is generally a less expensive source of energy than propane. The gradual expansion of natural gas distribution systems in our service areas has resulted, and may continue to result, in the availability of natural gas in some areas that previously depended upon propane. As long as natural gas remains a less expensive energy source than propane, our propane business will lose customers in each region into which natural gas distribution systems are expanded. In France, the state-owned natural gas monopoly, Gaz de France, has in the past extended France's natural gas grid. In addition, due to the prevalence of nuclear electric generation in France, the cost of electricity is generally less expensive than that of LPG, particularly when the cost to install new equipment to convert to LPG is considered.

Our natural gas businesses compete primarily with electricity and fuel oil, and, to a lesser extent, with propane and coal. Competition among these fuels is primarily a function of their comparative price and the relative cost and efficiency of fuel utilization equipment. There can be no assurance that our natural gas revenues will not be adversely affected by this competition.

Our ability to increase revenues is adversely affected by the decline of the retail LPG industry.

The retail LPG distribution industry in the U.S. and each of the European countries in which we operate is mature, and has been declining over the past several years in the United States, with no or modest growth in total demand foreseen. Given this forecast, we expect that year-to-year industry volumes will be principally affected by weather patterns. Therefore, our ability to grow within the LPG industry is dependent on our ability to acquire other retail distributors and to achieve internal growth, which includes expansion of the domestic ACE and National Accounts programs in the U.S., as well as the success of our sales and marketing programs designed to attract and retain customers. Any failure to retain and grow our customer base would have an adverse effect on our business, financial condition and results of operations.

Our ability to grow our businesses will be adversely affected if we are not successful in making acquisitions or integrating the acquisitions we have made.

One of our strategies is to grow through acquisitions in the United States and in international markets. We may choose to finance future acquisitions with debt, equity, cash or a combination of the three. We can give no assurances that we will find attractive acquisition candidates in the future, that we will be able to acquire such candidates on economically acceptable terms, that we will be able to finance acquisitions on economically acceptable terms, that any acquisitions will not be dilutive to earnings or that any additional debt incurred to finance an acquisition will not affect our ability to pay dividends.

In addition, the restructuring of the energy markets in the United States and internationally, including the privatization of government-owned utilities and the sale of utility-owned assets, is creating opportunities for, and competition from, well-capitalized competitors, which may affect our ability to achieve our business strategy.

To the extent we are successful in making acquisitions, such acquisitions involve a number of risks. These risks include, but are not limited to, the assumption of material liabilities, the diversion of management's attention from the management of daily operations to the integration of operations, difficulties in the assimilation and retention of employees and difficulties in the assimilation of different cultures and practices, as well as in the assimilation of broad and geographically dispersed personnel and operations. The failure to successfully integrate acquisitions, including Heritage Propane, could have an adverse effect on our business, financial condition and results of operations.

Expanding our midstream asset business by constructing new facilities subjects us to risks.

One of the ways we seek to grow our midstream asset business is by constructing new pipelines and gathering systems, expanding our LNG facility and improving our gas storage facilities. These construction projects involve numerous regulatory, environmental, political and legal uncertainties beyond our control and require the expenditure of significant amounts of capital. These projects may not be completed on schedule, or at all, or at the anticipated costs. Moreover, our revenues may not increase immediately upon the expenditure of funds on a particular project. We may construct facilities to capture anticipated future growth in production and demand in an area in which anticipated growth and demand does not materialize. As a result, there is the risk that new and expanded facilities may not be able to attract enough customers to achieve our expected investment returns, which could have a material adverse effect on our business, results of operations or financial condition.

Our need to comply with comprehensive, complex, and sometimes unpredictable government regulations may increase our costs and limit our revenue growth, which may result in reduced earnings.

While we generally refer to our Gas Utility and Electric Utility segments as our "regulated segments," there are many governmental regulations that have an impact on our businesses. Existing statutes and regulations may be revised or reinterpreted and new laws and regulations may be adopted or become applicable to the Company that may affect our businesses in ways that we cannot predict.

Regulators may not allow timely recovery of costs for UGI Utilities in the future, which may adversely affect our results of operations.

In our Gas Utility and Electric Utility segments, our distribution operations are subject to regulation by the PUC. The PUC, among other things, approves the rates that UGI Utilities and its subsidiaries, PNG and CPG, may charge their utility customers, thus impacting the returns that UGI Utilities may earn on the assets that are dedicated to those operations. We expect that UGI Utilities will periodically file requests with the PUC to increase base rates that each company charges customers. If UGI Utilities is required in a rate proceeding to reduce the rates it charges its utility customers, or if UGI Utilities is unable to obtain approval for timely rate increases from the PUC, particularly when necessary to cover increased costs, UGI Utilities' revenue growth will be limited and earnings may decrease.

We are subject to operating and litigation risks that may not be covered by insurance.

Our business operations in the U.S. and other countries are subject to all of the operating hazards and risks normally incidental to the handling, storage and distribution of combustible products, such as LPG, propane and natural gas, and the generation of electricity. These risks could result in substantial losses due to personal injury and/or loss of life, and severe damage to and destruction of property and equipment arising from explosions and other catastrophic events, including acts of terrorism. As a result, we are sometimes a defendant in legal proceedings and litigation arising in the ordinary course of business. There can be no assurance that our insurance will be adequate to protect us from all material expenses related to pending and future claims or that such levels of insurance will be available in the future at economical prices.

We may be unable to respond effectively to competition, which may adversely affect our operating results.

We may be unable to timely respond to changes within the energy and utility sectors that may result from regulatory initiatives to further increase competition within our industry. Such regulatory initiatives may create opportunities for additional competitors to enter our markets and, as a result, we may be unable to maintain our revenues or continue to pursue our current business strategy.

Our net income will decrease if we are required to incur additional costs to comply with new governmental safety, health, transportation, tax and environmental regulations.

We are subject to extensive and changing international, federal, state and local safety, health, transportation, tax and environmental laws and regulations governing the storage, distribution and transportation of our energy products.

New regulations, or a change in the interpretation of existing regulations, could result in increased expenditures. In addition, for many of our operations, we are required to obtain permits from regulatory authorities. Failure to obtain or comply with these permits or applicable laws could result in civil and criminal fines or the cessation of the operations in violation. Governmental regulations and policies in the United States and Europe may provide for subsidies or incentives to customers who use alternative fuels instead of carbon fuels. These subsidies and incentives may result in reduced demand for our energy products and services.

We are investigating and remediating contamination at a number of present and former operating sites in the U.S., including former sites where we or our former subsidiaries operated manufactured gas plants. We have also received claims from third parties that allege that we are responsible for costs to clean up properties where we or our former subsidiaries operated a manufactured gas plant or conducted other operations. Costs we incur to remediate sites outside of Pennsylvania cannot currently be recovered in PUC rate proceedings, and insurance may not cover all or even part of these costs. Our actual costs to clean up these sites may exceed our current estimates due to factors beyond our control, such as:

- the discovery of presently unknown conditions;
- changes in environmental laws and regulations;
- judicial rejection of our legal defenses to the third-party claims; or
- the insolvency of other responsible parties at the sites at which we are involved.

In addition, if we discover additional contaminated sites, we could be required to incur material costs, which would reduce our net income.

Our operations, capital expenditures and financial results may be affected by regulatory changes and/or market responses to global climate change.

There continues to be concern, both nationally and internationally, about climate change and the contribution of greenhouse gas ("GHG") emissions, most notably carbon dioxide, to global climate change. In addition to carbon dioxide, greenhouse gases include, among others, methane, a component of natural gas. While some states have adopted laws or regulations regulating the emission of GHGs for some industry sectors, there is currently no federal or regional legislation mandating the reduction of GHG emissions in the United States. In September 2009, the Environmental Protection Agency ("EPA") issued a final rule establishing a system for mandatory reporting of GHG emissions. In November 2010, the EPA expanded the reach of its GHG reporting requirements to include the petroleum and natural gas industries. Petroleum and natural gas facilities subject to the rule, which include facilities of our natural gas distribution and electricity generation businesses, were required to begin emissions monitoring in January 2011 and to submit detailed annual reports beginning in March 2012. The rule does not require affected facilities to implement GHG emission controls or reductions.

It is expected that climate change legislation will continue to be part of the legislative and regulatory discussion for the foreseeable future. Increased regulation of GHG emissions, especially in the transportation sector, could impose significant additional costs on us and our customers. The impact of such legislation and regulations will depend on a number of factors, including (i) what industry sectors would be impacted, (ii) the timing of required compliance, (iii) the overall GHG emissions cap level, (iv) the allocation of emission allowances to specific sources, and (v) the costs and opportunities associated with compliance. At this time, we cannot predict the effect that climate change regulation may have on our business, financial condition or results of operations in the future.

Our international operations could result in increased risks which may negatively affect our business results.

We currently operate LPG distribution businesses in Europe through our subsidiaries and we continue to explore the expansion of our international businesses. As a result, we face risks in doing business abroad that we do not face domestically. Certain aspects inherent in transacting business internationally could negatively impact our operating results, including:

- costs and difficulties in staffing and managing international operations;
- tariffs and other trade barriers;
- difficulties in enforcing contractual rights;
- longer payment cycles;
- local political and economic conditions, including the current financial downturn in the euro zone;
- potentially adverse tax consequences, including restrictions on repatriating earnings and the threat of "double taxation";
- fluctuations in currency exchange rates, which can affect demand and increase our costs;
- internal control and risk management practices and policies;
- regulatory requirements and changes in regulatory requirements, including Norwegian, Swiss and EU competition laws that may adversely affect the terms of contracts with customers, including with respect to exclusive supply rights, and stricter regulations applicable to the storage and handling of LPG; and
- new and inconsistently enforced LPG industry regulatory requirements, which can have an adverse effect on our competitive position.

Unforeseen difficulties with the implementation or operation of our information systems could adversely affect our internal controls and our businesses.

We contracted with third-party consultants to assist us with the design and implementation of an information system that supports the Partnership's Order-to-Cash business processes. The efficient execution of the Partnership's business is dependent upon the proper functioning of its internal systems. Any significant failure or malfunction of the Partnership's or our other business units' information systems may result in disruptions of their operations. Our results of operations could be adversely affected if we encounter unforeseen problems with respect to the operation of our information systems.

We may not be able to successfully integrate Heritage Propane's operations with AmeriGas OLP's operations, which could cause our business to suffer.

In order to obtain the anticipated benefits of the acquisition of Heritage Propane, AmeriGas OLP needs to continue to combine and integrate the businesses and operations of Heritage Propane with its own. The combination of two large businesses is a complex and costly process. As a result, AmeriGas OLP is required to devote significant management attention and resources to integrating the business practices and operations of AmeriGas OLP and Heritage Propane. The integration process may divert the attention of our executive officers and management from day-to-day operations and disrupt the business of AmeriGas OLP and, if implemented ineffectively, preclude realization of the full benefits of the transaction expected by us.

Our failure to meet the challenges involved in successfully integrating Heritage Propane's operations with AmeriGas OLP's operations or otherwise to realize any of the anticipated benefits of the combination could adversely affect our results of operations. In addition, the overall integration of AmeriGas OLP and Heritage Propane may result in unanticipated problems, expenses, liabilities, competitive responses and loss of customer relationships. We expect the difficulties of combining our operations to include, among others:

- preserving important strategic and customer relationships;
- maintaining employee morale and retaining key employees;
- developing and implementing employment policies to facilitate workforce integration;
- the diversion of management's attention from ongoing business concerns;
- the integration of multiple information systems;
- regulatory, legal, taxation and other unanticipated issues in integrating operating and financial systems;
- coordinating marketing functions;
- consolidating corporate and administrative infrastructures and eliminating duplicative operations; and
- integrating the cultures of AmeriGas OLP and Heritage Propane.

In addition, even if we are able to successfully integrate our businesses and operations, we may not fully realize the expected benefits of the acquisition within the intended time frame, or at all. Further, our post-acquisition results of operations may be affected by factors different from those existing prior to the acquisition and may suffer as a result of the acquisition. As a result, we cannot assure you that the combination of AmeriGas OLP's business and operations with Heritage Propane will result in the realization of the full benefits anticipated from the acquisition.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 3. LEGAL PROCEEDINGS

With the exception of those matters set forth in Note 15 to Consolidated Financial Statements included in Item 8 of this Report, no material legal proceedings are pending involving the Company, any of its subsidiaries, or any of their properties, and no such proceedings are known to be contemplated by governmental authorities other than claims arising in the ordinary course of business.

ITEM 4. MINE SAFETY DISCLOSURES

None.

EXECUTIVE OFFICERS

Information regarding our executive officers is included in Part III of this Report and is incorporated in Part I by reference.

PART II:

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

Our Common Stock is traded on the New York Stock Exchange under the symbol "UGI." The following table sets forth the high and low sales prices for the Common Stock on the New York Stock Exchange Composite Transactions tape as reported in *The Wall Street Journal* for each full quarterly period within the two most recent fiscal years:

2012 Fiscal Year	High	Low
4th Quarter	$ 31.87	$ 29.52
3rd Quarter	29.77	26.30
2nd Quarter	30.25	26.01
1st Quarter	30.22	24.07

2011 Fiscal Year	High	Low
4th Quarter	$ 32.68	$ 25.81
3rd Quarter	33.53	30.22
2nd Quarter	33.34	30.63
1st Quarter	32.49	28.57

Dividends

Quarterly dividends on our Common Stock were paid in Fiscal 2012 and Fiscal 2011 as follows:

2012 Fiscal Year	Amount
4th Quarter	$ 0.27
3rd Quarter	0.26
2nd Quarter	0.26
1st Quarter	0.26

2011 Fiscal Year	Amount
4th Quarter	$ 0.26
3rd Quarter	0.25
2nd Quarter	0.25
1st Quarter	0.25

Record Holders

On November 13, 2012, UGI had 7,225 holders of record of Common Stock.

ITEM 6. SELECTED FINANCIAL DATA

(Dollars in millions, except per share amounts)	Year Ended September 30, 2012 (a)	2011	2010	2009	2008
FOR THE PERIOD:					
Income statement data:					
Revenues	$ 6,519.2	$ 6,091.3	$ 5,591.4	$ 5,737.8	$ 6,648.2
Net income	$ 186.6	$ 308.2	$ 355.7	$ 382.0	$ 305.3
Add net loss (deduct net income) attributable to noncontrolling interests, principally in AmeriGas Partners	12.8	(75.3)	(94.7)	(123.5)	(89.8)
Net income attributable to UGI Corporation	$ 199.4	$ 232.9	$ 261.0	$ 258.5	$ 215.5
Earnings per common share attributable to UGI stockholders:					
Basic	$ 1.77	$ 2.09	$ 2.38	$ 2.38	$ 2.01
Diluted	$ 1.76	$ 2.06	$ 2.36	$ 2.36	$ 1.99
Cash dividends declared per common share	$ 1.06	$ 1.02	$ 0.90	$ 0.785	$ 0.755
AT PERIOD END:					
Balance sheet data:					
Total assets	$ 9,709.7	$ 6,663.3	$ 6,374.3	$ 6,042.6	$ 5,685.0
Capitalization:					
Debt:					
Bank loans — UGI Utilities	$ 9.2	$ —	$ 17.0	$ 154.0	$ 57.0
Bank loans — AmeriGas Propane	49.9	95.5	91.0	—	—
Bank loans — International Propane	21.0	18.9	92.4	9.1	79.4
Bank loans — other	85.0	24.3	—	—	—
Long-term debt (including current maturities):					
AmeriGas Propane	2,328.0	933.5	791.4	865.6	933.4
International Propane	573.9	571.3	561.1	613.8	589.5
UGI Utilities	600.0	640.0	640.0	640.0	532.0
Other	12.4	12.9	13.3	13.7	14.2
Total debt	3,679.4	2,296.4	2,206.2	2,296.2	2,205.5
UGI Corporation stockholders' equity	2,233.1	1,977.7	1,824.5	1,591.4	1,417.7
Noncontrolling interests, principally in AmeriGas Partners	1,085.7	213.4	237.1	225.4	159.2
Total capitalization	$ 6,998.2	$ 4,487.5	$ 4,267.8	$ 4,113.0	$ 3,782.4
Ratio of capitalization:					
Total debt	52.6%	51.2%	51.7%	55.8%	58.3%
UGI Corporation stockholders' equity	31.9%	44.1%	42.8%	38.7%	37.5%
Noncontrolling interests, principally in AmeriGas Partners	15.5%	4.7%	5.5%	5.5%	4.2%
	100.0%	100.0%	100.0%	100.0%	100.0%

(a) Reflects Heritage Propane beginning January 12, 2012 (see Note 4 to Consolidated Financial Statements).

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") discusses our results of operations and our financial condition. MD&A should be read in conjunction with our Items 1 & 2, "Business and Properties," our Item 1A, "Risk Factors" and our Consolidated Financial Statements in Item 8 below including "Segment Information" included in Note 21 to Consolidated Financial Statements.

Executive Overview

We recorded net income attributable to UGI Corporation in Fiscal 2012 of $199.4 million, equal to $1.76 per diluted share, compared to net income attributable to UGI Corporation in Fiscal 2011 of $232.9 million, equal to $2.06 per diluted share. Our results in Fiscal 2012 were significantly affected by record-setting warm heating-season weather in the United States and heating-season weather in Europe that was warmer than normal and warmer than the prior year. The Gas Utility and AmeriGas Propane heating seasons ended abruptly in March 2012 as March temperatures in both service territories were more than 38% warmer than normal. In Europe, only one month of the heating season was at or below normal. At our Midstream & Marketing - Energy Services business, the Fiscal 2012 weather resulted in lower volumes and margin from natural gas marketing activities, and lower and less volatile natural gas prices during Fiscal 2012 reduced capacity management total margin. Our Midstream & Marketing - Electric Generation business unit margins were below the prior year reflecting the weather's impact on demand for electricity and the effects of lower natural gas prices on electricity prices.

Results for Fiscal 2012 were also affected by (1) the January 2012 acquisition of Heritage Propane at AmeriGas Partners (the "Heritage Acquisition") and (2) the October 2011 acquisition of Shell's LPG distribution businesses in the United Kingdom, Belgium, the Netherlands, Luxembourg, Denmark, Finland, Norway and Sweden (the "Shell Transaction") at our International Propane business segment. On January 12, 2012, AmeriGas Partners completed the acquisition of the subsidiaries of ETP which operated ETP's propane distribution business (collectively referred to as "Heritage Propane") for total consideration of approximately $2.6 billion, including approximately $1.5 billion in cash and 29,567,362 AmeriGas Partners Common Units. In October 2011, we completed the Shell Transaction for total cash consideration of €133.6 million ($179.0 million). The results of these acquired businesses are included in our consolidated results from their respective dates of acquisition (see Note 4 to Consolidated Financial Statements).

We believe that each of our business units has sufficient liquidity in the form of revolving credit facilities, and in the case of Energy Services also an accounts receivable securitization facility, to fund business operations in Fiscal 2013.

Looking ahead, our results in Fiscal 2013 will be influenced by a number of factors including heating-season temperatures, the level and volatility of commodity prices for natural gas, LPG, electricity and oil, and economic conditions in the U.S. and Europe. During the last several years, we have taken a number of steps toward accelerating our future growth including the April 2011 transfer of CPG's underground natural gas storage assets to our Midstream & Marketing business; the completion of the conversion and expansion of the Hunlock Creek gas-fired electricity generating station in July 2011; the October 2011 Shell Transaction; and the Partnership's acquisition of Heritage Propane in January 2012. In addition, at our Midstream & Marketing - Energy Services business we are continuing work on our gathering system in the Marcellus Shale region in northern Pennsylvania and we completed the expansion of our Temple, Pennsylvania, LNG plant during Fiscal 2012. With the return of normal weather patterns, we hope to reap the benefits from these growth initiatives in Fiscal 2013 and beyond.

Results of Operations

The following analyses compare the Company's results of operations for (1) Fiscal 2012 with Fiscal 2011 and (2) Fiscal 2011 with the year ended September 30, 2010 ("Fiscal 2010").

Fiscal 2012 Compared with Fiscal 2011
Consolidated Results

Net Income Attributable to UGI Corporation by Business Unit:

	2012		2011		Variance - Favorable (Unfavorable)	
(Dollars in millions)	Amount	% of Total	Amount	% of Total	Amount	% Change
AmeriGas Propane	$ 15.9	8.0%	$ 39.9	17.1%	$ (24.0)	(60.2)%
International Propane	65.1	32.6%	41.0	17.6%	24.1	58.8 %
Gas Utility	80.5	40.4%	99.3	42.6%	(18.8)	(18.9)%
Midstream & Marketing	36.4	18.3%	52.5	22.5%	(16.1)	(30.7)%
Corporate & Other	1.5	0.7%	0.2	0.2%	1.3	N.M.
Net income attributable to UGI Corporation	$ 199.4	100.0%	$ 232.9	100.0%	$ (33.5)	(14.4)%

N.M. — Variance is not meaningful.

Highlights — Fiscal 2012 versus Fiscal 2011

- Our U.S. and European business units were adversely affected by significantly warmer heating-season temperatures during Fiscal 2012. The Fiscal 2012 heating season in the U.S. came to an abrupt end in March 2012.
- Fiscal 2012 consolidated results were impacted by the Heritage Acquisition at AmeriGas Propane and the Shell Transaction in Europe. Results include combined pre-tax acquisition and transition expenses totaling approximately $53 million (after-tax impact of $13.3 million equal to $0.12 per diluted share).
- AmeriGas Propane Fiscal 2012 results include a $2.2 million after-tax loss ($0.02 per diluted share) on extinguishments of debt while Fiscal 2011 results include a $10.3 million after-tax loss ($0.09 per diluted share) on extinguishments of debt.
- Midstream & Marketing net income was lower in Fiscal 2012 reflecting the effects of warmer weather on natural gas volumes sold and lower unit margins from our Electric Generation business. Lower and less volatile natural gas prices in Fiscal 2012 reduced capacity management income.
- Fiscal 2012 International Propane net income benefited from a lower effective income tax rate. Fiscal 2011 Antargaz' results include $9.4 million ($0.08 per diluted share) from the reversal of a nontaxable reserve associated with the French Competition Authority Matter.

AmeriGas Propane	2012	2011	Increase (Decrease)	
(Dollars in millions)				
Revenues	$ 2,921.6	$ 2,538.0	$ 383.6	15.1 %
Total margin (a)	$ 1,201.9	$ 932.7	$ 269.2	28.9 %
Partnership EBITDA (b)	$ 324.7	$ 297.1	$ 27.6	9.3 %
Operating income	$ 170.3	$ 242.9	$ (72.6)	(29.9)%
Retail gallons sold (millions)	1,017.5	874.2	143.3	16.4 %
Degree days – % (warmer) than normal (c)	(18.6)%	(1.0)%	—	—

(a) Total margin represents total revenues less total cost of sales.

(b) Partnership EBITDA (earnings before interest expense, income taxes and depreciation and amortization) should not be considered as an alternative to net income (as an indicator of operating performance) and is not a measure of performance or financial condition under accounting principles generally accepted in the United States of America ("GAAP"). Management uses Partnership EBITDA as the primary measure of segment profitability for the AmeriGas Propane segment (see Note 21 to Consolidated Financial Statements). Partnership EBITDA for Fiscal 2012 and Fiscal 2011 includes pre-tax losses of $13.3 million and $38.1 million associated with extinguishments of debt. Partnership EBITDA and operating income for Fiscal 2012 also includes acquisition and transition expenses of $46.2 million associated with Heritage Propane.

(c) Deviation from average heating degree days for the 30-year period 1971-2000 based upon national weather statistics provided by the National Oceanic and Atmospheric Administration ("NOAA") for 335 airports in the United States, excluding Alaska.

Based upon heating degree-day data, temperatures in the Partnership's service territories during Fiscal 2012 averaged 18.6% warmer than normal and 18.3% warmer than Fiscal 2011. The winter heating season also came to an early end with temperatures in the month of March averaging 38% warmer than normal. Notwithstanding the record warm weather's impact on our legacy AmeriGas Propane volumes, retail propane gallons sold were 143.3 million gallons greater than in the prior year reflecting the impact of Heritage Propane.

Retail propane revenues increased $362.8 million during Fiscal 2012 primarily reflecting higher retail volumes sold. The higher retail volumes sold reflects incremental gallons sold associated with Heritage Propane partially offset by the effects of weather-reduced volumes in AmeriGas Propane's legacy operations. Wholesale propane revenues decreased $45.7 million principally reflecting lower wholesale volumes sold ($28.8 million) and lower average wholesale propane selling prices ($16.9 million). Average daily wholesale propane commodity prices during Fiscal 2012 at Mont Belvieu, Texas, one of the major supply points in the U.S., were approximately 20% lower than such prices during Fiscal 2011. Total revenues from fee income and other ancillary sales and services in Fiscal 2012 were $66.5 million higher than Fiscal 2011 reflecting such revenues from Heritage Propane. Total cost of sales increased $114.4 million principally reflecting incremental cost of sales from Heritage Propane offset in part by both the previously mentioned lower retail and wholesale volumes sold by our legacy AmeriGas Propane operations and the lower average propane commodity prices.

Total margin increased $269.2 million in Fiscal 2012 reflecting higher total propane margin ($220.7 million) and higher total margin from ancillary sales and services ($48.5 million). The increases principally reflect incremental margin from Heritage Propane partially offset by lower total propane margin from legacy AmeriGas Propane operations resulting from the significantly warmer weather.

Partnership EBITDA (which includes the losses on extinguishments of debt) in Fiscal 2012 increased $27.6 million principally reflecting the higher total margin ($269.2 million) and a $24.8 million lower loss from extinguishments of debt partially offset by higher operating and administrative expenses ($268.1 million) primarily attributable to Heritage Propane. Fiscal 2012 operating expenses include $46.2 million of acquisition and transition expenses associated with Heritage Propane. Operating income (which excludes the losses on extinguishments of debt) decreased $72.6 million in Fiscal 2012 principally reflecting the higher total margin ($269.2 million) more than offset by the increased operating expenses ($268.1 million) and greater depreciation and amortization expense ($74.4 million) principally associated with Heritage Propane.

International Propane	2012	2011	Increase	
(Dollars in millions)				
Revenues	$ 1,946.0	$ 1,488.7	$ 457.3	30.7%
Total margin (a)	$ 620.2	$ 517.9	$ 102.3	19.8%
Operating income	$ 111.8	$ 86.1	$ 25.7	29.8%
Income before income taxes	$ 80.6	$ 57.0	$ 23.6	41.4%
Retail gallons sold (millions) (b)	576.5	429.7	146.8	34.2%
Antargaz degree days – % (warmer) than normal (c)	(10.3)%	(7.8)%	—	—
Flaga degree days – % (warmer) than normal (c)	(8.8)%	(4.6)%	—	—

(a) Total margin represents total revenues less total cost of sales.

(b) Excludes retail gallons from operations in China.

(c) Deviation from average heating degree days for the 30-year period 1971-2000 at locations in our Antargaz and Flaga service territories.

International Propane operating results in Fiscal 2012 include the operating results from the Shell Transaction. Based upon heating degree day data, temperatures across Europe were significantly warmer than normal and warmer than the prior year. Weather at Antargaz was approximately 10.3% warmer than normal in Fiscal 2012 compared to weather that was approximately 7.8% warmer than normal in Fiscal 2011. Temperatures in Flaga's central and eastern European operations were approximately 8.8% warmer than normal in Fiscal 2012 compared to temperatures that were approximately 4.6% warmer than normal in Fiscal 2011. During Fiscal 2012, the average un-weighted wholesale commodity price for propane in northwest Europe was approximately

4% higher than such prices in Fiscal 2011, while the average un-weighted wholesale commodity price for butane was approximately 5% higher than Fiscal 2011. Retail LPG gallons sold were higher than the prior year reflecting incremental volumes of approximately 175 million gallons associated with the Shell Transaction partially offset by the effects of warmer and erratic weather patterns on volumes sold in our legacy International Propane operations.

Our International Propane base-currency results are translated into U.S. dollars based upon exchange rates experienced during each of the reporting periods. The functional currency of a significant portion of our International Propane results is denominated in euros. During Fiscal 2012 and Fiscal 2011, the average un-weighted translation rate was approximately $1.30 and $1.40 per euro, respectively. The difference in exchange rates did not have a significant impact on International Propane net income.

International Propane revenues increased $457.3 million, notwithstanding the effects of the significantly warmer weather, principally reflecting the effects of the Shell Transaction (approximately $569 million) partially offset by lower revenues from our legacy European LPG distribution businesses due in large part to the effects of the weaker euro. Cost of sales increased to $1,325.8 million in Fiscal 2012 from $970.8 million in Fiscal 2011 principally reflecting incremental cost of sales from the Shell Transaction (approximately $443 million) offset by lower cost of sales from our legacy European LPG distribution businesses due in large part to the effects of the weaker euro.

Total International Propane margin increased $102.3 million principally reflecting incremental margin from the Shell Transaction (approximately $125.8 million) and higher unit margins at our Antargaz legacy operations partially offset by the effects of the lower volumes at our legacy Antargaz and Flaga units resulting from the warmer weather.

International Propane operating income in Fiscal 2012 was $25.7 million higher than Fiscal 2011 principally reflecting the higher total margin ($102.3 million) resulting from the Shell Transaction offset by incremental expenses associated with these acquired businesses, including operating and administrative expenses, depreciation and acquisition integration costs. Fiscal 2012 operating and administrative expenses include approximately $7.0 million of Shell Transaction transition expenses. Fiscal 2011 operating income includes $9.4 million of other income from the reversal at Antargaz of a nontaxable reserve associated with the French Competition Authority Matter. The $23.6 million increase in income before income taxes principally reflects the previously mentioned increase in operating income ($25.7 million) partially offset by a $2.7 million increase in interest expense, principally higher interest expense on Antargaz' long-term debt and higher Flaga debt outstanding. Net income from International Propane operations in Fiscal 2012 benefited from a lower International Propane effective income tax rate resulting from the impact of tax efficient structuring of certain of our international operations, the realization of $4.6 million of previously unrecognized foreign tax credits, and a higher proportion of pre-tax income in lower statutory tax-rate countries as a result of the Shell Transaction.

Gas Utility		2012		2011		Increase (Decrease)	
(Dollars in millions)							
Revenues	$	785.4	$	1,026.4	$	(241.0)	(23.5)%
Total margin (a)	$	382.9	$	415.8	$	(32.9)	(7.9)%
Operating income	$	172.2	$	199.6	$	(27.4)	(13.7)%
Income before income taxes	$	132.1	$	159.2	$	(27.1)	(17.0)%
System throughput – billions of cubic feet ("bcf") -							
Core market		59.2		70.4		(11.2)	(15.9)%
Total		177.6		173.2		4.4	2.5 %
Degree days – % (warmer) colder than normal (b)		(16.3)%		3.5%		—	—

(a) Total margin represents total revenues less total cost of sales.

(b) Deviation from average heating degree days for the 15-year period 1995-2009 based upon weather statistics provided by the National Oceanic and Atmospheric Administration ("NOAA") for airports located within Gas Utility's service territory.

Temperatures in the Gas Utility service territory in Fiscal 2012 based upon heating degree days were 16.3% warmer than normal and approximately 18.7% warmer than the prior year. Total distribution system throughput was slightly higher than last year, notwithstanding the significantly warmer weather, principally reflecting greater throughput to certain non-weather-sensitive low-margin interruptible delivery service customers. Excluding total volumes to interruptible delivery service customers, Gas Utility system throughput declined 14.3 bcf in Fiscal 2012 principally reflecting the effects of the significantly warmer weather on throughput to core market customers (11.2 bcf) and lower firm delivery service volumes. Gas Utility's core market customers comprise firm- residential, commercial and industrial ("retail core-market") customers who purchase their gas from Gas Utility and, to a much lesser extent, residential and small commercial customers who purchase their gas from alternate suppliers.

Gas Utility revenues decreased $241.0 million during Fiscal 2012 principally reflecting a decline in revenues from retail core-market customers ($169.4 million) and lower revenues from off-system sales ($68.1 million). The decrease in retail core-market revenues principally reflects the effects on gas cost recovery revenues of the lower retail core-market volumes ($91.9 million) and lower average purchased gas cost ("PGC") rates resulting from lower natural gas prices ($43.2 million). Increases or decreases in retail core-market revenues and cost of sales principally result from changes in retail core-market volumes and the level of gas costs collected through the PGC recovery mechanism. Under the PGC recovery mechanism, Gas Utility records the cost of gas associated with sales to retail core-market customers at amounts included in PGC rates. The difference between actual gas costs and the amounts included in rates is deferred on the balance sheet as a regulatory asset or liability and represents amounts to be collected from or refunded to customers in a future period. As a result of this PGC recovery mechanism, increases or decreases in the cost of gas associated with retail core-market customers have no direct effect on retail core-market margin. Gas Utility's cost of gas was $402.5 million in Fiscal 2012 compared with $610.6 million in Fiscal 2011 reflecting the previously mentioned lower retail core-market sales ($91.9 million), the lower average PGC rates ($43.2 million) and the above-mentioned lower off-system sales.

Gas Utility total margin decreased $32.9 million in Fiscal 2012. The decrease principally reflects lower core market total margin ($27.7 million) and firm delivery service total margin ($4.8 million). Fiscal 2012 Gas Utility total margin includes a full-year of incremental margin from the August 2011 base rate increase at CPG of approximately $9.0 million.

The decreases in Gas Utility operating income and income before income taxes during Fiscal 2012 principally reflects the previously mentioned decrease in total margin ($32.9 million) partially offset by lower operating and administrative expenses.

Midstream & Marketing	2012	2011	Decrease	
(Dollars in millions)				
Revenues (a)	**$ 853.0**	**$ 1,059.7**	**$ (206.7)**	**(19.5)%**
Total margin (b)	$ 128.5	$ 139.7	$ (11.2)	(8.0)%
Operating income	**$ 62.4**	**$ 82.9**	**$ (20.5)**	**(24.7)%**
Income before income taxes	$ 57.6	$ 80.2	$ (22.6)	(28.2)%

(a) Amounts are net of intercompany revenues between Midstream & Marketing's Energy Services and Electric Generation segments.
(b) Total margin represents total revenues less total cost of sales.

Midstream & Marketing Fiscal 2012 results were impacted by significantly warmer than normal heating-season temperatures and lower and less volatile natural gas prices. Midstream & Marketing total revenues decreased $206.7 million in Fiscal 2012 principally reflecting lower total revenues from natural gas marketing activities ($211.6 million), the result of lower average natural gas prices and lower volumes sold due to the warmer weather and, to a much lesser extent, lower electric generation revenues ($6.1 million) and capacity management revenues ($5.8 million). These decreases were partially offset by greater retail power revenues ($8.9 million), reflecting higher sales, and higher storage services revenues ($7.5 million).

The $11.2 million decrease in Midstream & Marketing's total margin principally reflects lower natural gas marketing total margin ($17.4 million), lower capacity management total margin ($5.8 million), principally the result of the lower and less volatile natural gas prices, and lower electric generation total margin ($2.1 million) partially offset by greater retail power, natural gas storage and gas gathering total margin. The decrease in electric generation total margin principally reflects the effects of lower electricity prices due in large part to the the effects on electricity prices of lower natural gas prices.

Midstream & Marketing's operating income in Fiscal 2012 was $20.5 million lower than the prior-year period reflecting the decrease in total margin ($11.2 million) and greater operating, administrative and depreciation expenses associated with electric generation assets ($3.2 million), including incremental expenses associated with the repowered Hunlock Station and higher fuel and maintenance expenses associated with the Conemaugh generation station, and greater energy marketing and storage services' operating and administrative expenses. The decline in income before income taxes reflects the lower operating income ($20.5

million) and greater interest expense principally on Energy Services' credit facility borrowings.

Interest Expense. Our consolidated interest expense was $83.5 million higher in Fiscal 2012 reflecting higher AmeriGas Propane interest expense ($79.1 million) on debt issued to fund the Heritage Acquisition; greater International Propane interest expense ($2.7 million); and slightly higher Midstream & Marketing interest expense.

Income Taxes. Our effective income tax rate in Fiscal 2012 was greater than in Fiscal 2011 principally reflecting a much smaller share of pre-tax income from AmeriGas Partners which income is generally not subject to entity-level income taxes. Excluding the impact on the effective income tax rate of AmeriGas Partners' pre-tax income not subject to tax, the Fiscal 2012 effective tax rate was lower than in Fiscal 2011 reflecting, in large part, the effects of the previously mentioned lower International Propane income tax rate. The Fiscal 2011 effective tax rate was reduced by, among other things, the effect of the reversal of the $9.4 million reserve associated with the French Competition Authority Matter at Antargaz which was not subject to tax and the regulatory effects of greater state tax depreciation (as further described below under "UGI Utilities Income Taxes").

Fiscal 2011 Compared with Fiscal 2010
Consolidated Results

Net Income Attributable to UGI Corporation by Business Unit:

	2011		2010		Variance - Favorable (Unfavorable)	
(Dollars in millions)	Amount	% of Total	Amount	% of Total	Amount	% Change
AmeriGas Propane	$ 39.9	17.1%	$ 47.3	18.1%	$ (7.4)	(15.6)%
International Propane	41.0	17.6%	58.8	22.5%	(17.8)	(30.3)%
Gas Utility	99.3	42.6%	83.1	31.8%	16.2	19.5 %
Midstream & Marketing	52.5	22.5%	68.2	26.1%	(15.7)	(23.0)%
Corporate & Other	0.2	0.2%	3.6	1.5%	(3.4)	N.M.
Net income attributable to UGI Corporation	$ 232.9	100.0%	$ 261.0	100.0%	$ (28.1)	(10.8)%

N.M. — Variance is not meaningful.

Highlights — Fiscal 2011 versus Fiscal 2010

- Gas Utility results in Fiscal 2011 reflect the benefits of colder heating-season weather. Gas Utility results in Fiscal 2011 also include lower state income tax expense resulting from the regulatory effects of greater state tax depreciation.
- Antargaz' Fiscal 2011 results were negatively affected by warmer than normal late winter and spring weather resulting in an early end to the heating season. Antargaz' results also include $9.4 million from the reversal of a nontaxable reserve associated with the French Competition Authority Matter. Antargaz results in Fiscal 2011 were approximately $7.3 million lower than in Fiscal 2010 due to year-over-year differences in euro to dollar currency rates.
- AmeriGas Propane Fiscal 2011 results include a $10.3 million after-tax loss on extinguishments of debt while Fiscal 2010 results include a $3.3 million after-tax loss on interest rate hedges.
- Midstream & Marketing net income was lower in Fiscal 2011 as Fiscal 2010 included a $17.2 million after-tax gain from the sale of Atlantic Energy.

AmeriGas Propane	2011	2010	Increase (Decrease)	
(Dollars in millions)				
Revenues	$ 2,538.0	$ 2,320.3	$ 217.7	9.4 %
Total margin (a)	$ 932.7	$ 925.2	$ 7.5	0.8 %
Partnership EBITDA (b)	$ 297.1	$ 321.0	$ (23.9)	(7.4)%
Operating income	$ 242.9	$ 235.8	$ 7.1	3.0 %
Retail gallons sold (millions)	874.2	893.4	(19.2)	(2.1)%
Degree days – % (warmer) than normal (c)	(1.0)%	(2.3)%	—	—

(a) Total margin represents total revenues less total cost of sales.

(b) Partnership EBITDA (earnings before interest expense, income taxes and depreciation and amortization) should not be considered as an alternative to net income (as an indicator of operating performance) and is not a measure of performance or financial condition under GAAP. Management uses Partnership EBITDA as the primary measure of segment profitability for the AmeriGas Propane segment (see Note 21 to Consolidated Financial Statements). Partnership EBITDA for Fiscal 2011 includes pre-tax losses of $38.1 million associated with extinguishments of debt. Partnership operating income and EBITDA for Fiscal 2010 includes a pre-tax loss of $12.2 million associated with the discontinuance of interest rate hedges and a pre-tax loss of $7 million associated with an increase in a litigation accrual.

(c) Deviation from average heating degree days for the 30-year period 1971-2000 based upon national weather statistics provided by NOAA for 335 airports in the United States, excluding Alaska.

Based upon heating degree-day data, average temperatures in the Partnership's service territories were 1.0% warmer than normal during Fiscal 2011 compared with weather that was approximately 2.3% warmer than normal in Fiscal 2010. Retail propane gallons sold declined principally due to the effects of an early end to the heating season in our southern regions, customer conservation and the impact on AmeriGas Propane's prior-year volumes of a strong crop-drying season partially offset by volumes acquired through acquisitions.

Retail propane revenues increased $177.3 million during Fiscal 2011 reflecting higher average retail sales prices ($220.2 million) partially offset by lower retail volumes sold ($42.9 million). Wholesale propane revenues increased $24.4 million principally reflecting higher wholesale selling prices ($29.9 million) partially offset by slightly lower wholesale volumes sold ($5.5 million). Average wholesale propane prices at Mont Belvieu, Texas, a major supply location in the U.S., were approximately 27% higher in Fiscal 2011 compared with average wholesale propane prices during Fiscal 2010. Revenues from fee income and ancillary sales and services increased $16.0 million in Fiscal 2011. Total cost of sales increased $210.2 million, to $1,605.3 million, principally reflecting the higher Fiscal 2011 wholesale propane product costs.

Total margin was $7.5 million higher in Fiscal 2011 as higher non-propane margin from fee income and certain ancillary sales and services was offset in part by lower retail propane total margin ($2.9 million). The lower retail propane total margin reflects the effects of the lower retail volumes sold ($17.5 million) partially offset by the effects of slightly higher average retail unit margins ($14.6 million).

The $23.9 million decrease in EBITDA during Fiscal 2011 includes (1) losses on the extinguishments of Partnership Senior Notes ($38.1 million) and (2) modestly higher operating and administrative expenses ($10.9 million). The negative effects of these items on the change in Partnership EBITDA were partially offset by (1) the absence of a $12.2 million loss recorded in Fiscal 2010 resulting from the discontinuance of interest rate hedges; (2) higher other income ($5.7 million); and (3) the previously mentioned greater total margin ($7.5 million). The higher operating and administrative expenses in Fiscal 2011 principally includes greater compensation and benefits expenses ($13.2 million) and vehicle fuel expenses ($8.3 million) partially offset by lower self-insured liability and casualty expenses ($6.3 million).

Operating income (which excludes the loss on extinguishments of debt) increased $7.1 million in Fiscal 2011 principally reflecting (1) the previously mentioned higher total margin ($7.5 million); (2) the absence of the loss on interest rate hedges recorded in Fiscal 2010 ($12.2 million); and (3) the higher other income ($5.7 million) partially offset by the higher operating and administrative expenses ($10.9 million) and greater depreciation and amortization ($7.3 million).

International Propane	2011	2010	Increase (Decrease)	
(Dollars in millions)				
Revenues	**$ 1,488.7**	**$ 1,059.5**	**$ 429.2**	**40.5 %**
Total margin (a)	$ 517.9	$ 477.4	$ 40.5	8.5 %
Operating income	**$ 86.1**	**$ 117.0**	**$ (30.9)**	**(26.4)%**
Income before income taxes	$ 57.0	$ 89.5	$ (32.5)	(36.3)%
Retail gallons sold (millions) (b)	429.7	350.3	79.4	22.7 %
Antargaz degree days – % (warmer) than normal (c)	**(7.8)%**	**(0.5)%**	**—**	**—**
Flaga degree days – % (warmer) than normal (c)	(4.6)%	(0.5)%	—	—

(a) Total margin represents total revenues less total cost of sales.

(b) Excludes retail gallons from operations in China.

(c) Deviation from average heating degree days for the 30-year period 1971-2000 at locations in our Antargaz and Flaga service territories.

Based upon heating degree-day data, temperatures in Antargaz' service territory were approximately 7.8% warmer than normal and warmer than Fiscal 2010. Temperatures in Flaga's service territory were also warmer than normal and warmer than the prior year. Antargaz' retail volumes declined principally due to the warmer Fiscal 2011 weather and, to a lesser extent, price-induced customer conservation resulting from higher year-over-year LPG product prices. LPG wholesale product prices rose rapidly principally during the first quarter of Fiscal 2011 compared with more gradual price increases during Fiscal 2010. Based upon posted wholesale LPG prices in northwest Europe, Fiscal 2011 average euro-based propane and butane costs were approximately 29% higher than in Fiscal 2010. The increase in total retail gallons sold reflects the effects of Flaga acquisitions made in late Fiscal 2010 and early Fiscal 2011.

Our International Propane base-currency results are translated into U.S. dollars based upon exchange rates experienced during each of the reporting periods. The dollar was generally stronger during the 2011 heating season months and weaker during the remainder of Fiscal 2011. The effects of these differences in exchange rates reduced Antargaz Fiscal 2011 net income compared to last year by approximately $7.3 million or 6 cents per diluted share.

International Propane revenues increased $429.2 million or 40.5% principally reflecting higher revenues from Antargaz ($163.5 million) and Flaga ($254.9 million). The increase in Antargaz revenues principally reflects the effects of higher average retail selling prices and higher wholesale revenues. The higher Flaga revenues reflect the effects of the previously mentioned acquisitions and higher average retail prices. The higher average retail prices resulted from the previously mentioned year-over-year increase in wholesale LPG product costs. Cost of sales increased to $970.8 million in Fiscal 2011 from $582.1 million in Fiscal 2010 period principally reflecting the effects on cost of sales of higher LPG commodity costs and the previously mentioned higher Flaga retail and higher Antargaz wholesale volumes sold.

Total margin increased $40.5 million or 8.5% principally reflecting higher total margin from Flaga ($59.7 million) partially offset by lower total margin from Antargaz ($20.4 million). The increase in Flaga's total margin reflects the greater retail gallons sold. The decrease in Antargaz' total margin principally reflects the lower retail volumes sold and the effects of rapidly rising LPG product costs on unit margins primarily during the first quarter of Fiscal 2011.

International Propane operating income and income before income taxes decreased $30.9 million and $32.5 million, respectively. The decreases principally reflect the lower Antargaz total margin ($20.4 million) and slightly higher operating and administrative costs offset by the reversal of the nontaxable reserve at Antargaz associated with the French Competition Authority Matter ($9.4 million). At Flaga, the previously mentioned higher total margin was substantially offset by higher operating, administrative and depreciation expenses ($60.1 million) principally associated with the acquired businesses. International Propane operating income and income before income taxes also reflects a $6.1 million pre-tax loss on currency hedges used to economically hedge the U.S. dollar amount of a substantial portion of the euro-denominated purchase price of the Shell Transaction.

Gas Utility	2011	2010	Increase (Decrease)	
(Dollars in millions)				
Revenues	**$ 1,026.4**	**$ 1,047.5**	**$ (21.1)**	**(2.0)%**
Total margin (a)	$ 415.8	$ 394.1	$ 21.7	5.5 %
Operating income	**$ 199.6**	**$ 175.3**	**$ 24.3**	**13.9 %**
Income before income taxes	$ 159.2	$ 134.8	$ 24.4	18.1 %
System throughput – billions of cubic feet ("bcf") -				
Core market	**70.4**	**60.3**	**10.1**	**16.7 %**
Total	**173.2**	**153.9**	**19.3**	**12.5 %**
Degree days – % colder (warmer) than normal (b)	3.5%	(4.5)%	—	—

(a) Total margin represents total revenues less total cost of sales.

(b) Deviation from average heating degree days for the 15-year period 1995-2009 based upon weather statistics provided by the National Oceanic and Atmospheric Administration ("NOAA") for airports located within Gas Utility's service territory.

Temperatures in the Gas Utility service territory based upon heating degree days were 3.5% colder than normal in Fiscal

2011 compared with temperatures that were 4.5% warmer than normal in Fiscal 2010. Total distribution system throughput increased 19.3 bcf reflecting higher throughput to certain low-margin interruptible delivery service customers, the effects of the colder weather on core market and delivery service customers and, to a lesser extent, customer growth from conversion activity.

Gas Utility revenues in Fiscal 2011 were lower than in the prior year principally reflecting a decline in revenues from core-market customers ($33.4 million) partially offset by a $14.7 million increase in revenues from low-margin off-system sales. The decrease in core market revenues principally resulted from lower average retail core market PGC rates reflecting lower natural gas prices ($83.5 million) offset by the effects of the higher throughput. Gas Utility's cost of gas was $610.6 million in Fiscal 2011 compared with $653.4 million in Fiscal 2010 principally reflecting the lower average PGC rates offset in part by an increase in retail core-market sales.

Gas Utility total margin increased $21.7 million in Fiscal 2011. The increase is largely the result of a $21.8 million increase in core market margin reflecting the increase in core market throughput.

Gas Utility operating income and income before income taxes in Fiscal 2011 increased $24.3 million and $24.4 million, respectively, principally the result of the previously mentioned increase in total margin ($21.7 million) and higher other income ($4.7 million) including a $3.2 million postretirement benefit plan curtailment gain. These increases were partially offset by slightly higher operating and administrative expenses including higher pension expense.

Midstream & Marketing		2011		2010		Increase (Decrease)	
(Dollars in millions)							
Revenues	$	1,059.7	$	1,145.9	$	(86.2)	(7.5)%
Total margin (a)	$	139.7	$	135.2	$	4.5	3.3 %
Operating income	$	82.9	$	120.0	$	(37.1)	(30.9)%
Income before income taxes	$	80.2	$	119.8	$	(39.6)	(33.1)%

(a) Total margin represents total revenues less total cost of sales.

Midstream & Marketing total revenues decreased $86.2 million in Fiscal 2011 principally due to (1) the absence of revenues from Atlantic Energy's import and transshipment facility ($90.8 million) and (2) lower total revenues from natural gas marketing activities ($46.9 million) attributable to lower natural gas prices. These decreases in revenues were partially offset principally by an increase in retail power sales revenues ($39.3 million) and incremental natural gas storage revenues ($7.9 million).

Fiscal 2011 total margin from Midstream & Marketing was modestly higher than in Fiscal 2010 as greater natural gas storage income ($8.4 million), energy peaking margin ($4.6 million), and natural gas and retail power marketing margin ($5.7 million) was offset by lower electric generation total margin and the absence of margin from Atlantic Energy ($8.0 million). The decrease in electric generation total margin principally reflects lower spot prices for electricity, increased coal costs at the Conemaugh electricity generating station and lower margin from UGID's Hunlock Creek electricity generating station. The Hunlock Creek coal-fired generating station ceased operations in May 2010 to transition to a natural gas-fired generating station. The natural gas-fired generating station at Hunlock Creek commenced operations in July 2011. Due to an accident in late July 2011, one unit at Hunlock Creek was shut down for repair and restarted in early summer 2012. Another unit at Hunlock Creek suffered flood damage during the fourth quarter of Fiscal 2011 and restarted in early November 2011.

The significant decrease in Midstream & Marketing's operating income principally reflects the absence of the pre-tax gain from the Fiscal 2010 sale of Atlantic Energy ($36.5 million). The decline in income before income taxes reflects the decrease in operating income and greater interest expense ($2.5 million) principally the result of the change in accounting for Energy Services' Receivables Facility and fees and charges associated with Energy Services' credit agreement (see Notes 5 and 18 to Consolidated Financial Statements).

Interest Expense. Our consolidated interest expense was modestly higher in Fiscal 2011 principally reflecting higher Midstream & Marketing interest expense, due in part to the change in accounting for the Energy Services' Receivables Facility, and higher Antargaz long-term debt interest expense partially offset by lower interest expense on Partnership debt from lower interest rates on refinanced long-term debt.

Income Taxes. Our effective income tax rate was lower in Fiscal 2011 reflecting the effects of (1) the impact of federal tax credits associated with solar energy projects; (2) the reversal of the $9.4 million nontaxable reserve associated with the French Competition Authority Matter at Antargaz; and (3) a reduction in UGI Utilities' income taxes reflecting the regulatory effects of greater state tax depreciation (as described below under "UGI Utilities Income Taxes").

Financial Condition and Liquidity

We depend on both internal and external sources of liquidity to provide funds for working capital and to fund capital requirements. Our short-term cash requirements not met by cash from operations are generally satisfied with borrowings under credit facilities and, in the case of Midstream & Marketing, also from a receivables purchase facility. Long-term cash requirements not met by cash from operations are generally met through issuance of long-term debt or equity securities.

Our cash and cash equivalents, excluding cash in commodity futures brokerage accounts that is restricted from withdrawal, totaled $319.9 million at September 30, 2012, compared with $238.5 million at September 30, 2011. Excluding cash and cash equivalents that reside at UGI's operating subsidiaries, at September 30, 2012 and 2011, UGI had $107.9 million and $81.4 million, respectively, of cash and cash equivalents. Such cash is available to pay dividends on UGI Common Stock and for investment purposes.

The primary sources of UGI's cash and cash equivalents are the dividends and other cash payments made to UGI or its corporate subsidiaries by its principal business units.

AmeriGas Propane's ability to pay dividends to UGI is dependent upon distributions it receives from AmeriGas Partners. At September 30, 2012, our 27% effective ownership interest in the Partnership consisted of approximately 23.8 million Common Units and combined 2% general partner interests. Approximately 45 days after the end of each fiscal quarter, the Partnership distributes all of its Available Cash (as defined in the Fourth Amended and Restated Agreement of Limited Partnership of AmeriGas Partners, the "Partnership Agreement") relating to such fiscal quarter. AmeriGas Propane, as general partner of AmeriGas Partners, L.P., is entitled to receive incentive distributions when AmeriGas Partners, L.P.'s quarterly distribution exceeds $0.605 per limited partner unit (see Note 14 to Consolidated Financial Statements).

During Fiscal 2012, Fiscal 2011 and Fiscal 2010, our principal business units paid cash dividends and made other cash payments to UGI and its subsidiaries as follows:

Year Ended September 30,	2012	2011	2010
(Millions of dollars)			
AmeriGas Propane	$ 78.6	$ 56.8	$ 44.4
UGI Utilities	70.6	99.5	74.0
International Propane	14.9	32.9	38.8
Midstream & Marketing	55.0	30.0	32.5
Total	$ 219.1	$ 219.2	$ 189.7

In Fiscal 2012, Fiscal 2011 and Fiscal 2010, Midstream & Marketing received capital contributions from UGI totaling $30.1 million, $45.7 million and $51.0 million, respectively, to fund major LNG storage and electric generation capital projects as well as Marcellus Shale infrastructure projects. Dividends in Fiscal 2012 from Midstream & Marketing were used to fund a portion of the Shell Transaction which totaled $179.0 million in cash. Dividends in Fiscal 2010 from Midstream & Marketing included proceeds from the sale of Atlantic Energy, LLC.

On April 24, 2012, UGI's Board of Directors approved an increase in the quarterly dividend rate on UGI Common Stock to $0.27 per common share or $1.08 per common share on an annual basis. This dividend reflected a 4% increase from the previous quarterly dividend rate of $0.26. The new quarterly dividend rate was effective with the dividend payable on July 1, 2012, to shareholders of record on June 15, 2012.

On April 23, 2012, the General Partner's Board of Directors approved a quarterly distribution of $0.80 per Common Unit equal to an annual rate of $3.20 per Common Unit. This distribution reflected an approximate 5% increase from the previous quarterly rate of $0.7625 per Common Unit. The new quarterly rate was effective with the distribution payable on May 18, 2012, to unitholders of record on May 10, 2012. Previously, on January 18, 2012, the General Partner's Board of Directors approved a quarterly distribution of $0.7625 per Common Unit equal to an annual rate of $3.05 per Common Unit. This distribution reflected an increase of 3% from the previous quarter's regular quarterly distribution rate of $0.74 per Common Unit.

As a result of the issuance of 29,567,362 AmeriGas Partners Common Units to ETP in conjunction with the Heritage Acquisition and related General Partner Common Unit transactions (see Note 4 to Consolidated Financial Statements), and the issuance of 7 million AmeriGas Partners Common Units pursuant to AmeriGas Partners' public offering (see Note 14 to Consolidated Financial Statements), during Fiscal 2012, the Company recorded a $196.3 million increase in UGI Corporation stockholders' equity (which amount is net of deferred income taxes) and an associated $321.4 million pre-tax decrease in noncontrolling interests equity.

Long-term Debt and Credit Facilities

The Company's debt outstanding at September 30, 2012, totaled $3,679.4 million (including current maturities of long-term debt of $166.7 million and bank loan borrowings of $165.1 million) compared to debt outstanding at September 30, 2011, of $2,296.4 million (including current maturities of long-term debt of $47.4 million and bank loan borrowings of $138.7 million). Total debt outstanding at September 30, 2012, consists of (1) $2,377.9 million of Partnership debt; (2) $594.9 million (€462.7 million) of International Propane debt; (3) $609.2 million of UGI Utilities' debt; (4) $85.0 million of Midstream & Marketing debt; and (5) $12.4 million of other debt. For a detailed description of the Company's debt, see below and Note 5 to Consolidated Financial Statements.

Due to the seasonal nature of the Company's businesses, operating cash flows are generally strongest during the second and third fiscal quarters when customers pay for natural gas, LPG, electricity and other energy products consumed during the peak heating season months. Conversely, operating cash flows are generally at their lowest levels during the first and fourth fiscal quarters when the Company's investment in working capital, principally inventories and accounts receivable, is generally greatest. AmeriGas Propane and UGI Utilities primarily use bank loans to satisfy their seasonal operating cash flow needs. Energy Services historically has used its Receivables Facility to satisfy its operating cash flow needs. Energy Services also has a $170 million credit facility which it can use for working capital and general corporate purposes. Flaga principally uses borrowings under its credit agreements to satisfy its operating cash flow needs. During Fiscal 2012, Fiscal 2011 and Fiscal 2010, Antargaz generally funded its operating cash flow needs without using its revolving credit facilities.

AmeriGas Partners. AmeriGas Partners' total debt at September 30, 2012, includes $2,250.8 million of AmeriGas Partners' Senior Notes, $55.6 million of HOLP senior secured notes, $21.6 million of other long-term debt and $49.9 million of AmeriGas OLP bank loan borrowings.

In order to finance the cash portion of the Heritage Acquisition, on January 12, 2012, AmeriGas Finance Corp. and AmeriGas Finance LLC (the "Issuers") issued $550 million principal amount of 6.75% Notes due May 2020 and $1,000 million principal amount of 7.00% Notes due May 2022. The 6.75% Notes and the 7.00% Notes are fully and unconditionally guaranteed on a senior secured basis by AmeriGas Partners. The 6.75% and 7.00% Notes and the guarantees rank equal in right of payment with all of AmeriGas Partners' existing senior notes. In connection with the Heritage Acquisition, AmeriGas Partners, AmeriGas Finance Corp., AmeriGas Finance LLC and UGI entered into a Contingent Residual Support Agreement ("CRSA") with ETP pursuant to which ETP will provide contingent, residual support of $1.5 billion of debt ("Supported Debt" as defined in the CRSA).

On March 28, 2012, AmeriGas Partners announced that holders of approximately $383.5 million in aggregate principal amount of outstanding 6.50% Senior Notes due May 2021 (the "6.50% Notes") had validly tendered their notes in connection with the Partnership's March 14, 2012, offer to purchase for cash up to $200 million of the 6.50% Notes. Tendered 6.50% Notes in the amount of $200 million were redeemed on March 28, 2012, at an effective price of 105%. During June 2012, AmeriGas Partners repurchased approximately $19.2 million aggregate principal amount of outstanding 7.00% Notes. The Partnership recorded a net loss on extinguishment of debt of $13.3 million associated with these transactions.

AmeriGas OLP has a $525 million unsecured credit agreement ("2011 AmeriGas Credit Agreement") which expires on October 15, 2016. At September 30, 2012 and 2011, there were $49.9 million and $95.5 million of borrowings outstanding under the 2011 AmeriGas Credit Agreement at average interest rates of 2.72% and 2.29%, respectively. Borrowings under the 2011 AmeriGas Credit Agreement are classified as bank loans on the Consolidated Balance Sheets. During Fiscal 2012, the 2011 Credit Agreement was amended to, among other things, increase the total amount available to $525 million from $325 million previously, extend its expiration date to October 2016, and amend certain financial covenants as a result of the acquisition of Heritage Propane.

Issued and outstanding letters of credit under the 2011 AmeriGas Credit Agreement, which reduce the amount available for borrowings, totaled $47.9 million and $35.7 million at September 30, 2012 and 2011, respectively. The average daily and peak bank loan borrowings outstanding under the 2011 AmeriGas Credit Agreement during Fiscal 2012 were $95.3 million and $239.5 million, respectively. The average daily and peak bank loan borrowings outstanding under AmeriGas OLP credit agreements during Fiscal 2011 were $151.1 million and $235 million, respectively.

Based upon existing cash balances, cash expected to be generated from operations and borrowings available under the 2011 AmeriGas Credit Agreement, the Partnership's management believes that the Partnership will be able to meet its anticipated contractual commitments and projected cash needs during Fiscal 2013.

International Propane. International Propane's total debt at September 30, 2012, includes $488.7 million (€380 million) outstanding under Antargaz' 2011 Senior Facilities term loan and a combined $79.6 million (€61.9 million) outstanding under Flaga's term loans. Total International Propane debt outstanding at September 30, 2012 also includes (1) combined borrowings of $21.0 million (€16.3 million) outstanding under Flaga's working capital facilities and (2) $5.6 million (€4.4 million) of other long-term debt.

Antargaz. Antargaz has a variable-rate term loan agreement with a consortium of banks ("2011 Senior Facilities Agreement"). The 2011 Senior Facilities Agreement consists of (1) a €380 million variable-rate term loan and (2) a €40 million credit facility. Scheduled maturities under the term loan are €38 million due May 2014, €34.2 million due May 2015, and €307.8 million due March 2016. Antargaz has entered into pay-fixed, receive-variable interest rate swaps to fix the underlying euribor rate of interest on the term loan at an average rate of approximately 2.45% through September 2015 and, thereafter, at a rate of approximately 3.71% through the date of the term loan's final maturity in March 2016. At September 30, 2012, the effective interest rate on Antargaz' term loan was 4.66%. UGI has guaranteed up to €100 million of payments under the 2011 Senior Facilities Agreement.

Antargaz' management believes that it will be able to meet its anticipated contractual commitments and projected cash needs during Fiscal 2013 with cash generated from operations and borrowings under its 2011 Senior Facilities Agreement.

Flaga. Flaga has a €40 million ($51.4 million) euro-based term loan of which €26.7 million matures in August 2016 and €13.3 million matures in September 2016. This term loan bears interest at one- to twelve-month euribor rates (as chosen by Flaga from time to time) plus a margin. Flaga has effectively fixed the euribor component of its interest rate on this term loan through September 2016 at 2.68% by entering into interest rate swap agreements. The effective interest rate on this term loan at September 30, 2012, was 5.18%.

In December 2011, Flaga entered into a €19.1 million ($24.6 million) euro-based variable-rate term loan agreement. Proceeds from the term loan were used, in large part, to fund Flaga's October 2011 acquisition of Shell's LPG propane businesses in Finland, Norway, Sweden and Denmark. The term loan matures in October 2016 and bears interest at three-month euribor rates plus a margin. Flaga has effectively fixed the euribor component of the interest rate on this term loan at 1.79% by entering into an interest rate swap agreement. The effective interest rate on this term loan at September 30, 2012, was 4.35%.

Flaga also has a euro-based variable-rate term loan which had an outstanding principal balance of €2.8 million ($3.6 million) on September 30, 2012. Semi-annual principal payments of €0.7 million are due on December 31 and June 30 each year through June 2014. Flaga has effectively fixed the euribor component of the interest rate on this term loan at 2.16% by entering into an interest rate swap agreement. The effective interest rate on this term loan at September 30, 2012, was 5.04%.

At September 30, 2012, Flaga has two principal working capital facilities (the "Flaga Credit Agreements") comprising (1) a €46 million multi-currency working capital facility which includes an uncommitted €6 million overdraft facility (the "Flaga Multi-Currency Working Capital Facility") and (2) a euro-denominated working capital facility that provides for borrowings and issuances of guarantees totaling €12 million (the "Euro Facility"). The Flaga Multi-Currency Working Capital Facility expires in September 2014 and the Euro Facility expires in September 2013. At September 30, 2012 and 2011, there were €11.9 million ($15.3 million) and €12.3 million ($16.5 million) of borrowings outstanding under the Flaga Credit Agreements, respectively. These amounts are reflected as bank loans on the Consolidated Balance Sheets.

At September 30, 2012 and 2011, the weighted-average interest rates on the Flaga Credit Agreements were 2.31% and 3.39%, respectively. Issued and outstanding guarantees, which reduce available borrowings under the Flaga Credit Agreements, totaled €19.2 million ($24.7 million) at September 30, 2012. The average daily and peak bank loan borrowings outstanding under the Flaga Credit Agreements during Fiscal 2012 were €15.5 million and €17.8 million, respectively. The average daily and peak bank loan borrowings outstanding under Flaga principal working capital facilities during Fiscal 2011 were €16.4 million and €18.0 million, respectively.

Based upon cash generated from operations and borrowings under its working capital facilities, Flaga's management believes it will be able to meet its anticipated contractual commitments and projected cash needs during Fiscal 2013.

UGI Utilities. UGI Utilities' total debt at September 30, 2012, includes long-term debt comprising $383.0 million of Senior Notes, $217.0 million of Medium-Term Notes and $9.2 million of bank loan borrowings.

UGI Utilities has a credit agreement (the "UGI Utilities 2011 Credit Agreement") with a group of banks providing for borrowings up to $300 million (including a $100 million sublimit for letters of credit) which expires in October 2015. Borrowings under the UGI Utilities 2011 Credit Agreement are classified as bank loans. At September 30, 2012, there were $9.2 million of borrowings outstanding under UGI Utilities 2011 Credit Agreement. There were no amounts outstanding at September 30, 2011.

During Fiscal 2012 and Fiscal 2011, average daily bank loan borrowings were $16.2 million and $17.6 million, respectively, and peak bank loan borrowings totaled $70.6 million and $90 million, respectively.

Based upon cash expected to be generated from Gas Utility and Electric Utility operations and borrowings available under the UGI Utilities 2011 Credit Agreement, UGI Utilities' management believes that it will be able to meet its anticipated contractual commitments and projected cash needs during Fiscal 2013.

Midstream & Marketing. Energy Services has an unsecured credit agreement ("Energy Services Credit Agreement") with a group of lenders providing for borrowings of up to $170 million (including a $50 million sublimit for letters of credit) which expires in August 2013. The Energy Services Credit Agreement can be used for general corporate purposes of Energy Services and its subsidiaries and to fund dividend payments provided that, after giving effect to such dividend payments, Energy Services maintains a specified ratio of Consolidated Total Indebtedness to EBITDA, each as defined in the Energy Services Credit Agreement. Borrowings outstanding under the Energy Services Credit Agreement totaled $85.0 million at September 30, 2012. Energy Services intends to extend its credit agreement and increase its borrowing capacity prior to its scheduled expiration.

Energy Services also has a $200 million receivables purchase facility ("Receivables Facility") with an issuer of receivables-backed commercial paper. The Receivables Facility is currently scheduled to expire in April 2013, although the Receivables Facility may terminate prior to such date due to the termination of commitments of the Receivables Facility's back-up purchasers. Energy Services uses the Receivables Facility to fund working capital, margin calls under commodity futures contracts, capital expenditures, dividends and for general corporate purposes. Energy Services intends to extend its Receivables Facility prior to its scheduled expiration in April 2013.

Under the Receivables Facility, Energy Services transfers, on an ongoing basis and without recourse, its trade accounts receivable to its wholly owned, special purpose subsidiary, Energy Services Funding Corporation ("ESFC"), which is consolidated for financial statement purposes. ESFC, in turn, has sold, and subject to certain conditions, may from time to time sell, an undivided interest in some or all of the receivables to a commercial paper conduit of a major bank. ESFC was created and has been structured to isolate its assets from creditors of Energy Services and its affiliates, including UGI. Through September 30, 2010, this two-step transaction was accounted for as a sale of receivables following GAAP for accounting for transfers and servicing of financial assets and extinguishments of liabilities. Effective October 1, 2010, the Company adopted a new accounting standard that changed the accounting for the Receivables Facility. Beginning October 1, 2010, trade receivables transferred to the commercial paper conduit remain on the Company's balance sheet and the Company reflects a liability equal to the amount advanced by the commercial paper conduit. Additionally, beginning October 1, 2010, the Company records interest expense on amounts owed to the commercial paper conduit.

At September 30, 2012, the outstanding balance of ESFC trade receivables was $43.5 million of which no amount was sold to the commercial paper conduit. At September 30, 2011, the outstanding balance of ESFC trade receivables was $52.1 million and there was $14.3 million that was sold to the commercial paper conduit and reflected as bank loans on the Consolidated Balance Sheet. During Fiscal 2012 and Fiscal 2011, peak sales of receivables were $51.5 million and $31.7 million, respectively, and average daily amounts sold were $15.6 million and $1.3 million, respectively.

Based upon cash expected to be generated from operations, borrowings available under the Energy Services Credit Agreement and Receivables Facility, and capital contributions from UGI, management believes that Energy Services will be able to meet its anticipated contractual commitments and projected cash needs during Fiscal 2013.

Cash Flows

Operating Activities. Year-to-year variations in cash flow from operations can be significantly affected by changes in operating working capital especially during periods of significant changes in energy commodity prices.

Cash flow provided by operating activities was $707.7 million in Fiscal 2012, $554.7 million in Fiscal 2011 and $598.8 million in Fiscal 2010. Cash flow from operating activities before changes in operating working capital was $622.5 million in Fiscal 2012, $697.6 million in Fiscal 2011 and $663.8 million in Fiscal 2010. The decrease in cash flow from operating activities before changes in operating working capital in Fiscal 2012 compared to Fiscal 2011 reflects, in large part, the effects of the lower operating results in Fiscal 2012 and lower cash flow associated with settled commodity derivative contracts. Changes in operating working capital provided (used) operating cash flow of $85.2 million in Fiscal 2012, $(142.9) million in Fiscal 2011 and $(65.0) million in Fiscal 2010. Cash flow from changes in operating working capital principally reflects the impacts of changes in LPG and natural gas prices on operating working capital, primarily accounts receivable, inventories and accounts payable, and the timing and amount of natural gas cost recoveries or refunds through Gas Utility's PGC recovery mechanism. The higher cash provided by changes in operating working capital in Fiscal 2012 compared with Fiscal 2011 largely reflects, among other things, the timing of the Heritage Acquisition on cash receipts from Heritage Propane customers and the effects of lower volumes sold due to the warm weather on changes in accounts receivable.

Investing Activities. Investing activity cash flow is principally affected by expenditures for property, plant and equipment; cash paid for acquisitions of businesses; changes in restricted cash balances and proceeds from sales of assets. Net cash flow used by investing activities was $1,904.5 million in Fiscal 2012, $415.4 million in Fiscal 2011 and $399.3 million in Fiscal 2010. The significant increase in cash flow used in Fiscal 2012 principally reflects cash paid for the Heritage Acquisition (net of cash acquired) of approximately $1.4 billion. Cash used for acquisitions of businesses in Fiscal 2012 also includes the Shell Transaction. Expenditures for property, plant and equipment totaled $339.4 million in Fiscal 2012, $360.7 million in Fiscal 2011 and $347.3 million in Fiscal 2010. Cash from changes in restricted cash in futures brokerage accounts provided cash of $14.2 million in Fiscal 2012 and $17.6 million Fiscal 2011, and used cash of $27.8 million in Fiscal 2010. The amount of restricted cash required in such accounts is generally the result of changes in underlying commodity prices. During Fiscal 2010, we received $66.6 million in cash proceeds from the sale of Atlantic Energy.

Financing Activities. Cash flow provided (used) by financing activities was $1,278.5 million in Fiscal 2012, $(152.1) million in Fiscal 2011 and $(213.6) million in Fiscal 2010. Changes in cash flow from financing activities are primarily due to issuances and repayments of long-term debt; net bank loan borrowings; dividends and distributions on UGI Common Stock and AmeriGas Partners Common Units and issuances of UGI and AmeriGas Partners equity instruments.

In order to finance the cash portion of the Heritage Acquisition, on January 12, 2012, AmeriGas Partners issued $550 million principal amount of 6.75% Notes due 2020 and $1.0 billion principal amount of 7.00% Notes due 2022. In March 2012, AmeriGas Partners sold 7 million Common Units in an underwritten public offering and used a portion of the net proceeds to repay $200 million of outstanding 6.50% Senior Notes due May 2021, to reduce bank loan borrowings and for general corporate purposes. In June 2012, AmeriGas Partners repurchased $19.2 million aggregate principal amount of outstanding 7.00% Notes. Repayments of AmeriGas Partners debt includes transaction fees and expenses associated with these extinguishments in Fiscal 2012. Distributions on AmeriGas Partners publicly held Common Units in Fiscal 2012 increased over Fiscal 2011 reflecting the greater number of Common Units outstanding and higher Fiscal 2012 quarterly per-unit distribution rates.

During Fiscal 2011, AmeriGas Partners redeemed $415 million principal amount of 7.25% AmeriGas Partners Senior Notes due 2015 and $14.6 million principal amount of 8.875% Senior Notes due May 2011 with proceeds from the issuance of $470 million principal amount of 6.50% AmeriGas Partners Senior Notes due 2021. Also during Fiscal 2011, AmeriGas Partners redeemed $350 million principal amount of its 7 1/8% Senior Notes due 2016 with proceeds from the issuance of $450 million principal amount of its 6.25% Senior Notes due 2019. A portion of the proceeds from the issuances of the Senior Notes were also used to reduce AmeriGas OLP bank loan borrowings. Repayments of AmeriGas Partners debt includes $30.6 million of transaction fees and expenses associated with these extinguishments in Fiscal 2011. Also during Fiscal 2011, Antargaz repaid its maturing €380 million Senior Facilities Agreement borrowings with the proceeds from its new 2011 Senior Facilities Agreement and Flaga repaid €21 million of maturing term loan debt with the proceeds from its new €40 million euro-denominated term loan.

Capital Expenditures

In the following table, we present capital expenditures (which exclude acquisitions but include capital leases) by our business segments for Fiscal 2012, Fiscal 2011 and Fiscal 2010. We also provide amounts we expect to spend in Fiscal 2013. We expect to finance Fiscal 2013 capital expenditures principally from cash generated by operations, borrowings under credit facilities and cash on hand.

Year Ended September 30,	2013	2012	2011	2010
(Millions of dollars)	(estimate)			
AmeriGas Propane	$ 130.0	$ 103.1	$ 77.2	$ 83.2
International Propane	70.0	64.2	65.4	59.0
Gas Utility	111.0	109.0	91.3	73.5
Midstream & Marketing	185.0	60.4	112.8	116.4
Other	10.0	6.5	8.9	20.8
Total	$ 506.0	$ 343.2	$ 355.6	$ 352.9

Midstream & Marketing's capital expenditures in Fiscal 2012, Fiscal 2011 and Fiscal 2010 principally reflect capital expenditures related to natural gas storage, electric generation and Marcellus Shale projects. These Midstream & Marketing capital expenditures were financed in large part by capital contributions from UGI and cash from operations. Estimated AmeriGas Propane Fiscal 2013 capital expenditures include $20.0 million related to Heritage integration activities. AmeriGas Propane Fiscal 2012 capital expenditures include $17.6 million of transition capital expenditures relating to Heritage Propane integration activities.

In 2010, the Company announced plans to invest approximately $300 million over the next few years on infrastructure projects to support the development of natural gas in the Marcellus Shale region. To date the Company has invested or committed to invest more than half of this amount. One major example is the Company's recently announced expansion of the Auburn gathering system, which builds on a previous investment to move gas for Citrus Energy Appalachia, LLC. The 30-mile extension will link Marcellus production to the Transcontinental Gas Pipeline. The timing and extent of the Company's investment in Marcellus infrastructure will depend on a number of factors including the timing of development of Marcellus gas production, market competition, any required regulatory approvals and construction schedules. The Company has a number of projects under development, including the previously announced Commonwealth Pipeline project.

Contractual Cash Obligations and Commitments

The Company has contractual cash obligations that extend beyond Fiscal 2012. Such obligations include scheduled repayments of long-term debt, interest on long-term fixed-rate debt, operating lease payments, unconditional purchase obligations for pipeline capacity, pipeline transportation and natural gas storage services and commitments to purchase natural gas, LPG and electricity, capital expenditures and derivative financial instruments. The following table presents contractual cash obligations with non-affiliates under agreements existing as of September 30, 2012:

	Payments Due by Period				
(Millions of dollars)	Total	Fiscal 2013	Fiscal 2014 - 2015	Fiscal 2016 - 2017	Thereafter
Long-term debt (a)	$ 3,514.3	$ 166.1	$ 138.8	$ 752.6	$ 2,456.8
Interest on long-term fixed rate debt (b)	1,735.1	228.7	410.6	356.0	739.8
Operating leases	318.6	77.4	107.9	64.7	68.6
AmeriGas Propane supply contracts	319.3	141.4	174.7	3.2	—
International Propane supply contracts	571.2	226.4	286.8	58.0	—
Midstream & Marketing supply contracts	227.2	171.1	56.1	—	—
UGI Utilities supply, storage and transportation contracts	463.2	173.9	156.8	69.8	62.7
Derivative financial instruments (c)	91.5	85.7	5.8	—	—
Other purchase obligations (d)	34.8	34.8	—	—	—
Total	$ 7,275.2	$ 1,305.5	$ 1,337.5	$ 1,304.3	$ 3,327.9

(a) Based upon stated maturity dates.

(b) Based upon stated interest rates adjusted for the effects of interest rate swaps.

(c) Represents the sum of amounts due from us if derivative financial instrument liabilities were settled at the September 30, 2012, amounts reflected in the Consolidated Balance Sheet (but excluding amounts associated with interest rate swaps).

(d) Includes material capital expenditure obligations.

Other noncurrent liabilities included in our Consolidated Balance Sheet at September 30, 2012, principally comprise refundable tank and cylinder deposits (as further described in Note 2 to Consolidated Financial Statements under the caption "Refundable Tank and Cylinder Deposits"); litigation, property and casualty liabilities and obligations under environmental remediation agreements (see Note 15 to Consolidated Financial Statements); pension and other postretirement benefit liabilities recorded in accordance with accounting guidance relating to employee retirement plans (see Note 7 to Consolidated Financial Statements); and liabilities associated with executive compensation plans (see Note 13 to Consolidated Financial Statements). These liabilities are not included in the table of Contractual Cash Obligations and Commitments because they are estimates of future payments and not contractually fixed as to timing or amount. We believe we will be required to make contributions to UGI Utilities' pension plan (as further described below under "U.S. Pension Plan") in Fiscal 2013 of approximately $16.0 million. Contributions to the UGI Pension Plan in years beyond Fiscal 2013 will depend in large part on the impact of future returns and interest rates on pension plan assets. Certain of our operating lease arrangements, primarily vehicle leases with remaining lease terms of one to ten years, have residual value guarantees. Although such fair values at the end of the leases have historically exceeded the guaranteed amount, at September 30, 2012, the maximum potential amount of future payments under lease guarantees assuming the leased equipment was deemed worthless was approximately $14 million.

Significant Acquisitions and Dispositions

On January 12, 2012 (the "Acquisition Date"), AmeriGas Partners completed the Heritage Acquisition for total consideration of approximately $2.6 billion comprising $1.5 billion in cash and 29,567,362 AmeriGas Partners Common Units with a fair value of approximately $1.1 billion. The Heritage Acquisition was consummated pursuant to the Contribution Agreement, by and among AmeriGas Partners, ETP, Energy Transfer Partners GP, L.P., the general partner of ETP, and Heritage ETC, L.P. The acquired business conducts its propane operations in 41 states. According to LP-Gas Magazine rankings published on February 1, 2012, Heritage Propane was the third largest retail propane distributor in the United States, delivering over 500 million gallons to more than one million retail propane customers in 2011. The Heritage Acquisition is consistent with our growth strategies, one of which is to grow our core business through acquisitions.

The cash portion of the Heritage Acquisition was financed by the issuance by AmeriGas Finance Corp. and AmeriGas Finance LLC, wholly owned finance subsidiaries of AmeriGas Partners, of $550 million principal amount of 6.75% Notes and $1.0 billion principal amount of 7.00% Notes. For further information on the 6.75% Notes and 7.00% Notes, see Note 5 to Consolidated Financial Statements.

The results of operations of Heritage Propane are included in the Consolidated Statements of Income since the Acquisition Date. For more information on the Heritage Acquisition, see Note 4 to Consolidated Financial Statements.

In October 2011, we acquired Shell's LPG distribution businesses in the United Kingdom, Belgium, the Netherlands, Luxembourg, Denmark, Finland, Norway and Sweden for €133.6 million ($179.0 million) in cash (see Note 4 to Consolidated Financial Statements).

On July 30, 2010, Energy Services sold all of its interest in its second-tier, wholly owned subsidiary, Atlantic Energy, to DCP Midstream Partners, L.P. for $49.0 million cash plus an amount for inventory and other working capital. Atlantic Energy owns and operates a 20 million gallon marine import and transshipment facility located in the port of Chesapeake, Virginia. The Company recorded a $36.5 million pre-tax gain on the sale which amount is included in other income, net, in the Fiscal 2010 Consolidated Statement of Income. The gain increased Fiscal 2010 net income attributable to UGI Corporation by $17.2 million or $0.16 per diluted share (see Note 4 to Consolidated Financial Statements).

U.S. Pension Plan

In the U.S., we currently sponsor one defined benefit pension plan for employees hired prior to January 1, 2009, of UGI, UGI Utilities, PNG, CPG and certain of UGI's other domestic wholly owned subsidiaries ("U.S. Pension Plan"). The fair value of the U.S. Pension Plan's assets totaled $351.5 million and $289.7 million at September 30, 2012 and 2011, respectively. At September 30, 2012 and 2011, the underfunded positions of the U.S. Pension Plan, defined as the excess of the projected benefit obligations ("PBOs") over the U.S. Pension Plan's assets, were $192.1 million and $167.0 million, respectively.

We believe we are in compliance with regulations governing defined benefit pension plans, including Employee Retirement Income Security Act of 1974 ("ERISA") rules and regulations. We anticipate that we will be required to make contributions to the U.S. Pension Plan during Fiscal 2013 of approximately $16.0 million. Pre-tax pension cost associated with the U.S. Pension Plan in Fiscal 2012 was $15.3 million. Pre-tax pension cost associated with the U.S. Pension Plan in Fiscal 2013 is expected to be approximately $20.0 million.

GAAP guidance associated with pension and other postretirement plans generally requires recognition of an asset or liability in the statement of financial position reflecting the funded status of pension and other postretirement benefit plans with current year changes recognized in shareholders' equity unless such amounts are subject to regulatory recovery. Through September 30, 2012, we have recorded cumulative after-tax charges to UGI Corporation's stockholders' equity of $22.9 million and recorded regulatory assets totaling $188.2 million in order to reflect the funded status of our pension and other postretirement benefit plans. For a more detailed discussion of the U.S. Pension Plan and our other postretirement benefit plans, see Note 7 to Consolidated Financial Statements.

Related Party Transactions

During Fiscal 2012, Fiscal 2011 and Fiscal 2010, we did not enter into any related-party transactions that had a material effect on our financial condition, results of operations or cash flows.

Off-Balance-Sheet Arrangements

UGI primarily enters into guarantee arrangements on behalf of its consolidated subsidiaries. These arrangements are not subject to the recognition and measurement guidance relating to guarantees under GAAP.

We do not have any off-balance-sheet arrangements that are expected to have a material effect on our financial condition, change in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Utility Matters

On April 14, 2012, legislation enabling gas and electric utilities in Pennsylvania to seek surcharge recovery of eligible capital investment in distribution system infrastructure improvement projects became effective. The surcharge enabled by the legislation is known as a distribution system improvement charge ("DSIC"). The primary benefit to a company from a DSIC surcharge is the elimination of regulatory lag, or delayed rate recognition, that occurs under traditional ratemaking relating to qualifying capital expenditures, for up to five percent of distribution rates. To be eligible for a DSIC, a utility must have filed a general rate filing within five years of its petition seeking permission to include a DSIC in its tariff. Filings to implement a DSIC surcharge may be filed no earlier than January 2, 2013.

On October 3, 2012, UGI Utilities and the PUC Bureau of Investigation and Enforcement ("PUC Staff") submitted a Joint Settlement Petition ("Joint Settlement") to settle all regulatory compliance issues raised in the PUC Staff's formal complaint, issued on June 11, 2012 ("PUC Staff Complaint"), pertaining to a natural gas explosion which occurred on February 9, 2011, in Allentown, Pennsylvania and resulted in five deaths, several personal injuries and significant property damage (the "Incident"). The PUC Staff Complaint had alleged that UGI Utilities had committed six violations of gas safety regulations and UGI Utilities' operating procedures related to its cast iron main replacement and gas odorant monitoring programs, and its emergency response to the Incident. As part of the Joint Settlement, UGI Utilities has agreed (i) to the assessment of a $0.4 million civil penalty; (ii) to accelerate the time frame for UGI Utilities, CPG, and PNG to replace the remainder of its cast-iron mains to 14 years, and (iii) to install odorant monitoring and injection equipment in its natural gas system at a number of supply points, but does not concede to having violated any regulation or operating procedure. Under the Joint Settlement, UGI Utilities, CPG and PNG have also agreed to not seek recovery of the related annual cost of capital return requirements through a DSIC for a period of 24 months but are permitted to retain the current 30-year timeframe for replacing the remainder of their bare steel mains. On October 31, 2012, the PUC administrative law judge issued an initial decision approving the settlement. The provisions of the Joint Settlement will become effective if the initial decision becomes final or if the PUC determines to review the initial decision and issues a final order approving the terms and conditions of the Joint Settlement without modification. The Company does not believe that the cost of complying with the requirements of the Joint Settlement will have a material impact on UGI Utilities' consolidated financial position, results of operations or cash flows.

On January 14, 2011, CPG filed a request with the PUC to increase its operating revenues by $16.5 million annually. Among other things, the increased revenues would fund system improvements and operations necessary to maintain safe and reliable natural gas service and fund new programs that would provide rebates and other incentives for customers to install new high-efficiency equipment (collectively, "Energy and Efficiency Conservation Program"). On June 23, 2011, a Joint Petition for Approval of Settlement of All Issues ("Joint Petition") was filed with the PUC based upon agreements with the active parties regarding the requested base operating revenue increase. On August 11, 2011, the PUC approved the settlement agreement which resulted in an increase in annual base rate revenues of $8.0 million as well as $0.9 million in revenues per year for use in CPG's Energy and Efficiency Conservation Program. The increase became effective August 30, 2011. During Fiscal 2012, the PUC reversed its earlier decision related to the $0.9 million increase in revenues associated with the Energy and Efficiency Conservation Program and required CPG to refund revenue it had collected for that program.

On October 21, 2010, the Federal Energy Regulatory Commission ("FERC") approved and later affirmed CPG's application to abandon a storage service and approved the transfer of its Tioga, Meeker and Wharton natural gas storage facilities, along with related assets, to UGI Storage Company, a subsidiary of Energy Services. The PUC approved the transfer subject to, among other things, a reduction in base rates and CPG's agreement to charge PGC customers, for a period of three years, no more for storage services from the transferred assets than they would have paid before the transfer, to the extent used. On April 1, 2011, the storage facilities were dividended to UGI and subsequently contributed to UGI Storage Company. The net book value of the storage facility assets was $10.9 million. Compliance with the provisions of the PUC Order approving the transfer of the storage assets did not have a material impact on the results of operations of Gas Utility. Concurrent with the April 1, 2011 transfer, CPG entered into a one-year firm storage service agreement with UGI Storage Company.

On December 1, 2010, PNG filed an application with the PUC for expedited review and approval of the transfer of a 9 mile natural gas pipeline, related facilities, and right of way located in Mehoopany, Pennsylvania (the "Auburn Line") to Energy Services. The PUC approved the transfer and in September 2011 the Auburn Line was dividended to UGI and subsequently contributed to Energy Services. The net book value of the Auburn Line was $1.1 million.

UGI Utilities Income Taxes

In 2010, U.S. federal tax legislation was enacted that allows taxpayers to fully deduct qualifying capital expenditures incurred after September 8, 2010, through the end of calendar 2011, when such property is placed in service before 2012. In accordance with existing Pennsylvania tax statutes, Pennsylvania taxpayers are also permitted to fully deduct such qualifying capital expenditures for Pennsylvania state corporate net income tax purposes. Pennsylvania utility ratemaking practice permits the flow through to ratepayers of state tax benefits from accelerated tax depreciation. UGI Utilities' Fiscal 2011 and, to a lesser extent, Fiscal 2012 state tax rates reflect the beneficial effects of this greater state tax depreciation. The additional state and federal tax depreciation deductions described above reduce federal and state income taxes otherwise payable and increase UGI Utilities deferred income tax liabilities.

Manufactured Gas Plants

UGI Utilities

CPG is party to a Consent Order and Agreement ("CPG-COA") with the Pennsylvania Department of Environmental Protection ("DEP") requiring CPG to perform a specified level of activities associated with environmental investigation and remediation work at certain properties in Pennsylvania on which manufactured gas plant ("MGP") related facilities were operated ("CPG MGP Properties") and to plug a minimum number of non-producing natural gas wells per year. In addition, PNG is a party to a Multi-Site Remediation Consent Order and Agreement ("PNG-COA") with the DEP. The PNG-COA requires PNG to perform annually a specified level of activities associated with environmental investigation and remediation work at certain properties on which MGP-related facilities were operated ("PNG MGP Properties"). Under these agreements, environmental expenditures relating to the CPG MGP Properties and the PNG MGP Properties are capped at $1.8 million and $1.1 million, respectively, in any calendar year. The CPG-COA terminates at the end of 2013. The PNG-COA terminates in 2019 but may be terminated by either party effective at the end of any two-year period beginning with the original effective date in March 2004. At September 30, 2012 and 2011, our accrued liabilities for environmental investigation and remediation costs related to the CPG-COA and the PNG-COA totaled $15.0 million and $17.9 million, respectively. In accordance with GAAP related to rate-regulated entities, we have recorded associated regulatory assets in equal amounts.

From the late 1800s through the mid-1900s, UGI Utilities and its former subsidiaries owned and operated a number of MGPs prior to the general availability of natural gas. Some constituents of coal tars and other residues of the manufactured gas process are today considered hazardous substances under the Superfund Law and may be present on the sites of former MGPs. Between 1882 and 1953, UGI Utilities owned the stock of subsidiary gas companies in Pennsylvania and elsewhere and also operated the businesses of some gas companies under agreement. Pursuant to the requirements of the Public Utility Holding Company Act of 1935, by the early 1950s UGI Utilities divested all of its utility operations other than certain Pennsylvania operations, including those which now constitute UGI Gas and Electric Utility.

UGI Utilities does not expect its costs for investigation and remediation of hazardous substances at Pennsylvania MGP sites to be material to its results of operations because (1) UGI Gas is currently permitted to include in rates, through future base rate proceedings, a five-year average of such prudently incurred remediation costs and (2) CPG and PNG are currently getting regulatory recovery of estimated environmental investigation and remediation costs associated with Pennsylvania sites. At September 30, 2012, neither the undiscounted nor the accrued liability for environmental investigation and cleanup costs for UGI Gas was material.

UGI Utilities has been notified of several sites outside Pennsylvania on which private parties allege MGPs were formerly owned or operated by it or owned or operated by its former subsidiaries. Such parties are investigating the extent of environmental contamination or performing environmental remediation.

Management believes that under applicable law UGI Utilities should not be liable in those instances in which a former subsidiary owned or operated an MGP. There could be, however, significant future costs of an uncertain amount associated with environmental damage caused by MGPs outside Pennsylvania that UGI Utilities directly operated, or that were owned or operated by former subsidiaries of UGI Utilities if a court were to conclude that (1) the subsidiary's separate corporate form should be disregarded or (2) UGI Utilities should be considered to have been an operator because of its conduct with respect to its subsidiary's MGP.

For additional information on the MGP sites outside of Pennsylvania currently subject to third-party claims, see Note 15 to Consolidated Financial Statements.

AmeriGas Propane

By letter dated March 6, 2008, the New York State Department of Environmental Conservation ("DEC") notified AmeriGas OLP that DEC had placed property owned by the Partnership in Saranac Lake, New York on its Registry of Inactive Hazardous Waste Disposal Sites. A site characterization study performed by DEC disclosed contamination related to former MGP operations on the site. DEC has classified the site as a significant threat to public health or environment with further action required. The Partnership has researched the history of the site and its ownership interest in the site. The Partnership has reviewed the preliminary site characterization study prepared by the DEC, the extent of contamination and the possible existence of other potentially responsible parties. The Partnership communicated the results of its research to DEC in January 2009 and is awaiting a response before doing any additional investigation. Because of the preliminary nature of available environmental information, the ultimate amount of expected clean up costs cannot be reasonably estimated.

In connection with the Heritage Acquisition on January 12, 2012, a predecessor of Titan LLC is purportedly the beneficial holder of title with respect to three former MGPs discussed below. The Contribution Agreement provides for indemnification from ETP for certain expenses associated with remediation of these sites.

By letter dated September 30, 2010, the EPA notified Titan LLC that it may be a potentially responsible party ("PRP") for cleanup costs associated with contamination at a former MGP in Claremont, New Hampshire. In June 2010, the Maryland Attorney General ("MAG") identified Titan LLC as a PRP in connection with contamination at a former MGP in Chestertown, Maryland and requested that Titan LLC participate in characterization and remediation activities. Titan LLC has supplied the EPA and MAG with corporate and bankruptcy information for its predecessors to support its claim that it is not liable for any remediation costs at the sites. Because of the preliminary nature of available environmental information, the ultimate amount of expected clean up costs cannot be reasonably estimated.

In 1996, a predecessor company of Titan LLC performed an environmental assessment of its property in Bennington, Vermont and discovered that the site was a former MGP. At that time, Titan LLC's predecessor informed the company that previously owned and operated the MGP of potential liability under CERCLA. Titan LLC has not received any requests to remediate or provide costs associated with the site. Because of the preliminary nature of available environmental information, the ultimate amount of expected clean up costs cannot be reasonably estimated.

We cannot predict with certainty the final results of any of the MGP matters referenced above. However, it is reasonably possible that some of them could be resolved unfavorably to us and result in losses in excess of recorded amounts. We are unable to estimate any possible losses in excess of recorded amounts. Although we currently believe, after consultation with counsel, that damages or settlements, if any, recovered by the plaintiffs in such claims or actions will not have a material adverse effect on our financial position, damages or settlements could be material to our operating results or cash flows in future periods depending on the nature and timing of future developments with respect to these matters and the amounts of future operating results and cash flows.

Market Risk Disclosures

Our primary market risk exposures are (1) commodity price risk; (2) interest rate risk; and (3) foreign currency exchange rate risk. Although we use derivative financial and commodity instruments to reduce market price risk associated with forecasted transactions, we do not use derivative financial and commodity instruments for speculative or trading purposes.

Commodity Price Risk

The risk associated with fluctuations in the prices the Partnership and our International Propane operations pay for LPG is principally a result of market forces reflecting changes in supply and demand for propane and other energy commodities. Their profitability is sensitive to changes in LPG supply costs. Increases in supply costs are generally passed on to customers. The Partnership and International Propane may not, however, always be able to pass through product cost increases fully or on a timely basis, particularly when product costs rise rapidly. In order to reduce the volatility of LPG market price risk, the Partnership uses contracts for the forward purchase or sale of propane, propane fixed-price supply agreements and over-the-counter derivative commodity instruments including price swap and option contracts. In addition, Antargaz hedges a portion of its future U.S. dollar denominated LPG product purchases through the use of forward foreign exchange contracts as further described below. Our International Propane operations have used over-the-counter derivative commodity instruments and may from time-to-time enter into other derivative contracts, similar to those used by the Partnership, to reduce market risk associated with a portion of their LPG purchases. Over-the-counter derivative commodity instruments used to hedge forecasted purchases of propane are generally settled at expiration of the contract.

Gas Utility's tariffs contain clauses that permit recovery of all of the prudently incurred costs of natural gas it sells to its customers, including the cost of financial instruments used to hedge purchased gas costs. The recovery clauses provide for periodic adjustments for the difference between the total amounts actually collected from customers through PGC rates and the recoverable costs incurred. Because of this ratemaking mechanism, there is limited commodity price risk associated with our Gas Utility operations. Gas Utility uses derivative financial instruments including natural gas futures and option contracts traded on the New York Mercantile Exchange ("NYMEX") to reduce volatility in the cost of gas it purchases for its retail core-market customers.

The cost of these derivative financial instruments, net of any associated gains or losses, is included in Gas Utility's PGC recovery mechanism.

Electric Utility's DS tariffs contain clauses which permit recovery of all prudently incurred power costs, including the cost of financial instruments used to hedge electricity costs, through the application of DS rates. Because of this ratemaking mechanism, there is limited power cost risk, including the cost of financial transmission rights ("FTRs") and forward electricity purchase contracts, associated with our Electric Utility operations.

In addition, Gas Utility and Electric Utility from time to time enter into exchange-traded gasoline futures and swap contracts for a portion of gasoline volumes expected to be used in their operations. These gasoline futures and swap contracts are recorded at fair value with changes in fair value reflected in other income. The amount of unrealized gains on these contracts and associated volumes under contract at September 30, 2012, were not material.

Midstream & Marketing purchases FTRs to economically hedge certain transmission costs that may be associated with its fixed-price electricity sales contracts. In addition, Midstream & Marketing uses NYMEX futures contracts to economically hedge the gross margin associated with the purchase and anticipated later sale of natural gas or propane. Although Midstream & Marketing's FTRs and NYMEX futures contracts associated with the purchase and later anticipated sale of natural gas and propane are generally effective as economic hedges, they do not currently qualify for hedge accounting treatment.

In order to manage market price risk relating to substantially all of Midstream & Marketing's fixed-price sales contracts for natural gas and electricity, Midstream & Marketing enters into NYMEX and over-the-counter natural gas and electricity futures contracts or enters into fixed-price supply arrangements. Midstream & Marketing also uses NYMEX and over-the-counter electricity futures contracts to hedge a portion of its anticipated sales of electricity from its electricity generation facilities. Although Midstream & Marketing's fixed-price supply arrangements mitigate most risks associated with its fixed-price sales contracts, should any of the suppliers under these arrangements fail to perform, increases, if any, in the cost of replacement natural gas or electricity would adversely impact Midstream & Marketing's results. In order to reduce this risk of supplier nonperformance, Midstream & Marketing has diversified its purchases across a number of suppliers. Midstream & Marketing has entered into and may continue to enter into fixed-price propane sales agreements. In order to manage the market price risk relating to substantially all of its fixed-price propane sales agreements, Midstream & Marketing enters into price swap and option contracts.

UGID has entered into fixed-price sales agreements for a portion of the electricity expected to be generated by its electric generation assets. In the event that these generation assets would not be able to produce all of the electricity needed to supply electricity under these agreements, UGID would be required to purchase electricity on the spot market or under contract with other electricity suppliers. Accordingly, increases in the cost of replacement power could negatively impact the UGID's results.

Interest Rate Risk

We have both fixed-rate and variable-rate debt. Changes in interest rates impact the cash flows of variable-rate debt but generally do not impact their fair value. Conversely, changes in interest rates impact the fair value of fixed-rate debt but do not impact their cash flows.

Our variable-rate debt includes bank loan borrowings and Antargaz' and Flaga's variable-rate term loans. These debt agreements have interest rates that are generally indexed to short-term market interest rates. Antargaz and Flaga have effectively fixed the underlying euribor interest rates on their term loans through their scheduled maturity dates through the use of interest rate swaps. At September 30, 2012, combined borrowings outstanding under variable-rate debt agreements, excluding Antargaz' and Flaga's effectively fixed-rate term loan debt, totaled $165.1 million. Excluding Antargaz' and Flaga's effectively fixed-rate term loan debt and based upon average borrowings outstanding under remaining variable-rate borrowings, an increase in short-term interest rates of 100 basis points (1%) would have increased our Fiscal 2012 and Fiscal 2011 interest expense by approximately $2.8 million and $2.0 million, respectively. The remainder of our debt outstanding is subject to fixed rates of interest. A 100 basis point increase in market interest rates would result in decreases in the fair value of this fixed-rate debt of $160.1 million and $104.1 million at September 30, 2012 and 2011, respectively. A 100 basis point decrease in market interest rates would result in increases in the fair value of this fixed-rate debt of $137.0 million and $96.1 million at September 30, 2012 and 2011, respectively.

Long-term debt associated with our domestic businesses is typically issued at fixed rates of interest based upon market rates for debt having similar terms and credit ratings. As these long-term debt issues mature, we may refinance such debt with new debt having interest rates reflecting then-current market conditions. In order to reduce interest rate risk associated with near- to medium-term forecasted issuances of fixed-rate debt, from time to time we enter into interest rate protection agreements ("IRPAs").

Foreign Currency Exchange Rate Risk

Our primary currency exchange rate risk is associated with the U.S. dollar versus the euro. The U.S. dollar value of our foreign currency denominated assets and liabilities will fluctuate with changes in the associated foreign currency exchange rates. We use derivative instruments to hedge portions of our net investments in foreign subsidiaries ("net investment hedges"). Realized gains or losses on net investment hedges remain in accumulated other comprehensive income until such foreign operations are liquidated. At September 30, 2012, there were no unsettled net investment hedges outstanding. With respect to our net investments in our International Propane operations, a 10% decline in the value of the associated foreign currencies versus the U.S. dollar, excluding the effects of any net investment hedges, would reduce their aggregate net book value at September 30, 2012, by approximately $85.0 million, which amount would be reflected in other comprehensive income.

In addition, in order to reduce volatility, Antargaz hedges a portion of its anticipated U.S. dollar denominated LPG product purchases during the months of October through March through the use of forward foreign exchange contracts. The amount of dollar-denominated purchases of LPG associated with such contracts generally represents approximately 15% — 30% of estimated dollar-denominated purchases to occur during the heating-season months of October to March.

Derivative Financial Instrument Credit Risk

We are exposed to risk of loss in the event of nonperformance by our derivative financial instrument counterparties. Our derivative financial instrument counterparties principally comprise large energy companies and major U.S. and international financial institutions. We maintain credit policies with regard to our counterparties that we believe reduce overall credit risk. These policies include evaluating and monitoring our counterparties' financial condition, including their credit ratings, and entering into agreements with counterparties that govern credit limits.

Certain of our derivative instrument agreements call for the posting of collateral by the counterparty or by the Company in the forms of letters of credit, parental guarantees or cash. Additionally, our natural gas and electricity exchange-traded futures and option contracts generally require cash deposits in margin accounts. Declines in natural gas, LPG and electricity product costs can require our business units to post collateral with counterparties or make margin deposits to brokerage accounts. At September 30, 2012 and 2011, restricted cash in brokerage accounts totaled $3.0 million and $17.2 million, respectively.

The following table summarizes the fair values of unsettled market risk sensitive derivative instruments assets and (liabilities) held at September 30, 2012 and 2011. The table also includes the changes in fair value of derivative instruments that would result if there were a 10% adverse change in (1) the market prices of LPG, gasoline, natural gas, electricity and electricity transmission congestion charges; (2) the three-month and one-month Euribor rates; and (3) the value of the euro versus the U.S. dollar. Gas Utility's and Electric Utility's derivative instruments other than gasoline futures and swap contracts are excluded from the table below because any associated net gains or losses are refundable to or recoverable from customers in accordance with Gas Utility and Electric Utility ratemaking.

	Asset (Liability)	
(Millions of dollars)	Fair Value	Change in Fair Value
September 30, 2012:		
Commodity price risk	$ (43.7)	$ (35.9)
Interest rate risk	(71.9)	(2.9)
Foreign currency exchange rate risk	1.8	(15.4)
September 30, 2011:		
Commodity price risk	$ (25.6)	$ (35.3)
Interest rate risk	(44.4)	(8.2)
Foreign currency exchange rate risk	1.9	(16.5)

Because a significant portion of our derivative instruments qualify as hedges under GAAP, we expect that changes in the fair value of derivative instruments used to manage commodity, currency or interest rate market risk would be substantially offset by gains or losses on the associated anticipated transactions.

Critical Accounting Policies and Estimates

Accounting policies and estimates discussed in this section are those that we consider to be the most critical to an understanding of our financial statements because they involve significant judgments and uncertainties. Changes in these policies and estimates could have a material effect on the financial statements. The application of these accounting policies and estimates necessarily requires management's most subjective or complex judgments regarding estimates and projected outcomes of future events which could have a material impact on the financial statements. Management has reviewed these critical accounting policies, and the estimates and assumptions associated with them, with the Company's Audit Committee. In addition, management has reviewed the following disclosures regarding the application of these critical accounting policies and estimates with the Audit Committee. Also, see Note 2 to Consolidated Financial Statements which discusses the significant accounting policies that we have selected from acceptable alternatives.

Litigation Accruals and Environmental Remediation Liabilities. We are involved in litigation regarding pending claims and legal actions that arise in the normal course of business. In addition, UGI Utilities and its former subsidiaries owned and operated a number of MGPs in Pennsylvania and elsewhere, and PNG and CPG owned and operated a number of MGP sites located in Pennsylvania, at which hazardous substances may be present. In accordance with GAAP, when a loss is considered probable and reasonably estimable, we record a liability in the amount of our best estimate for the ultimate loss. When there is a range of possible loss with equal likelihood, liabilities recorded are based upon the low end of such range. The likelihood of a loss with respect to a particular contingency is often difficult to predict and determining a reasonable estimate of the loss or a range of possible loss may not be practicable based upon the information available and the potential effects of future events and decisions by third parties that will determine the ultimate resolution of the contingency. Reasonable estimates involve management judgments based on a broad range of information and prior experience. These judgments are reviewed quarterly as more information is received and the amounts reserved are updated as necessary. Such estimated reserves may differ materially from the actual liability and such reserves may change materially as more information becomes available and estimated reserves are adjusted.

Regulatory Assets and Liabilities. Gas Utility and Electric Utility are subject to regulation by the PUC. In accordance with accounting guidance associated with rate-regulated entities, we record the effects of rate regulation in our financial statements as regulatory assets or regulatory liabilities. We continually assess whether the regulatory assets are probable of future recovery by evaluating the regulatory environment, recent rate orders and public statements issued by the PUC, and the status of any pending deregulation legislation. If future recovery of regulatory assets ceases to be probable, the elimination of those regulatory assets would adversely impact our results of operations and cash flows. As of September 30, 2012, our regulatory assets totaled $338.4 million. See Notes 2 and 8 to Consolidated Financial Statements.

Depreciation and Amortization of Long-Lived Assets. We compute depreciation on UGI Utilities' property, plant and equipment on a straight-line basis over the average remaining lives of its various classes of depreciable property and on our other property, plant and equipment on a straight-line basis over estimated useful lives generally ranging from 2 to 40 years. We also use amortization methods and determine asset values of intangible assets subject to amortization using reasonable assumptions and projections. Changes in the estimated useful lives of property, plant and equipment and changes in intangible asset amortization methods or values could have a material effect on our results of operations. As of September 30, 2012, our net property, plant and equipment totaled $4,233.1 million and we recorded depreciation expense of $264.2 million during Fiscal 2012. As of September 30, 2012, our net intangible assets subject to amortization totaled $521.0 million and we recorded amortization expense on intangible assets subject to amortization of $44.5 million during Fiscal 2012.

Purchase Price Allocations. From time to time, the Company enters into material business combinations. In accordance with accounting guidance associated with business combinations, the purchase price is allocated to the various assets acquired and liabilities assumed at their estimated fair value. Fair values of assets acquired and liabilities assumed are based upon available information and we may involve an independent third party to perform appraisals. Estimating fair values can be complex and subject to significant business judgment and most commonly impacts property, plant and equipment and intangible assets, including those with indefinite lives. Generally, we have, if necessary, up to one year from the acquisition date to finalize the purchase price allocation.

Impairment of Goodwill. We do not amortize goodwill, but test it at least annually for impairment at the reporting unit level. A reporting unit is the operating segment, or a business one level below the operating segment (a component), if discrete financial information is prepared and regularly reviewed by segment management. Components are aggregated if they have similar economic characteristics. Certain of the Company's operating segments have goodwill resulting from purchase business combinations. In accordance with GAAP, each of our reporting units with goodwill is required to perform impairment tests annually or whenever events or circumstances indicate that the value of goodwill may be impaired. We determine fair values for each of the reporting units generally using an income approach unless market values are available. For purposes of the income approach, fair value is determined based upon the present value of estimated future cash flows discounted at an appropriate risk-adjusted rate. Cash flow estimates used to establish fair values involve management judgments based on a broad range of information and historical results. We use our internal forecasts to estimate future cash flows and include an estimate of long-term future growth rates based upon our most recent reviews of the long-term outlook for each reporting unit. We are required to recognize an impairment charge under GAAP if the carrying amount of a reporting unit exceeds its fair value and the carrying amount of the reporting unit's goodwill exceeds the implied fair value of that goodwill. To the extent estimated cash flows are revised downward, the reporting unit may be required to write down all or a portion of its goodwill which would adversely impact our results of operations. The Company adopted new accounting guidance regarding goodwill impairment during Fiscal 2012 (see Note 3 to Consolidated Financial Statements) which permits us, in certain circumstances, to perform a qualitative approach to determine if it is more likely than not that the carrying value of a reporting unit is greater than its fair value. As of September 30, 2012, our goodwill totaled $2,818.3 million. We did not record any impairments of goodwill in Fiscal 2012, Fiscal 2011 or Fiscal 2010.

Pension Plan Assumptions. Pension plan assumptions are significant inputs to the actuarial models that measure pension benefit obligations and pension expense. The cost of providing benefits under the U.S. Pension Plan is dependent on historical information such as employee age, length of service, level of compensation and the actual rate of return on plan assets. In addition, certain assumptions relating to the future are used to determine pension expense including the discount rate applied to benefit obligations, the expected rate of return on plan assets and the rate of compensation increase, among others. Assets of the U.S. Pension Plan are held in trust and consist principally of equity and fixed income mutual funds. Changes in plan assumptions as well as fluctuations in actual equity or fixed income market returns could have a material impact on future pension costs. We believe the two most critical assumptions are (1) the expected rate of return on plan assets and (2) the discount rate. A decrease in the expected rate of return on U.S. Pension Plan assets of 50 basis points to a rate of 7.25% would result in an increase in pre-tax pension cost of approximately $1.8 million in Fiscal 2013. A decrease in the discount rate of 50 basis points to a rate of 3.70% would result in an increase in pre-tax pension cost of approximately $3.2 million in Fiscal 2013.

Income Taxes. We use the asset and liability method of accounting for income taxes. Under this method, income tax expense is recognized for the amount of taxes payable or refundable for the current year and for deferred tax liabilities and assets for the future tax consequences of events that have been recognized in our financial statements or tax returns. Positions taken by an entity in its tax returns must satisfy a more-likely-than-not recognition threshold assuming the positions will be examined by tax authorities with full knowledge of relevant information. We use assumptions, judgments and estimates to determine our current provision for income taxes. We also use assumptions, judgments and estimates to determine our deferred tax assets and liabilities and any valuation allowance to be recorded against a deferred tax asset. Our assumptions, judgments and estimates relative to the current provision for income tax give consideration to current tax laws, our interpretation of current tax laws and possible outcomes of current and future audits conducted by foreign and domestic tax authorities. Changes in tax law or our interpretation of such and the resolution of current and future tax audits could significantly impact the amounts provided for income taxes in our consolidated financial statements. Our assumptions, judgments and estimates relative to the amount of deferred income taxes take into account estimates of the amount of future taxable income. Actual taxable income or future estimates of taxable income could render our current assumptions, judgments and estimates inaccurate. Changes in the assumptions, judgments and estimates mentioned above could cause our actual income tax obligations to differ significantly from our estimates. As of September 30, 2012, our net deferred tax liabilities totaled $878.2 million.

Newly Adopted and Recently Issued Accounting Pronouncements

See Note 3 to Consolidated Financial Statements for a discussion of the effects of accounting guidance we adopted in Fiscal 2012 as well as recently issued accounting guidance not yet adopted.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

"Quantitative and Qualitative Disclosures About Market Risk" are contained in Item 7 - Management's Discussion and Analysis of Financial Condition and Results of Operations under the caption "Market Risk Disclosures" and are incorporated by reference.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Management's Annual Report on Internal Control Over Financial Reporting and the financial statements and financial statement schedules referred to in the Index contained on page F-2 of this Report are incorporated herein by reference.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

(a) The Company's disclosure controls and procedures are designed to provide reasonable assurance that the information required to be disclosed by the Company in reports filed under the Exchange Act is (i) recorded, processed, summarized, and reported within the time periods specified in the SEC's rules and forms, and (ii) accumulated and communicated to our management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. The Company's management, with the participation of the Company's Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the Company's disclosure controls and procedures as of the end of the period covered by this Report. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures, as of the end of the period covered by this Report, were effective at the reasonable assurance level.

(b) For "Management's Annual Report on Internal Control over Financial Reporting" see Item 8 of this Report (which information is incorporated herein by reference).

(c) During the most recent fiscal quarter, other than changes resulting from the acquisition of Heritage Propane discussed below, no change in the Company's internal control over financial reporting occurred that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

On January 12, 2012, AmeriGas Partners acquired Heritage Propane. The Partnership is currently in the process of integrating Heritage Propane's operations, processes and internal controls. See Note 4 to Consolidated Financial Statements for additional information on the acquisition of Heritage Propane.

ITEM 9B. OTHER INFORMATION

None.

PART III:

ITEMS 10 THROUGH 14.

In accordance with General Instruction G(3), and except as set forth below, the information required by Items 10, 11, 12, 13 and 14 is incorporated in this Report by reference to the following portions of UGI's Proxy Statement, which will be filed with the SEC by December 31, 2012.

	Information	Captions of Proxy Statement Incorporated by Reference
Item 10.	Directors, Executive Officers and Corporate Governance	Election of Directors - Nominees; Corporate Governance; Board Independence; Board Committees; Communications with the Board; Securities Ownership of Management - Section 16(a) - Beneficial Ownership Reporting Compliance; Report of the Audit Committee of the Board of Directors
	The Code of Ethics for the Chief Executive Officer and Senior Financial Officers of UGI Corporation is available without charge on the Company's website, www.ugicorp.com or by writing to Hugh J. Gallagher, Treasurer, UGI Corporation, P. O. Box 858, Valley Forge, PA 19482.	
Item 11.	Executive Compensation	Compensation of Directors; Report of the Compensation and Management Development Committee of the Board of Directors; Compensation Discussion and Analysis; Compensation of Executive Officers; Compensation Committee Interlocks and Insider Participation
Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	Securities Ownership of Certain Beneficial Owners; Securities Ownership of Management
Item 13.	Certain Relationships and Related Transactions, and Director Independence	Election of Directors — Board Independence and Board Committees; Policy for Approval of Related Person Transactions
Item 14.	Principal Accounting Fees and Services	Our Independent Registered Public Accounting Firm

Equity Compensation Table

The following table sets forth information as of the end of Fiscal 2012 with respect to compensation plans under which our equity securities are authorized for issuance.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)		Weighted average exercise price of outstanding options, warrants and rights (b)		Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	8,036,772	(1)	$ 26.66		1,436,672
	885,338	(2)	$ 0		
Equity compensation plans not approved by security holders	21,000	(3)	$ 12.64		
Total	8,943,110		$ 26.62	(4)	

(1) Represents 8,036,772 stock options under the 2000 Directors' Stock Incentive Plan and the UGI Corporation 2004 Omnibus Equity Compensation Plan Amended and Restated as of December 5, 2006.

(2) Represents 885,338 phantom share units under the UGI Corporation 2004 Omnibus Equity Compensation Plan Amended and Restated as of December 5, 2006.

(3) Column (a) represents 21,000 stock options under the 2002 Non-Qualified Stock Option Plan. Under the 2002 Non-Qualified Stock Option Plan, the option exercise price is not less than 100% of the fair market value of the Company's common stock on the date of grant. Generally, options become exercisable in three equal annual installments beginning on the first anniversary of the grant date. All options are non-transferable and generally exercisable only while the holder is employed by the Company or an affiliate, with exceptions for exercise following retirement, disability and death. Options are subject to adjustment in the event of recapitalization, stock splits, mergers and other similar corporate transactions affecting the Company's common stock.

(4) Weighted-average exercise price of outstanding options; excludes phantom share units.

The information concerning the Company's executive officers required by Item 10 is set forth below.

EXECUTIVE OFFICERS

Name	Age	Position
Lon R. Greenberg	62	Chairman and Chief Executive Officer
John L. Walsh	57	President and Chief Operating Officer
Kirk R. Oliver	54	Chief Financial Officer
Davinder S. Athwal	45	Vice President - Accounting and Financial Control and Chief Risk Officer
Jerry E. Sheridan	47	President and Chief Executive Officer, AmeriGas Propane, Inc.
Robert F. Beard	47	President and Chief Executive Officer, UGI Utilities, Inc.
Bradley C. Hall	59	Vice President - New Business Development
Monica M. Gaudiosi	49	Vice President, General Counsel and Secretary

All officers are elected for a one-year term at the organizational meetings of the respective Boards of Directors held each year.

There are no family relationships between any of the officers or between any of the officers and any of the directors.

Lon R. Greenberg

Mr. Greenberg has been Chairman of the Board of Directors of UGI since 1996 and Chief Executive Officer since 1995. He was formerly President (1994 to 2005), Vice Chairman of the Board (1995 to 1996), and Senior Vice President - Legal and Corporate Development (1989 to 1994). Mr. Greenberg also serves as a Director of UGI Utilities, Inc., AmeriGas Propane, Inc., Aqua America, Inc. and Ameriprise Financial, Inc. As previously announced, Mr. Greenberg will retire from his position as Chief Executive Officer of UGI in the spring of 2013 and will serve as Non-Executive Chairman of the Board of Directors following his retirement.

John L. Walsh

Mr. Walsh is a Director and President and Chief Operating Officer of UGI Corporation (since 2005). In addition, Mr. Walsh serves as Vice Chairman of AmeriGas Propane, Inc. (since 2005) and UGI Utilities, Inc. (since 2005). Previously, he also served as President and Chief Executive Officer of UGI Utilities, Inc. (2009 to 2011). Mr. Walsh was the Chief Executive of the Industrial and Special Products Division of the BOC Group plc (industrial gases), a position he assumed in 2001. He was also an Executive Director of BOC (2001 to 2005). He joined BOC in 1986 as Vice President-Special Gases and held various senior management positions in BOC, including President of Process Gas Solutions, North America (2000 to 2001) and President of BOC Process Plants (1996 to 2000). Mr. Walsh also serves as a Director of UGI Utilities, Inc. and AmeriGas Propane, Inc. As previously announced, Mr. Walsh will be named President and Chief Executive Officer of UGI upon Mr. Greenberg's retirement in the spring of 2013.

Kirk R. Oliver

Mr. Oliver is Chief Financial Officer of UGI (since October 2012). From December 2011 until September 2012, Mr. Oliver served as Senior Managing Director & Chief Operating Officer of InfraREIT Capital Partners, LLC, a partnership that invests in infrastructure assets, primarily electric transmission and gas pipeline assets. Prior to joining InfraREIT Capital, Mr. Oliver served as Senior Vice President and Chief Financial Officer of Allegheny Energy, Inc., an electric utility company, from 2008 to 2011, and as a Senior Executive at Hunt Power, LLC, a company that develops and invests in electric and gas utility projects, from 2007 to 2008. Mr. Oliver served in various positions at TXU Corp. (now Energy Future Holdings Corp.), an electricity distribution, generation and transmission company in Texas, from 1998 to 2006, including as Executive Vice President and Chief Financial Officer from 2004 to 2006, Senior Vice President, Finance from 2000 to 2003 and Vice President, Treasurer and Assistant Secretary from 1998 to 1999. Prior to joining TXU Corp., Mr. Oliver spent eleven years as an investment banker in the Global Power and Energy Group at Lehman Brothers and six years at Motorola Inc.

Davinder S. Athwal

Mr. Athwal is Vice President - Accounting and Financial Control and Chief Risk Officer (since January 2009). He previously served as the Global Mergers & Acquisitions Controller of Nortel Networks, Inc., a global supplier of telecommunications equipment and solutions from 2007 through 2008. Mr. Athwal served as Director, Global Revenue Governance for Nortel Networks, Inc. from 2006 through 2007. Mr. Athwal previously served in both accounting and risk management roles for IBM Corporation, a globally integrated innovation and technology company (2003 to 2006).

Jerry E. Sheridan

Mr. Sheridan is President, Chief Executive Officer and a Director of AmeriGas Propane, Inc. (since March 2012). Previously, he served as Vice President - Operations and Chief Operating Officer (2011 to 2012) and as Vice President - Finance and Chief Financial Officer (2005 to 2011) of AmeriGas Propane, Inc. Mr. Sheridan served as President and Chief Executive Officer (2003 to 2005) of Potters Industries, Inc., a global manufacturer of engineered glass materials and a wholly-owned subsidiary of PQ Corporation. In addition, Mr. Sheridan served as Executive Vice President (2003 to 2005) and as Vice President and Chief Financial Officer (1999 to 2003) of PQ Corporation, a global producer of inorganic specialty chemicals. Mr. Sheridan also serves on the Management Board of the Engineered Materials Division of JM Huber, a privately held company (since 2012).

Robert F. Beard

Mr. Beard is President and Chief Executive Officer of UGI Utilities, Inc. (since September 2011). He previously served as Vice President - Marketing, Rates and Gas Supply (2010 to 2011) and Vice President - Southern Region (2008 to 2010) of UGI Utilities, Inc. From 2006 until 2008, Mr. Beard served as Vice President - Operations and Engineering of PPL Gas Utilities Corporation and, from 2002 until 2006, he served as Director - Operations and Engineering of PPL Gas Utilities Corporation.

Bradley C. Hall

Mr. Hall is Vice President - New Business Development (since October 1994). He also serves as President of UGI Enterprises, Inc. (since 1994) and UGI Energy Services, Inc. (since 1995). He joined the Company in 1982 and held various positions in UGI Utilities, Inc., including Vice President - Marketing and Rates.

Monica M. Gaudiosi

Ms. Gaudiosi is Vice President, General Counsel and Secretary (since April 2012). She also serves as Vice President and Secretary of AmeriGas Propane, Inc. and UGI Utilities, Inc. (since April 2012). Prior to joining UGI, Ms. Gaudiosi served as Senior Vice President and General Counsel (2007 to 2012) and Senior Vice President and Associate General Counsel (2005 to 2007) of Southern Union Company. Prior to joining Southern Union Company in 2005, Ms. Gaudiosi held various positions with General Electric Capital Corporation (1997 to 2005). Before joining General Electric Capital Corporation, Ms. Gaudiosi was an associate at the law firms of Hunton & Williams (1994 to 1997) and Sutherland, Asbill & Brennan (1988 to 1994).

PART IV:

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) Documents filed as part of this report:

(1) Financial Statements:

Included under Item 8 are the following financial statements and supplementary data:

Management's Report on Internal Control over Financial Reporting

Report of Independent Registered Public Accounting Firm

Consolidated Balance Sheets as of September 30, 2012 and 2011

Consolidated Statements of Income for the years ended September 30, 2012, 2011 and 2010

Consolidated Statements of Comprehensive Income for the years ended September 30, 2012, 2011 and 2010

Consolidated Statements of Cash Flows for the years ended September 30, 2012, 2011 and 2010

Consolidated Statements of Changes in Equity for the years ended September 30, 2012, 2011 and 2010

Notes to Consolidated Financial Statements

(2) Financial Statement Schedules:

I — Condensed Financial Information of Registrant (Parent Company)

II — Valuation and Qualifying Accounts for the years ended September 30, 2012, 2011 and 2010

We have omitted all other financial statement schedules because the required information is (1) not present; (2) not present in amounts sufficient to require submission of the schedule; or (3) included elsewhere in the financial statements or related notes.

(3) List of Exhibits:

The exhibits filed as part of this report are as follows (exhibits incorporated by reference are set forth with the name of the registrant, the type of report and registration number or last date of the period for which it was filed, and the exhibit number in such filing):

		Incorporation by Reference		
Exhibit No.	**Exhibit**	**Registrant**	**Filing**	**Exhibit**
1.1	Underwriting Agreement, dated January 5, 2012, by and among the Partnership, the Issuers, AmeriGas Propane, Inc., AmeriGas Propane L.P., Credit Suisse Securities (USA) LLC, Citigroup Global Markets Inc., J.P. Morgan Securities LLC and Wells Fargo Securities, LLC, as representatives of the several underwriters named therein	AmeriGas Partners, L.P.	Form 8-K (1/5/2012)	1.1

Exhibit No.	Exhibit	Registrant	Filing	Exhibit
	Incorporation by Reference			
1.2	Underwriting Agreement, dated March 15, 2012, by and among the Partnership, AmeriGas Propane, Inc., AmeriGas Propane, L.P., Wells Fargo Securities, LLC, Barclays Capital Inc., Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC, J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and UBS Securities LLC, as representatives of the several underwriters named therein.	AmeriGas Partners, L.P.	Form 8-K (3/15/12)	1.1
2.1	Contribution and Redemption Agreement, dated October 15, 2011, by and among AmeriGas Partners, L.P., Energy Transfer Partners, L.P., Energy Transfer Partners GP, L.P. and Heritage ETC, L.P.	AmeriGas Partners, L.P.	Form 8-K (10/15/11)	2.1
2.2	Amendment No. 1, dated as of December 1, 2011, to the Contribution and Redemption Agreement, dated as of October 15, 2011, by and among Energy Transfer Partners, L.P., Energy Transfer Partners GP, L.P., Heritage ETC, L.P. and AmeriGas Partners, L.P.	AmeriGas Partners, L.P.	Form 8-K (12/1/11)	2.1
2.3	Amendment No. 2, dated as of January 11, 2012, to the Contribution and Redemption Agreement, dated as of October 15, 2012, by and among Energy Transfer Partners, L.P., Energy Transfer Partners GP, L.P., Heritage ETC, L.P. and AmeriGas Partners, L.P.	AmeriGas Partners, L.P.	Form 8-K (1/11/12)	2.1
2.4	Letter Agreement, dated as of January 11, 2012, by and among Energy Transfer Partners, L.P., Energy Transfer Partners GP, L.P., Heritage ETC, L.P. and AmeriGas Partners, L.P.	AmeriGas Partners, L.P.	Form 8-K (1/11/12)	2.1
3.1	(Second) Amended and Restated Articles of Incorporation of the Company as amended through June 6, 2005	UGI	Form 10-Q (6/30/05)	3.1
3.2	Bylaws of UGI as amended through September 28, 2004	UGI	Form 8-K (9/28/04)	3.2

Exhibit No.	Exhibit	Registrant	Filing	Exhibit
		Incorporation by Reference		
4.1	Instruments defining the rights of security holders, including indentures. (The Company agrees to furnish to the Commission upon request a copy of any instrument defining the rights of holders of long-term debt not required to be filed pursuant to Item 601(b)(4) of Regulation S-K)			
4.2	The description of the Company's Common Stock contained in the Company's registration statement filed under the Securities Exchange Act of 1934, as amended	UGI	Form 8-B/A (4/17/96)	3.(4)
4.3	UGI's (Second) Amended and Restated Articles of Incorporation and Bylaws referred to in 3.1 and 3.2 above			
4.4	Fourth Amended and Restated Agreement of Limited Partnership of AmeriGas Partners, L.P. dated as of July 27, 2009	AmeriGas Partners, L.P.	Form 10-Q (6/30/09)	3.1
4.5	Amendment No. 1 to Fourth Amended and Restated Agreement of Limited Partnership of AmeriGas Partners, L.P. dated as of March 13, 2012.	AmeriGas Partners, L.P.	Form 8-K (3/14/12)	3.1
4.6	Indenture, dated as of January 20, 2011, by and among AmeriGas Partners, L.P., AmeriGas Finance Corp. and U.S. Bank National Association, as trustee	AmeriGas Partners, L.P.	Form 10-Q (12/31/10)	4.1
4.7	First Supplemental Indenture, dated as of January 20, 2011, to Indenture dated as of January 20, 2011, by and among AmeriGas Partners, L.P., AmeriGas Finance Corp. and U.S. Bank National Association, as trustee	AmeriGas Partners, L.P.	Form 8-K (1/19/11)	4.1
4.8	Second Supplemental Indenture, dated as of August 10, 2011, to Indenture dated as of January 20, 2011, by and among AmeriGas Partners, L.P., AmeriGas Finance Corp. and U.S. Bank National Association, as trustee	AmeriGas Partners, L.P.	Form 8-K (8/10/11)	4.1

Exhibit No.	Exhibit	Registrant	Filing	Exhibit
4.9	Indenture, dated as of August 1, 1993, by and between UGI Utilities, Inc., as Issuer, and U.S. Bank National Association, as successor trustee, incorporated by reference to the Registration Statement on Form S-3 filed on April 8, 1994	Utilities	Registration Statement No. 33-77514 (4/8/94)	4(c)
4.10	Supplemental Indenture, dated as of September 15, 2006, by and between UGI Utilities, Inc., as Issuer, and U.S. Bank National Association, successor trustee to Wachovia Bank, National Association	Utilities	Form 8-K (9/12/06)	4.2
4.11	Indenture, dated as of January 12, 2012, among AmeriGas Finance Corp., AmeriGas Finance LLC, AmeriGas Partners, L.P., as guarantor, and U.S. Bank National Association, as trustee.	AmeriGas Partners, L.P.	Form 8-K (1/12/12)	4.1
4.12	First Supplemental Indenture, dated as of January 12, 2012, among AmeriGas Finance Corp., AmeriGas Finance LLC, AmeriGas Partners, L.P., as guarantor, and U.S. Bank National Association, as trustee.	AmeriGas Partners, L.P.	Form 8-K (1/12/12)	4.2
4.13	Form of Fixed Rate Medium-Term Note	Utilities	Form 8-K (8/26/94)	4(i)
4.14	Form of Fixed Rate Series B Medium-Term Note	Utilities	Form 8-K (8/1/96)	4(i)
4.15	Form of Floating Rate Series B Medium-Term Note	Utilities	Form 8-K (8/1/96)	4(ii)
4.16	Officer's Certificate establishing Medium-Term Notes Series	Utilities	Form 8-K (8/26/94)	4(iv)
4.17	Form of Officer's Certificate establishing Series B Medium-Term Notes under the Indenture	Utilities	Form 8-K (8/1/96)	4(iv)
4.18	Form of Officers' Certificate establishing Series C Medium-Term Notes under the Indenture	Utilities	Form 8-K (5/21/02)	4.2
4.19	Forms of Floating Rate and Fixed Rate Series C Medium-Term Notes	Utilities	Form 8-K (5/21/02)	4.1

	Incorporation by Reference			
Exhibit No.	Exhibit	Registrant	Filing	Exhibit
10.1**	UGI Corporation 2004 Omnibus Equity Compensation Plan Amended and Restated as of December 5, 2006	UGI	Form 8-K (2/27/07)	10.1
10.2**	UGI Corporation 2004 Omnibus Equity Compensation Plan Amended and Restated as of December 5, 2006 - Terms and Conditions as amended and restated effective July 30, 2012.	UGI	Form 10-K (9/30/11)	10.2
10.3**	UGI Corporation Amended and Restated 2004 Omnibus Equity Compensation Plan Sub-Plan for French Employees and Corporate Officers effective May 20, 2008	UGI	Form 10-Q (6/30/08)	10.1
10.4**	UGI Corporation Amended and Restated Directors' Deferred Compensation Plan as of January 1, 2005	UGI	Form 10-K (9/30/10)	10.5
10.5**	UGI Corporation 2000 Directors' Stock Option Plan Amended and Restated as of May 24, 2005	UGI	Form 10-K (9/30/06)	10.13
10.6**	UGI Corporation 1997 Stock Option and Dividend Equivalent Plan Amended and Restated as of May 24, 2005	UGI	Form 10-K (9/30/10)	10.7
10.7**	UGI Corporation 2000 Stock Incentive Plan Amended and Restated as of May 24, 2005	UGI	Form 10-K (9/30/06)	10.14
10.8**	UGI Corporation 2009 Deferral Plan As Amended and Restated Effective June 1, 2010	UGI	Form 10-Q (6/30/10)	10.1
10.9**	UGI Corporation Senior Executive Employee Severance Plan as in effect as of January 1, 2008	UGI	Form 10-Q (3/31/08)	10.1
10.10**	UGI Corporation Supplemental Executive Retirement Plan and Supplemental Savings Plan, as Amended and Restated effective January 1, 2009	UGI	Form 10-K (9/30/09)	10.11
10.11**	Amendment 2009-1 to the UGI Corporation Supplemental Executive Retirement Plan and Supplemental Savings Plan as Amended and Restated effective January 1, 2009	UGI	Form 10-Q (12/31/09)	10.1

		Incorporation by Reference		
Exhibit No.	Exhibit	Registrant	Filing	Exhibit
10.12**	UGI Corporation 2009 Supplemental Executive Retirement Plan For New Employees as Amended and Restated as of October 1, 2010	UGI	Form 10-Q (12/31/09)	10.2
10.13**	UGI Corporation Executive Annual Bonus Plan effective as of October 1, 2006	UGI	Form 10-K (9/30/07)	10.8
10.14**	AmeriGas Propane, Inc. 2000 Long-Term Incentive Plan on Behalf of AmeriGas Partners, L.P., as Amended and Restated effective January 1, 2005	AmeriGas Partners, L.P.	Form 10-K (9/30/08)	10.7
10.15**	AmeriGas Propane, Inc. 2010 Long-Term Incentive Plan on Behalf of AmeriGas Partners, L.P. effective July 30, 2010	AmeriGas Partners, L.P.	Form 8-K (7/30/10)	10.2
10.16**	AmeriGas Propane, Inc. 2010 Long-Term Incentive Plan on Behalf of AmeriGas Partners, L.P. effective July 30, 2010 - Terms and Conditions	AmeriGas Partners, L.P.	Form 10-K (9/30/10)	10.1
10.16a**	AmeriGas Propane, Inc. 2010 Long-Term Incentive Plan on Behalf of AmeriGas Partners, L.P. Performance Unit Grant Letter for Employees dated January 1, 2012.	AmeriGas Partners, L.P.	Form 10-Q (3/31/12)	10.11
10.17**	UGI Corporation 2004 Omnibus Equity Compensation Plan Nonqualified Stock Option Grant Letter for Mr. Grady dated January 17, 2012	AmeriGas Partners, L.P.	Form 10-Q (3/31/12)	10.9
10.18**	AmeriGas Propane, Inc. 2010 Long-Term Incentive Plan on Behalf of AmeriGas Partners, L.P., Phantom Unit Grant Letter for Mr. Grady dated as of January 17, 2012	AmeriGas Partners, L.P.	Form 10-Q (3/31/12)	10.7
10.19**	AmeriGas Propane, Inc. 2010 Long-Term Incentive Plan on Behalf of AmeriGas Partners, L.P., Performance Unit Grant Letter for Mr. Grady dated January 17, 2012	AmeriGas Partners, L.P.	Form 10-Q (3/31/12)	10.8
*10.20**	Form of UGI Corporation 2004 Omnibus Equity Compensation Plan Performance Unit Grant Letter for Ms. Monica M. Gaudiosi for the 2010-12 Performance Period, dated as of April 23, 2012			

Incorporation by Reference				
Exhibit No.	Exhibit	Registrant	Filing	Exhibit
*10.21**	Form of UGI Corporation 2004 Omnibus Equity Compensation Plan Performance Unit Grant Letter for Ms. Monica M. Gaudiosi for the 2011-13 Performance Period, dated as of April 23, 2012			
10.22**	AmeriGas Propane, Inc. Non-Qualified Deferred Compensation Plan, as Amended and Restated effective January 1, 2012.	AmeriGas Partners, L.P.	Form 10-Q (3/31/12)	10.5
10.23**	AmeriGas Propane, Inc. Senior Executive Employee Severance Plan, as in effect January 1, 2008.	AmeriGas Partners, L.P.	Form 10-K (9/30/02)	10.12
10.24**	AmeriGas Propane, Inc. Executive Employee Severance Plan, as in effect January 1, 2008	AmeriGas Partners, L.P.	Form 10-K (9/30/08)	10.4
10.25**	AmeriGas Propane, Inc. Supplemental Executive Retirement Plan, as Amended and Restated effective January 1, 2009	AmeriGas Partners, L.P.	Form 10-Q (12/31/09)	10.1
10.26**	AmeriGas Propane, Inc. Executive Annual Bonus Plan, effective as of October 1, 2006	AmeriGas Partners, L.P.	Form 10-K (9/30/07)	10.19
10.27**	Summary of Antargaz Supplemental Retirement Plans effective as of September 1, 2009	UGI	Form 10-K (9/30/09)	10.20
10.28**	UGI Corporation 2004 Omnibus Equity Compensation Plan Stock Unit Grant Letter for Non Employee Directors, dated January 9, 2012	UGI	Form 10-Q (3/31/12)	10.16
10.29**	UGI Corporation 2004 Omnibus Equity Compensation Plan Nonqualified Stock Option Grant Letter for Non Employee Directors, dated January 9, 2012	UGI	Form 10-Q (3/31/12)	10.10
10.30**	UGI Corporation 2004 Omnibus Equity Compensation Plan Nonqualified Stock Option Grant Letter for UGI Employees, dated January 1, 2012	UGI	Form 10-Q (3/31/12)	10.11

Exhibit No.	Exhibit	Registrant	Filing	Exhibit
10.31**	UGI Corporation 2004 Omnibus Equity Compensation Plan Nonqualified Stock Option Grant Letter for AmeriGas Employees, dated January 1, 2012	UGI	Form 10-Q (3/31/12)	10.12
10.32**	UGI Corporation 2004 Omnibus Equity Compensation Plan Nonqualified Stock Option Grant Letter for UGI Utilities Employees, dated January 1, 2012	UGI	Form 10-Q (3/31/12)	10.13
10.33**	UGI Corporation 2004 Omnibus Equity Compensation Plan Performance Unit Grant Letter for UGI Employees, dated January 1, 2012	UGI	Form 10-Q (3/31/12)	10.14
10.34**	UGI Corporation 2004 Omnibus Equity Compensation Plan Performance Unit Grant Letter for UGI Utilities Employees, dated January 1, 2012	UGI	Form 10-Q (3/31/12)	10.15
10.35**	UGI Corporation Amended and Restated 2004 Omnibus Equity Compensation Plan Sub-Plan for French Employees and Corporate Officers Stock Option Grant Letter effective January 1, 2012	UGI	Form 10-K (9/30/11)	10.33
10.36**	UGI Corporation Amended and Restated 2004 Omnibus Equity Compensation Plan Sub-Plan for French Employees and Corporate Officers Performance Unit Grant Letter effective January 1, 2012	UGI	Form 10-K (9/30/11)	10.34
*10.37**	Description of oral compensation arrangements for Messrs. Greenberg, Walsh, Hall, and Oliver and Ms. Gaudiosi			
10.38**	Description of oral compensation arrangement for Mr. Sheridan	AmeriGas Partners, L.P.	Form 10-K (9/30/12)	10.29
10.39**	AmeriGas Propane, Inc. 2000 Long-Term Incentive Plan on Behalf of AmeriGas Partners, L.P., as amended and restated effective January 1, 2005, Restricted Unit Grant Letter dated as of December 31, 2009	AmeriGas Partners, L.P.	Form 10-Q (3/31/10)	10.2

Incorporation by Reference (spans Registrant, Filing, Exhibit columns)

Exhibit No.	Exhibit	Registrant	Filing	Exhibit
		Incorporation by Reference		
*10.40**	Summary of Director Compensation as of October 1, 2012			
10.41**	Form of Change in Control Agreement Amended and Restated as of May 12, 2008 for Messrs. Greenberg and Walsh	UGI	Form 10-Q (6/30/08)	10.3
10.42**	Change in Control Agreement for Monica M. Gaudiosi dated as of April 23, 2012	UGI	Form 10-Q (6/30/12)	10.1
10.43**	Form of Confidentiality and Post-Employment Activities Agreement with AmeriGas Propane, Inc. for Mr. Bissell	AmeriGas Partners, L.P.	Form 10-Q (3/31/05)	10.3
10.44**	Settlement Agreement dated October 12, 2011 among AGZ Holding, Antargaz and Mr. Varagne	UGI	Form 8-K (10/12/11)	10.1
10.45	Trademark License Agreement dated April 19, 1995 among UGI Corporation, AmeriGas, Inc., AmeriGas Propane, Inc., AmeriGas Partners, L.P. and AmeriGas Propane, L.P.	UGI	Form 10-K (9/30/10)	10.37
10.46	Trademark License Agreement, dated April 19, 1995 among AmeriGas Propane, Inc., AmeriGas Partners, L.P. and AmeriGas Propane, L.P.	AmeriGas Partners, L.P.	Form 10-Q (12/31/10)	10.1
10.47	Credit Agreement dated as of June 21, 2011, as amended through and including Amendment No. 4 thereto dated April 18, 2012, by and among AmeriGas Propane, L.P., as Borrower, AmeriGas Propane, Inc., as a Guarantor, Wells Fargo Bank, National Association, as Administrative Agent, Swingline Lender and Issuing Lender ("Agent"), Wells Fargo Securities, LLC, as Sole Lead Arranger and Sole Book Manager and the financial institutions from time to time party thereto	AmeriGas Partners, L.P.	Form 10-K (9/30/12)	10.39

Incorporation by Reference

Exhibit No.	Exhibit	Registrant	Filing	Exhibit
10.48	Release of Liens and Termination of Security Documents dated as of November 6, 2006 by and among AmeriGas Propane, Inc., Petrolane Incorporated, AmeriGas Propane, L.P., AmeriGas Propane Parts & Service, Inc. and Wachovia Bank, National Association, as Collateral Agent for the Secured Creditors, pursuant to the Intercreditor and Agency Agreement dated as of April 19, 1995	AmeriGas Partners, L.P.	Form 10-K (9/30/06)	10.3
10.49	Receivables Purchase Agreement, dated as of November 30, 2001, as amended through and including Amendment No. 8 thereto dated April 22, 2010 and Amendment No. 9 thereto dated August 26, 2010, by and among UGI Energy Services, Inc., as servicer, Energy Services Funding Corporation, as seller, Market Street Funding, LLC, as issuer, and PNC Bank, National Association, as administrator	UGI	Form 10-K (9/30/11)	10.47
10.50	Amendment No. 10, dated as of April 21, 2011 to Receivables Purchase Agreement, dated as of November 30, 2001(as amended, supplemented or modified from time to time), by and among UGI Energy Services, Inc. as servicer, Energy Services Funding Corporation, as seller, Market Street Funding LLC, as issuer, and PNC Bank, National Association, as administrator	UGI	Form 8-K (4/21/11)	
10.51	Amendment No. 11, dated as of April 19, 2012, to Receivables Purchase Agreement, dated as of November 30, 2001 (as amended, supplemented or modified from time to time), by and among UGI Energy Services, Inc., as servicer, Energy Services Funding Corporation, as seller, Market Street Funding LLC, as issuer, and PNC Bank, National Association, as administrator	UGI	Form 8-K (4/19/12)	10.1

		Incorporation by Reference		
Exhibit No.	Exhibit	Registrant	Filing	Exhibit
10.52	Credit Agreement, dated as of May 25, 2011 among UGI Utilities, Inc., as borrower, and PNC Bank, National Association, as administrative agent, Citizens Bank of Pennsylvania, as syndication agent, PNC Capital Markets LLC and RBS Citizens, N.A., as joint lead arrangers and joint bookrunners, and PNC Bank, National Association, Citizens Bank of Pennsylvania, Citibank, N.A., Credit Suisse AG, Cayman Islands Branch, JPMorgan Chase Bank, N.A., Wells Fargo Bank, National Association, The Bank of New York Mellon, and the other financial institutions from time to time parties thereto	Utilities	Form 8-K (5/25/11)	10.1
10.53	Purchase and Sale Agreement, dated as of November 30, 2001, as amended through and including Amendment No. 3 thereto dated August 26, 2010, by and between UGI Energy Services, Inc. and Energy Services Funding Corporation	UGI	Form 10-K (9/30/10)	10.47
10.54	Credit Agreement, dated as of August 26, 2010, among UGI Energy Services, Inc., as borrower, and JPMorgan Chase Bank, N.A., as administrative agent, PNC Bank, National Association, as syndication agent, and Wells Fargo Bank, National Association and Credit Suisse AG, Cayman Islands Branch, as co-documentation agents	UGI	Form 10-K (9/30/10)	10.48

Exhibit No.	Exhibit	Registrant	Filing	Exhibit
			Incorporation by Reference	
10.55	Senior Facilities Agreement dated March 16, 2011 by and among AGZ Holding, as Parent and Borrower, Antargaz, as Borrower, BNP Paribas, Caisse Régionale de Crédit Agricole Mutuel de Paris et d'Ile de France, Credit Lyonnais and Natixis, as Mandated Lead Arrangers and Bookrunners, Barclays Bank PLC, Banque Commerciale pour le Marché de l'Entreprise and ING Belgium SA, Succursale en France, as Mandated Lead Arrangers, Natixis, as Facility Agent and Security Agent, Banco Bilbao Vizcaya Argentaria, Crédit du Nord, HSBC France, Crédit Suisse International, Bred Banque Populaire and Banque Palatine, as Arrangers and the Financial Institutions named therein	UGI	Form 10-Q (3/31/11)	10.1
10.56	Pledge of Financial Instruments Account relating to Financial Instruments held by AGZ Holding in Antargaz, dated March 16, 2011, by and among AGZ Holding, as Pledgor, Natixis, as Security Agent and Bank Account Holder, and the Lenders, as Beneficiaries	UGI	Form 10-Q (3/31/11)	10.2
10.57	Pledge of Financial Instruments Account relating to Financial Instruments held by Antargaz in certain subsidiary companies, dated March 16, 2011, by and among Antargaz, as Pledgor, Natixis, as Security Agent and Bank Account Holder, and the Lenders, as Beneficiaries	UGI	Form 10-Q (3/31/11)	10.3
10.58	Master Agreement for Assignment of Receivables dated March 16, 2011 between AGZ Holding, as Assignor, Natixis, as Security Agent, and the Beneficiaries	UGI	Form 10-Q (3/31/11)	10.4
10.59	Master Agreement for Assignment of Receivables dated March 16, 2011 between Antargaz, as Assignor, Natixis, as Security Agent, and the Beneficiaries	UGI	Form 10-Q (3/31/11)	10.5

		Incorporation by Reference		
Exhibit No.	**Exhibit**	**Registrant**	**Filing**	**Exhibit**
10.60	First Demand Guarantee dated March 16, 2011 by UGI Corporation in favor of Natixis and the Lenders set forth in the Senior Facilities Agreement dated March 16, 2011	UGI	Form 10-Q (3/31/11)	10.6
10.61	FSS Service Agreement No. 79028 dated March 29, 2012 between Columbia Gas Transmission, LLC and UGI Utilities, Inc.	Utilities	Form 10-Q (3/31/12)	10.2
10.62	Firm Storage and Delivery Service Agreement (Rate GSS) dated July 1, 1996 between Transcontinental Gas Pipe Line Corporation and PG Energy	Utilities	Form 8-K (8/24/06)	10.8
10.63	Service Agreement For Use Under Seller's GSS Rate Schedule dated July 9, 2012 between Transcontinental Gas Pipe Line Company, LLC and UGI Penn Natural Gas, Inc.	Utilities	Form 10-Q (6/30/12)	10.1
10.64	SST Service Agreement No. 79133 dated March 29, 2012 between Columbia Gas Transmission, LLC and UGI Utilities, Inc.	Utilities	Form 10-Q (3/31/12)	10.1
10.65	FTS-1 Service Agreement No. 46283 dated November 1, 1993, as amended by that certain letter agreement dated May 5, 2004 between Columbia Gulf Transmission Company and UGI Utilities, Inc.	Utilities	Form 10-Q (3/31/11)	10.1
10.66	FTS Service Agreement No. 46284 dated November 1, 1993, as amended by that certain letter agreement dated May 5, 2004, between Columbia Transmission Corporation and UGI Utilities, Inc.	Utilities	Form 10-Q (3/31/11)	10.2
10.67	Amendment to FTS-1 Service Agreement No. 46283 and FTS Service Agreement No. 46284 each dated November 1, 1993, as amended by that certain letter agreement dated May 5, 2004 dated November 1, 1993	Utilities	Form 10-Q (3/31/11)	10.3

Exhibit No.	Exhibit	Incorporation by Reference Registrant	Filing	Exhibit
10.68	Contingent Residential Support Agreement dated as of January 12, 2012, among Energy Transfer Partners, L.P., AmeriGas Finance LLC, AmeriGas Finance Corp., AmeriGas Partners, L.P., and for certain limited purposes only, UGI Corporation	AmeriGas Partners, L.P.	Form 8-K (1/11/12)	10.1
10.69	Unitholder Agreement, dated as of January 12, 2012, by and among Heritage ETC, L.P., AmeriGas Partners, L.P., and, for limited purposes, Energy Transfer Partners, L.P., Energy Transfer Partners GP, L.P., and Energy Transfer Equity, L.P.	AmeriGas Partners, L.P.	Form 8-K (1/11/12)	10.2
14	Code of Ethics for principal executive, financial and accounting officers	UGI	Form 10-K (9/30/03)	14
*21	Subsidiaries of the Registrant			
*23	Consent of PricewaterhouseCoopers LLP			
*31.1	Certification by the Chief Executive Officer relating to the Registrant's Report on Form 10-K for the fiscal year ended September 30, 2012 pursuant to Section 302 of the Sarbanes-Oxley Act of 2002			
*31.2	Certification by the Chief Financial Officer relating to the Registrant's Report on Form 10-K for the fiscal year ended September 30, 2012 pursuant to Section 302 of the Sarbanes-Oxley Act of 2002			
*32	Certification by the Chief Executive Officer and the Chief Financial Officer relating to the Registrant's Report on Form 10-K for the fiscal year ended September 30, 2012, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002			
*101.INS	XBRL.Instance			
*101.SCH	XBRL Taxonomy Extension Schema			
*101.CAL	XBRL Taxonomy Extension Calculation Linkbase			
*101.DEF	XBRL Taxonomy Extension Definition Linkbase			

		Incorporation by Reference		
Exhibit No.	Exhibit	Registrant	Filing	Exhibit
*101.LAB	XBRL Taxonomy Extension Labels Linkbase			
*101.PRE	XBRL Taxonomy Extension Presentation Linkbase			

* Filed herewith.

** As required by Item 14(a)(3), this exhibit is identified as a compensatory plan or arrangement.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

UGI CORPORATION

Date: November 20, 2012

By: /s/ Kirk R. Oliver

Kirk R. Oliver
Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below on November 20, 2012, by the following persons on behalf of the Registrant in the capacities indicated.

Signature	Title
/s/ Lon R. Greenberg Lon R. Greenberg	Chairman and Chief Executive Officer (Principal Executive Officer) and Director
/s/ Kirk R. Oliver Kirk R. Oliver	Chief Financial Officer (Principal Financial Officer)
/s/ John L. Walsh John L. Walsh	President and Chief Operating Officer (Principal Operating Officer) and Director
/s/ Davinder S. Athwal Davinder S. Athwal	Vice President — Accounting and Financial Control, Chief Risk Officer (Principal Accounting Officer)
/s/ Stephen D. Ban Stephen D. Ban	Director
/s/ Richard W. Gochnauer Richard W. Gochnauer	Director
/s/ Frank S. Hermance Frank S. Hermance	Director
/s/ Ernest E. Jones Ernest E. Jones	Director
/s/ Anne Pol Anne Pol	Director
/s/ M. Shawn Puccio M. Shawn Puccio	Director
/s/ Marvin O. Schlanger Marvin O. Schlanger	Director
/s/ Roger B. Vincent Roger B. Vincent	Director

UGI CORPORATION AND SUBSIDIARIES

FINANCIAL INFORMATION

FOR INCLUSION IN ANNUAL REPORT ON FORM 10-K

YEAR ENDED SEPTEMBER 30, 2012

UGI CORPORATION
INDEX TO FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULES

We have omitted all other financial statement schedules because the required information is either (1) not present; (2) not present in amounts sufficient to require submission of the schedule; or (3) included elsewhere in the financial statements or related notes.

Report of Management

Financial Statements

The Company's consolidated financial statements and other financial information contained in this Annual Report are prepared by management, which is responsible for their fairness, integrity and objectivity. The consolidated financial statements and related information were prepared in accordance with accounting principles generally accepted in the United States of America and include amounts that are based on management's best judgments and estimates.

The Audit Committee of the Board of Directors is composed of three members, none of whom is an employee of the Company. This Committee is responsible for (i) overseeing the financial reporting process and the adequacy of internal control and (ii) monitoring the independence and performance of the Company's independent registered public accounting firm and internal auditors. The Committee is also responsible for maintaining direct channels of communication among the Board of Directors, management, and both the independent registered public accounting firm and the internal auditors.

PricewaterhouseCoopers LLP, our independent registered public accounting firm, is engaged to perform audits of our consolidated financial statements. These audits are performed in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our independent registered public accounting firm was given unrestricted access to all financial records and related data, including minutes of all meetings of the Board of Directors and committees of the Board. The Company believes that all representations made to the independent registered public accounting firm during their audits were valid and appropriate.

Management's Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. In order to evaluate the effectiveness of internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act of 2002, management has conducted an assessment, including testing, of the Company's internal control over financial reporting, using the criteria in Internal Control — Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO Framework").

Internal control over financial reporting refers to the process, designed under the supervision and participation of management including our Chief Executive Officer and our Chief Financial Officer, to provide reasonable, but not absolute, assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America and includes policies and procedures that, among other things, provide reasonable assurance that assets are safeguarded and that transactions are executed in accordance with management's authorization and are properly recorded to permit the preparation of reliable financial information. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate due to changing conditions, or the degree of compliance with the policies or procedures may deteriorate.

Based on its assessment, management has concluded that the Company's internal control over financial reporting was effective as of September 30, 2012, based on the COSO Framework. PricewaterhouseCoopers LLP, our independent registered public accounting firm, audited the effectiveness of the Company's internal control over financial reporting as of September 30, 2012, as stated in their report, which appears herein.

/s/ Lon R. Greenberg
Chief Executive Officer

/s/ Kirk R. Oliver
Chief Financial Officer

/s/ Davinder S. Athwal
Chief Accounting Officer

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of UGI Corporation:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of comprehensive income, of changes in equity and of cash flows present fairly, in all material respects, the financial position of UGI Corporation and its subsidiaries at September 30, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2012 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedules listed in the index appearing under Item 15 (a)(2) present fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of September 30, 2012, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and financial statement schedules, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements, on the financial statement schedules, and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP
Philadelphia, Pennsylvania
November 20, 2012

UGI CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Millions of dollars)

	September 30, 2012	September 30, 2011
ASSETS		
Current assets		
Cash and cash equivalents	$ 319.9	$ 238.5
Restricted cash	3.0	17.2
Accounts receivable (less allowances for doubtful accounts of $36.1 and $36.8, respectively)	632.6	546.7
Accrued utility revenues	16.9	14.8
Inventories	356.9	363.0
Deferred income taxes	56.8	44.9
Income taxes recoverable	32.2	19.2
Utility regulatory assets	6.5	8.6
Derivative financial instruments	13.2	10.2
Prepaid expenses and other current assets	66.5	43.0
Total current assets	1,504.5	1,306.1
Property, plant and equipment		
Utilities	2,295.7	2,201.0
Non-utility	4,223.4	3,083.5
	6,519.1	5,284.5
Accumulated depreciation and amortization	(2,286.0)	(2,080.0)
Net property, plant, and equipment	4,233.1	3,204.5
Goodwill	2,818.3	1,562.2
Intangible assets, net	658.2	147.8
Other assets	495.6	442.7
Total assets	$ 9,709.7	$ 6,663.3
LIABILITIES AND EQUITY		
Current liabilities		
Current maturities of long-term debt	$ 166.7	$ 47.4
Bank loans	165.1	138.7
Accounts payable	411.3	399.6
Employee compensation and benefits accrued	91.1	73.9
Deposits and advances	252.8	161.5
Derivative financial instruments	100.9	49.7
Accrued interest	72.7	27.9
Other current liabilities	226.4	179.2
Total current liabilities	1,487.0	1,077.9
Debt and other liabilities		
Long-term debt	3,347.6	2,110.3
Deferred income taxes	935.0	709.2
Deferred investment tax credits	4.6	5.0
Other noncurrent liabilities	616.7	569.8
Total liabilities	6,390.9	4,472.2
Commitments and contingencies (Note 15)		
Equity:		
UGI Corporation stockholders' equity:		
UGI Common Stock, without par value (authorized - 300,000,000 shares; issued - 115,624,594 and 115,507,094 shares, respectively)	1,157.7	937.4
Retained earnings	1,166.1	1,085.8
Accumulated other comprehensive loss	(62.0)	(17.7)
Treasury stock, at cost	(28.7)	(27.8)
Total UGI Corporation stockholders' equity	2,233.1	1,977.7
Noncontrolling interests, principally in AmeriGas Partners	1,085.7	213.4
Total equity	3,318.8	2,191.1
Total liabilities and equity	$ 9,709.7	$ 6,663.3

See accompanying notes to consolidated financial statements.

UGI CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(Millions of dollars, except per share amounts)

	Year Ended September 30, 2012	2011	2010
Revenues			
Utilities	$ 882.5	$ 1,135.5	$ 1,167.7
Non-utility	5,636.7	4,955.8	4,423.7
	6,519.2	6,091.3	5,591.4
Costs and Expenses			
Cost of sales (excluding depreciation shown below):			
Utilities	459.1	678.5	730.5
Non-utility	3,652.1	3,332.4	2,853.5
Operating and administrative expenses	1,591.7	1,266.4	1,177.4
Utility taxes other than income taxes	17.3	16.6	18.6
Depreciation	264.2	201.2	187.6
Amortization	51.8	26.7	22.6
Other income, net	(38.3)	(46.5)	(58.0)
	5,997.9	5,475.3	4,932.2
Operating income	521.3	616.0	659.2
Loss from equity investees	(0.3)	(0.9)	(2.1)
Loss on extinguishments of debt	(13.3)	(38.1)	—
Interest expense	(221.5)	(138.0)	(133.8)
Income before income taxes	286.2	439.0	523.3
Income taxes	(99.6)	(130.8)	(167.6)
Net income	186.6	308.2	355.7
Add net loss (deduct net income) attributable to noncontrolling interests, principally in AmeriGas Partners	12.8	(75.3)	(94.7)
Net income attributable to UGI Corporation	$ 199.4	$ 232.9	$ 261.0
Earnings per common share attributable to UGI Corporation stockholders:			
Basic	$ 1.77	$ 2.09	$ 2.38
Diluted	$ 1.76	$ 2.06	$ 2.36
Average common shares outstanding (thousands):			
Basic	112,581	111,674	109,588
Diluted	113,432	112,944	110,511

See accompanying notes to consolidated financial statements.

UGI CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(Millions of dollars)

	Year Ended September 30,		
	2012	2011	2010
Net income	$ 186.6	$ 308.2	$ 355.7
Net losses on derivative instruments (net of tax of $44.8, $(15.4) and $(29.2), respectively)	(127.1)	(10.8)	(16.8)
Reclassifications of net losses on derivative instruments (net of tax of $(36.9), $(20.4) and $(25.3), respectively)	87.9	11.8	22.9
Foreign currency translation adjustments (net of tax of $2.8, $4.5 and $7.9, respectively)	(20.6)	(14.0)	(39.4)
Foreign currency gains and losses on long-term intra-company transactions (net of tax of $0.7, $0.4 and $0.0, respectively)	(1.7)	(0.8)	—
Benefit plans (net of tax of $6.0, $(0.1) and $12.7, respectively)	(11.5)	0.1	(18.7)
Reclassifications of benefit plans actuarial losses and prior service costs to net income (net of tax of $(0.5), $(0.4) and $(2.9), respectively)	0.7	0.6	4.2
Reclassifications of pension plans actuarial losses and prior service costs to regulatory assets (net of tax of $(59.1))	—	—	83.3
Comprehensive income	114.3	295.1	391.2
Add comprehensive loss (deduct comprehensive income) attributable to noncontrolling interests, principally in AmeriGas Partners	38.9	(69.8)	(101.4)
Comprehensive income attributable to UGI Corporation	$ 153.2	$ 225.3	$ 289.8

See accompanying notes to consolidated financial statements.

UGI CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Millions of dollars)

	Year Ended September 30,		
	2012	2011	2010
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	$ 186.6	$ 308.2	$ 355.7
Adjustments to reconcile net income to net cash provided by operating			
Depreciation and amortization	316.0	227.9	210.2
Gain on sales of Atlantic Energy, LLC	—	—	(36.5)
Deferred income taxes, net	82.9	82.7	62.6
Provision for uncollectible accounts	26.5	20.0	27.1
Stock-based compensation expense	14.5	15.6	13.2
Net change in realized gains and losses deferred as cash flow hedges	(6.6)	12.2	23.8
Loss on extinguishments of debt	13.3	38.1	—
Other, net	(10.7)	(7.1)	7.7
Net change in:			
Accounts receivable and accrued utility revenues	65.5	(66.0)	(94.6)
Inventories	89.2	(40.7)	34.3
Utility deferred fuel costs, net of changes in unsettled derivatives	(1.7)	12.8	(18.5)
Accounts payable	(78.7)	19.2	47.1
Other current assets	(12.5)	(1.9)	(9.4)
Other current liabilities	23.4	(66.3)	(23.9)
Net cash provided by operating activities	707.7	554.7	598.8
CASH FLOWS FROM INVESTING ACTIVITIES			
Expenditures for property, plant and equipment	(339.4)	(360.7)	(347.3)
Acquisitions of businesses, net of cash acquired	(1,580.5)	(52.5)	(83.0)
Net proceeds from sale of Atlantic Energy, LLC	—	—	66.6
Decrease (increase) in restricted cash	14.2	17.6	(27.8)
Other, net	1.2	(19.8)	(7.8)
Net cash used by investing activities	(1,904.5)	(415.4)	(399.3)
CASH FLOWS FROM FINANCING ACTIVITIES			
Dividends on UGI Common Stock	(119.1)	(113.8)	(98.6)
Distributions on AmeriGas Partners publicly held Common Units	(181.7)	(93.7)	(89.1)
Issuances of debt	1,550.2	1,480.6	—
Repayments of debt	(299.9)	(1,383.6)	(94.8)
Receivables Facility net (repayments) borrowings	(14.3)	2.2	—
Increase (decrease) in bank loans	41.7	(74.6)	37.9
Issuances of UGI Common Stock	23.2	27.3	27.5
Issuances of AmeriGas Partners Common Units	276.6	—	—
Other	1.8	3.5	3.5
Net cash provided (used) by financing activities	1,278.5	(152.1)	(213.6)
EFFECT OF EXCHANGE RATE CHANGES ON CASH	(0.3)	(9.4)	(5.3)
Cash and cash equivalents increase (decrease)	$ 81.4	$ (22.2)	$ (19.4)
Cash and cash equivalents:			
End of year	$ 319.9	$ 238.5	$ 260.7
Beginning of year	238.5	260.7	280.1
Increase (decrease)	$ 81.4	$ (22.2)	$ (19.4)
SUPPLEMENTAL CASH FLOW INFORMATION:			
Cash paid for:			
Interest	$ 168.8	$ 135.0	$ 130.5
Income taxes	$ 33.3	$ 48.6	$ 128.5

See accompanying notes to consolidated financial statements.

UGI CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Millions of dollars, except per share amounts)

	Year Ended September 30,		
	2012	2011	2010
Common stock, without par value			
Balance, beginning of year	$ 937.4	$ 906.1	$ 875.6
Common Stock issued:			
Employee and director plans	13.6	14.7	14.4
Dividend reinvestment plan	2.2	2.2	1.7
Excess tax benefits realized on equity-based compensation	1.8	3.8	4.2
Stock-based compensation expense	8.3	10.6	10.2
Adjustments to reflect change in ownership of AmeriGas Partners, net of tax	194.4	—	—
Balance, end of year	$ 1,157.7	$ 937.4	$ 906.1
Retained earnings			
Balance, beginning of year	$ 1,085.8	$ 966.7	$ 804.3
Net income attributable to UGI Corporation	199.4	232.9	261.0
Cash dividends on Common Stock ($1.06, $1.02 and $0.90 per share, respectively)	(119.1)	(113.8)	(98.6)
Balance, end of year	$ 1,166.1	$ 1,085.8	$ 966.7
Accumulated other comprehensive income (loss)			
Balance, beginning of year	$ (17.7)	$ (10.1)	$ (38.9)
Net losses on derivative instruments, net of tax	(67.3)	(23.4)	(37.8)
Reclassification of net losses on derivative instruments, net of tax	54.2	29.9	37.2
Benefit plans, principally actuarial (losses) gains, net of tax	(11.5)	0.1	(18.7)
Reclassification of benefit plans actuarial losses and prior service costs, net of tax, to net income	0.7	0.6	4.2
Reclassifications of pension plans actuarial losses and prior service cost, net of tax, to regulatory assets	—	—	83.3
Adjustments to reflect change in ownership of AmeriGas Partners, net of tax	1.9	—	—
Foreign currency losses on long-term intra-company transactions, net of tax	(1.7)	(0.8)	—
Foreign currency translation adjustments, net of tax	(20.6)	(14.0)	(39.4)
Balance, end of year	$ (62.0)	$ (17.7)	$ (10.1)
Treasury stock			
Balance, beginning of year	$ (27.8)	$ (38.2)	$ (49.6)
Common Stock issued:			
Employee and director plans	6.4	9.7	10.6
Dividend reinvestment plan	0.9	0.7	0.8
Reacquired common stock - employee and director plans	(8.2)	—	—
Balance, end of year	$ (28.7)	$ (27.8)	$ (38.2)
Total UGI Corporation stockholders' equity	$ 2,233.1	$ 1,977.7	$ 1,824.5
Noncontrolling interests			
Balance, beginning of year	$ 213.4	$ 237.1	$ 225.4
Net (loss) income attributable to noncontrolling interests, principally in AmeriGas Partners	(12.8)	75.3	94.7
Net (losses) gains on derivative instruments	(59.8)	12.6	21.0
Reclassification of net losses (gains) on derivative instruments	33.7	(18.1)	(14.3)
Dividends and distributions	(182.1)	(94.0)	(89.1)
AmeriGas Partners Common Unit public offering	276.6	—	—
AmeriGas Partners Common Units issued for Heritage Acquisition	1,132.6	—	—
Adjustments to reflect change in ownership of AmeriGas Partners	(321.4)	—	—
Other	5.5	0.5	(0.6)
Balance, end of year	$ 1,085.7	$ 213.4	$ 237.1
Total equity	$ 3,318.8	$ 2,191.1	$ 2,061.6

See accompanying notes to consolidated financial statements.

(Millions of dollars and euros, except per share amounts and where indicated otherwise)

Index to Notes

Note 1 — Nature of Operations

UGI Corporation ("UGI") is a holding company that, through subsidiaries and affiliates, distributes and markets energy products and related services. In the United States, we (1) are the general partner and own limited partner interests in a retail propane marketing and distribution business; (2) own and operate natural gas and electric distribution utilities; (3) own all or a portion of electricity generation facilities; and (4) own and operate an energy marketing, midstream infrastructure, storage and energy services business. Internationally, we market and distribute propane and other liquefied petroleum gases ("LPG") in Europe and China. We refer to UGI and its consolidated subsidiaries collectively as "the Company" or "we."

We conduct a domestic propane marketing and distribution business through AmeriGas Partners, L.P. ("AmeriGas Partners"), a publicly traded limited partnership, its principal operating subsidiary AmeriGas Propane, L.P. ("AmeriGas OLP") and, as a result of the January 12, 2012, acquisition of Heritage Propane from Energy Transfer Partners, L.P. ("ETP"), AmeriGas OLP's principal operating subsidiary, Heritage Operating, L.P. ("HOLP"). In addition, from January 12, 2012, through the date of its merger with and into AmeriGas OLP in August 2012, we also conducted business through AmeriGas OLP's operating subsidiary, Titan Propane LLC ("Titan LLC") which was also acquired on January 12, 2012, from ETP (see Note 4 for additional information about the acquisition of Heritage Propane). AmeriGas OLP, HOLP and Titan LLC (prior to its merger with and into AmeriGas OLP), are referred to herein as the "Operating Partnerships." AmeriGas Partners, AmeriGas OLP and HOLP are Delaware limited partnerships. UGI's wholly owned second-tier subsidiary AmeriGas Propane, Inc. (the "General Partner") serves as the general partner of AmeriGas Partners and AmeriGas OLP. We refer to AmeriGas Partners and its subsidiaries together as "the Partnership" and the General Partner and its subsidiaries, including the Partnership, as "AmeriGas Propane." At September 30, 2012, the General Partner held a 1% general partner interest and 25.3% limited partner interest in AmeriGas Partners, and held an effective 27.1% ownership interest in AmeriGas OLP. Our limited partnership interest in AmeriGas Partners comprises 23,756,882 AmeriGas Partners Common Units ("Common Units"). The remaining 73.7% interest in AmeriGas Partners comprises 39,477,103 Common Units held by the public and 29,567,362 Common Units held by ETP as a result of the acquisition of Heritage Propane.

Our wholly owned subsidiary, UGI Enterprises, Inc. ("Enterprises"), through subsidiaries, conducts (1) an LPG distribution business in France, Belgium, the Netherlands and Luxembourg ("Antargaz"); (2) an LPG distribution business in central, northern and eastern Europe ("Flaga"); (3) an LPG distribution business in the United Kingdom ("AvantiGas"); and (4) an LPG distribution business in the Nantong region of China. We refer to our foreign LPG operations collectively as "International Propane."

Enterprises, through UGI Energy Services, Inc. ("Energy Services") and its subsidiaries, conducts an energy marketing, midstream infrastructure, storage, natural gas gathering and energy services business primarily in the Mid-Atlantic region of the

(Millions of dollars and euros, except per share amounts and where indicated otherwise)

United States. In addition, Energy Services' wholly owned subsidiary, UGI Development Company ("UGID"), owns all or a portion of electric generation facilities located in Pennsylvania. These businesses are referred to herein collectively as "Midstream & Marketing." Enterprises also conducts heating, ventilation, air-conditioning, refrigeration and electrical contracting businesses in the Mid-Atlantic region through first-tier subsidiaries.

Our natural gas and electric distribution utility businesses are conducted through our wholly owned subsidiary, UGI Utilities, Inc. ("UGI Utilities"), and its subsidiaries UGI Penn Natural Gas, Inc. ("PNG") and UGI Central Penn Gas, Inc. ("CPG"). UGI Utilities, PNG and CPG own and operate natural gas distribution utilities in eastern, northeastern and central Pennsylvania and in a portion of one Maryland county. UGI Utilities also owns and operates an electric distribution utility in northeastern Pennsylvania ("Electric Utility"). UGI Utilities' natural gas distribution utility is referred to as "UGI Gas." UGI Gas, PNG and CPG are collectively referred to as "Gas Utility." Gas Utility is subject to regulation by the Pennsylvania Public Utility Commission ("PUC") and, with respect to a small service territory in one Maryland county, the Maryland Public Service Commission, and Electric Utility is subject to regulation by the PUC. Gas Utility and Electric Utility are collectively referred to as "Utilities."

Note 2 — Significant Accounting Policies

Basis of Presentation

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and costs. These estimates are based on management's knowledge of current events, historical experience and various other assumptions that are believed to be reasonable under the circumstances. Accordingly, actual results may be different from these estimates and assumptions.

Certain prior-year amounts have been reclassified to conform to the current-year presentation.

Principles of Consolidation

The consolidated financial statements include the accounts of UGI and its controlled subsidiary companies which, except for the Partnership, are majority owned. We report the general public's and ETP's interests in the Partnership, and outside ownership interests in other consolidated but less than 100% owned subsidiaries, as noncontrolling interests. We eliminate all significant intercompany accounts and transactions when we consolidate. Entities in which we do not have control but have significant influence over operating and financial policies are accounted for by the equity method. Undistributed net earnings of our equity investees included in consolidated retained earnings were not material at September 30, 2012. Investments in business entities that are not publicly traded and in which we hold less than 20% of voting rights are accounted for using the cost method. Such investments are recorded in other assets and totaled $80.0 and $72.4 at September 30, 2012 and 2011, respectively.

Effects of Regulation

UGI Utilities accounts for the financial effects of regulation in accordance with the Financial Accounting Standards Board's ("FASB's") guidance in Accounting Standards Codification ("ASC") 980 related to regulated entities whose rates are designed to recover the costs of providing service. In accordance with this guidance, incurred costs and estimated future expenditures that would otherwise be charged to expense are capitalized and recorded as regulatory assets when it is probable that the incurred costs or estimated future expenditures will be recovered in rates in the future. Similarly, we recognize regulatory liabilities when it is probable that regulators will require customer refunds through future rates or when revenue is collected from customers for expenditures that have not yet been incurred. Generally, regulatory assets are amortized into expense and regulatory liabilities are amortized into income over the period authorized by the regulator.

For additional information regarding the effects of rate regulation on our utility operations, see Note 8.

Fair Value Measurements

We apply fair value measurements to certain assets and liabilities, principally our commodity, foreign currency and interest rate derivative instruments. Fair value in GAAP is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date. Fair value is based upon assumptions that market participants would use when pricing an asset or liability, including assumptions about risk and risks inherent in valuation techniques and inputs to valuations. This includes not only the credit standing of counterparties and credit enhancements but also the impact of our own nonperformance risk on our liabilities. Fair value measurements require that we assume that the transaction occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability (the market for which the reporting entity would be able to maximize the amount received or minimize the amount paid). We evaluate the need for credit adjustments to our derivative instrument fair values in accordance with the requirements noted above. Such adjustments were not material to the fair values of our derivative instruments.

We use the following fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 — Quoted prices (unadjusted) in active markets for identical assets and liabilities that we have the ability to access at the measurement date. Instruments categorized in Level 1 consist of our exchange-traded commodity futures and option contracts and non exchange-traded commodity futures and non exchange-traded electricity forward contracts whose underlying is identical to an exchange-traded contract.

- Level 2 — Inputs other than quoted prices included within Level 1 that are either directly or indirectly observable for the asset or liability, including quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs other than quoted prices that are observable for the asset or liability, and inputs that are derived from observable market data by correlation or other means. Instruments categorized in Level 2 include non-exchange traded derivatives such as over the counter commodity price swap and option contracts, interest rate swaps and interest rate protection agreements, foreign currency forward contracts, financial transmission rights ("FTRs") and non exchange-traded electricity forward contracts that do not qualify for Level 1.

- Level 3 — Unobservable inputs for the asset or liability including situations where there is little, if any, market activity for the asset or liability. We did not have any derivative financial instruments categorized as Level 3 at September 30, 2012 or 2011.

The fair value hierarchy gives the highest priority to quoted prices in active markets (Level 1) and the lowest priority to unobservable data (Level 3). In some cases, the inputs to measure fair value might fall into different levels of the fair value hierarchy. The lowest level input that is significant to a fair value measurement in its entirety determines the applicable level in the fair value hierarchy. Assessing the significance of a particular input to the fair value measurement in its entirety requires judgment, considering factors specific to the asset or liability. See Note 16 for additional information on fair value measurements.

Derivative Instruments

We account for derivative instruments and hedging activities in accordance with guidance provided by the FASB which requires that all derivative instruments be recognized as either assets or liabilities and measured at fair value. The accounting for changes in fair value depends upon the purpose of the derivative instrument and whether it is designated and qualifies for hedge accounting.

A substantial portion of our derivative financial instruments are designated and qualify as cash flow hedges or net investment hedges. In addition, gains and losses on certain derivative financial instruments used by Gas Utility and Electric Utility are included in regulatory assets or liabilities in accordance with FASB guidance regarding accounting for rate-regulated entities. For cash flow hedges, changes in the fair value of the derivative financial instruments are recorded in accumulated other comprehensive income ("AOCI") or noncontrolling interests, to the extent effective at offsetting changes in the hedged item, until earnings are affected by the hedged item. We discontinue cash flow hedge accounting if the occurrence of the forecasted transaction is determined to be no longer probable. Gains and losses on net investment hedges which relate to our foreign operations are included in AOCI until such foreign net investment is sold or liquidated. Certain of our derivative financial instruments, although generally effective as economic hedges, do not qualify for hedge accounting treatment. Changes in the fair values of these derivative instruments are reflected in net income. Cash flows from derivative financial instruments, other than net investment hedges, are included in cash flows from operating activities. Cash flows from net investment hedges are included in cash flows from investing activities.

For a more detailed description of the derivative instruments we use, our accounting for derivatives, our objectives for using them and related supplemental information required by GAAP, see Note 17.

Foreign Currency Translation

Balance sheets of international subsidiaries are translated into U.S. dollars using the exchange rate at the balance sheet date.

(Millions of dollars and euros, except per share amounts and where indicated otherwise)

Income statements and equity investee results are translated into U.S. dollars using an average exchange rate for each reporting period. Where the local currency is the functional currency, translation adjustments are recorded in other comprehensive income.

Revenue Recognition

Revenues from the sale of LPG are recognized principally upon delivery. Midstream & Marketing records revenues when energy products are delivered or services are provided to customers. Revenues from the sale of appliances and equipment are recognized at the later of sale or installation. Revenues from repair or maintenance services are recognized upon completion of services.

UGI Utilities' regulated revenues are recognized as natural gas and electricity are delivered and include estimated amounts for distribution service and commodities rendered but not billed at the end of each month. We reflect the impact of Gas Utility and Electric Utility rate increases or decreases at the time they become effective.

We present revenue-related taxes collected from customers and remitted to taxing authorities, principally sales and use taxes, on a net basis. Electric Utility gross receipts taxes are included in total revenues in accordance with regulatory practice.

LPG Delivery Expenses

Expenses associated with the delivery of LPG to customers of the Partnership and our International Propane operations (including vehicle expenses, expenses of delivery personnel, vehicle repair and maintenance and general liability expenses) are classified as operating and administrative expenses on the Consolidated Statements of Income. Depreciation expense associated with the Partnership and International Propane delivery vehicles is classified in depreciation on the Consolidated Statements of Income.

Income Taxes

AmeriGas Partners and the Operating Partnerships are not directly subject to federal income taxes. Instead, their taxable income or loss is allocated to the individual partners. We record income taxes on (1) our share of the Partnership's current taxable income or loss and (2) the differences between the book and tax basis of our investment in the Partnership. The Operating Partnerships have subsidiaries which operate in corporate form and are directly subject to federal and state income taxes. Legislation in certain states allows for taxation of partnership income and the accompanying financial statements reflect state income taxes resulting from such legislation.

Gas Utility and Electric Utility record deferred income taxes in the Consolidated Statements of Income resulting from the use of accelerated tax depreciation methods based upon amounts recognized for ratemaking purposes. They also record a deferred income tax liability for tax benefits, principally the result of accelerated tax depreciation for state income tax purposes, that are flowed through to ratepayers when temporary differences originate and record a regulatory income tax asset for the probable increase in future revenues that will result when the temporary differences reverse.

We are amortizing deferred investment tax credits related to UGI Utilities' plant additions over the service lives of the related property. UGI Utilities reduces its deferred income tax liability for the future tax benefits that will occur when investment tax credits, which are not taxable, are amortized. We also reduce the regulatory income tax asset for the probable reduction in future revenues that will result when such deferred investment tax credits amortize. Investment tax credits associated with Midstream & Marketing's qualifying solar energy property under the Emergency Economic Stabilization Act of 2008 are reflected in income tax expense when such property is placed in service.

We record interest on tax deficiencies and income tax penalties in income taxes on the Consolidated Statements of Income. For Fiscal 2012, Fiscal 2011 and Fiscal 2010, interest (income) expense of $(0.1), $0.2 and $(0.2), respectively, was recognized in income taxes on the Consolidated Statements of Income.

Earnings Per Common Share

Basic earnings per share attributable to UGI Corporation stockholders reflect the weighted-average number of common shares outstanding. Diluted earnings per share include the effects of dilutive stock options and common stock awards. In the following table, we present shares used in computing basic and diluted earnings per share for Fiscal 2012, Fiscal 2011 and Fiscal 2010:

(Thousands of shares)	2012 (a)	2011(a)	2010
Average common shares outstanding for basic computation	112,581	111,674	109,588
Incremental shares issuable for stock options and common stock awards	851	1,270	923
Average common shares outstanding for diluted computation	113,432	112,944	110,511

(a) For Fiscal 2012 and Fiscal 2011, there were approximately 81 shares and 3,700 shares, respectively, associated with outstanding stock option awards that were not included in the computation of diluted earnings per share because their effect was antidilutive.

Comprehensive Income

Comprehensive income comprises net income and other comprehensive income (loss). Other comprehensive income (loss) principally results from gains and losses on derivative instruments qualifying as cash flow hedges, actuarial gains and losses on postretirement benefit plans and foreign currency translation adjustments and foreign currency long-term intra-company transactions. Other comprehensive income in Fiscal 2010 also includes the reclassification of $83.3 of actuarial losses associated with a UGI Utilities' pension plan to regulatory assets and deferred income taxes as a result of an August 2010 PUC order regarding regulatory treatment of such pension plan's funded status (see Note 8).

The components of AOCI at September 30, 2012 and 2011 follow:

	Postretirement Benefit Plans	Derivative Instruments Net Losses	Foreign Currency Translation Adjustments	Total
Balance, September 30, 2012	$ (22.9)	$ (58.8)	$ 19.7	$ (62.0)
Balance, September 30, 2011	$ (12.1)	$ (47.6)	$ 42.0	$ (17.7)

Cash and Cash Equivalents

All highly liquid investments with maturities of three months or less when purchased are classified as cash equivalents.

Restricted Cash

Restricted cash represents those cash balances in our commodity futures and option brokerage accounts which are restricted from withdrawal.

Inventories

Our inventories are stated at the lower of cost or market. We determine cost using an average cost method for natural gas, propane and other LPG; specific identification for appliances; and the first-in, first-out ("FIFO") method for all other inventories.

Property, Plant and Equipment and Related Depreciation

We record property, plant and equipment at original cost. The amounts assigned to property, plant and equipment of acquired businesses are based upon estimated fair value at date of acquisition.

We record depreciation expense on non-utility plant and equipment on a straight-line basis over estimated economic useful lives ranging from 15 to 40 years for buildings and improvements; 7 to 40 years for storage and customer tanks and cylinders; 25 to 35 years for electricity generation facilities; and 2 to 12 years for vehicles, equipment and office furniture and fixtures. Costs to install Partnership and Antargaz-owned tanks, net of amounts billed to customers, are capitalized and amortized over the estimated period of benefit not exceeding ten years.

We record depreciation expense for Utilities' plant and equipment on a straight-line basis over the estimated average remaining lives of the various classes of its depreciable property. Depreciation expense as a percentage of the related average depreciable base for Gas Utility was 2.2% in Fiscal 2012, 2.3% in Fiscal 2011 and 2.5% in Fiscal 2010. Depreciation expense as a percentage of the related average depreciable base for Electric Utility was 2.4% in Fiscal 2012, 2.6% in Fiscal 2011 and 2.6% in Fiscal 2010. When Utilities retire depreciable utility plant and equipment, we charge the original cost to accumulated depreciation for financial accounting purposes.

(Millions of dollars and euros, except per share amounts and where indicated otherwise)

We include in property, plant and equipment costs associated with computer software we develop or obtain for use in our businesses. We amortize computer software costs on a straight-line basis over expected periods of benefit not exceeding fifteen years once the installed software is ready for its intended use.

No depreciation expense is included in cost of sales in the Consolidated Statements of Income.

Goodwill and Intangible Assets

In accordance with GAAP relating to intangible assets, we amortize intangible assets over their estimated useful lives unless we determine their lives to be indefinite. We review identifiable intangible assets subject to amortization for impairment whenever events or changes in circumstances indicate that the associated carrying amounts may not be recoverable. Determining whether an impairment loss occurred requires comparing the carrying amount to the sum of undiscounted cash flows expected to be generated by the asset. Intangible assets with indefinite lives are not amortized but are tested annually for impairment and written down to fair value as required.

We do not amortize goodwill, but test it at least annually for impairment at the reporting unit level. A reporting unit is the operating segment, or a business one level below the operating segment (a component) if discrete financial information is prepared and regularly reviewed by segment management. Components are aggregated as a single reporting unit if they have similar economic characteristics. We are required to recognize an impairment charge under GAAP if the carrying amount of a reporting unit exceeds its fair value and the carrying amount of the reporting unit's goodwill exceeds the implied fair value of that goodwill. We determine fair values for each of our reporting units generally using discounted cash flows to establish fair values unless market values are available. The Company adopted new accounting guidance regarding goodwill impairment during Fiscal 2012 which permits us, in certain circumstances, to perform a qualitative approach to determine if it is more likely than not that the carrying value of a reporting unit is greater than its fair value (see Note 3).

No provisions for goodwill or other intangible asset impairments were recorded during Fiscal 2012, Fiscal 2011 or Fiscal 2010. No amortization expense is included in cost of sales in the Consolidated Statements of Income (see Note 11).

Impairment of Long-Lived Assets

We evaluate the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. We evaluate recoverability based upon undiscounted future cash flows expected to be generated by such assets. No material provisions for impairments were recorded during Fiscal 2012, Fiscal 2011 or Fiscal 2010.

Deferred Debt Issuance Costs

Included in other assets on our Consolidated Balance Sheets are net deferred debt issuance costs of $46.6 and $30.7 at September 30, 2012 and 2011, respectively. We are amortizing these costs over the terms of the related debt. The increase in deferred debt issuance costs during Fiscal 2012 largely resulted from the Partnership's issuance of debt to fund the acquisition of Heritage Propane (see Notes 4 and 5).

Refundable Tank and Cylinder Deposits

Included in other noncurrent liabilities on our Consolidated Balance Sheets are customer paid deposits on Antargaz owned tanks and cylinders of $205.1 and $204.4 at September 30, 2012 and 2011, respectively. Deposits are refundable to customers when the tanks or cylinders are returned in accordance with contract terms.

Environmental Matters

We are subject to environmental laws and regulations intended to mitigate or remove the effect of past operations and improve or maintain the quality of the environment. These laws and regulations require the removal or remedy of the effect on the environment of the disposal or release of certain specified hazardous substances at current or former operating sites.

Environmental reserves are accrued when assessments indicate that it is probable that a liability has been incurred and an amount can reasonably be estimated. Amounts recorded as environmental liabilities on the balance sheets represent our best estimate of costs expected to be incurred or, if no best estimate can be made, the minimum liability associated with a range of expected environmental investigation and remediation costs. Our estimated liability for environmental contamination is reduced to reflect anticipated participation of other responsible parties but is not reduced for possible recovery from insurance carriers. In those instances for which the amount and timing of cash payments associated with environmental investigation and cleanup are reliably determinable, we discount such liabilities to reflect the time value of money. We intend to pursue recovery of incurred costs through all appropriate means, including regulatory relief. UGI Gas is permitted to amortize as removal costs site-specific environmental investigation and remediation costs, net of related third-party payments, associated with Pennsylvania sites. UGI Gas is currently permitted to include in rates, through future base rate proceedings, a five-year average of such prudently incurred remediation costs, and CPG and PNG are currently receiving regulatory recovery of estimated environmental investigation and remediation costs associated with Pennsylvania sites. For further information, see Note 15.

Employee Retirement Plans

We use a market-related value of plan assets and an expected long-term rate of return to determine the expected return on assets of our pension and other postretirement plans. The market-related value of plan assets, other than equity investments, is based upon fair values. The market-related value of equity investments is calculated by rolling forward the prior-year's market-related value with contributions, disbursements and the expected return on plan assets. One third of the difference between the expected and the actual value is then added to or subtracted from the expected value to determine the new market-related value (see Note 7).

Equity-Based Compensation

All of our equity-based compensation, principally comprising UGI stock options, grants of UGI stock-based equity instruments and grants of AmeriGas Partners equity instruments (together with UGI stock-based equity instruments, "Units"), are measured at fair value on the grant date, date of modification or end of the period, as applicable. Compensation expense is recognized on a straight-line basis over the requisite service period. Depending upon the settlement terms of the awards, all or a portion of the fair value of equity-based awards may be presented as a liability or as equity in our Consolidated Balance Sheets. Equity-based compensation costs associated with the portion of Unit awards classified as equity are measured based upon their estimated fair value on the date of grant or modification. Equity-based compensation costs associated with the portion of Unit awards classified as liabilities are measured based upon their estimated fair value at the grant date and remeasured as of the end of each period.

We have calculated a tax windfall pool using the shortcut method. We record deferred tax assets for awards that we expect will result in deductions on our income tax returns based on the amount of compensation cost recognized and the statutory tax rate in the jurisdiction in which we will receive a deduction. Differences between the deferred tax assets recognized for financial reporting purposes and the actual tax benefit received on the income tax return are recorded in Common Stock (if the tax benefit exceeds the deferred tax asset) or in the Consolidated Statements of Income (if the deferred tax asset exceeds the tax benefit and no tax windfall pool exists from previous awards).

For additional information on our equity-based compensation plans and related disclosures, see Note 13.

Note 3 — Accounting Changes

Indefinite-Lived Intangible Asset Impairment. In July 2012, the FASB issued guidance on testing indefinite-lived intangible assets, other than goodwill, for impairment. The new guidance permits entities to first assess qualitative factors to determine whether it is more likely than not that the fair value of an indefinite-lived intangible asset is less than its carrying amount. If the entity determines on the basis of qualitative factors that the fair value of the indefinite-lived intangible asset is not more likely than not impaired, the entity would not need to calculate the value of the asset. The new guidance does not revise the requirement to test indefinite-lived intangible assets annually for impairment. In addition, the new guidance does not amend the requirement to test these assets for impairment between annual tests if there is a change in events or circumstances. We adopted the new guidance in the fourth quarter of Fiscal 2012.

Goodwill Impairment. In September 2011, the FASB issued guidance on testing goodwill for impairment. The new guidance permits entities to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test in GAAP. Previous guidance required an entity to test goodwill for impairment at least annually by comparing the fair value of a reporting unit with its carrying amount, including goodwill. If the fair value of a reporting unit is less than the carrying amount, then the second step of the test must be performed to measure the amount of the impairment loss, if any. Under the new guidance,

(Millions of dollars and euros, except per share amounts and where indicated otherwise)

an entity is not required to calculate fair value of a reporting unit unless the entity determines that it is more likely than not that its fair value is less than its carrying amount. The new guidance does not change how goodwill is calculated or assigned to reporting units, nor does it revise the requirements to test goodwill annually for impairment. We adopted the new guidance for Fiscal 2012.

Fair Value Measurements. In May 2011, the FASB issued new guidance on fair value measurements and related disclosure requirements. The new guidance results in common fair value measurement and disclosure requirements in GAAP and International Financial Reporting Standards ("IFRS"). The new guidance applies to all reporting entities that are required or permitted to measure or disclose the fair value of an asset, liability or an instrument classified in shareholders' equity. Among other things, the new guidance requires quantitative information about unobservable inputs, valuation processes and sensitivity analysis associated with fair value measurements categorized within Level 3 of the fair value hierarchy. The new guidance became effective for our interim period ending March 31, 2012, and is required to be applied prospectively. The adoption of this accounting guidance did not have a material impact on our financial statements.

New Accounting Standard Not Yet Adopted

Disclosures about Offsetting Assets and Liabilities. In December 2011, the FASB issued new accounting guidance regarding disclosures about offsetting assets and liabilities. The new guidance requires an entity to disclose information about offsetting and related arrangements to enable users of financial statements to understand the effect of those arrangements on its financial position. The amendments will enhance disclosures by requiring improved information about financial instruments and derivative instruments that are either (1) offset in accordance with other GAAP or (2) subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are offset in the balance sheet. The new guidance is effective for annual reporting periods beginning on or after January 1, 2013 (Fiscal 2014), and interim periods within those annual periods. We are currently evaluating the impact of the new guidance on our future disclosures.

Note 4 — Acquisitions & Dispositions

On January 12, 2012 (the "Acquisition Date"), AmeriGas Partners completed the acquisition of Heritage Propane from ETP for total consideration of $2,598.2, comprising $1,465.6 in cash and 29,567,362 AmeriGas Partners Common Units with a fair value of $1,132.6 (the "Heritage Acquisition"). The Acquisition Date cash consideration for the Heritage Acquisition was subject to purchase price adjustments based on working capital, cash and the amount of indebtedness of Heritage Propane ("Working Capital Adjustment") and certain excess cash proceeds resulting from ETP's sale of HOLP's former cylinder exchange business ("HPX"). In April 2012, AmeriGas Partners paid $25.5 of additional cash consideration as a result of the Working Capital Adjustment and in June 2012, AmeriGas Partners received $18.9 in cash representing the excess cash proceeds from the sale of HPX. The Heritage Acquisition was consummated pursuant to a Contribution and Redemption Agreement dated October 15, 2011, as amended (the "Contribution Agreement"), by and among AmeriGas Partners, ETP, Energy Transfer Partners GP, L.P., the general partner of ETP ("ETP GP"), and Heritage ETC, L.P. (the "Contributor"). The acquired business conducted its propane operations in 41 states through HOLP and Titan LLC. According to LP-Gas Magazine rankings published on February 1, 2012, Heritage Propane was the third largest retail propane distributor in the United States, delivering over 500 million gallons to more than one million retail propane customers in 2011. The Heritage Acquisition is consistent with our growth strategies, one of which is to grow our core business through acquisitions.

Pursuant to the Contribution Agreement, the Contributor contributed to AmeriGas Partners a 99.999% limited partner interest in HOLP; a 100% membership interest in Heritage Operating GP, LLC, a Delaware limited liability company and a holder of a 0.001% general partner interest in HOLP; a 99.99% limited partner interest in Titan Energy Partners, L.P., a Delaware limited partnership and the sole member of Titan LLC; and a 100% membership interest in Titan Energy GP, L.L.C., a Delaware limited liability company and holder of a 0.01% general partner interest in Titan Energy Partners, L.P. As a result of the Heritage Acquisition, the General Partner, in order to maintain its general partner interests in AmeriGas Partners and AmeriGas OLP, contributed 934,327 Common Units to the Partnership having a fair value of $41.7. These Common Units were subsequently cancelled.

The cash portion of the Heritage Acquisition was financed by the issuance by AmeriGas Finance Corp. and AmeriGas Finance LLC, wholly owned finance subsidiaries of AmeriGas Partners (the "Issuers"), of $550 principal amount of 6.75% Senior Notes due May 2020 (the "6.75% Notes") and $1,000 principal amount of 7.00% Senior Notes due May 2022 (the "7.00% Notes"). For further information on the 6.75% Notes and the 7.00% Notes, see Note 5.

The Consolidated Balance Sheet at September 30, 2012, reflects the final allocation of the purchase price to the assets acquired and liabilities assumed for the Heritage Propane business combination. The purchase price paid comprises AmeriGas Partners Common Units issued having a fair value of $1,132.6, and total cash consideration of $1,472.2 including cash acquired of $60.7. The fair value of the AmeriGas Partners Common Units issued to ETP was based on the closing price on the Acquisition Date

(Millions of dollars and euros, except per share amounts and where indicated otherwise)

subject to a discount to reflect certain contractual transfer restrictions for a period of approximately twelve months. The purchase price allocation is as follows:

Assets acquired:		
Current assets	$	301.4
Property, plant & equipment		890.2
Customer relationships (estimated useful life of 15 years)		418.9
Trademarks and tradenames		91.1
Goodwill		1,217.7
Other assets		9.9
Total assets acquired	$	2,929.2
Liabilities assumed:		
Current liabilities	$	(238.1)
Long-term debt		(62.9)
Other noncurrent liabilities		(23.4)
Total liabilities assumed	$	(324.4)
Total	$	2,604.8

Goodwill associated with the Heritage Acquisition principally results from synergies expected from combining the operations and from assembled workforce. The tax effects of such goodwill will be realized over a fifteen-year period. We allocated the purchase price of the acquisition to identifiable intangible assets based on estimated fair values. Tradenames and trademarks were valued using the relief from royalty method and customer relationships were valued using a discounted cash flow method. The relief from royalty method estimates our theoretical royalty savings from ownership of the tradenames and trademarks. Key assumptions used in this method include discount rates, royalty rates, growth rates and sales projections and are the assumptions most sensitive and susceptible to change as they require significant management judgment. The key assumptions used in the customer relationship discounted cash flow method include discount rates, growth rates and cash flow projections and are the assumptions most sensitive and susceptible to change as they require significant management judgment. We allocated the purchase price of the acquisition to property, plant and equipment based on estimated fair values primarily using replacement cost and market value methods.

Transaction expenses associated with the Heritage Acquisition, which are included in operating and administrative expenses in the Consolidated Statement of Income, totaled $5.3 for Fiscal 2012. The results of operations of Heritage Propane are included in the Consolidated Statements of Income since the Acquisition Date. As a result of achieving planned strategic operating and marketing milestones, it is impracticable to determine the impact of the Heritage Propane operations on the revenues and earnings of the Company.

The following presents unaudited pro forma income statement and earnings per share data as if the Heritage Acquisition had occurred on October 1, 2010:

	Fiscal 2012		Fiscal 2011	
Revenues	$	7,010.9	$	7,522.0
Net income attributable to UGI Corporation	$	197.6	$	223.5
Earnings per common share attributable to UGI Corporation stockholders:				
Basic	$	1.76	$	2.00
Diluted	$	1.74	$	1.98

The unaudited pro forma results of operations reflect Heritage Propane's historical operating results after giving effect to adjustments directly attributable to the transaction that are expected to have a continuing effect. The unaudited pro forma consolidated results of operations are not necessarily indicative of the results that would have occurred had the Heritage Acquisition occurred on the date indicated nor are they necessarily indicative of future operating results.

(Millions of dollars and euros, except per share amounts and where indicated otherwise)

In accordance with the Contribution Agreement, ETP and the Partnership entered into a transition services agreement and ETP, HPX and the Partnership also entered into a transition services agreement (collectively, the "TSA") whereby each party may be a provider and receiver of certain services to the other. The principal services include general business continuity, information technology, accounting, tax and administrative services. Services under the TSA will be provided through the expiration of the term relating to each service or until such time as mutually agreed by the parties. Amounts associated with such services were not material.

In October 2011, we acquired Shell's LPG distribution businesses in (1) Belgium, the Netherlands, Luxembourg through Antargaz; (2) Denmark, Finland, Norway and Sweden through Flaga; and (3) the United Kingdom through UGI Midlands Limited (a second-tier subsidiary of Enterprises), for €133.6 ($179.0) in cash ("Shell Transaction"). Also during Fiscal 2012, AmeriGas OLP acquired a number of smaller domestic retail propane distribution businesses for $13.5 in cash. During Fiscal 2011, AmeriGas OLP acquired a number of domestic retail propane distribution businesses for $34.0 in cash, and Flaga acquired a propane distribution business in Poland for total cash consideration of approximately $19.0. During Fiscal 2010, AmeriGas OLP acquired a number of domestic retail propane distribution businesses for $34.3 in cash, and our International Propane operations acquired propane distribution businesses in Denmark, Hungary and Switzerland, and an additional 46% interest in our retail business in China, for total cash consideration of $48.7.

On July 30, 2010, Energy Services sold all of its interest in its second-tier, wholly owned subsidiary Atlantic Energy, LLC ("Atlantic Energy") to DCP Midstream Partners, L.P. for $49.0 in cash plus an amount for inventory and other working capital. Atlantic Energy owns and operates a 20 million gallon marine import and transshipment facility located in the port of Chesapeake, Virginia. The Company recorded a $36.5 pre-tax gain on the sale which amount is included in other income, net in the Fiscal 2010 Consolidated Statement of Income. The gain increased Fiscal 2010 net income attributable to UGI Corporation by $17.2. Atlantic Energy's income from operations was not material in Fiscal 2010.

(Millions of dollars and euros, except per share amounts and where indicated otherwise)

Note 5 — Debt

Long-term debt comprises the following at September 30:

	2012	2011
AmeriGas Propane:		
AmeriGas Partners Senior Notes:		
7.00%, due May 2022	$ 980.8	$ —
6.75%, due May 2020	550.0	—
6.50%, due May 2021	270.0	470.0
6.25%, due August 2019	450.0	450.0
HOLP Senior Secured Notes	55.6	—
Other	21.6	13.5
Total AmeriGas Propane	2,328.0	933.5
International Propane:		
Antargaz 2011 Senior Facilities term loan, due through March 2016	488.7	508.7
Flaga term loan, due through September 2016	51.4	53.5
Flaga term loan, due October 2016	24.6	—
Flaga term loan, due through June 2014	3.6	5.6
Other	5.6	3.5
Total International Propane	573.9	571.3
UGI Utilities:		
Senior Notes:		
6.375%, due September 2013	108.0	108.0
5.75%, due September 2016	175.0	175.0
6.21%, due September 2036	100.0	100.0
Medium- Term Notes:		
5.53%, due September 2012	—	40.0
5.37%, due August 2013	25.0	25.0
5.16%, due May 2015	20.0	20.0
7.37%, due October 2015	22.0	22.0
5.64%, due December 2015	50.0	50.0
6.17%, due June 2017	20.0	20.0
7.25%, due November 2017	20.0	20.0
5.67%, due January 2018	20.0	20.0
6.50%, due August 2033	20.0	20.0
6.13%, due October 2034	20.0	20.0
Total UGI Utilities	600.0	640.0
Other	12.4	12.9
Total long-term debt	3,514.3	2,157.7
Less: current maturities	(166.7)	(47.4)
Total long-term debt due after one year	$ 3,347.6	$ 2,110.3

(Millions of dollars and euros, except per share amounts and where indicated otherwise)

Scheduled principal repayments of long-term debt due in fiscal years 2013 to 2017 follow:

	2013	2014	2015	2016	2017
AmeriGas Propane	$ 30.0	$ 10.9	$ 8.9	$ 6.5	$ 4.6
UGI Utilities	133.0	—	20.0	247.0	20.0
International Propane	2.5	52.9	45.0	448.2	25.1
Other	0.6	0.6	0.5	0.6	0.6
Total	$ 166.1	$ 64.4	$ 74.4	$ 702.3	$ 50.3

AmeriGas Propane

In order to finance the cash portion of the Heritage Acquisition, on January 12, 2012, the "Issuers" issued $550 principal amount of 6.75% Notes due May 2020 and $1,000 principal amount of 7.00% Notes due May 2022. The 6.75% Notes and the 7.00% Notes are fully and unconditionally guaranteed on a senior unsecured basis by AmeriGas Partners. The Issuers have the right to redeem the 6.75% Notes, in whole or in part, at any time on or after May 20, 2016, and to redeem the 7.00% Notes, in whole or in part, at any time on or after May 20, 2017, subject to certain restrictions. A premium applies to redemptions of the 6.75% Notes and 7.00% Notes through May 2018 and May 2020, respectively. On or prior to May 20, 2015, the Issuers may also redeem, at a premium and subject to certain restrictions, up to 35% of each of the 6.75% Notes and the 7.00% Notes with the proceeds of an AmeriGas Partners registered public equity offering. The 6.75% Notes and the 7.00% Notes and the guarantees rank equal in right of payment with all of AmeriGas Partners' existing Senior Notes. In connection with the Heritage Acquisition, AmeriGas Partners, AmeriGas Finance Corp., AmeriGas Finance LLC and UGI entered into a Contingent Residual Support Agreement ("CRSA") with ETP pursuant to which ETP will provide contingent, residual support of $1,500 of debt ("Supported Debt" as defined in the CRSA).

On March 28, 2012, AmeriGas Partners announced that holders of approximately $383.5 in aggregate principal amount of outstanding 6.50% Senior Notes due May 2021 (the "6.50% Notes"), representing approximately 82% of the total $470 principal amount outstanding, had validly tendered their notes in connection with the Partnership's March 14, 2012, offer to purchase for cash up to $200 of the 6.50% Notes. Tendered 6.50% Notes in the amount of $200 were redeemed on March 28, 2012, at an effective price of 105% using an approximate proration factor of 52.3% of total notes tendered. During June 2012, AmeriGas Partners repurchased approximately $19.2 aggregate principal amount of outstanding 7.00% Notes. The Partnership recorded a net loss of $13.3 on these extinguishments of debt which amount is reflected on the Fiscal 2012 Consolidated Statement of Income under the caption loss on extinguishments of debt. The net loss reduced net income attributable to UGI Corporation by $2.2 during Fiscal 2012.

In January 2011, AmeriGas Partners issued $470 principal amount of 6.50% Notes due May 2021. The proceeds from the issuance of the 6.50% Notes were used in February 2011 to repay AmeriGas Partners' $415 principal amount of its 7.25% Senior Notes due May 2015 pursuant to a tender offer and subsequent redemption. In addition, in February 2011, AmeriGas Partners redeemed the outstanding $14.6 principal amount of its 8.875% Senior Notes due May 2011. The Partnership incurred a loss of $18.8 on these extinguishments of debt which amount is reflected on the Fiscal 2011 Consolidated Statement of Income under the caption loss on extinguishments of debt. This loss reduced net income attributable to UGI Corporation by $5.2 during Fiscal 2011.

In August 2011, AmeriGas Partners issued $450 principal amount of 6.25% Senior Notes due August 2019 (the "6.25% Senior Notes"). The proceeds from the issuance of the 6.25% Senior Notes were used to repay $350 principal amount of AmeriGas Partners 7.125% Senior Notes due May 2016 pursuant to a tender offer and subsequent redemption. The Partnership incurred a loss of $19.3 on this extinguishment of debt which amount is reflected on the Fiscal 2011 Consolidated Statement of Income under the caption loss on extinguishments of debt. This loss reduced net income attributable to UGI Corporation by $5.2 during Fiscal 2011.

The 6.50% and 6.25% Senior Notes generally may be redeemed at our option (pursuant to a tender offer). A redemption premium applies through May 2019 (with respect to the 6.50% Notes) and through August 2017 (with respect to the 6.25% Notes). In addition, in the event that AmeriGas Partners completes a registered public offering of Common Units, the Partnership may, at its option, redeem up to 35% of the outstanding 6.50% Notes (through May 20, 2014) or 35% of the outstanding 6.25% Notes (through August 20, 2014), each at a premium. AmeriGas Partners may, under certain circumstances involving excess sales proceeds from the disposition of assets not reinvested in the business or a change of control, be required to offer to prepay its 6.50% and 6.25% Senior Notes.

(Millions of dollars and euros, except per share amounts and where indicated otherwise)

As a result of the Heritage Acquisition, the Partnership's total long-term debt at September 30, 2012, includes $62.5 of Heritage Propane long-term debt including $55.6 of HOLP Senior Secured Notes (including unamortized premium of $4.4). The face interest rates on the HOLP Notes range from 7.26% to 8.87% with an effective interest rate of 6.75%. The HOLP Senior Secured Notes are collateralized by HOLP's receivables, contracts, equipment, inventory, general intangibles, cash and HOLP capital stock.

In June 2011, AmeriGas OLP entered into an unsecured credit agreement (the "AmeriGas 2011 Credit Agreement") with a group of banks providing for borrowings up to $325 (including a $100 sublimit for letters of credit). During Fiscal 2012, the AmeriGas 2011 Credit Agreement was amended to, among other things, increase the total amount available to $525, extend its expiration date to October 2016, and amend certain financial covenants as a result of the Heritage Acquisition. The AmeriGas 2011 Credit Agreement permits AmeriGas OLP to borrow at prevailing interest rates, including the base rate, defined as the higher of the Federal Funds rate plus 0.50% or the agent bank's prime rate, or at a two-week, one-, two-, three-, or six-month Eurodollar Rate, as defined in the AmeriGas 2011 Credit Agreement, plus a margin. The margin on base rate borrowings (which ranges from 0.75% to 1.75%), Eurodollar Rate borrowings (which ranges from 1.75% to 2.75%), and the AmeriGas 2011 Credit Agreement facility fee rate (which ranges from 0.30% to 0.50%) are dependent upon AmeriGas Partners' ratio of debt to earnings before interest expense, income taxes, depreciation and amortization ("EBITDA"), each as defined in the AmeriGas 2011 Credit Agreement.

At September 30, 2012 and 2011, there were $49.9 and $95.5 of borrowings outstanding under the AmeriGas 2011 Credit Agreement, respectively, which amounts are reflected as bank loans on the Consolidated Balance Sheets. The weighted-average interest rates on the AmeriGas 2011 Credit Agreement borrowings at September 30, 2012 and 2011, were 2.72% and 2.29%, respectively. At September 30, 2012 and 2011, issued and outstanding letters of credit, which reduce available borrowings under the AmeriGas 2011 Credit Agreement, totaled $47.9 and $35.7, respectively.

Restrictive Covenants. The AmeriGas Partners Senior Notes restrict the ability of the Partnership and AmeriGas OLP to, among other things, incur additional indebtedness, make investments, incur liens, issue preferred interests, prepay subordinated indebtedness, and effect mergers, consolidations and sales of assets. Under the AmeriGas Partners Senior Notes Indentures, AmeriGas Partners is generally permitted to make cash distributions equal to Available Cash, as defined, as of the end of the immediately preceding quarter, if certain conditions are met. At September 30, 2012, these restrictions did not limit the amount of Available Cash. See Note 14 for definition of Available Cash included in the Fourth Amended and Restated Agreement of Limited Partnership of AmeriGas Partners, L.P. ("Partnership Agreement").

The HOLP Senior Secured Notes contain restrictive covenants including the maintenance of financial covenants and limitations on the disposition of assets, changes in ownership, additional indebtedness, restrictive payments and the creation of liens. The financial covenants require HOLP to maintain a ratio of combined Funded Indebtedness to combined EBITDA (as defined) below certain thresholds and to maintain a minimum ratio of combined EBITDA to combined Interest Expense (as defined).

The AmeriGas 2011 Credit Agreement restricts the incurrence of additional indebtedness and also restrict certain liens, guarantees, investments, loans and advances, payments, mergers, consolidations, asset transfers, transactions with affiliates, sales of assets, acquisitions and other transactions. The AmeriGas 2011 Credit Agreement requires that the Partnership and AmeriGas OLP maintain ratios of total indebtedness to EBITDA, as defined, below certain thresholds. In addition, the Partnership must maintain a minimum ratio of EBITDA to interest expense, as defined, as calculated on a rolling four-quarter basis. Generally, as long as no default exists or would result, the Partnership and AmeriGas OLP are permitted to make cash distributions not more frequently than quarterly in an amount not to exceed available cash, as defined, for the immediately preceding calendar quarter.

International Propane

In March 2011, Antargaz entered into a five-year Senior Facilities Agreement with a consortium of banks ("2011 Senior Facilities Agreement") consisting of a €380 variable-rate term loan and a €40 credit facility. The proceeds from the 2011 Senior Facilities Agreement term loan were used to repay Antargaz' then-existing Senior Facilities Agreement term loan due March 2011.

Scheduled maturities under the term loan are €38 due May 2014, €34.2 due May 2015, and €307.8 due March 2016. Borrowings under the 2011 Senior Facilities Agreement bear interest at one-, two-, three- or six-month euribor, plus a margin, as defined by the 2011 Senior Facilities Agreement. There were no amounts outstanding under the 2011 Senior Facilities Agreement at September 30, 2012 or 2011. The margin on the term loan and credit facility borrowings (which ranges from 1.75% to 2.50%) is dependent upon the ratio of Antargaz' total net debt to EBITDA, each as defined in the 2011 Senior Facilities Agreement. Antargaz has entered into pay-fixed, receive-variable interest rate swaps to fix the underlying euribor rate of interest on the term

(Millions of dollars and euros, except per share amounts and where indicated otherwise)

loan at an average rate of approximately 2.45% through September 2015 and, thereafter, at a rate of 3.71% through the date of the term loan's final maturity in March 2016. At September 30, 2012, the effective interest rate on Antargaz' term loan was 4.66%. The 2011 Senior Facilities Agreement is collateralized by substantially all of Antargaz' shares in its subsidiaries and by substantially all of its accounts receivables.

In December 2011, Flaga entered into a €19.1 euro-based variable-rate term loan agreement. Proceeds from the term loan were used, in large part, to fund Flaga's October 2011 acquisition of Shell's LPG propane businesses in Finland, Norway, Sweden and Denmark. The term loan matures in October 2016 and bears interest at three-month euribor rates plus a margin. The margin on such borrowings ranges from 1.175% to 2.525% and is based upon certain consolidated equity, return on assets and debt to EBITDA ratios. Flaga has effectively fixed the euribor component of the interest rate on this term loan at 1.79% by entering into an interest rate swap agreement. The effective interest rate on this term loan at September 30, 2012, was 4.35%.

In September 2011, Flaga entered into a €40 euro-based variable-rate term loan of which €26.7 matures in August 2016 and €13.3 matures in September 2016. A portion of the proceeds from the loan were used to repay its €24.0 euro-based variable-rate term loan which matured during Fiscal 2011. The €40 euro-based term loan bears interest at one- to twelve-month euribor rates (as chosen by Flaga from time to time) plus a margin. The margin on such borrowings ranges from 0.23% to 2.55% and is based upon certain consolidated equity, return on assets and debt to EBITDA ratios. Flaga has effectively fixed the euribor component of its interest rate on this term loan through September 2016 at 2.68% by entering into interest rate swap agreements. The effective interest rates on Flaga's term loans at September 30, 2012 and 2011, were 5.18% and 4.76%, respectively.

As of September 30, 2012 and 2011, Flaga also has a euro-based variable-rate term loan which had outstanding principal balances of €2.8 ($3.6) and €4.2 ($5.6), respectively. This term loan matures in June 2014 and bears interest at three-month euribor rates plus a margin. The margin on such borrowings ranges from 2.625% to 3.50% and is based upon certain equity, return on assets and debt to EBITDA ratios as determined on a UGI consolidated basis. Semi-annual principal payments of €0.7 are due on December 31 and June 30 each year through June 2014. Flaga has effectively fixed the euribor component of the interest rate on this term loan at 2.16% by entering into an interest rate swap agreement. As of September 30, 2012 and 2011, the effective interest rate on this term loan was 5.04%.

At September 30, 2012, Flaga has two principal working capital facilities (the "Flaga Credit Agreements") comprising (1) a €46 multi-currency working capital facility which includes an uncommitted €6 overdraft facility (the "Multi-Currency Working Capital Facility") and (2) a euro-denominated working capital facility that provides for borrowings and issuances of guarantees totaling €12 (the "Euro Working Capital Facility"). The Multi-Currency Working Capital Facility expires in September 2014 and the Euro Working Capital Facility expires in September 2013. At September 30, 2012 and 2011, there were €11.9 ($15.3) and €12.3 ($16.5) of borrowings outstanding under the Flaga Credit Agreements. These amounts are reflected as bank loans on the Consolidated Balance Sheets.

Borrowings under the Flaga Credit Agreements generally bear interest at market rates (a daily euro-based rate or three-month euribor rates) plus a margin. The weighted-average interest rates on Flaga Credit Agreements borrowings at September 30, 2012 and 2011, were 2.31% and 3.39%, respectively. Issued and outstanding letters of credit, which reduce available borrowings under the Flaga Credit Agreements, totaled €19.2 ($24.7) and €12.1 ($16.2) at September 30, 2012 and 2011, respectively.

Restrictive Covenants and Guarantees. The 2011 Senior Facilities Agreement restricts the ability of Antargaz to, among other things, incur additional indebtedness, make investments, incur liens, and effect mergers, consolidations and sales of assets, and requires Antargaz to maintain a ratio of net debt to EBITDA on a French generally accepted accounting basis, as defined in the agreement, that shall not exceed 3.50 to 1.00. Under this agreement, Antargaz is generally permitted to make restricted payments, such as dividends if no event of default exists or would exist upon payment of such restricted payment. UGI has guaranteed up to €100 of payments under the 2011 Senior Facilities Agreement.

The Flaga term loans, working capital facilities and interest rate swap agreements are guaranteed by UGI. In addition, under certain conditions regarding changes in certain financial ratios of UGI, the lending banks may accelerate repayment of the debt.

UGI Utilities

UGI Utilities has an unsecured credit agreement (the "UGI Utilities 2011 Credit Agreement") with a group of banks providing for borrowings up to $300 (including a $100 sublimit for letters of credit) which expires in October 2015. Under the UGI Utilities 2011 Credit Agreement, UGI Utilities may borrow at various prevailing market interest rates, including LIBOR and the banks' prime rate, plus a margin. The margin on such borrowings ranges from 0.0% to 2.0% and is based upon the credit ratings of certain indebtedness of UGI Utilities. UGI Utilities had $9.2 of borrowings outstanding under the UGI Utilities 2011 Credit Agreement

(Millions of dollars and euros, except per share amounts and where indicated otherwise)

at September 30, 2012 which amount is reflected in bank loans on the Consolidated Balance Sheet. UGI Utilities had no borrowings outstanding under the UGI Utilities 2011 Credit Agreement at September 30, 2011. The weighted-average interest rate on UGI Utilities 2011 Credit Agreement borrowings at September 30, 2012 was 1.21%. Issued and outstanding letters of credit, which reduce available borrowings under the UGI Utilities 2011 Credit Agreement, totaled $2.0 at September 30, 2012 and 2011.

Restrictive Covenants. UGI Utilities 2011 Credit Agreement requires UGI Utilities not to exceed a ratio of Consolidated Debt to Consolidated Total Capital, as defined, of 0.65 to 1.00.

Energy Services

Energy Services has an unsecured credit agreement ("Energy Services Credit Agreement") with a group of lenders providing for borrowings of up to $170 (including a $50 sublimit for letters of credit) which expires in August 2013. The Energy Services Credit Agreement can be used for general corporate purposes of Energy Services and its subsidiaries. In addition, Energy Services may not pay a dividend unless, after giving effect to such dividend payment, the ratio of Consolidated Total Indebtedness to EBITDA, each as defined in the Energy Services Credit Agreement, does not exceed 2.00 to 1.00. There were $85 and $10 of borrowings outstanding under the Energy Services Credit Agreement at September 30, 2012 and 2011, respectively. These amounts are reflected as bank loans on the Consolidated Balance Sheets.

Borrowings under the Energy Services Credit Agreement bear interest at either (i) a rate derived from LIBOR (the "LIBO Rate") plus 3.0% for each Eurodollar Revolving Loan (as defined in the Energy Services Credit Agreement) or (ii) the Alternate Base Rate plus 2.0%. The Alternate Base Rate (as defined in the Energy Services Credit Agreement) is generally the greater of (a) the Agent Bank's prime rate, (b) the federal funds rate plus 0.50% and (c) the one-month LIBO Rate plus 1.0%. The weighted-average interest rate on the Energy Services Credit Agreement borrowings at September 30, 2012 and 2011, was 3.25%. The Energy Services Credit Agreement is guaranteed by certain subsidiaries of Energy Services.

Restrictive Covenants. The Energy Services Credit Agreement restricts the ability of Energy Services to dispose of assets, effect certain consolidations or mergers, incur indebtedness and guaranty obligations, create liens, make acquisitions or investments, make certain dividend or other distributions and make any material changes to the nature of its businesses. In addition, the Energy Services Credit Agreement requires Energy Services to not exceed a ratio of Consolidated Total Indebtedness, as defined, to Consolidated EBITDA, as defined; a minimum ratio of Consolidated EBITDA to Consolidated Interest Expense, as defined; a maximum ratio of Consolidated Total Indebtedness to Consolidated Total Capitalization, as defined, at any time when Consolidated Total Indebtedness is greater than $250; and a minimum Consolidated Net Worth, as defined, of $150.

Energy Services also has a $200 receivables securitization facility (see Note 18).

Restricted Net Assets

At September 30, 2012, the amount of net assets of UGI's consolidated subsidiaries that was restricted from transfer to UGI under debt agreements, subsidiary partnership agreements and regulatory requirements under foreign laws totaled approximately $1,400.

Note 6 — Income Taxes

Income before income taxes comprises the following:

	2012	2011	2010
Domestic	$ 227.3	$ 388.8	$ 448.8
Foreign	58.9	50.2	74.5
Total income before income taxes	$ 286.2	$ 439.0	$ 523.3

The provisions for income taxes consist of the following:

(Millions of dollars and euros, except per share amounts and where indicated otherwise)

	2012	2011	2010
Current expense (benefit):			
Federal	$ (10.4)	$ 24.4	$ 60.5
State	11.2	14.5	20.4
Foreign	18.8	15.0	25.8
Investment tax credit	(2.9)	(5.8)	(1.7)
Total current expense	16.7	48.1	105.0
Deferred expense (benefit):			
Federal	76.2	79.3	54.5
State	5.2	2.4	6.4
Foreign	1.8	1.4	2.1
Investment tax credit amortization	(0.3)	(0.4)	(0.4)
Total deferred expense	82.9	82.7	62.6
Total income tax expense	$ 99.6	$ 130.8	$ 167.6

Federal income taxes for Fiscal 2012 and Fiscal 2010 are net of foreign tax credits of $5.2 and $2.1, respectively.

A reconciliation from the U.S. federal statutory tax rate to our effective tax rate is as follows:

	2012	2011	2010
U.S. federal statutory tax rate	35.0%	35.0%	35.0%
Difference in tax rate due to:			
Noncontrolling interests not subject to tax	1.3	(6.0)	(6.4)
State income taxes, net of federal benefit	3.8	2.2	3.5
Valuation allowance adjustments	(1.6)	—	(0.2)
Effects of foreign operations	(3.6)	(0.6)	(0.6)
Other, net	(0.1)	(0.8)	0.7
Effective tax rate	34.8%	29.8%	32.0%

The effects of foreign operations in the table above for Fiscal 2012 reflects the impact of tax efficient structuring of certain of our international operations and, as a result of the Shell Transaction, also reflects a greater proportion of pretax income in countries in which the statutory income tax rate is less than the U.S. statutory tax rate. The tax restructuring of certain of our international operations also permitted us to reduce our foreign tax credit valuation allowance by $4.6 during Fiscal 2012 which is included as valuation allowance adjustments in the table above.

Earnings of the Company's foreign subsidiaries are generally subject to U.S. taxation upon repatriation to the U.S. and the Company's tax provision reflects the related incremental U.S. tax except for certain foreign subsidiaries whose unremitted earnings are considered to be indefinitely reinvested. Because of the availability of U.S. foreign tax credits, it is likely no U.S. tax would be due if such earnings were repatriated.

Pennsylvania utility ratemaking practice permits the flow through to ratepayers of state tax benefits resulting from accelerated tax depreciation. For Fiscal 2012, Fiscal 2011 and Fiscal 2010, the beneficial effects of state tax flow through of accelerated depreciation reduced income tax expense by $3.2, $7.9 and $2.5, respectively. The state tax flow through amounts in Fiscal 2012 and Fiscal 2011 reflect the impact of 2010 U.S. Federal tax legislation that allowed taxpayers to fully deduct qualifying capital expenditures incurred after September 8, 2010, through the end of calendar 2011, when such property is placed in service before 2012. This legislation was also permitted for Pennsylvania state corporate income tax purposes.

(Millions of dollars and euros, except per share amounts and where indicated otherwise)

Deferred tax liabilities (assets) comprise the following at September 30:

	2012	2011
Excess book basis over tax basis of property, plant and equipment	$ 582.0	$ 490.4
Investment in AmeriGas Partners	293.2	172.7
Intangible assets and goodwill	61.2	52.1
Utility regulatory assets	140.4	124.7
Foreign currency translation adjustment	3.6	8.5
Other	6.8	7.2
Gross deferred tax liabilities	1,087.2	855.6
Pension plan liabilities	(72.7)	(62.8)
Employee-related benefits	(43.0)	(42.7)
Operating loss carryforwards	(38.0)	(31.8)
Foreign tax credit carryforwards	(55.5)	(60.1)
Utility regulatory liabilities	(11.8)	(12.4)
Derivative financial instruments	(37.7)	(30.5)
Other	(31.9)	(32.9)
Gross deferred tax assets	(290.6)	(273.2)
Deferred tax assets valuation allowance	81.6	81.9
Net deferred tax liabilities	$ 878.2	$ 664.3

At September 30, 2012, foreign net operating loss carryforwards principally relating to Flaga and certain operations of Antargaz totaled $50.2 and $5.3, respectively, with no expiration dates. We have state net operating loss carryforwards primarily relating to certain subsidiaries which approximate $213.3 and expire through 2032. We also have operating loss carryforwards of $18.6 for certain operations of AmeriGas Propane that expire through 2032. At September 30, 2012, deferred tax assets relating to operating loss carryforwards include $12.1 for Flaga, $1.8 for Antargaz, $0.9 for UGI International Holdings BV, $5.2 for AmeriGas Propane and $17.9 for certain other subsidiaries. A valuation allowance of $17.2 has been provided for deferred tax assets related to state net operating loss carryforwards and other state deferred tax assets of certain subsidiaries because, on a state reportable basis, it is more likely than not that these assets will expire unused. A valuation allowance of $1.0 was provided for certain acquisition loss carryforwards for certain operations of AmeriGas Propane because it is more likely than not that these assets will expire unused. A valuation allowance of $7.9 was also provided for deferred tax assets related to certain operations of Antargaz, Flaga and UGI International Holdings BV. Operating activities and tax deductions related to the exercise of non-qualified stock options contributed to the state net operating losses disclosed above. We first recognize the utilization of state net operating losses from operations (which exclude the impact of tax deductions for exercises of non-qualified stock options) to reduce income tax expense. Then, to the extent state net operating loss carryforwards, if realized, relate to non-qualified stock option deductions, the resulting benefits will be credited to UGI Corporation stockholders' equity.

We have foreign tax credit carryforwards of approximately $55.5 expiring through 2022 resulting from the actual and planned repatriation of Antargaz' accumulated earnings since acquisition which are includable in U.S. taxable income. Because we expect that these credits will expire unused, a valuation allowance has been provided for the entire foreign tax credit carryforward amount. The valuation allowance for all deferred tax assets decreased by $0.3 in Fiscal 2012 due to a decrease in unusable foreign tax credits of $4.6 partially offset by adjustments to unusable net operating losses obtained in connection with overseas acquisitions of $1.7, an increase in unusable state operating losses of $1.6, and unusable net operating losses in connection with an AmeriGas Propane acquisition of $1.0.

We conduct business and file tax returns in the U.S., numerous states, local jurisdictions and in France and certain other European countries. Our U.S. federal income tax returns are settled through the 2009 tax year, our French tax returns are settled through the 2008 tax year, our Belgian tax returns are settled through 2007 and our Netherlands tax returns are settled through 2004. Our Austrian tax returns are settled through 2008 and our other central and eastern European tax returns are effectively settled for various years from 2005 to 2010. State and other income tax returns in the U.S. are generally subject to examination for a period of three to five years after the filing of the respective returns.

(Millions of dollars and euros, except per share amounts and where indicated otherwise)

As of September 30, 2012, we have unrecognized income tax benefits totaling $3.1 including related accrued interest of $0.2. If these unrecognized tax benefits were subsequently recognized, $1.9 would be recorded as a benefit to income taxes on the Consolidated Statement of Income and, therefore, would impact the reported effective tax rate. Generally, a net reduction in unrecognized tax benefits could occur because of the expiration of the statute of limitations in certain jurisdictions or as a result of settlements with tax authorities. Included in the balance at September 30, 2012, are $1.1 of tax positions for which the deductibility is highly certain but for which there is uncertainty about the timing of such deductibility. Because of the impact of deferred tax accounting, the disallowance of the current deduction would not affect the annual effective tax rate but would accelerate the payment of cash to the taxing authority to an earlier period. There are no expected changes in unrecognized tax benefits and related interest in the next twelve months.

A reconciliation of the beginning and ending amounts of unrecognized tax benefits is as follows:

Balance at September 30, 2009	$ 2.3
Additions for tax positions of the current year	4.3
Reductions as a result of tax positions taken in prior years	(0.2)
Settlements with tax authorities	(1.0)
Balance at September 30, 2010	5.4
Additions for tax positions of the current year	0.4
Additions for tax positions of prior years	1.0
Settlements with tax authorities	(0.5)
Balance at September 30, 2011	6.3
Additions for tax positions of the current year	0.5
Additions for tax positions of prior years	0.6
Settlements with tax authorities	(4.5)
Balance at September 30, 2012	$ 2.9

Note 7 — Employee Retirement Plans

Defined Benefit Pension and Other Postretirement Plans. In the U.S., we currently sponsor one defined benefit pension plan for employees hired prior to January 1, 2009, of UGI, UGI Utilities, PNG, CPG and certain of UGI's other domestic wholly owned subsidiaries. Effective December 31, 2010, we merged our then-existing two U.S. defined benefit pension plans covering these employees ("U.S. Pension Plans Merger"). The Company's two U.S. pension plans prior to the Pension Plans Merger, and the single U.S. pension plan after the Pension Plans Merger, are hereafter referred to as the "U.S. Pension Plan."

We also provide postretirement health care benefits to certain retirees and active employees and postretirement life insurance benefits to nearly all domestic active and retired employees. In addition, Antargaz employees are covered by certain defined benefit pension and postretirement plans. Although the disclosures in the tables below include amounts related to the Antargaz plans, such amounts are not material.

The following table provides a reconciliation of the projected benefit obligations ("PBOs") of the U.S. Pension Plan and the Antargaz pension plans, the accumulated benefit obligations ("ABOs") of our other postretirement benefit plans, plan assets, and the funded status of pension and other postretirement plans as of September 30, 2012 and 2011. ABO is the present value of benefits earned to date with benefits based upon current compensation levels. PBO is ABO increased to reflect estimated future compensation.

(Millions of dollars and euros, except per share amounts and where indicated otherwise)

	Pension Benefits		Other Postretirement Benefits	
	2012	2011	2012	2011
Change in benefit obligations:				
Benefit obligations — beginning of year	$ 462.9	$ 471.8	$ 20.5	$ 22.9
Service cost	9.3	8.8	0.4	0.4
Interest cost	25.1	24.1	1.1	1.1
Actuarial loss (gain)	82.4	(22.0)	3.2	(2.4)
Plan amendments	0.1	—	1.0	(0.1)
Acquisitions	14.6	—	—	—
Foreign currency	(0.7)	(0.1)	(0.1)	—
Benefits paid	(20.3)	(19.7)	(1.4)	(1.4)
Benefit obligations — end of year	$ 573.4	$ 462.9	$ 24.7	$ 20.5
Change in plan assets:				
Fair value of plan assets — beginning of year	$ 290.0	$ 287.9	$ 9.8	$ 10.0
Actual gain on plan assets	51.2	2.6	1.7	0.1
Foreign currency	(0.5)	—	—	—
Employer contributions	32.2	19.2	1.1	1.1
Acquisitions	17.3	—	—	—
Benefits paid	(20.3)	(19.7)	(1.4)	(1.4)
Fair value of plan assets — end of year	$ 369.9	$ 290.0	$ 11.2	$ 9.8
Funded status of the plans — end of year	$ (203.5)	$ (172.9)	$ (13.5)	$ (10.7)
(Liabilities) recorded in the balance sheet:				
Unfunded liabilities — included in other current liabilities	$ (15.8)	$ (27.6)	$ (0.6)	$ (0.6)
Unfunded liabilities — included in other noncurrent liabilities	(187.7)	(145.3)	(12.9)	(10.1)
Net amount recognized	$ (203.5)	$ (172.9)	$ (13.5)	$ (10.7)
Amounts recorded in UGI Corporation stockholders' equity (pre-tax):				
Prior service credit	$ (0.1)	$ (0.2)	$ (0.1)	$ (0.1)
Net actuarial loss (gain)	25.3	13.6	0.4	(0.8)
Total	$ 25.2	$ 13.4	$ 0.3	$ (0.9)
Amounts recorded in regulatory assets and liabilities (pre-tax):				
Prior service cost (credit)	$ 1.5	$ 1.8	$ (2.8)	$ (3.2)
Net actuarial loss	184.5	146.9	5.8	6.3
Total	$ 186.0	$ 148.7	$ 3.0	$ 3.1

In Fiscal 2013, we estimate that we will amortize approximately $15.4 of net actuarial losses and $(0.1) of prior service credits from UGI stockholders' equity and regulatory assets into retiree benefit cost.

Actuarial assumptions for our domestic plans are described below. Assumptions for the Antargaz plans are based upon market conditions in France. The discount rates at September 30 are used to measure the year-end benefit obligations and the earnings effects for the subsequent year. The discount rate assumption was determined by selecting a hypothetical portfolio of high quality corporate bonds appropriate to provide for the projected benefit payments of the plans. The discount rate was then developed as the single rate that equates the market value of the bonds purchased to the discounted value of the plans' benefit

(Millions of dollars and euros, except per share amounts and where indicated otherwise)

payments. The expected rate of return on assets assumption is based on the current and expected asset allocations as well as historical and expected returns on various categories of plan assets (as further described below).

	Pension Plan				Other Postretirement Benefits			
	2012	2011 (a)	2010	2009	2012	2011	2010	2009
Weighted-average assumptions:								
Discount rate	4.20%	5.30%	5.00%	5.50%	4.20%	5.30%	5.00%	5.50%
Expected return on plan assets	7.75%	8.00%	8.50%	8.50%	5.20%	5.50%	5.50%	5.50%
Rate of increase in salary levels	3.25%	3.50%	3.75%	3.75%	3.25%	3.50%	3.75%	3.75%

(a) The discount rates used during Fiscal 2011 to calculate pension expense were rates of 5.0% through December 31, 2010 (the date of the U.S. Pension Plans Merger) and 5.5% for the remainder of Fiscal 2011.

The ABOs for the U.S. Pension Plan were $496.4 and $415.0 as of September 30, 2012 and 2011, respectively.

Net periodic pension expense and other postretirement benefit cost includes the following components:

	Pension Benefits			Other Postretirement Benefits		
	2012	2011	2010	2012	2011	2010
Service cost	$ 9.3	$ 8.8	$ 8.7	$ 0.4	$ 0.4	$ 0.4
Interest cost	25.1	24.1	23.5	1.1	1.1	1.1
Expected return on assets	(26.2)	(25.8)	(25.8)	(0.5)	(0.5)	(0.5)
Curtailment gain	—	—	—	—	(3.2)	—
Settlement loss	—	—	1.0	—	—	—
Amortization of:						
Prior service cost (benefit)	0.2	0.2	—	(0.3)	(0.7)	(0.4)
Actuarial loss	8.4	7.5	5.9	0.3	0.4	0.1
Net benefit cost (income)	16.8	14.8	13.3	1.0	(2.5)	0.7
Change in associated regulatory liabilities	—	—	—	3.2	3.1	3.1
Net benefit cost after change in regulatory liabilities	$ 16.8	$ 14.8	$ 13.3	$ 4.2	$ 0.6	$ 3.8

U.S. Pension Plan's assets are held in trust. It is our general policy to fund amounts for U.S. Pension Plan benefits equal to at least the minimum required contribution set forth in applicable employee benefit laws. From time to time we may, at our discretion, contribute additional amounts. During Fiscal 2012, Fiscal 2011 and Fiscal 2010, we made cash contributions to the U.S. Pension Plan of $31.2, $18.7 and $3.4, respectively. We believe that in Fiscal 2013 we will be required to make contributions to the U.S. Pension Plan totaling approximately $16.

UGI Utilities has established a Voluntary Employees' Beneficiary Association ("VEBA") trust to pay retiree health care and life insurance benefits by depositing into the VEBA the annual amount of postretirement benefits costs determined under GAAP. The difference between such amounts and amounts included in UGI Gas' and Electric Utility's rates is deferred for future recovery from, or refund to, ratepayers. The required contributions to the VEBA during Fiscal 2013 are not expected to be material.

(Millions of dollars and euros, except per share amounts and where indicated otherwise)

Expected payments for pension benefits and for other postretirement welfare benefits are as follows:

	Pension Benefits	Other Postretirement Benefits
Fiscal 2013	$ 22.3	$ 1.9
Fiscal 2014	23.3	1.9
Fiscal 2015	24.6	1.9
Fiscal 2016	27.4	1.9
Fiscal 2017	28.0	1.8
Fiscal 2018 - 2022	158.0	8.7

The assumed domestic health care cost trend rates are 7.0% for Fiscal 2013, decreasing to 5.0% in Fiscal 2017. A one percentage point change in the assumed health care cost trend rate would not have a material impact on the Fiscal 2012 other postretirement benefit cost or September 30, 2012, other postretirement benefit ABO.

We also sponsor unfunded and non-qualified supplemental executive retirement plans. At September 30, 2012 and 2011, the PBOs of these plans were $29.5 and $25.6, respectively. We recorded net costs for these plans of $3.0 in Fiscal 2012, $3.0 in Fiscal 2011 and $2.6 in Fiscal 2010. These costs are not included in the tables above. Amounts recorded in UGI's stockholders' equity for these plans include pre-tax losses of $11.0 and $7.6 at September 30, 2012 and 2011, respectively, principally representing unrecognized actuarial losses. We expect to amortize approximately $0.7 of such pre-tax actuarial losses into retiree benefit cost in Fiscal 2013.

U.S. Pension Plan and VEBA Assets. The assets of the U.S. Pension Plan and the VEBA are held in trust. The investment policies and asset allocation strategies for the assets in these trusts are determined by an investment committee comprising officers of UGI and UGI Utilities. The overall investment objective of the U.S. Pension Plan and the VEBA is to achieve the best long-term rates of return within prudent and reasonable levels of risk. To achieve the stated objective, investments are made principally in publicly-traded diversified equity and fixed income mutual funds and UGI Common Stock.

The targets, target ranges and actual allocations for the U.S. Pension Plan and VEBA trust assets at September 30 are as follows:

U.S. Pension Plan

	Actual		Target Asset Allocation	Permitted Range
	2012	2011		
Equity investments:				
Domestic	53.5%	49.4%	52.5%	40.0% - 65.0%
International	10.5%	10.7%	12.5%	7.5% - 17.5%
Total	64.0%	60.1%	65.0%	60.0% - 70.0%
Fixed income funds & cash equivalents	36.0%	39.9%	35.0%	30.0% - 40.0%
Total	100.0%	100.0%	100.0%	

VEBA

	Actual		Target Asset Allocation	Permitted Range
	2012	2011		
Domestic equity investments	68.5%	62.2%	65.0%	60.0% - 70.0%
Fixed income funds & cash equivalents	31.5%	37.8%	35.0%	30.0% - 40.0%
Total	100.0%	100.0%	100.0%	

(Millions of dollars and euros, except per share amounts and where indicated otherwise)

Domestic equity investments include investments in large-cap mutual funds indexed to the S&P 500 and actively managed mid- and small-cap mutual funds. Investments in international equity mutual funds are indexed to various Morgan Stanley Composite indices. The fixed income investments comprise investments designed to match the duration of the Barclays Capital Aggregate Bond Index. According to statute, the aggregate holdings of all qualifying employer securities may not exceed 10% of the fair value of trust assets at the time of purchase. UGI Common Stock represented 7.5% and 7.6% of U.S. Pension Plan assets at September 30, 2012 and 2011, respectively. At September 30, 2012, there were no significant concentrations of risk (defined as greater than 10% of the fair value of total assets) associated with any individual company, industry sector or international geographic region.

GAAP establishes a hierarchy that prioritizes fair value measurements based upon the inputs and valuation techniques used to measure fair value. This fair value hierarchy groups assets into three levels, as described in Note 2. We maximize the use of observable inputs and minimize the use of unobservable inputs when determining fair value. The fair values of U.S. Pension Plan and VEBA trust assets are derived from quoted market prices as substantially all of these instruments have active markets. Cash equivalents are valued at the fund's unit net asset value as reported by the trustee.

The fair values of the U.S. Pension Plan and VEBA trust assets at September 30, 2012 and 2011, by asset class are as follows:

	U.S. Pension Plan			
	Quoted Prices in Active Markets for Identical Assets and Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)	Total
September 30, 2012:				
Equity investments:				
Domestic	$ 188.2	$ —	$ —	$ 188.2
International	36.9	—	—	36.9
Fixed income	123.3	—	—	123.3
Cash equivalents	—	3.1	—	3.1
Total	$ 348.4	$ 3.1	$ —	$ 351.5
September 30, 2011:				
Equity investments:				
Domestic	$ 143.1	$ —	$ —	$ 143.1
International	31.0	—	—	31.0
Fixed income	113.6	—	—	113.6
Cash equivalents	—	2.0	—	2.0
Total	$ 287.7	$ 2.0	$ —	$ 289.7

(Millions of dollars and euros, except per share amounts and where indicated otherwise)

	VEBA			
	Quoted Prices in Active Markets for Identical Assets and Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)	Total
September 30, 2012:				
Domestic equity	$ 7.7	$ —	$ —	$ 7.7
Fixed income	3.4	—	—	3.4
Cash equivalents	—	0.1	—	0.1
Total	$ 11.1	$ 0.1	$ —	$ 11.2
September 30, 2011:				
Domestic equity	$ 6.1	$ —	$ —	$ 6.1
Fixed income	3.3	—	—	3.3
Cash equivalents	—	0.4	—	0.4
Total	$ 9.4	$ 0.4	$ —	$ 9.8

The expected long-term rates of return on U.S. Pension Plan and VEBA trust assets have been developed using a best estimate of expected returns, volatilities and correlations for each asset class. The estimates are based on historical capital market performance data and future expectations provided by independent consultants. Future expectations are determined by using simulations that provide a wide range of scenarios of future market performance. The market conditions in these simulations consider the long-term relationships between equities and fixed income as well as current market conditions at the start of the simulation. The expected rate begins with a risk-free rate of return with other factors being added such as inflation, duration, credit spreads and equity risk premiums. The rates of return derived from this process are applied to our target asset allocation to develop a reasonable return assumption.

Defined Contribution Plans. We sponsor 401(k) savings plans for eligible employees of UGI and certain of UGI's domestic subsidiaries. Generally, participants in these plans may contribute a portion of their compensation on either a before-tax basis, or on both a before-tax and after-tax basis. These plans also provide for employer matching contributions at various rates. The cost of benefits under the savings plans totaled $13.7 in Fiscal 2012, $10.4 in Fiscal 2011 and $9.8 in Fiscal 2010.

(Millions of dollars and euros, except per share amounts and where indicated otherwise)

Note 8 — Utility Regulatory Assets and Liabilities and Regulatory Matters

The following regulatory assets and liabilities associated with Utilities are included in our accompanying balance sheets at September 30:

	2012	2011
Regulatory assets:		
Income taxes recoverable	$ 103.2	$ 97.9
Underfunded pension and postretirement plans	188.2	150.7
Environmental costs	16.8	19.5
Deferred fuel and power costs	11.6	12.2
Removal costs, net	12.7	12.3
Other	5.9	7.8
Total regulatory assets	$ 338.4	$ 300.4
Regulatory liabilities:		
Postretirement benefits	$ 13.1	$ 11.5
Environmental overcollections	2.9	4.7
Deferred fuel and power refunds	4.4	6.6
State tax benefits — distribution system repairs	7.4	6.3
Other	0.5	0.7
Total regulatory liabilities	$ 28.3	$ 29.8

Income taxes recoverable. This regulatory asset is the result of recording deferred tax liabilities pertaining to temporary tax differences principally as a result of the pass through to ratepayers of accelerated tax depreciation for state income tax purposes, and the flow through of accelerated tax depreciation for federal income tax purposes for certain years prior to 1981. These deferred taxes have been reduced by deferred tax assets pertaining to utility deferred investment tax credits. Utilities has recorded regulatory income tax assets related to these deferred tax liabilities representing future revenues recoverable through the ratemaking process over the average remaining depreciable lives of the associated property ranging from 1 to approximately 50 years.

Underfunded pension and other postretirement plans. This regulatory asset represents the portion of prior service cost and net actuarial losses associated with pension and other postretirement benefits which are probable of being recovered through future rates based upon established regulatory practices. These regulatory assets are adjusted annually or more frequently under certain circumstances when the funded status of the plans is recorded in accordance with GAAP. These costs are amortized over the average remaining future service lives of plan participants.

Environmental costs. Environmental costs represent amounts actually spent by UGI Gas to clean up sites in Pennsylvania as well as the portion of estimated probable future environmental remediation and investigation costs principally at manufactured gas plant ("MGP") sites that CPG and PNG expect to incur in conjunction with remediation consent orders and agreements with the Pennsylvania Department of Environmental Protection (see Note 15). UGI Gas is currently permitted to include in rates, through future base rate proceedings, a five-year average of prudently incurred remediation costs at Pennsylvania sites. PNG and CPG are currently recovering and expect to continue to recover environmental remediation and investigation costs in base rate revenues. At September 30, 2012, the period over which PNG and CPG expect to recover these costs will depend upon future remediation activity.

Deferred fuel and power — costs and refunds. Gas Utility's tariffs and, commencing January 1, 2010, Electric Utility's default service ("DS") tariffs (as further described below under "Electric Utility DS Rates") contain clauses which permit recovery of all prudently incurred purchased gas and power costs through the application of purchased gas cost ("PGC") rates in the case of Gas Utility and DS rates in the case of Electric Utility. The clauses provide for periodic adjustments to PGC and DS rates for differences between the total amount of purchased gas and electric generation supply costs collected from customers and recoverable costs incurred. Net undercollected costs are classified as a regulatory asset and net overcollections are classified as a regulatory liability.

Gas Utility uses derivative financial instruments to reduce volatility in the cost of gas it purchases for firm- residential, commercial and industrial ("retail core-market") customers. Realized and unrealized gains or losses on natural gas derivative

(Millions of dollars and euros, except per share amounts and where indicated otherwise)

financial instruments are included in deferred fuel costs or refunds. Net unrealized gains (losses) on such contracts at September 30, 2012 and 2011 were $5.3 and $(3.1), respectively.

Electric Utility enters into forward electricity purchase contracts to meet a substantial portion of its electricity supply needs. During Fiscal 2010, Electric Utility determined that it could no longer assert that it would take physical delivery of substantially all of the electricity it had contracted for under its forward power purchase agreements and, as a result, such contracts no longer qualified for the normal purchases and normal sales exception under GAAP related to derivative financial instruments. As a result, Electric Utility's electricity supply contracts are required to be recorded on the balance sheet at fair value with an associated adjustment to regulatory assets or liabilities in accordance with GAAP relating to rate-regulated entities. At September 30, 2012 and 2011, the fair values of Electric Utility's electricity supply contracts were losses of $9.2 and $8.7, respectively, which amounts are reflected in current derivative financial instruments and other noncurrent liabilities on the Consolidated Balance Sheets with equal and offsetting amounts reflected in deferred fuel and power costs in the table above.

In order to reduce volatility associated with a substantial portion of its electric transmission congestion costs, Electric Utility obtains financial transmission rights ("FTRs"). FTRs are derivative financial instruments that entitle the holder to receive compensation for electricity transmission congestion charges when there is insufficient electricity transmission capacity on the electric transmission grid. Because Electric Utility is entitled to fully recover its DS costs commencing January 1, 2010, realized and unrealized gains or losses on FTRs associated with periods beginning January 1, 2010 are included in deferred fuel and power costs or deferred fuel and power refunds. At September 30, 2012 and 2011, such gains or losses were not material.

Removal costs, net. This regulatory asset represents costs incurred, net of salvage, associated with the retirement of depreciable utility plant. At September 30, 2012, UGI Utilities expects to recover these costs over periods of 1 to 5 years.

Postretirement benefits. Gas Utility and Electric Utility are recovering ongoing postretirement benefit costs at amounts permitted by the PUC in prior base rate proceedings. With respect to UGI Gas and Electric Utility, the difference between the amounts recovered through rates and the actual costs incurred in accordance with accounting for postretirement benefits are being deferred for future refund to or recovery from ratepayers. Such amounts are reflected in regulatory liabilities in the table above.

Environmental overcollections. This regulatory liability represents the difference between amounts recovered in rates and actual costs incurred (net of insurance proceeds) associated with the terms of a consent order agreement between CPG and the Pennsylvania Department of Environmental Protection to remediate certain gas plant sites.

State income tax benefits — distribution system repairs. This regulatory liability represents Pennsylvania state income tax benefits, net of federal income tax expense, resulting from the deduction for income tax purposes of repair and maintenance costs associated with Gas Utility or Electric Utility assets which are capitalized for regulatory and GAAP reporting. The tax benefits associated with these repair and maintenance deductions will be reflected as a reduction to income tax expense over the remaining tax lives of the related book assets.

Other. Other regulatory assets comprise a number of items including, among others, deferred postretirement costs, deferred asset retirement costs, deferred rate case expenses, customer choice implementation costs and deferred software development costs. At September 30, 2012, UGI Utilities expects to recover these costs over periods of approximately 1 to 5 years.

UGI Utilities' regulatory liabilities relating to postretirement benefits, environmental overcollections and state tax benefits — distribution system repairs are included in other noncurrent liabilities on the Consolidated Balance Sheets. UGI Utilities does not recover a rate of return on its regulatory assets.

Other Regulatory Matters

Distribution System Improvement Charge Legislation. On April 14, 2012, legislation enabling gas and electric utilities in Pennsylvania to seek surcharge recovery of eligible capital investment in distribution system infrastructure improvement projects became effective. The surcharge enabled by the legislation is known as a distribution system improvement charge ("DSIC"). The primary benefit to a company from a DSIC surcharge is the elimination of regulatory lag, or delayed rate recognition, that occurs under traditional ratemaking relating to qualifying capital expenditures, for up to five percent of distribution rates. To be eligible for a DSIC, a utility must have filed a general rate filing within five years of its petition seeking permission to include a DSIC in its tariff. Filings to implement a DSIC surcharge may be filed no earlier than January 2, 2013.

Allentown, Pennsylvania Natural Gas Incident. On October 3, 2012, UGI Utilities and the PUC Bureau of Investigation and

(Millions of dollars and euros, except per share amounts and where indicated otherwise)

Enforcement ("PUC Staff") submitted a Joint Settlement Petition ("Joint Settlement") to settle all regulatory compliance issues raised in the PUC Staff's formal complaint, issued on June 11, 2012 ("PUC Staff Complaint)", pertaining to a natural gas explosion which occurred on February 9, 2011, in Allentown, Pennsylvania and resulted in five deaths, several personal injuries and significant property damage (the "Incident"). The PUC Staff Complaint had alleged that UGI Utilities had committed six violations of gas safety regulations and UGI Utilities' operating procedures related to its cast iron main replacement and gas odorant monitoring programs, and its emergency response to the Incident. As part of the Joint Settlement, UGI Utilities has agreed (i) to the assessment of a $0.4 civil penalty; (ii) to accelerate the time frame for UGI Utilities, CPG, and PNG to replace the remainder of its cast iron mains to 14 years, and (iii) to install odorant monitoring and injection equipment in its natural gas system at a number of supply points, but does not concede to having violated any regulation or operating procedure. Under the Joint Settlement, UGI Utilities, CPG and PNG have also agreed to not seek recovery of the related annual cost of capital return requirements through a DSIC for a period of 24 months but are permitted to retain the current 30-year timeframe for replacing the remainder of their bare steel mains. On October 31, 2012, the PUC administrative law judge issued an initial decision approving the settlement. The provisions of the Joint Settlement will become effective if the initial decision becomes final or if the PUC determines to review the initial decision and issues a final order approving the terms and conditions of the Joint Settlement without modification. The Company does not believe that the cost of complying with the requirements of the Joint Settlement will have a material impact on UGI Utilities' consolidated financial position, results of operations or cash flows.

CPG Base Rate Filing. On January 14, 2011, CPG filed a request with the PUC to increase its operating revenues by $16.5 annually. Among other things, the increased revenues would fund system improvements and operations necessary to maintain safe and reliable natural gas service and fund new programs that would provide rebates and other incentives for customers to install new high-efficiency equipment (collectively, "Energy and Efficiency Conservation Program"). On June 23, 2011, a Joint Petition for Approval of Settlement of All Issues ("Joint Petition") was filed with the PUC based upon agreements with the active parties regarding the requested base operating revenue increase. On August 11, 2011, the PUC approved the settlement agreement which resulted in an increase in annual base rate revenues of $8.0 as well as $0.9 in revenues per year for use in CPG's Energy and Efficiency Conservation Program. The increase became effective August 30, 2011. During Fiscal 2012, the PUC reversed its earlier decision related to the $0.9 increase in revenue associated with the Energy and Efficiency Conservation Program and required CPG to refund revenue it had collected for that program.

Electric Utility DS Rates. Beginning January 1, 2010, Electric Utility operates under a DS rate mechanism approved by the PUC that allows for full recovery of all DS costs incurred on and after January 1, 2010. Prior to January 1, 2010, the terms and conditions under which Electric Utility provided provider of last resort ("POLR") service, and rules governing the rates that may be charged for such service through December 31, 2009, were established in a series of PUC approved settlements (collectively, the "POLR Settlement"). In accordance with the POLR Settlement, Electric Utility could increase its POLR rates up to certain limits through December 31, 2009.

Transfers of Assets. On October 21, 2010, the Federal Energy Regulatory Commission ("FERC") approved and later affirmed CPG's application to abandon a storage service and approved the transfer of its Tioga, Meeker and Wharton natural gas storage facilities, along with related assets, to UGI Storage Company, a subsidiary of Energy Services. The PUC approved the transfer subject to, among other things, a reduction in base rates and CPG's agreement to charge PGC customers, for a period of three years, no more for storage services from the transferred assets than they would have paid before the transfer, to the extent used. On April 1, 2011, the storage facilities were dividended to UGI and subsequently contributed to UGI Storage Company. The net book value of the storage facility assets was $10.9. Compliance with the provisions of the PUC Order approving the transfer of the storage assets did not have a material impact on the results of operations of Gas Utility. Concurrent with the April 1, 2011 transfer, CPG entered into a one-year firm storage service agreement with UGI Storage Company.

On December 1, 2010, PNG filed an application with the PUC for expedited review and approval of the transfer of a 9-mile natural gas pipeline, related facilities, and right of way located in Mehoopany, Pennsylvania (the "Auburn Line") to Energy Services. The PUC approved the transfer and in September 2011 the Auburn Line was dividended to UGI and subsequently contributed to Energy Services. The net book value of the Auburn Line was $1.1.

(Millions of dollars and euros, except per share amounts and where indicated otherwise)

Note 9 — Inventories

Inventories comprise the following at September 30:

	2012	2011
Non-utility LPG and natural gas	$ 240.7	$ 222.2
Gas Utility natural gas	57.7	95.6
Materials, supplies and other	58.5	45.2
Total inventories	$ 356.9	$ 363.0

At September 30, 2012, UGI Utilities is a party to three storage contract administrative agreements ("SCAAs"), two of which expire in October 2012 and one of which expires in October 2013. Pursuant to these and predecessor SCAAs, UGI Utilities has, among other things, released certain storage and transportation contracts for the terms of the SCAAs. UGI Utilities also transferred certain associated storage inventories upon commencement of the SCAAs, will receive a transfer of storage inventories at the end of the SCAAs, and makes payments associated with refilling storage inventories during the terms of the SCAAs. The historical cost of natural gas storage inventories released under the SCAAs, which represents a portion of Gas Utility's total natural gas storage inventories, and any exchange receivable (representing amounts of natural gas inventories used by the other parties to the agreement but not yet replenished), are included in the caption "Gas Utility natural gas" in the table above. The carrying values of gas storage inventories released under the SCAAs to non-affiliates at September 30, 2012 and 2011 comprising 3.8 billion cubic feet ("bcf") and 3.9 bcf of natural gas was $11.4 and $19.0, respectively. Effective November 1, 2012, UGI Utilities entered into two new SCAAs having terms of three years.

Note 10 — Property, Plant and Equipment

Property, plant and equipment comprise the following at September 30:

	2012	2011
Utilities:		
Distribution	$ 2,047.8	$ 1,951.9
Transmission	85.4	83.4
General and other, including work in process	162.5	165.7
Total Utilities	2,295.7	2,201.0
Non-utility:		
Land	175.0	98.5
Buildings and improvements	283.3	214.8
Transportation equipment	246.5	112.6
Equipment, primarily cylinders and tanks	3,041.1	2,127.6
Electric generation	254.3	230.0
Other, including work in process	223.2	300.0
Total non-utility	4,223.4	3,083.5
Total property, plant and equipment	$ 6,519.1	$ 5,284.5

Note 11 — Goodwill and Intangible Assets

Goodwill and intangible assets comprise the following at September 30:

(Millions of dollars and euros, except per share amounts and where indicated otherwise)

	2012	2011
Goodwill (not subject to amortization)	$ 2,818.3	$ 1,562.2
Intangible assets:		
Customer relationships, noncompete agreements and other	$ 691.9	$ 232.1
Trademarks and tradenames (not subject to amortization)	137.2	47.9
Gross carrying amount	829.1	280.0
Accumulated amortization	(170.9)	(132.2)
Intangible assets, net	$ 658.2	$ 147.8

Changes in the carrying amount of goodwill are as follows:

				International Propane			
	AmeriGas Propane	Gas Utility	Energy Services	Antargaz	Flaga & Other	Corporate & Other	Total
Balance September 30, 2010	$ 683.1	$ 180.1	$ 2.8	$ 602.7	$ 87.0	$ 7.0	$ 1,562.7
Goodwill acquired	13.1	—	—	—	—	—	13.1
Purchase accounting adjustments	0.1	2.0	—	—	(3.2)	—	(1.1)
Foreign currency translation	—	—	—	(10.9)	(1.6)	—	(12.5)
Balance September 30, 2011	696.3	182.1	2.8	591.8	82.2	7.0	1,562.2
Goodwill acquired	1,223.1	—	—	46.4	13.7	—	1,283.2
Purchase accounting adjustments	(0.2)	—	—	—	—	—	(0.2)
Foreign currency translation	—	—	—	(26.2)	(0.7)	—	(26.9)
Balance September 30, 2012	$ 1,919.2	$ 182.1	$ 2.8	$ 612.0	$ 95.2	$ 7.0	$ 2,818.3

We amortize customer relationships and noncompete agreement intangibles over their estimated periods of benefit which do not exceed 15 years. Amortization expense of intangible assets was $44.5 in Fiscal 2012, $20.4 in Fiscal 2011 and $19.9 in Fiscal 2010. Estimated amortization expense of intangible assets during the next five fiscal years is as follows: Fiscal 2013 — $51.8; Fiscal 2014 — $50.5; Fiscal 2015 — $47.4; Fiscal 2016 — $41.3; Fiscal 2017 — $35.0. There were no accumulated impairment losses at September 30, 2012.

Note 12 — Series Preferred Stock

UGI has 10,000,000 shares of UGI Series Preferred Stock authorized for issuance, including both series subject to and series not subject to mandatory redemption. We had no shares of UGI Series Preferred Stock outstanding at September 30, 2012 or 2011.

UGI Utilities has 2,000,000 shares of UGI Utilities Series Preferred Stock authorized for issuance, including both series subject to and series not subject to mandatory redemption. At September 30, 2012 and 2011, there were no shares of UGI Utilities Series Preferred Stock outstanding.

(Millions of dollars and euros, except per share amounts and where indicated otherwise)

Note 13 — Common Stock and Equity-Based Compensation

UGI Common Stock share activity for Fiscal 2010, Fiscal 2011 and Fiscal 2012 follows:

	Issued	Treasury	Outstanding
Balance, September 30, 2009	115,261,294	(6,514,587)	108,746,707
Issued:			
Employee and director plans	139,000	1,390,207	1,529,207
Dividend reinvestment plan	—	97,673	97,673
Balance, September 30, 2010	115,400,294	(5,026,707)	110,373,587
Issued:			
Employee and director plans	106,800	1,263,065	1,369,865
Dividend reinvestment plan	—	92,570	92,570
Balance, September 30, 2011	115,507,094	(3,671,072)	111,836,022
Issued:			
Employee and director plans	117,500	824,925	942,425
Dividend reinvestment plan	—	104,994	104,994
Shares reacquired - employee and director plans	—	(263,020)	(263,020)
Balance, September 30, 2012	115,624,594	(3,004,173)	112,620,421

As a result of the January 2012 issuance of 29,567,362 AmeriGas Partners Common Units to ETP in conjunction with the Heritage Acquisition and related General Partner Common Unit transactions (see Note 4), and the March 2012 issuance of 7,000,000 AmeriGas Partners Common Units pursuant to AmeriGas Partners' public offering (see Note 14), the Company recorded a $196.3 increase in UGI Corporation stockholders' equity (which amount is net of deferred income taxes) and an associated $321.4 pre-tax decrease in noncontrolling interests equity.

Equity-Based Compensation

The Company grants equity-based awards to employees and non-employee directors comprising UGI stock options, grants of UGI stock-based equity instruments and grants of AmeriGas Partners Common Unit-based equity instruments as further described below. We recognized total pre-tax equity-based compensation expense of $14.5 ($8.7 after-tax), $15.6 ($10.3 after-tax) and $13.2 ($8.7 after-tax) in Fiscal 2012, Fiscal 2011 and Fiscal 2010, respectively.

UGI Equity-Based Compensation Plans and Awards. Under the UGI Corporation 2004 Omnibus Equity Compensation Plan Amended and Restated as of December 5, 2006 (the "OECP"), we may grant options to acquire shares of UGI Common Stock, stock appreciation rights ("SARs"), UGI Units (comprising "Stock Units" and "UGI Performance Units") and other equity-based awards to key employees and non-employee directors. The exercise price for options may not be less than the fair market value on the grant date. Awards granted under the OECP may vest immediately or ratably over a period of years, and stock options can be exercised no later than ten years from the grant date. In addition, the OECP provides that awards of UGI Units may also provide for the crediting of dividend equivalents to participants' accounts. Except in the event of retirement, death or disability, each grant, unless paid, will terminate when the participant ceases to be employed. There are certain change of control and retirement eligibility conditions that, if met, generally result in accelerated vesting or elimination of further service requirements.

Under the OECP, awards representing up to 15,000,000 shares of UGI Common Stock may be granted. The maximum number of shares that may be issued pursuant to grants other than stock options or SARs is 3,200,000. Dividend equivalents on UGI Unit awards to employees will be paid in cash. Dividend equivalents on non-employee director awards are accumulated in additional Stock Units. UGI Unit awards granted to employees and non-employee directors are settled in shares of Common Stock and cash. UGI Unit awards granted to Antargaz employees are settled in shares of Common Stock. With respect to UGI Performance Unit awards, the actual number of shares (or their cash equivalent) ultimately issued, and the actual amount of dividend equivalents paid, is generally dependent upon the achievement of market performance goals and service conditions. It is our practice to issue treasury shares to satisfy substantially all option exercises and UGI Unit awards. We do not expect to repurchase shares on the market for such purposes during Fiscal 2013. Beginning during Fiscal 2012, options granted under the OECP may be net exercised whereby shares equal to the option price and grantee's minimum applicable payroll tax withholding are withheld from the number

(Millions of dollars and euros, except per share amounts and where indicated otherwise)

of shares payable ("net exercise"). We record shares withheld under option net exercises as shares reacquired.

UGI Stock Option Awards. Stock option transactions under the OECP and predecessor plans for Fiscal 2010, Fiscal 2011 and Fiscal 2012 follow:

	Shares	Weighted Average Option Price	Total Intrinsic Value	Weighted Average Contract Term (Years)
Shares under option — September 30, 2009	7,501,493	$ 22.74	$ 23.2	6.4
Granted	1,394,300	$ 24.37		
Cancelled	(62,501)	$ 25.12		
Exercised	(1,276,247)	$ 18.09	$ 11.7	
Shares under option — September 30, 2010	7,557,045	$ 23.81	$ 36.2	6.5
Granted	1,443,558	$ 31.55		
Cancelled	(235,437)	$ 27.79		
Exercised	(1,091,987)	$ 20.95	$ 11.4	
Shares under option — September 30, 2011	7,673,179	$ 25.55	$ 15.1	6.2
Granted	1,508,050	$ 29.26		
Cancelled	(321,600)	$ 27.74		
Exercised	(801,857)	$ 20.93	$ 7.2	
Shares under option — September 30, 2012	8,057,772	$ 26.62	$ 41.4	6.1
Options exercisable — September 30, 2010	4,706,376	$ 22.99		
Options exercisable — September 30, 2011	4,879,784	$ 24.15		
Options exercisable — September 30, 2012	5,317,698	$ 25.32	$ 34.2	5.0
Non-vested options — September 30, 2012	2,740,074	$ 29.13	$ 7.2	8.3

Cash received from stock option exercises and associated tax benefits were $16.8 and $2.3, $22.9 and $3.8, and $23.1 and $4.3 in Fiscal 2012, Fiscal 2011 and Fiscal 2010, respectively. As of September 30, 2012, there was $4.2 of unrecognized compensation cost associated with unvested stock options that is expected to be recognized over a weighted-average period of 2 years.

The following table presents additional information relating to stock options outstanding and exercisable at September 30, 2012:

	Range of exercise prices			
	Under $20.00	$20.00 - $25.00	$25.01 - $30.00	Over $30.00
Options outstanding at September 30, 2012:				
Number of options	162,300	2,996,470	3,529,044	1,369,958
Weighted average remaining contractual life (in years)	1.5	5.3	6.3	7.8
Weighted average exercise price	$ 16.92	$ 23.29	$ 27.99	$ 31.53
Options exercisable at September 30, 2012:				
Number of options	162,300	2,546,170	2,164,909	444,319
Weighted average exercise price	$ 16.92	$ 23.12	$ 27.26	$ 31.60

UGI Stock Option Fair Value Information. The per share weighted-average fair value of stock options granted under our option plans was $4.31 in Fiscal 2012, $5.40 in Fiscal 2011 and $4.49 in Fiscal 2010. These amounts were determined using a Black-Scholes option pricing model which values options based on the stock price at the grant date, the expected life of the option, the estimated volatility of the stock, expected dividend payments and the risk-free interest rate over the expected life of the option.

(Millions of dollars and euros, except per share amounts and where indicated otherwise)

The expected life of option awards represents the period of time during which option grants are expected to be outstanding and is derived from historical exercise patterns. Expected volatility is based on historical volatility of the price of UGI's Common Stock. Expected dividend yield is based on historical UGI dividend rates. The risk free interest rate is based on U.S. Treasury bonds with terms comparable to the options in effect on the date of grant.

The assumptions we used for valuing option grants during Fiscal 2012, Fiscal 2011 and Fiscal 2010 are as follows:

	2012	2011	2010
Expected life of option	5.75 years	5.75 years	5.75 years
Weighted average volatility	24.7%	24.3%	24.0%
Weighted average dividend yield	3.5%	3.4%	3.3%
Expected volatility	24.7%	23.8% - 24.3%	24.0%
Expected dividend yield	3.3% - 3.7%	3.1% - 3.4%	3.3% - 3.4%
Risk free rate	0.8% - 1.1%	1.2% - 2.4%	1.7% - 3.1%

UGI Unit Awards. UGI Stock Unit and UGI Performance Unit awards entitle the grantee to shares of UGI Common Stock or cash once the service condition is met and, with respect to UGI Performance Unit awards, subject to market performance conditions. UGI Performance Unit grant recipients are awarded a target number of Performance Units. The number of UGI Performance Units ultimately paid at the end of the performance period (generally three years) may be higher or lower than the target amount, or even zero, based on UGI's Total Shareholder Return ("TSR") percentile rank relative to companies in the Standard & Poor's Utilities Index for grants prior to January 1, 2011 and the Russell Midcap Utility Index (excluding telecommunication companies) for grants on or after January 1, 2011 ("UGI comparator group"). Based on the TSR percentile rank, grantees may receive 0% to 200% of the target award granted. If UGI's TSR ranks below the 40th percentile compared to the UGI comparator group, the employee will not be paid. At the 40th percentile, the employee will be paid an award equal to 50% of the target award; at the 50th percentile, 100%; and at the 100th percentile, 200%. The actual amount of the award is interpolated between these percentile rankings. Dividend equivalents are paid in cash only on UGI Performance Units that eventually vest.

The fair value of UGI Stock Units on the grant date is equal to the market price of UGI Stock on the grant date. Under GAAP, UGI Performance Units are equity awards with a market-based condition which, if settled in shares, results in the recognition of compensation cost over the requisite employee service period regardless of whether the market-based condition is satisfied. The fair values of UGI Performance Units are estimated using a Monte Carlo valuation model. The fair value associated with the target award is accounted for as equity and the fair value of the award over the target, as well as all dividend equivalents, is accounted for as a liability. The expected term of the UGI Performance Unit awards is three years based on the performance period. Expected volatility is based on the historical volatility of UGI Common Stock over a three-year period. The risk-free interest rate is based on the yields on U.S. Treasury bonds at the time of grant. Volatility for all companies in the UGI comparator group is based on historical volatility.

The following table summarizes the weighted average assumptions used to determine the fair value of UGI Performance Unit awards and related compensation costs:

	Grants Awarded in Fiscal		
	2012	2011	2010
Risk free rate	0.4%	1.0%	1.7%
Expected life	3 years	3 years	3 years
Expected volatility	22.2%	27.6%	28.0%
Dividend yield	3.5%	3.2%	3.3%

The weighted-average grant date fair value of UGI Performance Unit awards was estimated to be $27.25 for Units granted in Fiscal 2012, $35.19 for Units granted in Fiscal 2011 and $22.51 for Units granted in Fiscal 2010.

(Millions of dollars and euros, except per share amounts and where indicated otherwise)

The following table summarizes UGI Unit award activity for Fiscal 2012:

	Total		Vested		Non-Vested	
	Number of UGI Units	Weighted Average Grant Date Fair Value (per Unit)	Number of UGI Units	Weighted Average Grant Date Fair Value (per Unit)	Number of UGI Units	Weighted Average Grant Date Fair Value (per Unit)
September 30, 2011	900,283	$ 24.13	598,955	$ 21.41	301,328	$ 29.56
UGI Performance Units:						
Granted	197,400	$ 27.25	33,518	$ 29.16	163,882	$ 26.86
Forfeited	(51,411)	$ 27.94	—	$ —	(51,411)	$ 27.94
Vested	—	$ —	110,083	$ 29.04	(110,083)	$ 29.04
Performance criteria not met	(170,481)	$ 27.82	(170,481)	$ 27.82	—	$ —
UGI Stock Units:						
Granted (a)	42,445	$ 29.69	40,945	$ 29.53	1,500	$ 34.06
Vested	—	$ —	—	$ —	—	$ —
Unit awards paid	(32,898)	$ 26.17	(32,898)	$ 26.17	—	$ —
September 30, 2012	885,338	$ 24.09	580,122	$ 21.72	305,216	$ 28.59

(a) Generally, shares granted under UGI Stock Unit awards are paid approximately 70% in shares. UGI Stock Unit awards granted in Fiscal 2011 and Fiscal 2010 were 61,945 and 27,060, respectively.

During Fiscal 2012, Fiscal 2011 and Fiscal 2010, the Company paid UGI Performance Unit and UGI Stock Unit awards in shares and cash as follows:

	2012	2011	2010
UGI Performance Unit awards:			
Number of original awards granted	210,750	197,917	193,983
Fiscal year granted	2009	2008	2007
Payment of awards:			
Shares of UGI Common Stock issued	—	142,494	123,169
Cash paid	$ —	$ 7.5	$ 2.6
UGI Stock Unit awards:			
Number of original awards granted	32,898	22,400	—
Payment of awards:			
Shares of UGI Common Stock issued	21,757	17,545	—
Cash paid	$ 0.2	$ 0.2	$ —

During Fiscal 2012, Fiscal 2011 and Fiscal 2010, we granted UGI Unit awards representing 239,845, 285,470 and 231,710 shares, respectively, having weighted-average grant date fair values per Unit of $27.68, $34.78 and $22.69, respectively.

As of September 30, 2012, there was a total of approximately $5.2 of unrecognized compensation cost associated with 885,338 UGI Unit awards outstanding that is expected to be recognized over a weighted-average period of 1.9 years. The total fair values of UGI Units that vested during Fiscal 2012, Fiscal 2011 and Fiscal 2010 were $3.6, $6.8 and $5.0, respectively. As of September 30, 2012 and 2011, total liabilities of $5.0 and $6.0, respectively, associated with UGI Unit awards are reflected in employee compensation and benefits accrued and other noncurrent liabilities in the Consolidated Balance Sheets.

At September 30, 2012, 1,436,672 shares of Common Stock were available for future grants under the OECP, of which up to 1,436,672 may be issued pursuant to future grants other than stock options or SARs.

(Millions of dollars and euros, except per share amounts and where indicated otherwise)

AmeriGas Partners Equity-Based Compensation Plans and Awards. Under the AmeriGas Propane, Inc. 2010 Long-Term Incentive Plan on Behalf of AmeriGas Partners, L.P. ("2010 Propane Plan"), the General Partner may award to employees and non-employee directors grants of AmeriGas Partners Units (comprising "AmeriGas Stock Units" and "AmeriGas Performance Units"), options, unit appreciation rights and other Common Unit-based awards. The 2010 Propane Plan succeeded the AmeriGas Propane, Inc. 2000 Long-Term Incentive Plan ("2000 Propane Plan") which expired on December 31, 2009, and replaced the AmeriGas Propane, Inc. Discretionary Long-Term Incentive Plan for Non-Executive Key Employees ("Nonexecutive Propane Plan"). The total aggregate number of Common Units that may be issued under the 2010 Propane Plan is 2,800,000. The exercise price for options may not be less than the fair market value on the date of grant. Awards granted under the 2010 Propane Plan may vest immediately or ratably over a period of years, and options can be exercised no later than ten years from the grant date. In addition, the 2010 Propane Plan provides that Common Unit-based awards may also provide for the crediting of Common Unit distribution equivalents to participants' accounts.

Recipients of AmeriGas Performance Unit awards are awarded a target number of AmeriGas Performance Units. The number of AmeriGas Performance Units ultimately paid at the end of the performance period (generally three years) may be higher or lower than the target number based upon AmeriGas Partners' Total Unitholder Return ("TUR") percentile rank relative to entities in a peer group. Percentile rankings and payout percentages are generally the same as those used for the UGI Performance Unit awards. Any Common Unit distribution equivalents earned are paid in cash. Generally, except in the event of retirement, death or disability, each grant, unless paid, will terminate when the participant ceases to be employed by the General Partner. There are certain change of control and retirement eligibility conditions that, if met, generally result in accelerated vesting or elimination of further service requirements.

As a result of the Heritage Acquisition, certain Heritage Propane employees were awarded AmeriGas Performance Units, AmeriGas Stock Units (in the form of phantom units), or a combination of AmeriGas Performance Units and AmeriGas Stock Units. The terms of the Performance Unit awards granted to Heritage Propane employees are generally the same as those described above. The AmeriGas Stock Units awards granted to Heritage employees vest in tranches with certain awards beginning to vest in January 2013 through January 2016. Certain of the AmeriGas Stock Unit awards provide for accelerated vesting under certain conditions. Under certain conditions all or a portion of these awards could be forfeited. The AmeriGas Stock Unit awards granted to Heritage Propane employees provide for the crediting of distribution equivalents to participants' accounts.

Under GAAP, AmeriGas Performance Units are equity awards with a market-based condition which, if settled in Common Units, results in the recognition of compensation cost over the requisite employee service period regardless of whether the market-based condition is satisfied. The fair values of AmeriGas Performance Units are estimated using a Monte Carlo valuation model. The fair value associated with the target award and the award above the target, if any, which will be paid in Common Units, is accounted for as equity and the fair value of all Common Unit distribution equivalents, which will be paid in cash, is accounted for as a liability. The expected term of the AmeriGas Performance Unit awards is three years based on the performance period. Expected volatility is based on the historical volatility of Common Units over a three-year period. The risk-free interest rate is based on the rates on U.S. Treasury bonds at the time of grant. Volatility for all limited partnerships in the peer group is based on historical volatility.

The following table summarizes the weighted-average assumptions used to determine the fair value of AmeriGas Performance Unit awards and related compensation costs:

	Grants Awarded in Fiscal		
	2012	2011	2010
Risk-free rate	0.4%	1.0%	1.7%
Expected life	3 years	3 years	3 years
Expected volatility	23.0%	34.6%	35.0%
Dividend yield	6.4%	5.8%	6.8%

The General Partner granted awards under the 2010 Propane Plan representing 248,818, 49,287 and 57,750 Common Units in Fiscal 2012, Fiscal 2011 and Fiscal 2010, respectively, having weighted-average grant date fair values per Common Unit subject to award of $43.22, $53.19 and $41.39, respectively. At September 30, 2012, 2,517,419 Common Units were available for future award grants under the 2010 Propane Plan.

(Millions of dollars and euros, except per share amounts and where indicated otherwise)

The following table summarizes AmeriGas Common Unit-based award activity for Fiscal 2012:

	Total		Vested		Non-Vested	
	Number of AmeriGas Partners Common Units Subject to Award	Weighted Average Grant Date Fair Value (per Unit)	Number of AmeriGas Partners Common Units Subject to Award	Weighted Average Grant Date Fair Value (per Unit)	Number of AmeriGas Partners Common Units Subject to Award	Weighted Average Grant Date Fair Value (per Unit)
September 30, 2011	155,356	$ 41.79	62,638	$ 38.20	92,718	$ 44.22
AmeriGas Performance Units:						
Granted	55,150	$ 48.28	8,665	$ 48.28	46,485	$ 48.28
Forfeited	(15,068)	$ 50.37	—	$ —	(15,068)	$ 50.37
Vested	—	$ —	36,833	$ 39.28	(36,833)	$ 39.28
Performance criteria not met	(48,633)	$ 32.17	(48,633)	$ 32.17	—	$ —
AmeriGas Stock Units:						
Granted	193,668	$ 41.77	66,244	$ 41.81	127,424	$ 41.76
Forfeited	(10,360)	$ 41.42	—	$ —	(10,360)	$ 41.42
Vested	—	$ —	6,050	$ 35.05	(6,050)	$ 35.05
Awards paid	(66,146)	$ 40.72	(66,146)	$ 40.72	—	$ —
September 30, 2012	263,967	$ 44.70	65,651	$ 45.42	198,316	$ 44.47

During Fiscal 2012, Fiscal 2011 and Fiscal 2010, the Partnership paid AmeriGas Common Unit-based awards in Common Units and cash as follows:

	2012 (a)	2011	2010
Number of Common Units subject to original awards granted	60,200	41,064	49,650
Fiscal year granted	2009	2008	2007
Payment of awards:			
AmeriGas Partners Common Units issued	3,500	35,787	42,121
Cash paid	$ 0.1	$ 1.2	$ 1.2

(a) In addition, 40,516 AmeriGas Stock Units, and $0.9 in cash, were paid to Heritage Propane employees associated with awards granted in Fiscal 2012.

As of September 30, 2012, there was a total of approximately $3.0 of unrecognized compensation cost associated with 263,967 Common Units subject to award that is expected to be recognized over a weighted-average period of 2.0 years. The total fair value of Common Unit-based awards that vested during Fiscal 2012, Fiscal 2011 and Fiscal 2010 was $5.1, $2.0 and $2.0, respectively. As of September 30, 2012 and 2011, total liabilities of $1.1 and $1.2 associated with Common Unit-based awards are reflected in employee compensation and benefits accrued and other noncurrent liabilities in the Consolidated Balance Sheets.

Note 14 — Partnership Distributions and Common Unit Offering

The Partnership makes distributions to its partners approximately 45 days after the end of each fiscal quarter in a total amount equal to its Available Cash for such quarter. Available Cash generally means:

1. all cash on hand at the end of such quarter,
2. plus all additional cash on hand as of the date of determination resulting from borrowings after the end of such quarter,
3. less the amount of cash reserves established by the General Partner in its reasonable discretion.

(Millions of dollars and euros, except per share amounts and where indicated otherwise)

The General Partner may establish reserves for the proper conduct of the Partnership's business and for distributions during the next four quarters.

Distributions of Available Cash are made 98% to limited partners and 2% to the General Partner (representing a 1% General Partner interest in AmeriGas Partners and 1.01% interest in AmeriGas OLP) until Available Cash exceeds the Minimum Quarterly Distribution of $0.55 and the First Target Distribution of $0.055 per Common Unit (or a total of $0.605 per Common Unit). When Available Cash exceeds $0.605 per Common Unit in any quarter, the General Partner will receive a greater percentage of the total Partnership distribution (the "incentive distribution") but only with respect to the amount by which the distribution per Common Unit to limited partners exceeds $0.605.

During Fiscal 2012, Fiscal 2011 and Fiscal 2010, the Partnership made quarterly distributions to Common Unitholders in excess of $0.605 per limited partner unit. As a result, the General Partner has received a greater percentage of the total Partnership distribution than its aggregate 2% general partner interest in AmeriGas OLP and AmeriGas Partners. The total amount of distributions received by the General Partner with respect to its aggregate 2% general partner ownership interests totaled $19.7 in Fiscal 2012, $9.0 in Fiscal 2011 and $6.9 in Fiscal 2010. Included in these amounts are incentive distributions received by the General Partner during Fiscal 2012, Fiscal 2011 and Fiscal 2010 of $13.0, $5.0 and $3.0, respectively.

In March 2012, AmeriGas Partners sold 7,000,000 Common Units in an underwritten public offering at a public offering price of $41.25 per unit. The net proceeds of the public offering totaling $276.6 and the associated capital contributions from the General Partner totaling $2.8 were used to redeem $200 of 6.50% Senior Notes pursuant to a tender offer, to reduce bank loan borrowings and for general partnership purposes.

Note 15 — Commitments and Contingencies

Commitments

We lease various buildings and other facilities and vehicles, computer and office equipment under operating leases. Certain of our leases contain renewal and purchase options and also contain step-rent provisions. Our aggregate rental expense for such leases was $77.9 in Fiscal 2012, $69.8 in Fiscal 2011 and $70.6 in Fiscal 2010.

Minimum future payments under operating leases with non-affiliates that have initial or remaining noncancelable terms in excess of one year are as follows:

	2013	2014	2015	2016	2017	After 2017
AmeriGas Propane	$ 62.0	$ 48.8	$ 39.4	$ 30.3	$ 23.1	$ 63.9
UGI Utilities	5.4	4.3	3.4	3.1	1.8	2.3
International Propane	8.0	5.6	3.4	2.6	2.4	2.3
Other	2.0	1.7	1.3	1.1	0.3	0.1
Total	$ 77.4	$ 60.4	$ 47.5	$ 37.1	$ 27.6	$ 68.6

Our businesses enter into contracts of varying lengths and terms to meet their supply, pipeline transportation, storage, capacity and energy needs. Gas Utility has gas supply agreements with producers and marketers with terms not exceeding one year. Gas Utility also has agreements for firm pipeline transportation and natural gas storage services, which Gas Utility may terminate at various dates through Fiscal 2022. Gas Utility's costs associated with transportation and storage capacity agreements are included in its annual PGC filings with the PUC and are recoverable through PGC rates. In addition, Gas Utility has short-term gas supply agreements which permit it to purchase certain of its gas supply needs on a firm or interruptible basis at spot-market prices. Electric Utility purchases its electricity needs under contracts with various suppliers and on the spot market. Contracts with producers for energy needs expire at various dates through Fiscal 2014. Midstream & Marketing enters into fixed-price contracts with suppliers to purchase natural gas and electricity to meet its sales commitments. Generally, these contracts have terms of less than two years. The Partnership enters into fixed-price and variable-price contracts to purchase a portion of its supply requirements. These contracts currently have terms that do not exceed four years. International Propane enters into variable-priced contracts to purchase a portion of its supply requirements that currently do not exceed four years.

(Millions of dollars and euros, except per share amounts and where indicated otherwise)

The following table presents contractual obligations with non-affiliates under Gas Utility, Electric Utility, Midstream & Marketing, AmeriGas Propane and International Propane supply, storage and service contracts existing at September 30, 2012:

	2013	2014	2015	2016	2017	After 2017
UGI Utilities supply, storage and transportation contracts	$ 173.9	$ 95.0	$ 61.8	$ 43.3	$ 26.5	$ 62.7
Midstream & Marketing supply contracts	171.1	51.4	4.7	—	—	—
AmeriGas Propane supply contracts	141.4	87.0	87.7	3.2	—	—
International Propane supply contracts	226.4	143.4	143.4	58.0	—	—
Total	$ 712.8	$ 376.8	$ 297.6	$ 104.5	$ 26.5	$ 62.7

The Partnership and International Propane also enter into other contracts to purchase LPG to meet supply requirements. Generally, these contracts are one- to three-year agreements subject to annual price and quantity adjustments.

Contingencies

Environmental Matters

CPG is party to a Consent Order and Agreement ("CPG-COA") with the Pennsylvania Department of Environmental Protection ("DEP") requiring CPG to perform a specified level of activities associated with environmental investigation and remediation work at certain properties in Pennsylvania on which manufactured gas plant ("MGP") related facilities were operated ("CPG MGP Properties") and to plug a minimum number of non-producing natural gas wells per year. In addition, PNG is a party to a Multi-Site Remediation Consent Order and Agreement ("PNG-COA") with the DEP. The PNG-COA requires PNG to perform annually a specified level of activities associated with environmental investigation and remediation work at certain properties on which MGP-related facilities were operated ("PNG MGP Properties"). Under these agreements, environmental expenditures relating to the CPG MGP Properties and the PNG MGP Properties are capped at $1.8 and $1.1, respectively, in any calendar year. The CPG-COA terminates at the end of 2013. The PNG-COA terminates in 2019 but may be terminated by either party effective at the end of any two-year period beginning with the original effective date in March 2004. At September 30, 2012 and 2011, our accrued liabilities for environmental investigation and remediation costs related to the CPG-COA and the PNG-COA totaled $15.0 and $17.9, respectively. In accordance with GAAP related to rate-regulated entities, we have recorded associated regulatory assets in equal amounts.

From the late 1800s through the mid-1900s, UGI Utilities and its former subsidiaries owned and operated a number of MGPs prior to the general availability of natural gas. Some constituents of coal tars and other residues of the manufactured gas process are today considered hazardous substances under the Superfund Law and may be present on the sites of former MGPs. Between 1882 and 1953, UGI Utilities owned the stock of subsidiary gas companies in Pennsylvania and elsewhere and also operated the businesses of some gas companies under agreement. Pursuant to the requirements of the Public Utility Holding Company Act of 1935, by the early 1950s UGI Utilities divested all of its utility operations other than certain Pennsylvania operations, including those which now constitute UGI Gas and Electric Utility.

UGI Utilities does not expect its costs for investigation and remediation of hazardous substances at Pennsylvania MGP sites to be material to its results of operations because (1) UGI Gas is currently permitted to include in rates, through future base rate proceedings, a five-year average of such prudently incurred remediation costs and (2) CPG and PNG are currently receiving regulatory recovery of estimated environmental investigation and remediation costs associated with Pennsylvania sites. At September 30, 2012, neither the undiscounted nor the accrued liability for environmental investigation and cleanup costs for UGI Gas was material.

UGI Utilities has been notified of several sites outside Pennsylvania on which private parties allege MGPs were formerly owned or operated by it or owned or operated by its former subsidiaries. Such parties are investigating the extent of environmental contamination or performing environmental remediation.

Management believes that under applicable law UGI Utilities should not be liable in those instances in which a former subsidiary owned or operated an MGP. There could be, however, significant future costs of an uncertain amount associated with environmental damage caused by MGPs outside Pennsylvania that UGI Utilities directly operated, or that were owned or operated

(Millions of dollars and euros, except per share amounts and where indicated otherwise)

by former subsidiaries of UGI Utilities if a court were to conclude that (1) the subsidiary's separate corporate form should be disregarded or (2) UGI Utilities should be considered to have been an operator because of its conduct with respect to its subsidiary's MGP.

Sag Harbor, New York Matter. By letter dated June 24, 2004, KeySpan Energy ("KeySpan") informed UGI Utilities that KeySpan has spent $2.3 and expects to spend another $11 to clean up an MGP site it owns in Sag Harbor, New York. KeySpan believes that UGI Utilities is responsible for approximately 50% of these costs as a result of UGI Utilities' alleged direct ownership and operation of the plant from 1885 to 1902. By letter dated June 6, 2006, KeySpan reported that the New York Department of Environmental Conservation has approved a remedy for the site that is estimated to cost approximately $10. KeySpan has indicated that the cost could be as high as $20. There have been no recent developments in this matter.

Omaha, Nebraska. By letter dated October 20, 2011, the City of Omaha and the Metropolitan Utilities District ("MUD") notified UGI Utilities that they had been requested by the United States Environmental Protection Agency ("EPA") to remediate a former manufactured gas plant site located in Omaha, Nebraska. According to a report prepared on behalf of the EPA identifying potentially responsible parties, a former subsidiary of a UGI Utilities' predecessor is identified as an owner and operator of the site. The City of Omaha and MUD have requested that UGI Utilities participate in the cost of remediation for this site. Because of the preliminary nature of available environmental information, the ultimate amount of expected clean up costs cannot be reasonably estimated. In addition, UGI Utilities believes that it has strong defenses to any claims that may arise relating to the remediation of this site. By letter dated November 10, 2011, the EPA notified UGI Utilities of its investigation of the site in Omaha, Nebraska, and issued an information request to UGI Utilities. UGI Utilities responded to the EPA's information request on January 17, 2012, and is cooperating with its investigation.

AmeriGas OLP Saranac Lake. By letter dated March 6, 2008, the New York State Department of Environmental Conservation ("DEC") notified AmeriGas OLP that DEC had placed property owned by the Partnership in Saranac Lake, New York, on its Registry of Inactive Hazardous Waste Disposal Sites. A site characterization study performed by DEC disclosed contamination related to former MGP operations on the site. DEC has classified the site as a significant threat to public health or environment with further action required. The Partnership has researched the history of the site and its ownership interest in the site. The Partnership has reviewed the preliminary site characterization study prepared by the DEC, the extent of contamination and the possible existence of other potentially responsible parties. The Partnership communicated the results of its research to DEC in January 2009 and is awaiting a response before doing any additional investigation. Because of the preliminary nature of available environmental information, the ultimate amount of expected clean up costs cannot be reasonably estimated.

HOLP San Bernardino. In July 2001, HOLP acquired a company that had previously received a request for information from the EPA regarding potential contribution to a widespread groundwater contamination problem in San Bernardino, California, known as the Newmark Groundwater Contamination. Although the EPA has indicated that the groundwater contamination may be attributable to releases of solvents from a former military base located within the subject area that occurred prior to the construction of the facility acquired by HOLP, it is possible that the EPA may seek to recover all or a portion of groundwater remediation costs from private parties under the Comprehensive Environmental Response, Compensation, and Liability Act ("CERCLA"). No follow-up correspondence has been received from the EPA on the matter since HOLP's acquisition of the predecessor company in 2001. Based upon information currently available to HOLP, it is believed that HOLP's liability if such action were to be taken by the EPA would not have a material adverse effect on our financial condition or results of operations.

Titan LLC Claremont, Chestertown and Bennington. In connection with the Heritage Acquisition on January 12, 2012, a predecessor of Titan LLC is purportedly the beneficial holder of title with respect to three former MGPs discussed below. The Contribution Agreement provides for indemnification from ETP for certain expenses associated with remediation of these sites.

Claremont, New Hampshire and Chestertown, Maryland. By letter dated September 30, 2010, the EPA notified Titan LLC that it may be a potentially responsible party ("PRP") for cleanup costs associated with contamination at a former MGP in Claremont, New Hampshire. In June 2010, the Maryland Attorney General ("MAG") identified Titan LLC as a PRP in connection with contamination at a former MGP in Chestertown, Maryland, and requested that Titan LLC participate in characterization and remediation activities. Titan LLC has supplied the EPA and MAG with corporate and bankruptcy information for its predecessors to support its claim that it is not liable for any remediation costs at the sites. Because of the preliminary nature of available environmental information, the ultimate amount of expected clean up costs cannot be reasonably estimated.

Bennington, Vermont. In 1996, a predecessor company of Titan LLC performed an environmental assessment of its property in Bennington, Vermont and discovered that the site was a former MGP. At that time, Titan LLC's predecessor informed the company that previously owned and operated the MGP of potential liability under CERCLA. Titan LLC has not received any requests to remediate or provide costs associated with the site. Because of the preliminary nature of available environmental

(Millions of dollars and euros, except per share amounts and where indicated otherwise)

information, the ultimate amount of expected clean up costs cannot be reasonably estimated.

Other Matters

AmeriGas Cylinder Investigation. On or about October 21, 2009, the General Partner received a notice that the Offices of the District Attorneys of Santa Clara, Sonoma, Ventura, San Joaquin and Fresno Counties and the City Attorney of San Diego (the "District Attorneys") have commenced an investigation into AmeriGas OLP's cylinder labeling and filling practices in California as a result of the Partnership's decision in 2008 to reduce the volume of propane in cylinders it sells to consumers from 17 pounds to 15 pounds. At that time, the District Attorneys issued an administrative subpoena seeking documents and information relating to those practices. We have responded to the administrative subpoena. On or about July 20, 2011, the General Partner received a second subpoena from the District Attorneys. The subpoena sought additional information and documents regarding AmeriGas OLP's cylinder exchange program and we responded to that subpoena. In connection with this matter, the District Attorneys have alleged potential violations of California's antitrust laws, California's slack-fill law, and California's principal false advertising statute. We believe we have strong defenses to these allegations.

Federal Trade Commission Investigation of Propane Grill Cylinder Filling Practices. On or about November 4, 2011, the General Partner received notice that the Federal Trade Commission ("FTC") is conducting an antitrust and consumer protection investigation into certain practices of the Partnership that relate to the filling of portable propane cylinders. On February 2, 2012, the Partnership received a Civil Investigative Demand from the FTC that requests documents and information concerning, among other things, (i) the Partnership's decision, in 2008, to reduce the volume of propane in cylinders it sells to consumers from 17 pounds to 15 pounds and (ii) cross-filling, related service arrangements and communications regarding the foregoing with competitors. The Partnership believes that it will have good defenses to any claims that may result from this investigation. We are not able to assess the financial impact this investigation or any related claims may have on the Partnership.

Purported Class Action Lawsuit. In 2005, Samuel and Brenda Swiger (the "Swigers") filed what purports to be a class action lawsuit in the Circuit Court of Harrison County, West Virginia, against UGI, an insurance subsidiary of UGI, certain officers of UGI and the General Partner, and their insurance carriers and insurance adjusters. In this lawsuit, the Swigers are seeking compensatory and punitive damages on behalf of the putative class for alleged violations of the West Virginia Insurance Unfair Trade Practice Act, negligence, intentional misconduct, and civil conspiracy. The Court has not certified the class and, in October 2008, stayed the lawsuit pending resolution of a separate, but related, class action lawsuit filed against AmeriGas OLP in Monongalia County, which was settled in Fiscal 2011. We believe we have good defenses to the claims in this action.

BP America Production Company v. Amerigas Propane, L.P. On July 15, 2011, BP America Production Company ("BP") filed a complaint against AmeriGas OLP in the District Court of Denver County, Colorado, alleging, among other things, breach of contract and breach of the covenant of good faith and fair dealing relating to amounts billed for certain goods and services provided to BP since 2005 (the "Services"). The Services relate to the installation of propane-fueled equipment and appliances, and the supply of propane, to approximately 400 residential customers at the request of and for the account of BP. The complaint seeks an unspecified amount of direct, indirect, consequential, special and compensatory damages, including attorneys' fees, costs and interest and other appropriate relief. It also seeks an accounting to determine the amount of the alleged overcharges related to the Services. We have substantially completed our investigation of this matter and, based upon the results of that investigation, we believe we have good defenses to the claims set forth in the complaint and the amount of loss will not have a material impact on our results of operations and financial condition.

Antargaz Competition Authority Matter. On July 21, 2009, Antargaz received a Statement of Objections ("Statement") from France's Autorité de la concurrence ("Competition Authority") with respect to the investigation of Antargaz by the General Division of Competition, Consumption and Fraud Punishment. The Statement alleged that Antargaz engaged in certain anti-competitive practices in violation of French competition laws related to the cylinder market during the period from 1999 through 2004. On December 17, 2010, the Competition Authority issued its decision dismissing all objections against Antargaz. The appeal period expired without an appeal being filed. As a result of the decision, during the three-month period ended December 31, 2010, the Company reversed its previously recorded nontaxable accrual for this matter which increased Fiscal 2011 net income by $9.4.

We cannot predict the final results of any of the environmental or other pending claims or legal actions described above. However, it is reasonably possible that some of them could be resolved unfavorably to us and result in losses in excess of recorded amounts. We are unable to estimate any possible losses in excess of recorded amounts. Although we currently believe, after consultation with counsel, that damages or settlements, if any, recovered by the plaintiffs in such claims or actions will not have a material adverse effect on our financial position, damages or settlements could be material to our operating results or cash flows in future periods depending on the nature and timing of future developments with respect to these matters and the amounts of future operating

(Millions of dollars and euros, except per share amounts and where indicated otherwise)

results and cash flows. In addition to the matters described above, there are other pending claims and legal actions arising in the normal course of our businesses. We believe, after consultation with counsel, the final outcome of such other matters will not have a material effect on our consolidated financial position, results of operations or cash flows.

Note 16 — Fair Value Measurements

Derivative Financial Instruments

The following table presents our financial assets and financial liabilities that are measured at fair value on a recurring basis for each of the fair value hierarchy levels, including both current and noncurrent portions, as of September 30, 2012 and 2011:

	Asset (Liability)			
	Quoted Prices in Active Markets for Identical Assets and Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)	Total
September 30, 2012:				
Assets:				
Derivative financial instruments:				
Commodity contracts	$ 8.6	$ 4.5	$ —	$ 13.1
Foreign currency contracts	$ —	$ 1.8	$ —	$ 1.8
Liabilities:				
Derivative financial instruments:				
Commodity contracts	$ (7.8)	$ (53.2)	$ —	$ (61.0)
Interest rate contracts	$ —	$ (71.9)	$ —	$ (71.9)
September 30, 2011:				
Assets:				
Derivative financial instruments:				
Commodity contracts	$ 3.5	$ 3.3	$ —	$ 6.8
Foreign currency contracts	$ —	$ 5.3	$ —	$ 5.3
Liabilities:				
Derivative financial instruments:				
Commodity contracts	$ (28.1)	$ (16.1)	$ —	$ (44.2)
Foreign currency contracts	$ —	$ (3.3)	$ —	$ (3.3)
Interest rate contracts	$ —	$ (44.4)	$ —	$ (44.4)

The fair values of our Level 1 exchange-traded commodity futures and option contracts and non exchange-traded commodity futures and forward contracts are based upon actively-quoted market prices for identical assets and liabilities. The remainder of our derivative financial instruments are designated as Level 2. The fair values of certain non-exchange traded commodity derivatives are based upon indicative price quotations available through brokers, industry price publications or recent market transactions and related market indicators. For commodity option contracts not traded on an exchange, we use a Black Scholes option pricing model that considers time value and volatility of the underlying commodity. The fair values of interest rate contracts and foreign currency contracts are based upon third-party quotes or indicative values based on recent market transactions. There were no transfers between Level 1 and Level 2 during the periods presented.

Other Financial Instruments

The carrying amounts of other financial instruments included in current assets and current liabilities (except for current maturities of long-term debt) approximate their fair values because of their short-term nature. At September 30, 2012, the carrying

(Millions of dollars and euros, except per share amounts and where indicated otherwise)

amount and estimated fair value of our long-term debt (including current maturities) were $3,514.3 and $3,787.6, respectively. At September 30, 2011, the carrying amount and estimated fair value of our long-term debt (including current maturities) were $2,157.7 and $2,223.4, respectively. We estimate the fair value of long-term debt by using current market rates and by discounting future cash flows using rates available for similar type debt (Level 2).

Financial instruments other than derivative financial instruments, such as our short-term investments and trade accounts receivable, could expose us to concentrations of credit risk. We limit our credit risk from short-term investments by investing only in investment-grade commercial paper, money market mutual funds, securities guaranteed by the U.S. Government or its agencies and FDIC insured bank deposits. The credit risk from trade accounts receivable is limited because we have a large customer base which extends across many different U.S. markets and several foreign countries. For information regarding concentrations of credit risk associated with our derivative financial instruments, see Note 17.

Note 17 — Disclosures About Derivative Instruments and Hedging Activities

We are exposed to certain market risks related to our ongoing business operations. Management uses derivative financial and commodity instruments, among other things, to manage these risks. The primary risks managed by derivative instruments are (1) commodity price risk, (2) interest rate risk and (3) foreign currency exchange rate risk. Although we use derivative financial and commodity instruments to reduce market risk associated with forecasted transactions, we do not use derivative financial and commodity instruments for speculative or trading purposes. The use of derivative instruments is controlled by our risk management and credit policies which govern, among other things, the derivative instruments we can use, counterparty credit limits and contract authorization limits. Because most of our derivative instruments generally qualify as hedges under GAAP or are subject to regulatory rate recovery mechanisms, we expect that changes in the fair value of derivative instruments used to manage commodity, interest rate or currency exchange rate risk would be substantially offset by gains or losses on the associated anticipated transactions.

Commodity Price Risk

In order to manage market price risk associated with the Partnership's fixed-price programs which permit customers to lock in the prices they pay for propane principally during the months of October through March, the Partnership uses over-the-counter derivative commodity instruments, principally price swap contracts. In addition, the Partnership, certain other domestic business units and our International Propane operations also use over-the-counter price swap and option contracts to reduce commodity price volatility associated with a portion of their forecasted LPG purchases. In addition, from time to time, the Partnership enters into price swap agreements to reduce short-term commodity price volatility and to provide market price risk support to some of its wholesale customers which are generally not designated as hedges for accounting purposes.

Gas Utility's tariffs contain clauses that permit recovery of all of the prudently incurred costs of natural gas it sells to retail core-market customers. As permitted and agreed to by the PUC pursuant to Gas Utility's annual PGC filings, Gas Utility currently uses New York Mercantile Exchange ("NYMEX") natural gas futures and option contracts to reduce commodity price volatility associated with a portion of the natural gas it purchases for its retail core-market customers. At September 30, 2012 and 2011, the volumes of natural gas associated with Gas Utility's unsettled NYMEX natural gas futures and option contracts totaled 19.2 million dekatherms and 15.1 million dekatherms, respectively. At September 30, 2012, the maximum period over which Gas Utility is hedging natural gas market price risk is 12 months. Gains and losses on natural gas futures contracts and any gains on natural gas option contracts are recorded in regulatory assets or liabilities on the Consolidated Balance Sheets in accordance with FASB's guidance in ASC 980 related to rate-regulated entities and reflected in cost of sales through the PGC mechanism (see Note 8).

Electric Utility's DS tariffs permit the recovery of all prudently incurred costs of electricity it sells to DS customers including the cost of financial instruments used to hedge electricity costs. Electric Utility enters into forward electricity purchase contracts to meet a substantial portion of its electricity supply needs. During Fiscal 2010, Electric Utility determined that it could no longer assert that it would take physical delivery of substantially all of the electricity it had contracted for under its forward power purchase agreements and, as a result, such contracts no longer qualified for the normal purchases and normal sales exception under GAAP related to derivative financial instruments. Accordingly, the fair value of these contracts are required to be recognized on the balance sheet. At September 30, 2012 and 2011, the fair values of Electric Utility's forward purchase power agreements comprising losses of $9.2 and $8.7, respectively, are reflected in current derivative financial instrument liabilities and other noncurrent liabilities in the accompanying Consolidated Balance Sheets. In accordance with ASC 980 related to rate-regulated entities, Electric Utility has recorded equal and offsetting amounts in regulatory assets. At September 30, 2012 and 2011, the volumes of Electric Utility's forward electricity purchase contracts were 570.4 million kilowatt hours and 788.6 million kilowatt hours, respectively. At September 30, 2012, the maximum period over which these contracts extend is 20 months.

In order to reduce volatility associated with a substantial portion of its electricity transmission congestion costs, Electric Utility obtains FTRs through an annual allocation process and by purchases of FTRs at monthly auctions. Midstream & Marketing purchases FTRs to economically hedge electricity transmission congestion costs associated with its fixed-price electricity sales contracts. FTRs are derivative financial instruments that entitle the holder to receive compensation for electricity transmission congestion charges that result when there is insufficient electricity transmission capacity on the electric transmission grid. Because Electric Utility is entitled to fully recover its DS costs commencing January 1, 2010, gains and losses on Electric Utility FTRs associated with periods beginning on or after January 1, 2010, are recorded in regulatory assets or liabilities in accordance with ASC 980 and reflected in cost of sales through the DS recovery mechanism (see Note 8). Gains and losses associated with periods prior to January 2010 are reflected in cost of sales. At September 30, 2012 and 2011, the volumes associated with Electric Utility FTRs totaled 189.7 million kilowatt hours and 208.6 million kilowatt hours, respectively. Midstream & Marketing's FTRs are recorded at fair value with changes in fair value reflected in cost of sales. At September 30, 2012 and 2011, the volumes associated with Midstream & Marketing's FTRs totaled 988.8 million kilowatt hours and 1,418.6 million kilowatt hours, respectively.

In order to manage market price risk relating to fixed-price sales contracts for natural gas and electricity, Midstream & Marketing enters into NYMEX and over-the-counter natural gas and electricity futures contracts. Midstream & Marketing also uses NYMEX and over the counter electricity futures contracts to hedge the price of a portion of its anticipated future sales of electricity from its electric generation facilities. In addition, beginning April 1, 2011, Midstream & Marketing uses NYMEX futures contracts to economically hedge the gross margin associated with the purchase and anticipated later sale of natural gas or propane. Because the contracts associated with the anticipated sale of stored natural gas or propane do not qualify for hedge accounting treatment, any gains or losses on the derivative contracts are recognized in earnings prior to gains or losses from the sale of the stored gas. At September 30, 2012, the volumes associated with Midstream & Marketing's natural gas and propane storage NYMEX contracts totaled 4.3 million dekatherms and 3.1 million gallons, respectively.

In order to reduce operating expense volatility, UGI Utilities from time to time enters into NYMEX gasoline futures and swap contracts for a portion of gasoline volumes expected to be used in the operation of its vehicles and equipment. Associated volumes, fair values and effects on net income were not material for all periods presented.

At September 30, 2012 and 2011, we had the following outstanding derivative commodity instruments volumes that qualify for hedge accounting treatment:

	Volumes	
Commodity	2012	2011
LPG (millions of gallons)	243.9	138.0
Natural gas (millions of dekatherms, net)	23.6	26.1
Electricity calls (millions of kilowatt hours)	1,415.7	1,219.8
Electricity puts (millions of kilowatt hours)	135.3	204.9

At September 30, 2012, the maximum period over which we are hedging our exposure to the variability in cash flows associated with LPG commodity price risk is 26 months with a weighted average of 5 months; the maximum period over which we are hedging our exposure to the variability in cash flows associated with natural gas commodity price risk (excluding Gas Utility) is 39 months with a weighted average of 11 months; and the maximum period over which we are hedging our exposure to the variability in cash flows associated with electricity price risk (excluding Electric Utility) is 36 months for electricity call contracts, with a weighted average of 10 months, and 16 months for electricity put contracts, with a weighted average of 8 months. At September 30, 2012, the maximum period over which we are economically hedging electricity congestion with FTRs (excluding Electric Utility) is 8 months.

We account for commodity price risk contracts (other than those contracts that are not eligible for hedge accounting and Gas Utility and Electric Utility contracts that are subject to regulatory treatment) as cash flow hedges. Changes in the fair values of contracts qualifying for cash flow hedge accounting are recorded in AOCI and, with respect to the Partnership, noncontrolling interests, to the extent effective in offsetting changes in the underlying commodity price risk. When earnings are affected by the hedged commodity, gains or losses are recorded in cost of sales in the Consolidated Statements of Income. At September 30, 2012, the amount of net losses associated with commodity price risk hedges expected to be reclassified into earnings during the next twelve months based upon current fair values is $53.0.

(Millions of dollars and euros, except per share amounts and where indicated otherwise)

Interest Rate Risk

Antargaz' and Flaga's long-term debt agreements have interest rates that are generally indexed to short-term market interest rates. Antargaz has entered into pay-fixed, receive-variable interest rate swap agreements to hedge the underlying euribor rate of interest on its variable-rate term loan, and Flaga has entered into pay-fixed, receive-variable interest rate swap agreements to hedge the underlying euribor rate of interest on a substantial portion of its term loans, in each case through the respective scheduled maturity dates. As of September 30, 2012 and 2011, the total notional amounts of variable-rate debt subject to interest rate swap agreements were €441.9 and €424.2, respectively.

Our domestic businesses' long-term debt is typically issued at fixed rates of interest. As these long-term debt issues mature, we typically refinance such debt with new debt having interest rates reflecting then-current market conditions. In order to reduce market rate risk on the underlying benchmark rate of interest associated with near- to medium-term forecasted issuances of fixed-rate debt, from time to time we enter into interest rate protection agreements ("IRPAs"). At September 30, 2012 and 2011, the total notional amount of unsettled IRPAs was $173.0 and $173.0, respectively. Our current unsettled IRPA contracts hedge forecasted interest payments associated with the issuance of UGI Utilities' long-term debt forecasted to occur in September 2013.

UGI Utilities reclassified pre-tax losses of $0.7 from AOCI into income during Fiscal 2012 as a result of the discontinuance of cash flow hedge accounting for a portion of expected interest payments associated with the issuance of long-term debt originally anticipated to occur in September 2012. Such losses are included in other income, net, in the Consolidated Statements of Income.

We account for interest rate swaps and IRPAs as cash flow hedges. Changes in the fair values of interest rate swaps and IRPAs are recorded in AOCI and, with respect to the Partnership, noncontrolling interests, to the extent effective in offsetting changes in the underlying interest rate risk, until earnings are affected by the hedged interest expense. At such time, gains and losses are recorded in interest expense. At September 30, 2012, the amount of net losses associated with interest rate hedges (excluding pay-fixed, receive-variable interest rate swaps) expected to be reclassified into earnings during the next twelve months is $0.8.

Foreign Currency Exchange Rate Risk

In order to reduce volatility, Antargaz hedges a portion of its anticipated U.S. dollar-denominated LPG product purchases through the use of forward foreign currency exchange contracts. The amount of dollar-denominated purchases of LPG associated with such contracts generally represents approximately 15% to 30% of estimated dollar-denominated purchases of LPG to occur during the heating-season months of October through March. At September 30, 2012 and 2011, we were hedging a total of $174.5 and $133.9 of U.S. dollar-denominated LPG purchases, respectively. At September 30, 2012, the maximum period over which we are hedging our exposure to the variability in cash flows associated with dollar-denominated purchases of LPG is 30 months with a weighted average of 11 months. We also enter into forward foreign currency exchange contracts to reduce the volatility of the U.S. dollar value on a portion of our International Propane euro-denominated net investments. At September 30, 2012, we had no euro-dominated net investment hedges. At September 30, 2011, we were hedging a total of €14.5 of our euro-denominated net investments.

We account for foreign currency exchange contracts associated with anticipated purchases of U.S. dollar-denominated LPG as cash flow hedges. Changes in the fair values of these foreign currency exchange contracts are recorded in AOCI, to the extent effective in offsetting changes in the underlying currency exchange rate risk, until earnings are affected by the hedged LPG purchase, at which time gains and losses are recorded in cost of sales. At September 30, 2012, the amount of net gains associated with currency rate risk (other than net investment hedges) expected to be reclassified into earnings during the next twelve months based upon current fair values is $1.8. Gains and losses on net investment hedges are included in AOCI until such foreign operations are liquidated.

In September 2011, in order to economically hedge the U.S. dollar amount of a substantial portion of the Shell Transaction's associated euro-denominated purchase price, we entered into foreign currency exchange contracts. These contracts were recorded at fair value with gains or losses recorded in other income, net.

Derivative Financial Instrument Credit Risk

We are exposed to risk of loss in the event of nonperformance by our derivative financial instrument counterparties. Our derivative financial instrument counterparties principally comprise large energy companies and major U.S. and international financial institutions. We maintain credit policies with regard to our counterparties that we believe reduce overall credit risk. These policies include evaluating and monitoring our counterparties' financial condition, including their credit ratings, and entering into agreements with counterparties that govern credit limits or entering into netting agreements that allow for offsetting counterparty

(Millions of dollars and euros, except per share amounts and where indicated otherwise)

receivable and payable balances for certain financial transactions, as deemed appropriate. Certain of these agreements call for the posting of collateral by the counterparty or by the Company in the form of letters of credit, parental guarantees or cash. Additionally, our natural gas and electricity exchange-traded futures and options contracts generally require cash deposits in brokerage accounts. At September 30, 2012 and 2011, restricted cash in brokerage accounts totaled $3.0 and $17.2, respectively. Although we have concentrations of credit risk associated with derivative financial instruments, the maximum amount of loss, based upon the gross fair values of the derivative financial instruments, we would incur if these counterparties failed to perform according to the terms of their contracts was not material at September 30, 2012. Certain of the Partnership's derivative contracts have credit-risk-related contingent features that may require the posting of additional collateral in the event of a downgrade of the Partnership's debt rating. At September 30, 2012, if the credit-risk-related contingent features were triggered, the amount of collateral required to be posted would not be material.

The following table provides information regarding the balance sheet location and fair value of derivative assets and liabilities existing as of September 30, 2012 and 2011:

	Derivative Assets			Derivative Liabilities		
		Fair Value September 30,			Fair Value September 30,	
	Balance Sheet Location	2012	2011	Balance Sheet Location	2012	2011
Derivatives Designated as Hedging Instruments:						
Commodity contracts	Derivative financial instruments and Other assets	$ 6.5	$ 1.1	Derivative financial instruments and Other noncurrent liabilities	$ (50.7)	$ (32.5)
Foreign currency contracts	Derivative financial instruments and Other assets	1.8	5.2	Derivative financial instruments and Other noncurrent liabilities	—	—
Interest rate contracts		—	—	Derivative financial instruments and Other noncurrent liabilities	(71.9)	(44.4)
Total Derivatives Designated as Hedging Instruments		$ 8.3	$ 6.3		$ (122.6)	$ (76.9)
Derivatives Accounted for Under ASC 980:						
Commodity contracts	Derivative financial instruments	$ 5.3	$ —	Derivative financial instruments and Other noncurrent liabilities	$ (9.4)	$ (11.7)
Derivatives Not Designated as Hedging Instruments:						
Foreign currency contracts		$ —	$ —	Derivative financial instruments	$ —	$ (3.3)
Commodity contracts	Derivative financial instruments and Other assets	1.3	5.8		(0.9)	—
Total Derivatives Not Designated as Hedging Instruments		$ 1.3	$ 5.8		$ (0.9)	$ (3.3)
Total Derivatives		$ 14.9	$ 12.1		$ (132.9)	$ (91.9)

(Millions of dollars and euros, except per share amounts and where indicated otherwise)

The following tables provide information on the effects of derivative instruments in the Consolidated Statement of Income and changes in AOCI and noncontrolling interest for Fiscal 2012 and 2011:

	Gain or (Loss) Recognized in AOCI and Noncontrolling Interests			Gain or (Loss) Reclassified from AOCI and Noncontrolling Interests into Income			Location of Gain or (Loss) Reclassified from AOCI and Noncontrolling Interests into Income
	2012	2011	2010	2012	2011	2010	
Cash Flow Hedges:							
Commodity contracts	$ (135.1)	$ 2.2	$ (41.7)	$ (115.4)	$ (17.4)	$ (21.0)	Cost of sales
Foreign currency contracts	(0.5)	6.9	3.2	2.1	(0.8)	0.7	Cost of sales
Interest rate contracts	(36.8)	(35.8)	(12.6)	(11.5)	(14.1)	(28.2)	Interest expense /other income
Total	$ (172.4)	$ (26.7)	$ (51.1)	$ (124.8)	$ (32.3)	$ (48.5)	
Net Investment Hedges:							
Foreign currency contracts	$ 0.6	$ 0.2	$ 5.0				

Derivatives Not Designated as Hedging Instruments:

	Gain or (Loss) Recognized in Income			Location of Gain or (Loss) Recognized in Income
	2012	2011	2010	
Commodity contracts	$ (16.8)	$ 2.1	$ 1.3	Cost of sales
Commodity contracts	0.2	0.3	0.2	Operating expenses / other income
Foreign currency contracts	0.5	(6.1)	—	Other income
Total	$ (16.1)	$ (3.7)	$ 1.5	

The amounts of derivative gains or losses representing ineffectiveness, and the amounts of gains or losses recognized in income as a result of excluding derivatives from ineffectiveness testing, were not material for Fiscal 2012, Fiscal 2011 and Fiscal 2010.

As a result of the Partnership's refinancing of its 7.125% Senior Notes (see Note 5), during the three months ended September 30, 2011, the Partnership discontinued cash flow hedge accounting for settled but unamortized IRPA losses associated with the Senior Notes and recorded a loss of $2.6 which amount is included in loss on extinguishments of debt on the Fiscal 2011 Consolidated Statement of Income. During the three months ended March 31, 2010, the Partnership's management determined that it was likely that the Partnership would not issue $150 of long-term debt during the summer of 2010 due to the Partnership's strong cash flow and anticipated extension of all or a portion of its then-existing credit agreement. As a result, the Partnership discontinued cash flow hedge accounting treatment for IRPAs associated with this previously anticipated Fiscal 2010 $150 long-term debt issuance and recorded a $12.2 loss which is reflected in other income, net, in the Fiscal 2010 Consolidated Statement of Income.

We are also a party to a number of other contracts that have elements of a derivative instrument. These contracts include, among others, binding purchase orders, contracts which provide for the purchase and delivery, or sale, of natural gas, LPG and electricity, and service contracts that require the counterparty to provide commodity storage, transportation or capacity service to meet our normal sales commitments. Although many of these contracts have the requisite elements of a derivative instrument, these contracts qualify for normal purchases and normal sales exception accounting under GAAP because they provide for the delivery of products or services in quantities that are expected to be used in the normal course of operating our business and the price in the contract is based on an underlying that is directly associated with the price of the product or service being purchased or sold.

(Millions of dollars and euros, except per share amounts and where indicated otherwise)

Note 18 — Energy Services Accounts Receivable Securitization Facility

Energy Services has a $200 receivables purchase facility ("Receivables Facility") with an issuer of receivables-backed commercial paper currently scheduled to expire in April 2013, although the Receivables Facility may terminate prior to such date due to the termination of commitments of the Receivables Facility's back-up purchasers.

Under the Receivables Facility, Energy Services transfers, on an ongoing basis and without recourse, its trade accounts receivable to its wholly owned, special-purpose subsidiary, Energy Services Funding Corporation ("ESFC"), which is consolidated for financial statement purposes. ESFC, in turn, has sold, and subject to certain conditions, may from time to time sell, an undivided interest in the receivables to a commercial paper conduit of a major bank. ESFC was created and has been structured to isolate its assets from creditors of Energy Services and its affiliates, including UGI. This two-step transaction is accounted for as a sale of receivables following the FASB's guidance for accounting for transfers of financial assets and extinguishments of liabilities. Energy Services continues to service, administer and collect trade receivables on behalf of the commercial paper issuer and ESFC.

Effective October 1, 2010, the Company adopted a new accounting standard that changes the accounting for the Receivables Facility on a prospective basis. Effective October 1, 2010, trade receivables sold to the commercial paper conduit remain on the Company's balance sheet; the Company reflects a liability equal to the amount advanced by the commercial paper conduit; and the Company records interest expense on amounts sold to the commercial paper conduit. Prior to October 1, 2010, trade accounts receivable sold to the commercial paper conduit were removed from the balance sheet and any losses on sales of accounts receivable were reflected in other income, net.

During Fiscal 2012, Fiscal 2011 and Fiscal 2010, Energy Services transferred trade receivables totaling $836.0, $1,134.9 and $1,147.3, respectively, to ESFC. During Fiscal 2012, Fiscal 2011 and Fiscal 2010, ESFC sold an aggregate $286.0, $88.0 and $254.6, respectively, of undivided interests in its trade receivables to the commercial paper conduit. At September 30, 2012, the outstanding balance of ESFC trade receivables was $43.5 of which no amount was sold to the commercial paper conduit. At September 30, 2011, the outstanding balance of ESFC trade receivables was $52.1 and there was $14.3 sold to the commercial paper conduit and reflected on the Consolidated Balance Sheet as bank loans. Losses on sales of receivables to the commercial paper conduit during Fiscal 2012 and Fiscal 2011, which amounts are included in interest expense on the Consolidated Statements of Income, totaled $1.0 and $1.2, respectively. Losses on sales of receivables to the commercial paper conduit during Fiscal 2010, which amount is included in other income, net, were $1.5.

Note 19 — Other Income, Net

Other income, net, comprises the following:

	2012	2011	2010
Interest and interest-related income	$ 2.4	$ 2.3	$ 2.9
Antargaz Competition Authority matter	—	9.4	—
Utility non-tariff service income	2.7	6.4	2.4
Foreign currency hedge gain (loss)	0.5	(6.1)	—
Gain on sale of Atlantic Energy, LLC	—	—	36.5
Finance charges	18.8	15.1	11.3
Partnership interest rate protection agreement loss	—	—	(12.2)
Other, net	13.9	19.4	17.1
Total other income, net	$ 38.3	$ 46.5	$ 58.0

Note 20 — Quarterly Data (unaudited)

The following unaudited quarterly data includes adjustments (consisting only of normal recurring adjustments with the exception of those indicated below) which we consider necessary for a fair presentation unless otherwise indicated. Our quarterly results fluctuate because of the seasonal nature of our businesses.

(Millions of dollars and euros, except per share amounts and where indicated otherwise)

	December 31,		March 31,		June 30,		September 30,	
	2011 (a)	2010 (b)	2012 (c)	2011 (d)	2012	2011	2012	2011 (e)
Revenues	$ 1,688.8	$ 1,765.6	$ 2,427.5	$ 2,181.0	$ 1,277.2	$ 1,105.4	$ 1,125.7	$ 1,039.3
Operating income (loss)	$ 188.3	$ 252.3	$ 380.8	$ 357.0	$ (19.2)	$ 17.2	$ (28.6)	$ (10.5)
Loss from equity investees	$ (0.1)	$ (0.2)	$ —	$ (0.4)	$ (0.1)	$ (0.2)	$ (0.1)	$ (0.1)
(Loss) gain on extinguishments of debt	$ —	$ —	$ (13.4)	$ (18.8)	$ 0.1	$ —	$ —	$ (19.3)
Net income (loss)	$ 110.1	$ 155.0	$ 227.0	$ 215.6	$ (76.5)	$ (13.5)	$ (74.0)	$ (48.9)
Net income (loss) attributable to UGI Corporation	$ 87.0	$ 113.1	$ 133.4	$ 149.4	$ (6.3)	$ (7.2)	$ (14.7)	$ (22.4)
Earnings (loss) per share attributable to UGI stockholders:								
Basic	$0.78	$1.02	$1.19	$1.34	$(0.06)	$(0.06)	$(0.13)	$(0.20)
Diluted	$0.77	$1.01	$1.18	$1.32	$(0.06)	$(0.06)	$(0.13)	$(0.20)

(a) Includes adjustment to foreign tax credit valuation allowance which increased net income by $5.5 or $0.05 per diluted share.

(b) Includes the reversal of previously recorded nontaxable accrual associated with the Antargaz Competition Authority Matter which increased operating income and net income attributable to UGI Corporation by $9.4 or $0.08 per diluted share (see Note 15).

(c) Includes loss on extinguishment of Partnership long-term debt which decreased net income attributable to UGI Corporation by $2.2 or $0.02 per diluted share (see Note 5).

(d) Includes loss on extinguishment of Partnership long-term debt which decreased net income attributable to UGI Corporation by $5.2 or $0.05 per diluted share (see Note 5).

(e) Includes loss on extinguishment of Partnership long-term debt which increased net loss attributable to UGI Corporation by $5.2 or $0.05 per diluted share (see Note 5).

Note 21 — Segment Information

We have organized our business units into six reportable segments generally based upon products sold, geographic location and regulatory environment. Our reportable segments comprise: (1) AmeriGas Propane; (2) an international LPG segment comprising Antargaz; (3) an international LPG segment principally comprising Flaga and AvantiGas; (4) Gas Utility; (5) Energy Services; and (6) Electric Generation. We refer to both international segments together as "International Propane" and Energy Services and Electric Generation together as "Midstream & Marketing." In Fiscal 2012, the Company is reporting its Electric Generation operating segment as a separate reportable segment and our former Electric Utility reportable segment has been combined with Corporate & Other. Previously, the Electric Generation operating segment was included in the Energy Services' reportable segment. Prior years have been adjusted to conform to the current year presentation.

AmeriGas Propane derives its revenues principally from the sale of propane and related equipment and supplies to retail customers in all 50 states. Antargaz' revenues are derived principally from the distribution of LPG to retail customers in France and, to a much lesser extent, Belgium, the Netherlands and Luxembourg. Flaga & Other revenues are derived principally from the distribution of LPG to customers in northern, central and eastern Europe and the United Kingdom. Gas Utility's revenues are derived principally from the sale and distribution of natural gas to customers in eastern, northeastern and central Pennsylvania. Energy Services revenues are derived from the sale of natural gas and, to a lesser extent, LPG, electricity and fuel oil as well as storage and other energy services to customers located primarily in the Mid-Atlantic region of the United States. Electric Generation revenues are derived principally from the sale of electricity through PJM, a regional electricity transmission organization in the eastern U.S.

(Millions of dollars and euros, except per share amounts and where indicated otherwise)

The accounting policies of our reportable segments are the same as those described in Note 2. We evaluate AmeriGas Propane's performance principally based upon the Partnership's earnings before interest expense, income taxes, depreciation and amortization ("Partnership EBITDA"). Although we use Partnership EBITDA to evaluate AmeriGas Propane's profitability, it should not be considered as an alternative to net income (as an indicator of operating performance) or as an alternative to cash flow (as a measure of liquidity or ability to service debt obligations) and is not a measure of performance or financial condition under GAAP. Our definition of Partnership EBITDA may be different from that used by other companies. We evaluate the performance of our other reportable segments principally based upon their income before income taxes.

No single customer represents more than ten percent of our consolidated revenues. In addition, all of our reportable segments' revenues, other than those of International Propane, are derived from sources within the United States, and all of our reportable segments' long-lived assets, other than those of International Propane, are located in the United States.

					Midstream & Marketing		International Propane		
	Total	Eliminations	AmeriGas Propane	Gas Utility	Energy Services	Electric Generation	Antargaz	Flaga & Other	Corporate & Other (b)
2012									
Revenues	**$6,519.2**	**$ (178.8) (c)**	**$ 2,921.6**	**$ 785.4**	**$ 816.4**	**$ 43.0**	**$ 1,121.3**	**$ 824.7**	**$ 185.6**
Cost of sales	$4,111.2	$ (174.0) (c)	$ 1,719.7	$ 402.5	$ 703.8	$ 27.1	$ 685.5	$ 640.3	$ 106.3
Operating income (loss)	**$ 521.3**	**$ —**	**$ 170.3**	**$ 172.2**	**$ 68.9**	**$ (6.5)**	**$ 88.2**	**$ 23.6**	**$ 4.6**
Loss from equity investees	$ (0.3)	—	—	—	—	—	(0.3)	—	—
Loss on extinguishments of debt	**$ (13.3)**	**—**	**(13.3)**	**—**	**—**	**—**	**—**	**—**	**—**
Interest expense	$ (221.5)	—	(142.6)	(40.1)	(4.8)	—	(26.3)	(4.6)	(3.1)
Income (loss) before income taxes	**$ 286.2**	**$ —**	**$ 14.4**	**$ 132.1**	**$ 64.1**	**$ (6.5)**	**$ 61.6**	**$ 19.0**	**$ 1.5**
Net income (loss) attributable to UGI	$ 199.4	$ —	$ 15.9	$ 80.5	$ 37.6	$ (1.2)	$ 51.3	$ 13.8	$ 1.5
Depreciation and amortization	**$ 316.0**	**$ —**	**$ 169.1**	**$ 49.0**	**$ 3.7**	**$ 9.0**	**$ 57.1**	**$ 22.1**	**$ 6.0**
Noncontrolling interests' net (loss) income	$ (12.8)	$ —	$ (13.0)	$ —	$ —	$ —	$ 0.2	$ —	$ —
Partnership EBITDA (a)			**$ 324.7**						
Total assets	$9,709.7	$ (104.1)	$ 4,539.6	$2,070.4	$ 368.5	$ 258.2	$ 1,686.5	$ 531.8	$ 358.8
Bank loans	**$ 165.1**	**$ —**	**$ 49.9**	**$ 9.2**	**$ 85.0**	**$ —**	**$ —**	**$ 21.0**	**$ —**
Capital expenditures	$ 343.2	$ —	$ 103.1	$ 109.0	$ 36.0	$ 24.4	$ 47.3	$ 16.9	$ 6.5
Investments in equity investees	**$ 0.3**	**$ —**	**$ —**	**$ —**	**$ —**	**$ —**	**$ —**	**$ 0.3**	**$ —**
Goodwill	$2,818.3	$ —	$ 1,919.2	$ 182.1	$ 2.8	$ —	$ 612.0	$ 95.2	$ 7.0
2011									
Revenues	**$6,091.3**	**$ (233.0) (c)**	**$ 2,538.0**	**$1,026.4**	**$ 1,023.8**	**$ 49.1**	**$ 1,050.6**	**$ 438.1**	**$ 198.3**
Cost of sales	$4,010.9	$ (228.6) (c)	$ 1,605.3	$ 610.6	$ 902.2	$ 31.1	$ 649.8	$ 321.0	$ 119.5
Operating income (loss)	**$ 616.0**	**$ —**	**$ 242.9**	**$ 199.6**	**$ 84.2**	**$ (1.3)**	**$ 89.2**	**$ (3.1)**	**$ 4.5**
Loss from equity investees	$ (0.9)	—	—	—	—	—	(0.9)	—	—
Loss on extinguishments of debt	**$ (38.1)**	**—**	**(38.1)**	**—**	**—**	**—**	**—**	**—**	**—**
Interest expense	$ (138.0)	—	(63.5)	(40.4)	(2.0)	(0.7)	(25.5)	(2.7)	(3.2)
Income (loss) before income taxes	**$ 439.0**	**$ —**	**$ 141.3**	**$ 159.2**	**$ 82.2**	**$ (2.0)**	**$ 62.8**	**$ (5.8)**	**$ 1.3**
Net income (loss) attributable to UGI	$ 232.9	$ —	$ 39.9	$ 99.3	$ 48.4	$ 4.1	$ 44.2	$ (3.2)	$ 0.2

(Millions of dollars and euros, except per share amounts and where indicated otherwise)

Depreciation and amortization	$ 227.9	$ —	$ 94.7	$ 48.4	$ 2.4	$ 5.6	$ 52.1	$ 18.5	$ 6.2
Noncontrolling interests' net income	$ 75.3	$ —	$ 75.0	$ —	$ —	$ —	$ 0.3	$ —	$ —
Partnership EBITDA (a)			$ 297.1						
Total assets	$ 6,663.3	$ (93.3)	$ 1,800.4	$ 2,028.7	$ 338.2	$ 242.5	$ 1,636.6	$ 428.8	$ 281.4
Bank loans	$ 138.7	$ —	$ 95.5	$ —	$ 24.3	$ —	$ —	$ 18.9	$ —
Capital expenditures	$ 355.6	$ —	$ 77.2	$ 91.3	$ 63.1	$ 49.7	$ 48.9	$ 16.5	$ 8.9
Investments in equity investees	$ 0.3	$ —	$ —	$ —	$ —	$ —	$ —	$ 0.3	$ —
Goodwill	$ 1,562.2	$ —	$ 696.3	$ 182.1	$ 2.8	$ —	$ 591.8	$ 82.2	$ 7.0
2010									
Revenues	$ 5,591.4	$ (203.9) (c)	$ 2,320.3	$ 1,047.5	$ 1,105.3	$ 58.5	$ 887.1	$ 172.4	$ 204.2
Cost of sales	$ 3,584.0	$ (197.1) (c)	$ 1,395.1	$ 653.4	$ 998.0	$ 30.6	$ 465.9	$ 116.2	$ 121.9
Operating income (loss)	$ 659.2	$ —	$ 235.8	$ 175.3	$ 110.8	$ 9.2	$ 115.1	$ 1.9	$ 11.1
Loss from equity investees	$ (2.1)	—	—	—	—	—	(2.0)	(0.1)	—
Loss on extinguishments of debt		—	—	—	—	—	—	—	—
Interest expense	$ (133.8)	—	(65.1)	(40.5)	(0.1)	(0.1)	(22.4)	(3.0)	(2.6)
Income (loss) before income taxes	$ 523.3	$ —	$ 170.7	$ 134.8	$ 110.7	$ 9.1	$ 90.7	$ (1.2)	$ 8.5
Net income attributable to UGI	$ 261.0	$ —	$ 47.3	$ 83.1	$ 61.2	$ 7.0	$ 60.0	$ (1.2)	$ 3.6
Depreciation and amortization	$ 210.2	$ —	$ 87.4	$ 49.5	$ 3.3	$ 4.4	$ 48.9	$ 11.5	$ 5.2
Noncontrolling interests' net income (loss)	$ 94.7	$ —	$ 91.1	$ —	$ 3.3	$ —	$ 0.3	$ —	$ —
Partnership EBITDA (a)			$ 321.0						
Total assets	$ 6,374.0	$ (81.1)	$ 1,690.6	$ 1,996.3	$ 245.8	$ 205.0	$ 1,678.3	$ 320.2	$ 318.9
Bank loans	$ 200.4	$ —	$ 91.0	$ 17.0	$ —	$ —	$ 68.2	$ 24.2	$ —
Capital expenditures	$ 352.9	$ —	$ 83.2	$ 73.5	$ 48.3	$ 68.1	$ 51.4	$ 7.6	$ 20.8
Investments in equity investees	$ 0.4	$ —	$ —	$ —	$ —	$ —	$ —	$ 0.4	$ —
Goodwill	$ 1,562.7	$ —	$ 683.1	$ 180.1	$ 2.8	$ —	$ 602.7	$ 87.0	$ 7.0

(Millions of dollars and euros, except per share amounts and where indicated otherwise)

(a) The following table provides a reconciliation of Partnership EBITDA to AmeriGas Propane operating income:

Year ended September 30,	2012	2011	2010
Partnership EBITDA	$ 324.7	$ 297.1	$ 321.0
Depreciation and amortization	(169.1)	(94.7)	(87.4)
Loss on extinguishments of debt	13.3	38.1	—
Noncontrolling interests (i)	1.4	2.4	2.2
Operating income	$ 170.3	$ 242.9	$ 235.8

(i) Principally represents the General Partner's 1.01% interest in AmeriGas OLP.

(b) Corporate & Other results principally comprise Electric Utility, UGI Enterprises' heating, ventilation, air-conditioning, refrigeration and electrical contracting businesses ("HVAC/R"), net expenses of UGI's captive general liability insurance company, and UGI Corporation's unallocated corporate and general expenses and interest income. Corporate & Other assets principally comprise cash, short-term investments, the assets of Electric Utility and HVAC/R, and an intercompany loan. The intercompany loan and associated interest is removed in the segment presentation.

(c) Principally represents the elimination of intersegment transactions principally among Midstream & Marketing, Gas Utility and AmeriGas Propane.

UGI CORPORATION AND SUBSIDIARIES
SCHEDULE I — CONDENSED FINANCIAL INFORMATION OF REGISTRANT (PARENT COMPANY)

BALANCE SHEETS
(Millions of dollars)

	September 30, 2012	September 30, 2011
ASSETS		
Current assets:		
Cash and cash equivalents	$ 1.9	$ 0.4
Accounts and notes receivable	4.0	4.9
Deferred income taxes	0.4	0.4
Prepaid expenses and other current assets	0.3	1.4
Total current assets	6.6	7.1
Investments in subsidiaries	2,244.4	1,992.1
Deferred income taxes	28.3	22.3
Total assets	$ 2,279.3	$ 2,021.5
LIABILITIES AND COMMON STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts and notes payable	$ 11.1	$ 11.4
Derivative financial instruments	—	3.3
Accrued liabilities	2.4	1.7
Total current liabilities	13.5	16.4
Noncurrent liabilities	32.7	27.4
Commitments and contingencies (Note 1)		
Common stockholders' equity:		
Common Stock, without par value (authorized - 300,000,000 shares; issued - 115,624,594 and 115,507,094 shares, respectively)	1,157.7	937.4
Retained earnings	1,166.1	1,085.8
Accumulated other comprehensive loss	(62.0)	(17.7)
Treasury stock, at cost	(28.7)	(27.8)
Total common stockholders' equity	2,233.1	1,977.7
Total liabilities and common stockholders' equity	$ 2,279.3	$ 2,021.5

Note 1 — Commitments and Contingencies:

In addition to the guarantees of Flaga's and Antargaz' debt as described in Note 5 to Consolidated Financial Statements, at September 30, 2012, UGI Corporation had agreed to indemnify the issuers of $42.7 of surety bonds issued on behalf of certain UGI subsidiaries. UGI Corporation is authorized to guarantee up to $425.0 of obligations to suppliers and customers of UGI Energy Services, Inc. and subsidiaries of which $347.6 of such obligations were outstanding as of September 30, 2012. UGI Corporation has guaranteed the floating to fixed rate interest rate swaps at Flaga which amount totaled $5.6 at September 30, 2012.

UGI CORPORATION AND SUBSIDIARIES
SCHEDULE I — CONDENSED FINANCIAL INFORMATION OF REGISTRANT (PARENT COMPANY)

STATEMENTS OF INCOME
(Millions of dollars, except per share amounts)

	Year Ended September 30,		
	2012	2011	2010
Revenues	$ —	$ —	$ —
Costs and expenses:			
Operating and administrative expenses	27.8	31.0	31.8
Other income, net (1)	(28.1)	(24.8)	(31.7)
	(0.3)	6.2	0.1
Operating income (loss)	0.3	(6.2)	(0.1)
Intercompany interest income	0.2	0.1	—
Income (loss) before income taxes	0.5	(6.1)	(0.1)
Income tax expense (benefit)	0.3	(1.1)	0.7
Income (loss) before equity in income of unconsolidated subsidiaries	0.2	(5.0)	(0.8)
Equity in income of unconsolidated subsidiaries	199.2	237.9	261.8
Net income	$ 199.4	$ 232.9	$ 261.0
Earnings per common share:			
Basic	$ 1.77	$ 2.09	$ 2.38
Diluted	$ 1.76	$ 2.06	$ 2.36
Average common shares outstanding (thousands):			
Basic	112,581	111,674	109,588
Diluted	113,432	112,944	110,511

(1) UGI provides certain financial and administrative services to certain of its subsidiaries. UGI bills these subsidiaries monthly for all direct expenses incurred by UGI on behalf of its subsidiaries as well as allocated shares of indirect corporate expense incurred or paid with respect to services provided by UGI. The allocation of indirect UGI corporate expenses to certain of its subsidiaries utilizes a weighted, three-component formula comprising revenues, operating expenses, and net assets employed and considers the relative percentage of such items for each subsidiary to the total of such items for all UGI operating subsidiaries for which general and administrative services are provided. Management believes that this allocation method is reasonable and equitable to its subsidiaries. These billed expenses are classified as "Other income, net" in the Statements of Income above.

UGI CORPORATION AND SUBSIDIARIES
SCHEDULE I — CONDENSED FINANCIAL INFORMATION OF REGISTRANT (PARENT COMPANY)

STATEMENTS OF CASH FLOWS
(Millions of dollars)

	Year Ended September 30, 2012	Year Ended September 30, 2011	Year Ended September 30, 2010
NET CASH PROVIDED BY OPERATING ACTIVITIES (a)	$ 158.3	$ 201.6	$ 173.0
CASH FLOWS FROM INVESTING ACTIVITIES:			
Net investments in unconsolidated subsidiaries	(54.4)	(119.4)	(106.6)
Net cash used by investing activities	(54.4)	(119.4)	(106.6)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Payment of dividends on Common Stock	(119.1)	(113.8)	(98.6)
Issuance of Common Stock	16.7	31.0	31.8
Net cash used by financing activities	(102.4)	(82.8)	(66.8)
Cash and cash equivalents increase (decrease)	$ 1.5	$ (0.6)	$ (0.4)
Cash and cash equivalents:			
End of year	$ 1.9	$ 0.4	$ 1.0
Beginning of year	0.4	1.0	1.4
Increase (decrease)	$ 1.5	$ (0.6)	$ (0.4)

(a) Includes dividends received from unconsolidated subsidiaries of $156.0, $188.9 and $172.8, for the years ended September 30, 2012, 2011 and 2010, respectively.

UGI CORPORATION AND SUBSIDIARIES
SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS
(Millions of dollars)

	Balance at beginning of year	Charged (credited) to costs and expenses	Other	Balance at end of year
Year Ended September 30, 2012				
Reserves deducted from assets in the consolidated balance sheet:				
Allowance for doubtful accounts	$ 36.8	$ 26.5	$ (27.2) (1)	$ 36.1
Other reserves:				
Property and casualty liability	$ 65.3	$ 31.5	$ (34.0) (3)	$ 95.3 (5)
			32.5 (4)	
Environmental, litigation and other	$ 36.9	$ 1.2	$ (5.0) (3)	$ 37.6
			(0.4) (2)	
			4.9 (4)	
Deferred tax assets valuation allowance	$ 81.9	$ (3.1)	2.8	$ 81.6
Year Ended September 30, 2011				
Reserves deducted from assets in the consolidated balance sheet:				
Allowance for doubtful accounts	$ 34.6	$ 20.0	$ (17.8) (1)	$ 36.8
Other reserves:				
Property and casualty liability	$ 65.7	$ 22.5	$ (26.5) (3)	$ 65.3 (5)
			3.6 (2)	
Environmental, litigation and other	$ 65.8	$ (5.3)	$ (25.4) (3)	$ 36.9
			1.8 (2)	
Deferred tax assets valuation allowance	$ 78.4	$ 3.5	—	$ 81.9
Year Ended September 30, 2010				
Reserves deducted from assets in the consolidated balance sheet:				
Allowance for doubtful accounts	$ 38.3	$ 27.1	$ (30.8) (1)	$ 34.6
Other reserves:				
Property and casualty liability	$ 72.3	$ 15.2	$ (27.4) (3)	$ 65.7 (5)
			5.6 (2)	
Environmental, litigation and other	$ 66.3	$ 5.4	$ (4.9) (3)	$ 65.8
			(1.0) (2)	
Deferred tax assets valuation allowance	$ 87.8	$ (9.4)	$ —	$ 78.4

(1) Uncollectible accounts written off, net of recoveries.

(2) Other adjustments.

(3) Payments, net.

(4) Acquisition.

(5) At September 30, 2012, 2011 and 2010, the Company had insurance indemnification receivables associated with its property and casualty liabilities totaling $20.9, $11.3 and $7.2, respectively.

EXHIBIT INDEX

Exhibit No.	Description
10.20	Form of UGI Corporation 2004 Omnibus Equity Compensation Plan Performance Unit Grant Letter for Ms. Monica M. Gaudiosi for the 2010-12 Performance Period, dated as of April 23, 2012
10.21	Form of UGI Corporation 2004 Omnibus Equity Compensation Plan Performance Unit Grant Letter for Ms. Monica M. Gaudiosi for the 2011-13 Performance Period, dated as of April 23, 2012
10.37	Description of oral compensation arrangements for Messrs. Greenberg, Walsh, Hall, and Oliver and Ms. Gaudiosi
10.40	Summary of Director Compensation as of October 1, 2012
21	Subsidiaries of the Registrant
23	Consent of PricewaterhouseCoopers LLP
31.1	Certification by the Chief Executive Officer relating to the Registrant's Report on Form 10-K for the fiscal year ended September 30, 2012 pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification by the Chief Financial Officer relating to the Registrant's Report on Form 10-K for the fiscal year ended September 30, 2012 pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32	Certification by the Chief Executive Officer and the Chief Financial Officer relating to the Registrant's Report on Form 10-K for the fiscal year ended September 30, 2012, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101.INS	XBRL.Instance
101.SCH	XBRL Taxonomy Extension Schema
101.CAL	XBRL Taxonomy Extension Calculation Linkbase
101.DEF	XBRL Taxonomy Extension Definition Linkbase
101.LAB	XBRL Taxonomy Extension Labels Linkbase
101.PRE	XBRL Taxonomy Extension Presentation Linkbase

EXHIBIT 31.1

CERTIFICATION

I, Lon R. Greenberg, certify that:

1. I have reviewed this annual report on Form 10-K of UGI Corporation;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
    (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
    (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: November 20, 2012

/s/ Lon R. Greenberg

Lon R. Greenberg
Chairman and Chief Executive Officer of
UGI Corporation

EXHIBIT 31.2

CERTIFICATION

I, Kirk R. Oliver, certify that:

1. I have reviewed this annual report on Form 10-K of UGI Corporation;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: November 20, 2012

/s/ Kirk R. Oliver

Kirk R. Oliver
Chief Financial Officer of UGI Corporation

EXHIBIT 32

**Certification by the Chief Executive Officer and Chief Financial Officer
Relating to a Periodic Report Containing Financial Statements**

I, Lon R. Greenberg, Chief Executive Officer, and I, Kirk R. Oliver, Chief Financial Officer, of UGI Corporation, a Pennsylvania corporation (the "Company"), hereby certify that to our knowledge:

(1) The Company's annual report on Form 10-K for the period ended September 30, 2012 (the "Form 10-K") fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934, as amended; and

(2) The information contained in the Form 10-K fairly presents, in all material respects, the financial condition and results of operations of the Company.

* * *

CHIEF EXECUTIVE OFFICER

/s/ Lon R. Greenberg

Lon R. Greenberg

Date: November 20, 2012

CHIEF FINANCIAL OFFICER

/s/ Kirk R. Oliver

Kirk R. Oliver

Date: November 20, 2012

Corporate Information

Annual Meeting

The Annual Meeting of Shareholders will be held at 10:00 a.m. on Thursday, January 24, 2013 in Ballrooms A and B of the Desmond Hotel and Conference Center, One Liberty Boulevard, Malvern, Pennsylvania 19355.

Investor Services

Transfer Agent and Registrar
Shareholder communications regarding transfer of shares, book-entry shares, lost certificates, lost dividend checks or changes of address should be directed to:

By Mail:
Computershare Investor Services
P.O. Box 43078
Providence, RI 02940-3078

By Overnight Delivery:
Computershare Investor Services
250 Royall Street
Canton, MA 02021

800-850-1774 (U.S. and Canada), 312-360-5100 (other countries)

Shareholders can also view real-time account information and request transfer agent services online at the Computershare Investor Services website: www.computershare.com/investor. Computershare Investor Services can be accessed through telecommunications devices for the hearing impaired by calling:

800-822-2794 (U.S. and Canada), 312-588-4110 (other countries)

Dividend Reinvestment and Direct Stock Purchase Plan
UGI's plan provides investors with a simple and convenient method to purchase shares of UGI Common Stock. Shareholders may use all or any part of the dividends they receive to purchase shares of Common Stock. The plan also permits participants to make monthly cash purchases of Common Stock not exceeding $12,000 per year. Investors may become participants by making an initial cash investment of at least $1,000 but not more than $12,000. All such purchases are without brokerage commissions or service charges. For information about the Plan, write or call:

Computershare Investor Services
P.O. Box 43078
Providence, RI 02940-3078
800-850-1774

Plan information is also available on the Computershare Investor Services website: www.computershare.com/investor

Investor Relations

Securities analysts, portfolio managers and other members of the professional investment community should direct inquiries about the Company to:

Hugh J. Gallagher
Treasurer
UGI Corporation
P.O. Box 858
Valley Forge, PA 19482
610-337-1000 ext. 1029

News, Earnings, Financial Reports and Governance Documents
Comprehensive news, webcast events, governance documents and other information about UGI and AmeriGas Partners, L.P. are available via the internet at www.ugicorp.com.

You can request reports filed with the SEC and corporate governance documents, including the Company's Codes of Ethics and Principles of Corporate Governance, free of charge, by writing to Hugh J. Gallagher, Treasurer, UGI Corporation, at the address above.

Board of Directors

Lon R. Greenberg
Chairman and Chief Executive Officer

John L. Walsh
President and Chief Operating Officer

Stephen D. Ban
Retired, former President and Chief Executive Officer of the Gas Research Institute (gas industry research and development institute)

Richard W. Gochnauer
Retired, former Chief Executive Officer, United Stationers Inc. (distributor of business products)

Frank S. Hermance
Chairman of the Board and Chief Executive Officer, Ametek Inc. (manufacturer of electronic instruments)

Ernest E. Jones
President and Chief Executive Officer, EJones Consulting, LLC (management consulting to non-profit organizations)

Anne Pol
Retired, former President and Chief Operating Officer, Trex Enterprises Corporation (high technology research and development)

M. Shawn Puccio
Senior Vice President – Finance, Saint-Gobain Corporation (building materials)

Marvin O. Schlanger (Presiding Director)
Principal, Cherry Hill Chemical Investments, LLC (management and capital services)

Roger B. Vincent
Retired, Former President, Springwell Corporation (corporate financial adviser)

Officers

UGI Corporation

Lon R. Greenberg
Chairman and
Chief Executive Officer

John L. Walsh
President and
Chief Operating Officer

Kirk R. Oliver
Chief Financial Officer

Davinder S. Athwal
Vice President – Accounting and Financial Control and Chief Risk Officer

Bradley C. Hall
Vice President –
New Business Development

Monica M. Gaudiosi
Vice President and
General Counsel, Secretary

Hugh J. Gallagher
Treasurer

Marie-Dominique Ortiz-Landazabal
General Auditor

AmeriGas Propane, Inc.

Jerry E. Sheridan
President and
Chief Executive Officer

UGI Utilities, Inc.

Robert F. Beard
President and
Chief Executive Officer

UGI Enterprises, Inc.

Bradley C. Hall
President

UGI HVAC Enterprises, Inc.

Robert L. Pistor
Vice President

Antargaz

Eric Naddeo
Director General

Flaga GmbH

Reinhard Schödlbauer
Managing Director

UGI CORPORATION

P.O. Box 858
Valley Forge, PA 19482

You can obtain news and other information about UGI Corporation and AmeriGas Partners, L.P. at www.ugicorp.com or www.amerigas.com

UGI
CORPORATION

Notice of January 24, 2013 Annual Meeting and Proxy Statement

BOX 858 VALLEY FORGE, PA 19482 — 610-337-1000

UGI
CORPORATION

LON R. GREENBERG
Chairman and
Chief Executive Officer

December 11, 2012

Dear Shareholder,

On behalf of our entire Board of Directors, I cordially invite you to attend our Annual Meeting of Shareholders on Thursday, January 24, 2013. At the meeting, we will review UGI's performance for Fiscal 2012 and our expectations for the future.

I would like to take this opportunity to remind you that your vote is important. On December 11, 2012, we mailed our shareholders a notice containing instructions on how to access our 2012 proxy statement and annual report and vote online. Please read the proxy materials and take a moment now to vote online or by telephone as described in the proxy voting instructions. Of course, if you received these proxy materials by mail, you may also vote by completing the proxy card and returning it by mail.

I look forward to seeing you on January 24th and addressing your questions and comments.

Sincerely,

Lon R. Greenberg

460 NORTH GULPH ROAD, KING OF PRUSSIA, PA 19406

[THIS PAGE INTENTIONALLY LEFT BLANK]

BOX 858 VALLEY FORGE, PA 19482 — 610-337-1000

UGI
CORPORATION

December 11, 2012

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

The Annual Meeting of Shareholders of UGI Corporation will be held on Thursday, January 24, 2013, at 10:00 a.m., at The Desmond Hotel and Conference Center, Ballrooms A and B, One Liberty Boulevard, Malvern, Pennsylvania. Shareholders will consider and take action on the following matters:

1. election of nine directors to serve until the next annual meeting of Shareholders;

2. a non-binding advisory vote on a resolution to approve UGI Corporation's executive compensation;

3. approval of the Company's 2013 Omnibus Incentive Compensation Plan;

4. ratification of the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for Fiscal 2013; and

5. transaction of any other business that is properly raised at the meeting.

Monica M. Gaudiosi
Corporate Secretary

Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to be held on January 24, 2013:

This Proxy Statement and the Company's 2012 Annual Report are available at *www.ugicorp.com.*

TABLE OF CONTENTS

2012 Proxy Summary

This summary highlights information contained elsewhere in this Proxy Statement. The summary does not contain all of the information that you should consider. Please read the entire Proxy Statement carefully before voting.

Annual Meeting of Shareholders

Time and Date:	10:00 a.m. (Eastern Time), January 24, 2013
Place:	Desmond Hotel and Conference Center, Ballrooms A & B One Liberty Boulevard, Malvern, Pennsylvania
Record Date:	November 13, 2012
Voting:	Shareholders as of close of business on the record date are entitled to vote. Each share of common stock is entitled to one vote for each matter to be voted on.

Meeting Agenda

1. Election of nine directors;
2. Non-binding advisory vote on a resolution to approve the compensation of our named executive officers;
3. Approval of 2013 Omnibus Incentive Compensation Plan; and
4. Ratification of PricewaterhouseCoopers LLP as independent registered public accounting firm for Fiscal 2013.

UGI Corporation's Board of Directors recommends that you vote **FOR** the election of each of the director nominees and **FOR** Proposals 2, 3 and 4.

Director Nominees

The following table provides summary information about each director nominee. Each director nominee is elected annually by a majority of votes cast.

		Director			Committee Memberships			
Name	**Age**	**Since**	**Occupation**	**Independent**	**AC**	**CC**	**CG**	**EC**
Lon R. Greenberg	62	1994	UGI Corporation Chairman and CEO					X
Marvin O. Schlanger (Presiding Director)	64	1998	Chairman and CEO of CEVA Group, Plc	X		C	X	C
Richard W. Gochnauer	63	2011	Former CEO of United Stationers Inc.	X			X	
Frank S. Hermance	63	2011	Chairman and CEO of Ametek Inc.	X		X		
Ernest E. Jones	68	2002	President of EJones Consulting, LLC	X		X	C	
Anne Pol	65	1999	Former President and COO of Trex Enterprises Corporation	X	X	X		
M. Shawn Puccio	50	2009	Senior Vice President, Finance of Saint-Gobain Corporation	X	X			
Roger B. Vincent	67	2006	Former President of Springwell Corporation	X	C			X
John L. Walsh	57	2005	UGI Corporation President and COO					

AC Audit Committee
CC Compensation and Management Development Committee
CG Corporate Governance Committee
EC Executive Committee
C Chairman

Advisory Vote to Approve Named Executive Officer Compensation

We are asking shareholders to approve, on an advisory basis, UGI Corporation's executive compensation, including our executive compensation policies and practices and the compensation of our named executive officers. The Board recommends a FOR vote because it believes that the compensation policies and practices are effective in achieving UGI Corporation's goals of paying for performance and aligning the executives' long-term interests with those of our shareholders. Information regarding our executive compensation program is set forth below. A more detailed description is set forth in this Proxy Statement beginning on page 27.

- **Objectives and Components of our Compensation Program**

Our compensation program for our named executive officers is designed to provide a competitive level of total compensation necessary to attract and retain talented and experienced executives. Additionally, our compensation program is intended to motivate and encourage our executives to contribute to our success and reward our executives for leadership excellence and performance that promotes sustainable growth in shareholder value. As described in this Proxy Statement, a substantial portion of our executive compensation is based on performance.

In Fiscal 2012, the components of our compensation program included salary, annual bonus awards, long-term incentive compensation (performance unit awards and UGI Corporation stock option grants), one-time discretionary equity grants, perquisites, retirement benefits and other benefits, all as described in greater detail in the COMPENSATION DISCUSSION AND ANALYSIS of this Proxy Statement.

- **Compensation and Corporate Governance Practices**

▪ The Compensation and Management Development Committee is composed entirely of directors who are independent and utilizes the services of Pay Governance LLC, an independent outside compensation consultant.

▪ A substantial portion of executive compensation is allocated to performance-based compensation, including long-term awards to align executive officers' interests with shareholders' interests and enhance long-term performance. For example, in Fiscal 2012 80% of Mr. Greenberg's principal compensation components were variable and tied to UGI Corporation's financial performance or total shareholder return.

▪ During Fiscal 2012, we implemented a recoupment policy for incentive-based compensation paid or awarded to current and former executive officers in the event of a significant restatement of UGI Corporation's financial results.

▪ In our change in control agreements, termination of employment is required for payment (referred to as a "double trigger").

▪ We have meaningful stock ownership guidelines. See COMPENSATION OF EXECUTIVE OFFICERS — Stock Ownership Guidelines in this Proxy Statement.

- **Pay for Performance**

Our executive compensation program allows the Compensation and Management Development Committee and the Board to determine pay based on a comprehensive view of quantitative and qualitative factors designed to enhance shareholder value and align the long-term interests of executives and shareholders. For example, Mr. Greenberg did not receive a performance unit payout in Fiscal 2012 for the 2009-2011 performance period as a result of UGI Corporation's total shareholder return (30th percentile) relative to its peer group during that performance period. For the 2008-2010 performance period, UGI Corporation's total shareholder return exceeded all companies but one in its peer group (97th percentile) and Mr. Greenberg received a performance unit payout of $4,578,638 during Fiscal 2011. For additional information on the alignment between our financial results and executive officer compensation, see the COMPENSATION DISCUSSION AND ANALYSIS (beginning on page 27 of this Proxy Statement).

2013 Omnibus Incentive Compensation Plan

UGI Corporation's Board of Directors has approved the UGI Corporation 2013 Omnibus Incentive Compensation Plan (the "Plan"), subject to shareholder approval, and is submitting the Plan to the shareholders for approval. The total aggregate number of shares of our common stock that may be issued under the Plan is 14,500,000 shares. The purpose of the Plan is to provide an incentive to our employees and directors to contribute to our economic success by continuing to align their interests with the interests of the shareholders through grants of equity-based awards and cash awards. Information regarding the Plan is set forth in ITEM 3 – APPROVAL OF UGI CORPORATION 2013 OMNIBUS INCENTIVE COMPENSATION PLAN of this Proxy Statement.

Ratification of Auditors

We are asking that our shareholders ratify the selection of PricewaterhouseCoopers LLP as our independent registered public accounting firm for Fiscal 2013. The fees billed by PricewaterhouseCoopers LLP in Fiscal 2012 and Fiscal 2011 are set forth on page 27 of this Proxy Statement.

UGI CORPORATION

460 North Gulph Road
King of Prussia, Pennsylvania 19406

PROXY STATEMENT

ANNUAL MEETING INFORMATION

This proxy statement contains information related to the Annual Meeting of Shareholders of UGI Corporation (the "Company") to be held on Thursday, January 24, 2013, beginning at 10:00 a.m., at The Desmond Hotel and Conference Center, Ballrooms A and B, One Liberty Boulevard, Malvern, Pennsylvania and at any postponements or adjournments thereof. Directions to The Desmond Hotel and Conference Center appear on page B-1. This proxy statement was prepared under the direction of the Company's Board of Directors to solicit your proxy for use at the Annual Meeting. It was made available to shareholders on or about December 11, 2012.

Why did I receive a notice in the mail regarding the Internet availability of proxy materials instead of printed proxy materials?

The Company has elected to provide access to the proxy materials over the Internet. We believe that this initiative enables the Company to provide proxy materials to shareholders more quickly, reduce the impact of our Annual Meeting on the environment, and reduce costs.

Who is entitled to vote?

Shareholders of record of our common stock at the close of business on November 13, 2012 are entitled to vote at the Annual Meeting, or any postponement or adjournment of the meeting scheduled in accordance with Pennsylvania law. Each shareholder has one vote per share on all matters to be voted on. On November 13, 2012, there were 112,704,763 shares of common stock outstanding.

What am I voting on?

You will be asked to elect nine nominees to serve on the Company's Board of Directors, to provide an advisory vote on the Company's executive compensation, to approve the Company's 2013 Omnibus Incentive Compensation Plan and to ratify the appointment of our independent registered public accounting firm for the fiscal year ending September 30, 2013 ("Fiscal 2013"). The Board of Directors is not aware of any other matters to be presented for action at the meeting.

How does the Board of Directors recommend I vote on the proposals?

The Board of Directors recommends a vote (i) **FOR** the election of each of the nominees for Director, (ii) **FOR** the approval, by advisory vote, of the compensation paid to our named executive officers, (iii) **FOR** approval of the 2013 Omnibus Incentive Compensation Plan, and (iv) **FOR** the ratification of the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for Fiscal 2013.

How do I vote?

You may vote in one of three ways:

- **Over the Internet**

  If your shares are registered in your name: Vote your shares over the Internet by accessing the Computershare proxy online voting website at: *www.envisionreports.com/UGI* and following the on-screen instructions. You will need the control number that appears on your Notice of Availability of Proxy Materials when you access the web page.

  If your shares are held in the name of a broker, bank or other nominee: Vote your shares over the Internet by following the voting instructions that you receive from such broker, bank or other nominee.

- **By Telephone**

  If your shares are registered in your name: Vote your shares over the telephone by accessing the telephone voting system toll-free at 1-800-652-8683 and following the telephone voting instructions. The telephone instructions will lead you through the voting process. You will need the control number that appears on your Notice of Availability of Proxy Materials when you call.

  If your shares are held in the name of a broker, bank or other nominee: Vote your shares over the telephone by following the voting instructions you receive from such broker, bank or other nominee.

- **By Mail**

  If you received these annual meeting materials by mail: Vote by signing and dating the proxy card(s) and returning the card(s) in the prepaid envelope. Also, you can vote online or by using a toll-free telephone number. Instructions about these ways to vote appear on the proxy card. If you vote by telephone, please have your proxy card and control number available.

How can I vote my shares held in the Company's Employee Savings Plans?

You can instruct the trustee for the Company's Employee Savings Plans to vote the shares of stock that are allocated to your account in the UGI Stock Fund. If you do not vote your shares, the trustee will vote them in proportion to those shares for which the trustee has received voting instructions from participants. Likewise, the trustee will vote shares held by the trust that have not been allocated to any account in the same manner.

How can I change my vote?

You can revoke your proxy at any time before it is voted. Proxies are voted at the Annual Meeting. If you are a shareholder of record and you returned a paper proxy card, you can write to the Company's Corporate Secretary at our principal offices, 460 North Gulph Road, King of Prussia, Pennsylvania 19406, stating that you wish to revoke your proxy and that you need another proxy card. Alternatively, you can vote again, either over the Internet or by telephone. If you hold your shares through a broker, bank or other nominee, you can revoke your proxy by contacting the broker, bank or other nominee and following their procedure for revocation. If you are a shareholder of record and you attend the meeting, you may vote by ballot, which will cancel your previous proxy vote. If your shares are held through a broker, bank or other nominee, and you wish to vote by ballot at the meeting, you will need to contact your bank, broker or other nominee to obtain a legal proxy form that you must bring with you to the meeting to exchange for a ballot. Your last vote is the vote that will be counted.

What is a quorum?

A quorum of the holders of the outstanding shares must be present for the Annual Meeting to be held. A "quorum" is the presence at the meeting, in person or represented by proxy, of the holders of a majority of the outstanding shares entitled to vote.

How are votes, abstentions and broker non-votes counted?

Abstentions are counted for purposes of determining the presence or absence of a quorum, but are not considered a vote cast under Pennsylvania law.

A broker non-vote occurs when a broker, bank or other nominee holding shares on your behalf does not receive voting instructions from you. If that happens, the broker, bank or other nominee may vote those shares only on matters deemed "routine" by the New York Stock Exchange, such as the ratification of the appointment of the Company's independent registered public accounting firm. On non-routine matters, such as the approval of the 2013 Omnibus Incentive Compensation Plan, the broker, bank or other nominee cannot vote those shares unless they receive voting instructions from the beneficial owner. A "broker non-vote" occurs when a broker has not received voting instructions and either declines to exercise its discretionary authority to vote on routine matters or is barred from doing so because the matter is non-routine. Broker non-votes are counted to determine if a quorum is present, but are not considered a vote cast under Pennsylvania law.

As a result, abstentions and broker non-votes are not included in the tabulation of the voting results on issues requiring approval of a majority of the votes cast and, therefore, do not have the effect of votes in opposition in such tabulation.

What vote is required to approve each item?

The Director nominees will be elected by a plurality of the votes cast at the Annual Meeting.

The approval, by advisory vote, of UGI Corporation's executive compensation requires the affirmative vote of a majority of the shares present in person or by proxy and entitled to vote at the 2013 Annual Meeting. This vote is advisory in nature and therefore not binding on UGI Corporation, the Board of Directors or the Compensation and Management Development Committee. However, our Board of Directors and the Compensation and Management Development Committee value the opinions of the Company's shareholders and will consider the outcome of this vote in their future deliberations on the Company's executive compensation programs.

Approval of the 2013 Omnibus Incentive Compensation Plan and ratification of the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for Fiscal 2013 requires the affirmative vote of a majority of the votes cast at the meeting to be approved.

Who will count the vote?

Computershare Inc., our Transfer Agent, will tabulate the votes cast by proxy or in person at the Annual Meeting.

What are the deadlines for Shareholders' proposals for next year's Annual Meeting?

Shareholders may submit proposals on matters appropriate for shareholder action as follows:

- Shareholders who wish to include a proposal in the Company's proxy statement and proxy for its 2014 annual meeting must comply in all respects with SEC rules relating to such inclusion and must submit the proposals no later than August 13, 2013.
- With respect to shareholder proposals that are not intended for inclusion in the Company's proxy materials for the 2014 annual meeting, if such a proposal is raised at the meeting, the proxy holders will have discretionary authority to vote on the matter if the Company does not receive notice of the proposal by October 28, 2013 or, if the proposal is so received by October 28, 2013, either the Company does not include advice on the nature of the matter and how the proxy holders intend to vote on the proposal or the proposal is made in connection with certain proxy contests.

All proposals and notifications should be addressed to the Corporate Secretary.

How much did this proxy solicitation cost?

The Company has engaged Georgeson Inc. to solicit proxies for the Company for a fee of $7,500 plus reasonable expenses for additional services. We also reimburse banks, brokerage firms and other institutions, nominees, custodians and fiduciaries for their reasonable expenses for sending proxy materials to beneficial owners and obtaining their voting instructions. Certain Directors, officers and regular employees of the Company and its subsidiaries may solicit proxies personally or by telephone or facsimile without additional compensation.

Securities Ownership of Management

The following table shows the number of shares beneficially owned by each Director, by each of the executive officers named in the Summary Compensation Table – Fiscal 2012, and by all Directors and executive officers as a group. The table shows their beneficial ownership as of October 1, 2012. The percentage of ownership for each person or group is based on 112,620,421 shares of common stock issued and outstanding as of October 1, 2012.

Our subsidiary, AmeriGas Propane, Inc. ("AmeriGas Propane"), is the General Partner of AmeriGas Partners, L.P. ("AmeriGas Partners"), one of our consolidated subsidiaries and a publicly-traded limited partnership. The table also shows, as of October 1, 2012, the number of common units of AmeriGas Partners, and phantom units representing common units, beneficially owned by each Director and named executive officer, and by all Directors and executive officers as a group.

Mr. Greenberg beneficially owns approximately 1.7 percent of the outstanding common stock. Each other person named in the table beneficially owns less than 1 percent of the outstanding common stock and less than 1 percent of the outstanding common units of AmeriGas Partners. Directors and named executive officers as a group own approximately 3.4 percent of the outstanding common stock and less than 1 percent of the outstanding common units of AmeriGas Partners. For purposes of reporting total beneficial ownership, shares that may be acquired within 60 days of October 1, 2012 through UGI Corporation stock option exercises are included.

Beneficial Ownership of Directors, Nominees and Named Executive Officers

Name	Number of Shares of UGI Common Stock[1]	Number of UGI Stock Units Held Under 2004 Plan[2]	Exercisable Options For UGI Common Stock	Number of AmeriGas Partners, L.P. Common Units	Number of AmeriGas Partners, L.P. Phantom Units[3]
Stephen D. Ban	16,496[4]	68,210[5]	76,500	0	1,579
Eugene V. N. Bissell	67,297[6]	0	220,000	60,800[6]	0
Monica M. Gaudiosi	3,300	0	0	0	0
Richard W. Gochnauer	0	5,189	17,000	0	0
Lon R. Greenberg	345,060[7]	0	1,645,000	15,000	0
Bradley C. Hall	46,037[8]	0	111,666	0	0
Frank S. Hermance	65,000[9]	3,836	12,750	0	0
Ernest E. Jones	7,711	32,928	76,500	0	0
Anne Pol	3,135	69,682	82,500	0	0
M. Shawn Puccio	3,550	10,715	34,000	0	0
Marvin O. Schlanger	9,724[10]	57,663	76,500	1,000[10]	1,579
Jerry E. Sheridan	1,237[11]	0	112,777	19,244[12]	0
François Varagne	42,239	0	0	0	0
Roger B. Vincent	10,000	19,633	59,500	6,000	0
John L. Walsh	144,458[13]	0	560,000	7,000[13]	0
Directors and executive officers as a group (18 persons)	771,016	267,856	3,157,359	109,044	3,158

(1) Sole voting and investment power unless otherwise specified.

(2) The UGI Corporation 2004 Omnibus Equity Compensation Plan Amended and Restated as of December 5, 2006 (the "2004 Plan") provides that stock units will be converted to shares and paid out to Directors upon their retirement or termination of service.

(3) The AmeriGas Propane, Inc. 2010 Long-Term Incentive Plan on behalf of AmeriGas Partners, L.P. provides that phantom units will be converted to common units and paid out to Directors upon their retirement or termination of service.

(4) Dr. Ban's shares are held in a revocable trust.

(5) Dr. Ban's stock units are held jointly with his spouse.

(6) Mr. Bissell's shares and common units are held jointly with his spouse.

(7) Mr. Greenberg holds 218,474 shares jointly with his spouse and 66,977 shares in a charitable trust for which Mr. Greenberg and his spouse are co-trustees.

(8) 3,500 of these shares are held by a family partnership, of which Mr. Hall's spouse is a 25% beneficial owner, and Mr. Hall holds 12,571 of these shares in his 401(k) Savings Plan.

(9) Mr. Hermance holds these shares jointly with his spouse.

(10) Mr. Schlanger's spouse holds 2,000 shares and all common units shown. Mr. Schlanger disclaims beneficial ownership of the shares and common units owned by his spouse.

(11) Mr. Sheridan holds these shares in his 401(k) Savings Plan.

(12) Mr. Sheridan holds 19,244 common units jointly with his spouse.

(13) Mr. Walsh's shares and common units are held jointly with his spouse.

Section 16(a) – Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") requires our Directors, certain officers and 10 percent beneficial owners to report their ownership of shares and changes in such ownership to the SEC. Based on our records, we believe that, during the fiscal year ended September 30, 2012 ("Fiscal 2012"), all of such reporting persons complied with all Section 16(a) reporting requirements applicable to them, except for Mr. Greenberg. Mr. Greenberg was inadvertently late in filing a Form 4 to report a gift of 612 shares of Company common stock made to a charitable organization. Mr. Greenberg filed a Form 4 on September 21, 2012 to correct the oversight.

SECURITIES OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

The following table shows information regarding each person known by the Company to be the beneficial owner of more than five percent of the Company's common stock. The ownership information below is based on information reported on a Schedule 13D or Schedule 13G as filed with the SEC.

Securities Ownership of Certain Beneficial Owners

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class (1)
Common Stock	Wellington Management Company, LLP 280 Congress Street Boston, MA 02210	11,415,691(2)	10.1%
Common Stock	State Street Corporation One Lincoln Street Boston, MA 02111	6,203,121(3)	5.5%
Common Stock	BlackRock, Inc. 40 East 52nd Street New York, NY 10022	6,879,139(4)	6.1%

(1) Based on 112,704,763 shares of common stock issued and outstanding at November 13, 2012.

(2) The reporting person, and certain related entities, has shared voting with respect to 8,019,596 shares and shared investment power with respect to 11,415,691 shares.

(3) The reporting person, and certain related entities, has sole voting power and sole investment power with respect to 6,203,121 shares.

(4) The reporting person, and certain related entities, has sole voting power and sole investment power with respect to 6,879,139 shares.

ITEM 1 – ELECTION OF DIRECTORS

NOMINEES

Nine Directors will be elected at the Annual Meeting. Directors will serve until the next annual meeting or until their earlier resignation or removal. If any nominee is not available for election, proxies will be voted for another person nominated by the Board of Directors or the size of the Board will be reduced. Nine members of the Board of Directors elected at last year's annual meeting are standing for re-election this year. Dr. Ban will retire from the Board of Directors effective as of the Annual Meeting, having reached the mandatory retirement age.

The nominees are as follows:

LON R. GREENBERG
Director since 1994
Age 62

Mr. Greenberg has been Chairman of the Board of Directors of UGI since 1996 and Chief Executive Officer since 1995. He was formerly President (1994 to 2005), Vice Chairman of the Board (1995 to 1996), and Senior Vice President – Legal and Corporate Development (1989 to 1994). Mr. Greenberg also serves as a Director of UGI Utilities, Inc., AmeriGas Propane, Aqua America, Inc. and Ameriprise Financial, Inc. As previously announced, Mr. Greenberg will retire from his position as Chief Executive Officer of UGI in the spring of 2013 and will serve as Non-Executive Chairman of the Board of Directors following his retirement.

MARVIN O. SCHLANGER
Director since 1998
Age 64

Mr. Schlanger is a Principal in the firm of Cherry Hill Chemical Investments, LLC (a management services and capital firm for chemical and allied industries) (since 1998). Mr. Schlanger also serves as Chief Executive Officer (since October 2012) and Chairman of the Board (since 2009) of CEVA Group, Plc (an international logistics supplier) and as Chairman of the Supervisory Board of LyondellBasell Industries NV (since 2010). He was previously Chairman, Chief Executive Officer and President of Resolution Performance Products, LLC (a manufacturer of specialty and intermediate chemicals) (2000 to 2005), Chairman of Covalence Specialty Materials Corp. (2006 to 2007), Chairman of Resolution Specialty Materials, LLC (2004 to 2005) and Vice Chairman of Hexion Specialty Materials, LLC (2005 to 2010). Mr. Schlanger also serves as a Director of UGI Utilities, Inc., AmeriGas Propane, Taminco Global Chemical Holdings, LLP and Momentive Specialty Chemicals Holdings, LLC.

ANNE POL
Director 1993 through 1997 and since December 1999
Age 65

Mrs. Pol retired in 2005 as President and Chief Operating Officer of Trex Enterprises Corporation (a high technology research and development company), a position she had held since 2001. She previously served as Senior Vice President (1998 to 2001) and Vice President (1996 to 1998) of Thermo Electron Corporation (an environmental monitoring and analytical instruments company and a major producer of recycling equipment, biomedical products and alternative energy systems). Mrs. Pol also served as President of Pitney Bowes Shipping and Weighing Systems Division, a business unit of Pitney Bowes Inc. (mailing and related business equipment) (1993 to 1996); Vice President of New Product Programs in the Mailing Systems Division of Pitney Bowes Inc. (1991 to 1993); and Vice President of Manufacturing Operations in the Mailing Systems Division of Pitney Bowes Inc. (1990 to 1991). Mrs. Pol also serves as a Director of UGI Utilities, Inc.

ERNEST E. JONES
Director since 2002
Age 68

Mr. Jones is President of EJones Consulting, LLC (since 2011) (a company that provides management consulting services to non-profit organizations). He retired from his position as President and Chief Executive Officer of Philadelphia Workforce Development Corporation (an agency that funds, coordinates and implements employment and training activities in Philadelphia, Pennsylvania) in 2010, having served in that capacity since 1998. He formerly served as President and Executive Director of the Greater Philadelphia Urban Affairs Coalition (1983 to 1998) and as Executive Director of Community Legal Services, Inc. (1977 to 1983). Mr. Jones also serves as a Director of the African American Museum in Philadelphia, the Philadelphia Contributionship, Vector Security, Inc. and UGI Utilities, Inc. He previously served as a Director of PARADIGM Global Advisors LLC, ending in 2009, and Thomas Jefferson University, ending in 2012.

JOHN L. WALSH
Director since April 2005
Age 57

Mr. Walsh is a Director and President and Chief Operating Officer of UGI (since 2005). In addition, Mr. Walsh serves as a Director and Vice Chairman of AmeriGas Propane (since 2005) and UGI Utilities, Inc. (since 2005). Previously, he also served as President and Chief Executive Officer of UGI Utilities, Inc. (2009 to 2011). Mr. Walsh was the Chief Executive of the Industrial and Special Products Division of the BOC Group plc (industrial gases), a position he assumed in 2001. He was also an Executive Director of BOC (2001 to 2005). He joined BOC in 1986 as Vice President-Special Gases and held various senior management positions in BOC, including President of Process Gas Solutions, North America (2000 to 2001) and President of BOC Process Plants (1996 to 2000). As previously announced, Mr. Walsh will be named President and Chief Executive Officer of UGI upon Mr. Greenberg's retirement in the spring of 2013.

ROGER B. VINCENT
Director since February 2006
Age 67

Mr. Vincent is retired from his position as President of Springwell Corporation (a corporate finance advisory firm located in New York) (1989 to 2010). Mr. Vincent serves as Chairman of the Board of Trustees of the ING Unified Funds and as a Director of UGI Utilities, Inc. He previously served as a Director of AmeriGas Propane, the General Partner of AmeriGas Partners, L.P., ending in 2006.

M. SHAWN PUCCIO
Director since January 2009
Age 50

Ms. Puccio is Senior Vice President, Finance of Saint-Gobain Corporation, the North American business of Compagnie de Saint-Gobain (a global manufacturer and distributor of flat glass, building products, glass containers and high performance materials) (since 2006). Ms. Puccio was formerly Vice President, Finance (2005 to 2006) and Vice President, Internal Control Services (2002 to 2005) of Saint-Gobain. Prior to joining Saint-Gobain, she was a partner with PricewaterhouseCoopers LLP, a public accounting firm (1997 to 2002), having joined Pricewaterhouse in 1984. Ms. Puccio also serves as a Director of UGI Utilities, Inc.

RICHARD W. GOCHNAUER
Director since January 2011
Age 63

Mr. Gochnauer retired in May 2011 as Chief Executive Officer and a Director of United Stationers Inc. (a wholesale distributor of business products) (2002 to 2011). He previously served as President and Chief Operating Officer and Vice Chairman and President,

International, of Golden State Foods Corporation (a food service industry supplier) (1994 to 2002). Prior to that, Mr. Gochnauer served as Executive Vice President of the Dial Corporation, with responsibility for its household and laundry consumer products businesses. Mr. Gochnauer also serves as a Director of UGI Utilities, Inc., AmerisourceBergen Corporation and Golden State Foods Corporation.

FRANK S. HERMANCE
Director since September 2011
Age 63

Mr. Hermance is Chairman of the Board (since 2001) and Chief Executive Officer of Ametek Inc. (a global manufacturer of electronic instruments and electromechanical devices); previously, he served as President and Chief Operating Officer of Ametek Inc. (1996 to 1999). Mr. Hermance is a member of the Board of Trustees of the Rochester Institute of Technology. He also serves as a Director of UGI Utilities, Inc. and as a Director of the Greater Philadelphia Alliance for Capital and Technologies. He previously served as a Director of IDEX Corporation, ending in April 2012.

CORPORATE GOVERNANCE

The business of UGI Corporation is managed under the direction of the Board of Directors. As part of its duties, the Board oversees the corporate governance of the Company for the purpose of creating long-term value for its shareholders and safeguarding its commitment to its other stakeholders: our employees, our customers, our suppliers and creditors, and the communities in which we do business. To accomplish this purpose, the Board considers the interests of the Company's stakeholders when, together with management, it sets the strategies and objectives of the Company. The Board also evaluates management's performance in pursuing those strategies and achieving those objectives.

In carrying out its responsibilities under the guidelines set forth by the Principles of Corporate Governance, the Board will:

- Approve the Company's strategies and objectives and monitor the execution of strategies and the achievement of objectives;
- Evaluate the performance, and approve the compensation of, the Chief Executive Officer and senior management;
- Review plans for management succession;
- Advise and counsel management;
- Monitor codes of conduct and policies on corporate governance;
- Establish and monitor Board and Committee structure;
- Designate a Presiding Director; and
- Assess Board and Board Committee performance.

The full text of the Company's Principles of Corporate Governance can be found on the Company's website, www.ugicorp.com, under Investor Relations and Corporate Governance. The Company has also adopted (i) a Code of Ethics for the Chief Executive Officer and Senior Financial Officers that applies to the Company's Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer, and (ii) a Code of Business Conduct and Ethics for Directors, Officers and Employees. Both Codes and the Charters of the Corporate Governance, Audit, and Compensation and Management Development Committees of the Board of Directors are posted on the Company's website, www.ugicorp.com, under Investor Relations and Corporate Governance. All of these documents are also available free of charge by writing to Hugh J. Gallagher, Treasurer, UGI Corporation, P.O. Box 858, Valley Forge, PA 19482, or by calling 1-800-844-9453.

Board Leadership Structure and Role in Risk Management

Our Board of Directors determines which leadership structure best serves its needs and those of our shareholders. Currently, Mr. Greenberg serves as both Chairman of the Board of Directors and Chief Executive Officer of the Company. The Board believes that Mr. Greenberg's service in both capacities has provided a single source of leadership and authority for the Board due to Mr. Greenberg's unique, in-depth knowledge of the Company's corporate strategy and operating history. In addition, Mr. Greenberg's dual role has proven to be efficient and has contributed to effective communication between the Board and management. Given Mr. Greenberg's willingness to serve as the Non-Executive Chairman of the Board following his retirement as Chief Executive Officer in the spring of 2013, the Board has determined that it is appropriate to separate the roles of Chairman and Chief Executive Officer. The Board believes that the combination of Mr. Walsh as the Company's Chief Executive Officer and Mr. Greenberg as Non-Executive Chairman of the Board of Directors will serve the best interests of the Company following Mr. Greenberg's retirement.

Mr. Schlanger currently serves as the Board's Presiding Director. Each year, the Board designates an independent, Presiding Director who chairs periodic meetings of the independent Directors and serves as principal liaison between the Chairman and the other Directors on sensitive issues.

Assessing and managing risk is the responsibility of senior management of the Company. Senior management has developed an enterprise risk management process intended to identify, prioritize and monitor key risks that may affect the Company. Our Board plays an important role in overseeing management's performance of these functions. In addition to general oversight by the Board, the Board has approved the charter of its Audit Committee, and the charter sets out the primary responsibilities of the Audit Committee. Those responsibilities require the Audit Committee to discuss with management, the general auditor and the independent auditors the Company's enterprise risk management policies and risk management processes, including major risk exposures, risk mitigation, and the design and effectiveness of the Company's processes and controls to prevent and detect fraudulent activity.

In order to further assist the Board in its oversight of management's activities in the areas of safety, environmental and regulatory compliance, the Board established a new Safety,

Environmental and Regulatory Compliance Committee in November 2012. The charter for the committee sets out the primary responsibilities of the committee, including policies, programs, procedures, initiatives and training related to safety, environmental and regulatory compliance, for the Company's domestic and multinational business units.

Our businesses are subject to a number of risks and uncertainties, which are described in detail in our Annual Report on Form 10-K for the year ended September 30, 2012. Throughout the year, in conjunction with its regular business presentations to the Board and its committees, management highlights significant related risks and risk mitigation plans. Management also reports to the Audit Committee and the Board, and will report to the Safety, Environmental and Regulatory Compliance Committee on safety, environmental and regulatory compliance matters, on steps being taken to enhance management processes and controls in light of evolving market, business, regulatory and other conditions. The Chairman of the Audit Committee reports to the entire Board on the Audit Committee's activities and decisions and the Chairman of the Safety, Environmental and Regulatory Compliance Committee will report to the entire Board on that committee's activities and decisions. In addition, on an annual basis, an extended meeting of the Board is dedicated to reviewing the Company's short and long-term strategies and objectives, including consideration of significant risks to the execution of those strategies and the achievement of the Company's objectives.

Our Chairman and Chief Executive Officer is ultimately responsible for the effectiveness of the Company's risk management processes and he is an integral part of our day-to-day execution of those processes. While Mr. Greenberg's dual role has enabled him to effectively lead management's risk management program and assist in the Board's oversight of that program, we believe that separation of the two roles following Mr. Greenberg's retirement as Chief Executive Officer will enhance the effectiveness of both the Board's leadership structure and oversight of risk in light of Messrs. Greenberg's and Walsh's deep familiarity and long tenure with the Company and the industries in which it operates.

Board Independence

The Board of Directors has determined that, other than Messrs. Greenberg and Walsh, no Director has a material relationship with the Company and each Director satisfies the criteria for an "independent director" under the rules of the New York Stock Exchange. The Board of Directors has established the following guidelines to assist it in determining director independence: (i) if a Director serves as an officer, director or trustee of a non-profit organization, charitable contributions to that organization by the Company and its affiliates in an amount up to $250,000 per year will not be considered to result in a material relationship between such Director and the Company, and (ii) service by a Director or his immediate family member as an executive officer or employee of a company that makes payments to, or receives payments from, the Company or its affiliates for property or services in an amount that, in any of the last three fiscal years, did not exceed the greater of $1 million or 2 percent of such other company's consolidated gross revenues will not be considered to result in a material relationship between such Director and the Company. In making its determination of independence, the Board of Directors considered ordinary business transactions between Ms. Puccio's employer and subsidiaries of the Company that were in compliance with the categorical standards set by the Board of Directors for determining director independence.

The Board of Directors held 11 meetings in Fiscal 2012. All Directors attended at least 75% percent of the meetings of the Board of Directors and Committees of the Board of which they were members. Generally, all Directors attend the Company's Annual Meetings of Shareholders, and each of the Company's sitting Directors attended the 2011 Annual Meeting of Shareholders. Independent Directors of the Board also meet in regularly scheduled sessions without management. These sessions are led by our Presiding Director.

The Board of Directors has established the Audit Committee, the Compensation and Management Development Committee, the Executive Committee, the Corporate Governance Committee, and the Safety, Environmental and Regulatory Compliance Committee. All of these Committees are responsible to the full Board of Directors. The functions of and other information about these Committees are summarized below.

Board Committees

Audit Committee

- Oversees the accounting and financial reporting processes of the Company and independent audits of the financial statements of the Company.
- Oversees the adequacy of the Company's controls relative to financial and business risk.
- Monitors compliance with the Company's enterprise risk management policies.
- Appoints and approves the compensation of the Company's independent accountants.
- Monitors the independence of the Company's independent registered public accounting firm and the performance of the independent accountants and the internal audit function.
- Discusses with management, the general auditor and the independent auditor the Company's policies with respect to risk assessment and risk management.
- Provides a means for open communication among the Company's independent accountants, management, internal audit staff and the Board.
- Oversees compliance with applicable legal and regulatory requirements.

AUDIT COMMITTEE MEMBERS: R.B. Vincent (Chairman), A. Pol, and M.S. Puccio.

The Board of Directors has determined that all of the Audit Committee members – Mr. Vincent, Mrs. Pol and Ms. Puccio, qualify as "audit committee financial experts" in accordance with the applicable rules and regulations of the SEC. Each of the members of the Audit Committee is "independent" as defined by the New York Stock Exchange listing standards.

MEETINGS HELD LAST YEAR: 10

Compensation and Management Development Committee

- Establishes executive compensation policies and programs.
- Confirms that executive compensation plans do not encourage unnecessary risk-taking.
- Recommends to the Board base salaries and target bonus levels for senior executive personnel.
- Assists the Board in establishing a succession plan for the positions of Chairman of the Board and Chief Executive Officer.
- Reviews the Company's plans for management development and senior management succession.
- Reviews and approves corporate goals and objectives relevant to the Chief Executive Officer's compensation, evaluates the Chief Executive Officer's performance in light of those goals and objectives, and together with the other independent Directors on the Board, determines and approves the Chief Executive Officer's compensation based upon such evaluation.
- Reviews with management the COMPENSATION DISCUSSION AND ANALYSIS included in the Company's proxy statement.
- Approves the awards and payments to be made to senior executive personnel of the Company under its long-term compensation plans.

COMPENSATION AND MANAGEMENT DEVELOPMENT COMMITTEE MEMBERS: M.O. Schlanger (Chairman), F.S. Hermance, E.E. Jones, and A. Pol.

Each of the members of the Committee is "independent" as defined by the New York Stock Exchange listing standards.

MEETINGS HELD LAST YEAR: 4

Compensation Committee Interlocks and Insider Participation

The members of the Compensation and Management Development Committee are Messrs. Schlanger, Hermance and Jones and Mrs. Pol. None of the members is a former or current officer or employee of the Company or any of its subsidiaries, or is an executive officer of another company where an executive officer of UGI Corporation is a director.

Executive Committee

- Has the full power of the Board between meetings of the Board, with specified limitations relating to major corporate matters.

EXECUTIVE COMMITTEE MEMBERS: M.O. Schlanger (Chairman), L.R. Greenberg, and R.B. Vincent.

MEETINGS HELD LAST YEAR: 2

Corporate Governance Committee

- Identifies nominees and reviews the qualifications of persons eligible to stand for election as Directors and makes recommendations to the Board on this matter.
- Reviews and recommends candidates for committee membership and chairs.
- Advises the Board with respect to significant developments in corporate governance matters.
- Reviews and assesses the performance of the Board and each Committee.
- Reviews and recommends Director compensation.
- Reviews Directors' and officers' indemnification and insurance coverage.

Selection and Evaluation of Board Candidates

The Corporate Governance Committee seeks director candidates based upon a number of qualifications, including their independence, knowledge, judgment, character, leadership skills, education, experience, financial literacy, standing in the community, and ability to foster a diversity of backgrounds and views and to complement the Board's existing strengths. The Committee seeks individuals who have a broad range of demonstrated abilities and accomplishments in areas of importance to the Company, such as general management, finance, energy distribution, international business, law and public sector activities. Directors should also possess a willingness to challenge and stimulate management and the ability to work as part of a team in a collegial atmosphere. The Committee also seeks individuals who are capable of devoting the required amount of time to serve effectively on the Board and its Committees. With respect to incumbent Directors, the Committee also considers past performance of the Director on the Board. As part of the process of selecting independent Board candidates, the Committee obtains an opinion of the Company's General Counsel that there is no reason to believe that the Board candidate is not "independent" as defined by the New York Stock Exchange listing standards. The Committee generally relies upon recommendations from a wide variety of its business contacts, including current non-management Directors, executive officers, community leaders, and shareholders as a source for potential Board candidates. The Committee may also use the services of a third-party executive search firm to assist it in identifying and evaluating possible nominees for director. Mr. Hermance was recommended to the Committee as a possible nominee by a third-party executive search firm.

The Committee conducts an annual assessment of the composition of the Board and Committees and reviews with the Board the appropriate skills and characteristics required of Board members. When considering whether the Board's Directors and nominees have the experience, qualifications, attributes and skills, taken as a whole, to satisfy the oversight responsibilities of the Board, the Committee and the Board considered primarily the information about the backgrounds and experiences of the nominees contained under the caption "Nominees" on pages 11 to 14. In particular, with regard to Mr. Greenberg, the Board considered his executive leadership and vision demonstrated in leading the Company's successful growth for more than 17 years, and his extensive industry knowledge and experience. With regard to Mr. Schlanger, the Board considered his senior management experience as Chief Executive Officer, Chief Operating Officer, and Chief Financial Officer of ARCO Chemical Company, a large public company, and his experience serving as chairman, director and committee member on the boards of directors of large public and private international companies, including his experience serving on boards of directors of public companies as a result of being nominated by a major shareholder. With regard to Mrs. Pol, the Board considered her significant experience as a senior executive managing high technology, traditional manufacturing and services businesses, including experience in human resource management, and her insight into government regulatory issues. With regard to Mr. Jones, the Board considered his extensive experience managing government and non-profit organizations as Chief Executive Officer, his public and private company directorship experience and his insight into workforce, regulatory, banking and legal issues. With regard to Mr. Walsh, the Board considered his expected appointment as Chief Executive Officer following Mr. Greenberg's retirement, his experience managing the Company as Chief Operating Officer, his prior senior management experience with a global public company, and his broad industry knowledge and insight. With regard to Mr. Vincent, the Board considered his senior executive experience in banking and finance, and his extensive public and private company directorship and committee experience, including his experience as Chairman of the Board of a major mutual fund organization. With regard to Ms. Puccio, the Board considered her senior financial management experience with a global company and her extensive public accounting knowledge and experience. With regard to Mr. Gochnauer, the Board considered his experience as Chief Executive Officer of a large public company, his international business senior management experience, and his public and private company directorship experience. With regard to Mr. Hermance, the Board considered his senior management experience as a Chairman of the Board, Chief Executive Officer, President and Chief Operating Officer of a large global public company, his extensive international business experience, his public company directorship and committee experience, and his extensive mergers and acquisitions knowledge and experience.

Written recommendations by shareholders for director nominees should be delivered to the Corporate Secretary, UGI Corporation, 460 North Gulph Road, King of Prussia, PA 19406. The Company's bylaws do not permit shareholders to nominate candidates from the floor at an annual meeting without notifying the Corporate Secretary 45 days prior to the anniversary of the mailing date of the Company's proxy statement for the previous year's annual meeting. Notification must include certain information detailed in the Company's bylaws. If you intend to nominate a candidate from the floor at an annual meeting, please contact the Corporate Secretary.

CORPORATE GOVERNANCE COMMITTEE MEMBERS: E.E. Jones (Chairman), M.O. Schlanger, and R.W. Gochnauer.

Each of the members of the Committee is "independent" as defined by the New York Stock Exchange listing standards.

MEETINGS HELD LAST YEAR: 3

Safety, Environmental and Regulatory Compliance Committee

- Reviews adequacy of and provides oversight with respect to the Company's safety, environmental and regulatory compliance policies, programs, procedures, initiatives and training.
- Reviews risks associated with the Company's multinational businesses.
- Reviews reports regarding the Company's code of ethical conduct for employees to the extent relating to safety, environmental or regulatory compliance matters.
- Discusses with management the Company's safety results, environmental claims and regulatory compliance matters.
- Discusses with management the regulatory environment within which the Company operates.
- Periodically reports to the Board on safety, environmental and regulatory compliance matters.

SAFETY, ENVIRONMENTAL AND REGULATORY COMPLIANCE COMMITTEE MEMBERS: F. S. Hermance (Chairman), A. Pol and M. S. Puccio.

Communications with the Board

You may contact the Board of Directors or the non-management Directors as a group by writing to them c/o UGI Corporation, P.O. Box 858, Valley Forge, PA 19482. These contact instructions have been posted on the Company's website at www.ugicorp.com under Investor Relations and Corporate Governance.

Any communications directed to the Board of Directors or the non-management Directors as a group from employees or others that concern complaints regarding accounting, internal controls or auditing matters will be handled in accordance with procedures adopted by the Audit Committee of the Board.

All other communications directed to the Board of Directors or the non-management Directors as a group are initially reviewed by the General Counsel. The Chairman of the Corporate Governance Committee is advised promptly of any such communication that alleges misconduct on the part of Company management or raises legal, ethical or compliance concerns about Company policies or practices.

On a periodic basis, the Chairman of the Corporate Governance Committee receives updates on other communications that raise issues related to the affairs of the Company but do not fall into the two prior categories. The Chairman of the Corporate Governance Committee determines which of these communications he would like to see. The Corporate Secretary maintains a log of all such communications that is available for review for one year upon request of any member of the Board.

Typically, we do not forward to our Board of Directors communications from our shareholders or other parties that are of a personal nature or are not related to the duties and responsibilities of the Board, including customer complaints, job inquiries, surveys, polls and business solicitations.

COMPENSATION OF DIRECTORS

The table below shows the components of director compensation for Fiscal 2012. A Director who is an officer or employee of the Company or its subsidiaries is not compensated for service on the Board of Directors or on any Committee of the Board.

Director Compensation Table – Fiscal 2012

Name	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)(2)	Option Awards ($)(3)	Non-Equity Incentive Plan Compen-sation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(4)	All Other Compensation ($)	Total ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)
S. D. Ban	67,000	137,455	35,637	0	0	0	240,092
R. W. Gochnauer	62,000	74,740	35,637	0	0	0	172,377
F.S. Hermance	62,000	72,445	35,637	0	0	0	170,082
E. E. Jones	67,000	102,345	35,637	0	941	0	205,923
A. Pol	67,000	138,920	35,637	0	611	0	242,168
M.S. Puccio	67,000	80,240	35,637	0	0	0	182,877
M. O. Schlanger	72,000	126,960	35,637	0	0	0	234,597
R. B. Vincent	72,000	89,115	35,637	0	0	0	196,752

(1) *Annual Retainers.* In Fiscal 2012, the Company paid its non-management Directors an annual retainer of $62,000 for Board service and paid an additional annual retainer of $5,000 to members of the Audit Committee, other than the chairperson. The Company also paid an annual retainer to the chairperson of each of the Committees, other than the Executive Committee, as follows: Audit, $10,000; Compensation and Management Development, $10,000; and Corporate Governance, $5,000. The Company pays no meeting attendance fees. For Fiscal 2013, the annual retainer for Board service has been increased to $77,000. Additionally, the annual retainer for the chairperson of each of the Committees for Fiscal 2013 will be as follows: Audit, $15,000; Compensation and Management Development, $15,000; and Corporate Governance, $10,000. The Company will also pay its Presiding Director a retainer of $20,000 in Fiscal 2013.

(2) *Stock Awards.* All Directors named above received 2,550 stock units in Fiscal 2012 as part of their annual compensation. Effective with the January 2013 grant of stock units, non-employee Directors will receive 2,800 stock units as part of their Fiscal 2013 annual compensation. Each stock unit represents the right to receive a share of stock and dividend equivalents when the Director ends his or her service on the Board. Stock units earn dividend equivalents on each record date for the payment of a dividend by the Company on its shares. Accrued dividend equivalents are converted to additional stock units annually, on the last date of the calendar year, based on the closing stock price for the Company's shares on the last trading day of the year. All stock units and dividend equivalents are fully vested when credited to the Director's account. Account balances become payable 65 percent in shares and 35 percent in cash, based on the value of a share, upon retirement or termination of service. In the case of a change in control of the Company, the stock units and dividend equivalents will be paid in cash based on the fair market value of the Company's common stock on the date of the change in control. The amounts shown in column (c) above represent the fair value

of the awards of stock units on the date of grant. The assumptions used in the calculation of the amounts shown are included in Note 2 and Note 13 to our audited consolidated financial statements for Fiscal 2012, which are included in our Annual Report on Form 10-K for the fiscal year ended September 30, 2012. The dollar value shown in column (c) above reflects each Director's annual award, as well as the accumulation of stock units credited upon the conversion of dividend equivalents. The grant date fair value of each Director's annual award of 2,550 stock units was $72,114. The grant date fair value of the stock units credited upon the conversion of dividend equivalents to stock units in Fiscal 2012 was as follows: Dr. Ban, $65,341; Mr. Hermance, $331; Mr. Gochnauer, $2,626, Mr. Jones, $30,231; Mrs. Pol, $66,806; Ms. Puccio, $8,126; Mr. Schlanger, $54,846; and Mr. Vincent, $17,001. For the number of stock units credited to each Director's account as of September 30, 2012, see SECURITIES OWNERSHIP OF MANAGEMENT - Beneficial Ownership of Directors, Nominees and Named Executive Officers – Number of UGI Stock Units Held Under 2004 Plan.

(3) *Stock Options.* All Directors named above received 8,500 stock options in Fiscal 2012 as part of their annual compensation. The options were granted under the Company's 2004 Plan. The option exercise price is not less than 100 percent of the fair market value of the Company's common stock on the effective date of the grant, which is either the date of the grant or a future date. The term of each option is generally 10 years, which is the maximum allowable term. The options are fully vested on the effective date of the grant. All options are nontransferable and generally exercisable only while the Director is serving on the Board, with exceptions for exercise following disability or death. If termination of service occurs due to disability, the option term is shortened to the earlier of the third anniversary of the date of such termination of service, or the original expiration date. In the event of death, the option term will be shortened to the earlier of the expiration of the 12-month period following the Director's death, or the original expiration date. If termination of service occurs due to retirement, as defined in the 2004 Plan, the option remains exercisable through its original expiration date. The amounts shown in column (d) above represent the grant date fair value of each Director's Fiscal 2012 award of 8,500 stock options. For the number of stock options held by each Director as of September 30, 2012, see SECURITIES OWNERSHIP OF MANAGEMENT - Beneficial Ownership of Directors, Nominees and Named Executive Officers – Exercisable Options for UGI Common Stock.

(4) The amounts shown in column (f) represent above-market earnings on deferred compensation. Earnings on deferred compensation are considered above-market to the extent that the rate of interest exceeds 120 percent of the applicable federal long-term rate. For purposes of the Director Compensation Table – Fiscal 2012, the market rate on deferred compensation most analogous to the rate at the time the interest rate is set under the deferred compensation plan for Fiscal 2012 was 3.37 percent, which is 120 percent of the federal long-term rate for December 2011.

Following Mr. Greenberg's previously announced retirement as Chief Executive Officer of the Company in the spring of 2013, Mr. Greenberg will serve as Non-Executive Chairman of the Company's Board of Directors. In consideration for Mr. Greenberg's service as Non-Executive Chairman, the Company's Board of Directors approved an annual retainer, pro-rated for the number of months Mr. Greenberg will serve as Non-Executive Chairman during Fiscal 2013, of $400,000. Mr. Greenberg will not receive any equity compensation for his service as Non-Executive Chairman.

Notwithstanding anything to the contrary, the following reports of the Audit Committee and the Compensation and Management Development Committee shall not be deemed incorporated by reference by any general statement incorporating by reference this proxy statement into any filing under the Securities Act of 1933, as amended, or under the Exchange Act, except to the extent that the Company specifically incorporates this information by reference, and shall not otherwise be deemed filed under such Acts.

Report of the Compensation and Management Development Committee of the Board of Directors

The Committee has reviewed and discussed with management the COMPENSATION DISCUSSION AND ANALYSIS included in this proxy statement. Based on this review and discussion, the Committee recommended to the Company's Board of Directors, and the Board of Directors approved, the inclusion of the COMPENSATION DISCUSSION AND ANALYSIS in the Company's Annual Report on Form 10-K for the year ended September 30, 2012 and the Company's proxy statement for the 2013 Annual Meeting of Shareholders.

Compensation and Management
Development Committee

Marvin O. Schlanger, Chairman
Frank S. Hermance
Ernest E. Jones
Anne Pol

Report of the Audit Committee of the Board of Directors

The Audit Committee is composed of independent Directors as defined by the rules of the New York Stock Exchange and acts under a written charter adopted by the Board of Directors. As described more fully in its charter, the role of the Committee is to assist the Board of Directors in its oversight of the quality and integrity of the Company's financial reporting process. The Committee also has the sole authority to appoint, retain, fix the compensation of and oversee the work of the Company's independent auditors.

In this context, the Committee has met and held discussions with management and the independent auditors to review and discuss the Company's internal control over financial reporting, the interim unaudited financial statements, and the audited financial statements for Fiscal 2012. The Committee also reviewed management's report on internal control over financial reporting, required under Section 404 of the Sarbanes-Oxley Act of 2002. As part of this review, the Committee reviewed the bases for management's conclusions in that report and the report of the independent registered public accountants on the effectiveness of the Company's internal control over financial reporting. The Committee has also discussed with the independent auditors the matters required to be discussed by Statement on Auditing Standards No. 61, *Communication with Audit Committees,* as amended, and as adopted by the Public Company Accounting Oversight Board, and the independent auditors' independence. In addition, the Committee has received the written disclosures and the letter from the independent auditors required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant's communications with the Audit Committee concerning independence.

Management has the primary responsibility for the financial reporting process, including the system of internal controls, and for preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States of America.

The Company's independent auditors are responsible for auditing those financial statements and expressing an opinion as to their conformity with accounting principles generally accepted in the United States of America. The Committee's responsibility is to monitor and review these processes.

The members of the Committee are not professionally engaged in the practice of auditing or accounting. The members of the Committee rely, without independent verification, on the information provided to them and on the representations made by management and the independent auditors. Accordingly, the Committee's considerations and discussions referred to above do not assure that the audit of the Company's financial statements has been carried out in accordance with auditing standards generally accepted in the United States of America, that the financial statements are presented in accordance with accounting principles generally accepted in the United States of America or that our auditors are, in fact, "independent."

Based upon the reviews and discussions described in this report, the Committee recommended to the Board that the audited financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2012 for filing with the SEC.

Audit Committee

Roger B. Vincent, Chairman
Anne Pol
M. Shawn Puccio

Our Independent Registered Public Accounting Firm

In the course of its meetings, the Audit Committee considered whether the provision by PricewaterhouseCoopers LLP of the professional services described below was compatible with PricewaterhouseCoopers LLP's independence. The Committee concluded that our independent registered public accounting firm is independent from the Company and its management.

Consistent with SEC policies regarding auditor independence, the Audit Committee has responsibility for appointing, setting compensation and overseeing the work of the Company's independent accountants. In recognition of this responsibility, the Audit Committee has a policy of pre-approving all audit and permissible non-audit services provided by the independent accountants.

Prior to engagement of the Company's independent registered public accounting firm for the next year's audit, management submits to the Audit Committee for approval a list of services expected to be rendered during that year, and fees related thereto. The aggregate fees billed by PricewaterhouseCoopers LLP, the Company's independent registered public accounting firm, in Fiscal 2012 and 2011 were as follows:

	2012	2011
Audit Fees(1)	$5,354,898	$3,421,000
Audit-Related Fees	47,500	0
Tax Fees(2)	697,164	600,000
All Other Fees(3)	72,500	3,000
Total Fees for Services Provided	$6,172,062	$4,024,000

(1) Audit Fees were for audit services, including (i) the annual audit of the consolidated financial statements of the Company, (ii) subsidiary audits, (iii) review of the interim financial statements included in the Quarterly Reports on Form 10-Q of the Company, AmeriGas Partners and UGI Utilities, Inc., and (iv) services that only the independent registered public accounting firm can reasonably be expected to provide, including the issuance of comfort letters.

(2) Tax Fees were for the preparation of Substitute Schedule K-1 forms for unitholders of AmeriGas Partners and tax consulting services.

(3) All Other Fees include fees for a quality assurance review and software license fees.

POLICY FOR APPROVAL OF RELATED PERSON TRANSACTIONS

The Company's Board of Directors has a written policy for the review and approval of Related Person Transactions. The policy applies to any transaction in which (i) the Company or any of its subsidiaries is a participant, (ii) any related person has a direct or indirect material interest, and (iii) the amount involved exceeds $120,000, except for any such transaction that does not require disclosure under SEC regulations. The Audit Committee of the Board of Directors, with assistance from the Company's General Counsel, is responsible for reviewing, approving and ratifying related person transactions. The Audit Committee intends to approve or ratify only those related person transactions that are in, or not inconsistent with, the best interests of the Company and its shareholders.

COMPENSATION DISCUSSION AND ANALYSIS

Introduction

In this COMPENSATION DISCUSSION AND ANALYSIS, we address the compensation paid or awarded to the following executive officers: Lon R. Greenberg, our Chairman and Chief Executive Officer; John L. Walsh, our President, Chief Operating Officer and Principal Financial Officer; Monica M. Gaudiosi, our Vice President and General Counsel since April 23, 2012; Jerry E. Sheridan, Vice President and Chief Operating Officer of AmeriGas Propane, through March 2, 2012, and the current President and Chief Executive Officer of AmeriGas Propane; Bradley C. Hall, Vice President – New Business Development; Eugene V.N. Bissell, the former President and Chief Executive Officer of our subsidiary, AmeriGas Propane, through March 2, 2012; and François Varagne, the former Chairman and Chief Executive Officer of our subsidiary, Antargaz, through October 12, 2011. We refer to these executive officers as our "named executive officers" for Fiscal 2012.

Compensation decisions for Messrs. Greenberg, Walsh and Hall and Ms. Gaudiosi were made by the independent members of our Board of Directors, after receiving the recommendations of its Compensation and Management Development Committee. Compensation decisions for Messrs. Sheridan and Bissell were made by the independent members of the Board of Directors of AmeriGas Propane, the General Partner of AmeriGas Partners, after receiving the recommendation of its Compensation/Pension Committee. Compensation decisions for Mr. Varagne were approved by the independent members of our Board of Directors after receiving the recommendation of our Compensation and Management Development Committee, as well as by the Board of Directors of Antargaz' parent company, AGZ Holding. For ease of understanding, we will use the term "we" to refer to UGI Corporation, AmeriGas Propane, and/or AGZ Holding and the term "Committee" or "Committees" to refer to the UGI Corporation Compensation and Management Development Committee and/or the AmeriGas Propane, Inc. Compensation/Pension Committee as appropriate in the relevant compensation decisions, unless the context indicates otherwise. We refer to our 2012 and 2011 fiscal years as "Fiscal 2012" and "Fiscal 2011," respectively.

Effective October 12, 2011, Mr. Varagne resigned as Chairman and Chief Executive Officer of Antargaz. He entered into a Settlement Agreement with Antargaz and AGZ Holding dated October 11, 2012 (the "Settlement Agreement") pursuant to which Mr. Varagne received (i) a lump sum payment of $1,380,000 (including all amounts payable under his severance agreement) and (ii) reimbursement of $13,800 for Mr. Varagne's legal fees in connection with the Settlement Agreement. Since Mr. Varagne resigned less than two weeks into Fiscal 2012 and he did not receive any additional compensation from Antargaz for Fiscal 2012, no compensation decisions were made by the Committee with respect to Mr. Varagne for Fiscal 2012.

Mr. Bissell retired as President and Chief Executive Officer of AmeriGas Propane effective March 2, 2012. Mr. Bissell received a prorated salary in Fiscal 2012 based on his retirement date. In addition, Mr. Bissell received a prorated annual bonus based on his target bonus award opportunity. Mr. Bissell also forfeited 9,334 of the performance units granted to him in Fiscal 2012 due to his retirement.

On September 27, 2012, the Company announced that Mr. Greenberg will retire in the spring of 2013 and that Mr. Walsh will be named President and Chief Executive Officer of UGI Corporation upon Mr. Greenberg's retirement. Following his retirement, Mr. Greenberg will continue to serve as Non-Executive Chairman of the Boards of Directors of the Company, UGI Utilities, Inc. and AmeriGas Propane.

Effective October 1, 2012, Kirk R. Oliver was elected to serve as Chief Financial Officer of the Company. Mr. Oliver's compensation is not addressed in this COMPENSATION DISCUSSION AND ANALYSIS because he was not an executive officer of UGI Corporation at any time during Fiscal 2012, but his compensation was disclosed in a Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission ("SEC") on September 12, 2012.

Executive Summary

- ***Objectives of Our Compensation Program***

  Our compensation program for named executive officers is designed to:
  - provide a competitive level of total compensation;
  - motivate and encourage our executives to contribute to our financial success; and
  - reward our executives for leadership excellence and performance that promotes sustainable growth in shareholder value.

- ***Components of Annual Fiscal 2012 Compensation Program***

The following chart provides a brief summary of the principal elements of our executive compensation program for Fiscal 2012. We describe these elements, as well as retirement, severance and other benefits, in more detail later in this COMPENSATION DISCUSSION AND ANALYSIS.

Components of Compensation Paid to Named Executive Officers in Fiscal 2012

Compensation Element	Form	Compensation Objective	Relation to Performance	2012 Actions/Results
Base Salary	Fixed annual cash paid bi-weekly	Compensate executives for their level of responsibility and sustained individual performance based on market data.	Merit salary increases are based on subjective performance evaluations.	Merit salary increases ranged from 2.0% to 4.5%.
Annual Bonus Awards	Variable cash, paid on an annual basis.	Motivate executives to focus on achievement of our annual business objectives.	The amount of the annual bonus, if any, is entirely dependent on achievement of our goals relating to earnings per share (for Messrs. Greenberg and Walsh), earnings per common unit, subject to adjustment for customer growth (for Mr. Sheridan) and net income of UGI Energy Services, Inc. and UGI Development Company (for Mr. Hall).	Target incentives ranged from 60% to 110% of salary. Actual bonuses earned were based on entity performance as follows: UGI Corporation, 62% of target. AmeriGas Propane, no payout. UGI Energy Services, Inc., no payout. UGI Development Company, no payout.
Long-Term Compensation	Stock Options	Align executive interests with shareholder interests; create a strong financial incentive for achieving or exceeding long-term performances goals, as the value of stock options is a function of the price of our stock.	The increase in value of stock options is dependent on increases in our stock price.	Stock options constitute approximately 50% of our long-term compensation opportunity. The number of shares underlying option awards ranged from 42,000 shares to 300,000 shares.

Performance Units payable in common units or Company stock	Align executive interests with shareholder interests; create a strong financial incentive for achieving long-term performance goals by encouraging total Company shareholder return that compares favorably to other utility-based companies or total AmeriGas Partners common unitholder return that compares favorably to energy master limited partnerships.	The total shareholder return of Company stock (or unitholder return of AmeriGas Partners common units) relative to entities in an industry index over a three-year period.	Performance units constitute approximately 50% of our long-term compensation opportunity. The number of performance units awarded in Fiscal 2012 ranged from 4,500 to 65,000. The actual number of common units or shares to be awarded can range from 0% to 200% of performance units awarded, depending on comparative returns during the three-year period from January 1, 2012 through December 31, 2014.

- ***Link Between Our Financial Performance and Executive Compensation***

In 2012, we were ranked 67th in a survey of the Fortune 500 companies for total return to shareholders over the last 10 years. We believe that the principal performance-based components of our compensation program have effectively linked our executives' compensation to our financial performance, as indicated below.

The following table is provided as supplemental information because we believe it illustrates a clear picture of the total direct performance-based compensation paid or awarded to Mr. Greenberg in Fiscal 2012, 2011 and 2010. A comparable illustration would apply to our other named executive officers. The information in the supplemental table below differs from the information in the Summary Compensation Table in several ways. Specifically, the table below omits the columns captioned "Change in Pension Value and Nonqualified Deferred Compensation Earnings" and "All Other Compensation" because these amounts are not considered in establishing annual total cash compensation and total direct compensation and some of the amounts in those columns of the Summary Compensation Table can vary significantly from year to year. The table below shows actual (or estimated in the case of performance related to Fiscal 2012) performance unit payout values and the intrinsic value of stock options awarded based on UGI's stock price on September 30, 2012.

Fiscal Year	Salary	Bonus	Performance Unit Payout(1)	Total Intrinsic Value of Stock Options in Fiscal 2012 (Valued at 9/30/12)	Total Direct Compensation
2012	**$1,132,560**	**$772,406**	**$0(2)**	**$705,000**	**$ 2,609,966**
2011	$1,099,540	$1,072,821	$0(3)	$51,000	$ 2,223,361
2010	**$1,067,500**	**$1,145,428**	**$4,578,638(4)**	**$2,268,000**	**$ 9,059,566**

(1) Payout calculated for three-year performance periods based on calendar years, not fiscal years.
(2) Estimated based on performance through October 31, 2012 for the 2010-2012 performance period.
(3) Actual payout for the 2009-2011 performance period.
(4) Actual payout for the 2008-2010 performance period.

Short-Term Incentives — Annual Bonuses

Our annual bonuses are directly tied to one key financial metric for each executive - earnings per share (in the case of Messrs. Greenberg and Walsh and Ms. Gaudiosi), net income of UGI Energy Services, Inc. and its subsidiaries ("UGI Energy Services") (in the case of Mr. Hall) and earnings per AmeriGas Partners common unit, as adjusted for customer growth (in the case of Mr. Sheridan). As illustrated in the below chart, when the Company's or AmeriGas Propane's EPS or EPU, respectively, exceed the targeted goal, the annual bonus percentage paid to a named executive officer exceeds the targeted payout amount. Similarly, when EPS or EPU is below the targeted goal, the annual bonus percentage paid to a named executive officer is less than the targeted payout amount. Each Committee has discretion under our executive annual bonus plans to (i) adjust EPS and EPU for extraordinary items or other events as the Committee deems appropriate, and (ii) increase or decrease the amount of an award determined to be payable under the bonus plan by up to 50 percent. See COMPENSATION DISCUSSION AND ANALYSIS — Elements of Compensation — Annual Bonus Awards.

Fiscal Year	UGI Corporation Targeted EPS Range	UGI Corporation Actual EPS	% of Target Bonus Paid to UGI named executive officers	AmeriGas Partners Targeted EPU Range	AmeriGas Partners Actual EPU	% of Target Bonus Paid to Messrs. Sheridan And Bissell
2012	**$ 2.35-$2.45**	**$ 1.76**	**62.0%(1)**	**$2.97-$3.13**	**$ (.11)**	**0%(2)**
2011	$ 2.30-$2.40	$ 2.06	88.7%	$3.12-$3.26	$ 2.30	72.2%
2010	**$ 2.20-$2.30**	**$ 2.36**	**107.3%**	**$2.97-$3.14**	**$ 2.80**	**89.2%**

(1) In connection with Ms. Gaudiosi's commencement of employment, she received a bonus payout equal to 100 percent of her target award prorated for the number of months for which she was employed by the Company in Fiscal 2012. Mr. Hall did not receive a bonus payout in Fiscal 2012.

(2) Due to his retirement, Mr. Bissell received a prorated annual bonus (prorated to account for the number of months Mr. Bissell served as President and Chief Executive Officer in Fiscal 2012) based on his target bonus award opportunity without adjustment for AmeriGas Propane's actual results or customer growth.

Long-Term Incentives — Stock Options

Stock option values reported in the Summary Compensation Table reflect the valuation methodology mandated by SEC regulations, which is based on grant date fair value as determined under generally accepted accounting principles ("GAAP"). Therefore, the amounts shown under "Option Awards" in the Summary Compensation Table do not reflect performance of the underlying shares subsequent to the grant date. From the perspective of our executives, the value of a stock option is based on the excess of the market price of the underlying shares over the exercise price (sometimes referred to as the "intrinsic value") and, therefore, is directly affected by market performance of the Company's stock. As further demonstrated by the following table, which pertains to stock options granted in Fiscal 2012 to Mr. Greenberg, the fiscal year-end intrinsic value of the options granted to our executives during Fiscal 2012 is less than the amounts set forth in column (f) of the Summary Compensation Table.

Fiscal Year	Number of Shares Underlying Options Granted to Mr. Greenberg	Summary Compensation Table Option Awards Value	Exercise Price Per Share	Price Per Share at 9/30/12	Total Intrinsic Value of Options at 9/30/12
2012	**300,000**	**$ 1,303,355**	**$ 29.40**	**$ 31.75**	**$705,000**
2011	300,000	$ 1,629,000	$ 31.58	$ 31.75	$51,000
2010	**300,000**	**$ 1,347,000**	**$ 24.19**	**$ 31.75**	**$2,268,000**

Long-Term Incentives — Performance Units

The performance units are valued upon grant date in accordance with SEC regulations, based on grant date fair value as determined under GAAP. Nevertheless, the actual number of shares or partnership units ultimately awarded is entirely dependent on the total shareholder return on UGI Corporation common stock (or, in the case of Messrs. Sheridan and Bissell, total unitholder return on AmeriGas Partners' common units), relative to a competitive peer group, which will not be determined with respect to performance units granted in Fiscal 2012 until the end of 2014.

The following tables show the correlation between levels of UGI Corporation and AmeriGas Partners total shareholder and unitholder return and long-term incentive compensation paid in Fiscal 2012, Fiscal 2011 and Fiscal 2010, and the estimated payout for fiscal year 2013 using October 31, 2012, instead of December 31, 2012, as the end of the three-year performance period. The tables also compare UGI Corporation and AmeriGas Partners total shareholder and unitholder return to the average shareholder and unitholder return of their respective peer groups.

Performance Period (Calendar Year)	UGI Corporation Total Shareholder Return Ranking Relative to Peer Group	UGI Corporation Total Shareholder Return (1)	Total Average Shareholder Return of Peer Group (Excluding UGI Corporation)	UGI Corporation Performance Unit Payout as a Percentage of Target
2010 — 2012 (2)	**21st out of 32 (34th percentile)**	**44.8%**	**48.0%**	**0**
2009 — 2011	24th out of 34 (30th percentile)	35.4%	50.8%	0
2008 — 2010	**2nd out of 32 (97th percentile)**	**27.3%**	**-9.3%**	**191.9**
2007 — 2009	13th out of 30 (58th percentile)	0.2%	-9.5%	121.6

(1) Calculated in accordance with the 2004 Plan.
(2) Estimated rankings and payouts reflect the TSR of UGI Corporation for the 2010-2012 performance period through October 31, 2012. Actual payouts for fiscal year 2012 will be determined January 1, 2013. It is important to note that the performance periods are based on calendar years, which do not conform to the Company's fiscal years.

Performance Period (Calendar Year)	AmeriGas Partners Total Unitholder Return Ranking Relative to Peer Group	AmeriGas Partners Total Unitholder Return (1)	Total Average Unitholder Return of Peer Group (Excluding AmeriGas Partners)	AmeriGas Partners Performance Unit Payout as a Percentage of Target
2010 — 2012 (2)	**34th out of 44 (23rd percentile)**	**41.5%**	**86.3%**	**0**
2009 — 2011	12th out of 19 (39th percentile)	96.7%	131.7%	0
2008 — 2010	**6th out of 19 (74th percentile)**	**63.7%**	**56.5%**	**147.8**
2007 — 2009	6th out of 19 (72nd percentile)	49.6%	32.9%	145.4

(1) Calculated in accordance with the 2010 AmeriGas Propane, Inc. Long-Term Incentive Plan.

(2) Estimated rankings and payouts reflect the TUR of AmeriGas Partners for the 2010-2012 performance period through October 31, 2012. Actual payouts for fiscal year 2012 will be determined January 1, 2013. It is important to note that the performance periods are based on calendar years, which do not conform to AmeriGas Partners' fiscal years.

As noted below, beginning with performance units granted in Fiscal 2011, total shareholder return for UGI Corporation is compared to companies in the Russell MidCap Utilities Index (exclusive of telecommunications companies) ("Adjusted Russell MidCap Utilities Index"), rather than to companies in the S&P Utilities Index. In addition, beginning in Fiscal 2010, total unitholder return for AmeriGas Partners is compared to the energy master limited partnerships and limited liability companies in the Alerian MLP Index, rather than to the group of selected publicly-traded limited partnerships engaged in the propane, pipeline and coal industries.

The link between the Company's financial performance and our executive compensation program is evident in the supplemental tables provided above. The Committees believe there is an appropriate link between executive compensation and the Company's performance.

- **Compensation and Corporate Governance Practices**

The Committee seeks to implement and maintain sound compensation and corporate governance practices, which include the following:

- The Committee is composed entirely of directors who are independent, as defined in the corporate governance listing standards of the New York Stock Exchange.
- The Committee utilizes the services of Pay Governance LLC ("Pay Governance"), an independent outside compensation consultant.
- The Company allocates a substantial portion of compensation to performance-based compensation. In Fiscal 2012, 80% of the principal compensation components, in the case of Mr. Greenberg, and 63% to 74% of the principal compensation components, in the case of all other named executive officers, were variable and tied to financial performance or total shareholder return.

- The Company awards a substantial portion of compensation in the form of long-term awards, namely, stock options and performance units, so that executive officers' interests are aligned with shareholders' interests and long-term Company performance.

- Annual bonus opportunities for the named executive officers are based on key financial metrics. Similarly, long-term incentives are based on UGI Corporation common stock values and relative stock price performance (or, in the case of Messrs. Sheridan and Bissell, performance relative to AmeriGas Partners common units).

- We require termination of employment for payment under our change in control agreements (referred to as a "double trigger"). We also have not entered into change in control agreements providing for tax gross-up payments under Section 280G of the Internal Revenue Code since 2010. See COMPENSATION OF EXECUTIVE OFFICERS — Potential Payments Upon Termination or Change in Control.

- We have meaningful stock ownership guidelines. See COMPENSATION OF EXECUTIVE OFFICERS — Stock Ownership Guidelines.

- During Fiscal 2012, we implemented a recoupment policy for incentive-based compensation paid or awarded to current and former executive officers in the event of a significant restatement of the Company's financial results.

The Compensation Committee believes that there was no conflict of interest between Pay Governance and the Compensation Committee during Fiscal 2012. In reaching this conclusion, the Compensation Committee considered the factors set forth by the SEC regarding compensation advisor independence. While the independence rules remain subject to further rulemaking by the New York Stock Exchange and approval by the SEC, the Compensation Committee believes that Pay Governance satisfies the independence requirements set forth in the SEC rule.

Compensation Philosophy and Objectives

Our compensation program for our named executive officers is designed to provide a competitive level of total compensation necessary to attract and retain talented and experienced executives. Additionally, our compensation program is intended to motivate and encourage our executives to contribute to our success and reward our executives for leadership excellence and performance that promotes sustainable growth in shareholder and common unitholder value.

In Fiscal 2012, the components of our compensation program included salary, annual bonus awards, long-term incentive compensation (performance unit awards and UGI Corporation stock option grants), one-time discretionary equity grants, perquisites, retirement benefits and other benefits, all as described in greater detail in this COMPENSATION DISCUSSION AND ANALYSIS. We believe that the elements of our compensation program are essential components of a balanced and competitive compensation program to support our annual and long-term goals.

Determination of Competitive Compensation

In determining Fiscal 2012 compensation, the Committees engaged Pay Governance as their compensation consultant. The primary duties of Pay Governance were to:

- Provide the Committees with independent and objective market data;
- Conduct compensation analysis;
- Review and advise on pay programs and salary, target bonus and long-term incentive levels applicable to our executives;
- Review components of our compensation program as requested from time to time by the Committees and recommend plan design changes as appropriate; and
- Provide general consulting services related to the fulfillment of the Committees' charters.

Pay Governance has not provided actuarial or other services relating to pension and post-retirement plans or services related to other benefits to us or our affiliates, and generally all of its services are those that it provides to the Committees. Pay Governance has provided market data for positions below the senior executive level as requested by management, but its fees for this work historically are modest relative to its overall fees.

In assessing competitive compensation, we referenced market data provided to us in Fiscal 2011 by Pay Governance. Pay Governance provided us with two reports: the "2011 Executive Cash Compensation Review" and the "2011 Executive Long-Term Incentive Review." We do not benchmark against specific companies in the databases utilized by Pay Governance in preparing its reports. Our Committees do benchmark, however, by using Pay Governance's analysis of compensation databases that include numerous companies as a reference point to provide a framework for compensation decisions. Our Committees exercise discretion and also review other factors, such as internal equity (both within and among our business units) and sustained individual and company performance, when setting our executives' compensation.

In order to provide the Committee with data reflecting the relative sizes of UGI's nonutility and utility businesses, Pay Governance first referenced compensation data for comparable executive positions in each of the Towers Watson 2011 General Industry Executive Compensation Database ("General Industry Database") and the Towers Watson 2011 Energy Services Executive Compensation Database ("Energy Services Database"). Towers Watson's General Industry Database is comprised of approximately 435 companies from a broad range of industries, including oil and gas, aerospace, automotive and transportation, chemicals, computer, consumer products, electronics, food and beverages, metals and mining, pharmaceutical and telecommunications. The Towers Watson Energy Services Database is comprised of approximately 110 companies, primarily utilities. For Messrs. Greenberg, Walsh and Hall and Ms. Gaudiosi, Pay Governance weighted the General

Industry Database survey data 75 percent and the Energy Services Database survey data 25 percent and added the two. For example, if the relevant market rate for a particular executive position derived from information in the General Industry Database was $100,000 and the relevant market rate derived from information in the Energy Services Database was $90,000, Pay Governance would provide us with a market rate of $97,500 for that position ($100,000 x 75 percent = $75,000) plus ($90,000 x 25 percent = $22,500). The impact of weighting information derived from the two databases is to obtain a market rate designed to approximate the relative sizes of our nonutility and utility businesses. For Messrs. Bissell and Sheridan, we referenced Towers Watson's 2011 General Industry Database. The identities of the companies that comprise the databases utilized by Pay Governance have not been disclosed to us by Pay Governance.

We generally seek to position a named executive officer's salary grade so that the midpoint of the salary range for his or her salary grade approximates the 50th percentile of "going rate" for comparable executives included in the executive compensation database material referenced by Pay Governance. By comparable executive, we mean an executive having a similar range of responsibilities and the experience to fully perform these responsibilities. Pay Governance size-adjusted the survey data to account for the relative revenues of the survey companies in relation to ours. In other words, the adjustment reflects the expectation that a larger company would be more likely to pay a higher amount of compensation for the same position than a smaller company. Using this adjustment, Pay Governance developed going rates for positions comparable to those of our executives, as if the companies included in the respective databases had revenues similar to ours. We believe that Pay Governance's application of size adjustments to applicable positions in these databases is an appropriate method for establishing market rates. After consultation with Pay Governance, we considered salary grade midpoints that were within 15 percent of the median going rate developed by Pay Governance to be competitive.

Elements of Compensation

- ***Salary***

Salary is designed to compensate executives for their level of responsibility and sustained individual performance. We pay our executive officers a salary that is competitive with that of other executive officers providing comparable services, taking into account the size and nature of the business of UGI Corporation, AmeriGas Partners or UGI Energy Services, as the case may be.

As noted above, we seek to establish the midpoint of the salary grade for the positions held by our named executive officers at approximately the 50th percentile of the going rate for executives in comparable positions. Based on the data provided by Pay Governance in July 2011, we increased the range of salary in each salary grade for each named executive officer, other than Mr. Greenberg, by 1.5 percent. The Committee established Mr. Greenberg's Fiscal 2012 salary grade midpoint at the market median of comparable executives as identified by Pay Governance based on its analysis of the executive compensation databases. For

Mr. Greenberg, this resulted in an increase of the range of salary in his salary grade from the prior year of less than 1.5 percent.

For Fiscal 2012, the merit increases were targeted at 2.5 percent, but individual increases varied based on performance evaluations and the individual's position within the salary range. Performance evaluations were based on qualitative and subjective assessments of each individual's contribution to the achievement of our business strategies, including the development of growth opportunities and leadership in carrying out our talent development program. Messrs. Greenberg and Bissell, in their capacities as chief executive officers of UGI and AmeriGas Propane, respectively, had additional goals and objectives for Fiscal 2012. Mr. Greenberg's annual goals and objectives included the achievement of annual financial goals, collaboration with the President and Chief Operating Officer of the Company on a succession plan for senior leadership of the Company and its subsidiaries, and leadership in uncovering investment opportunities for the Company and its subsidiaries. Mr. Bissell's annual goals and objectives for Fiscal 2012 included achievement of annual financial goals, development and execution of an integration plan for Heritage Operating, L.P. and Titan Propane LLC (collectively, "Heritage Propane"), businesses which were acquired by AmeriGas Partners in January of 2012, the implementation of a new Order-to-Cash information system and implementation of AmeriGas Propane's growth strategies. All named executive officers received a salary in Fiscal 2012 that was within 88 percent to 113 percent of the midpoint for his or her salary range.

The following table sets forth each named executive officer's Fiscal 2012 salary.

Name	Salary	Percentage Increase over Fiscal 2011 Salary
Lon R. Greenberg	$1,132,560	3.0%
John L. Walsh	$ 702,000	4.1%
Bradley C. Hall	$ 330,044	4.5%[1]
Jerry E. Sheridan	$ 410,220[2]	N/A
Monica M. Gaudiosi	$ 400,036[3]	N/A
Eugene V.N. Bissell	$ 512,356[4]	2.0%

(1) Mr. Hall received a merit salary increase of 4.5% in Fiscal 2012, plus an equity adjustment of $6,025 to better align Mr. Hall's salary with the market data provided by Pay Governance.

(2) Mr. Sheridan's salary reflects the portion of Fiscal 2012 that he served as Vice President and Chief Operating Officer (through March 2, 2012) as well as his promotion to President and Chief Executive Officer of the AmeriGas Propane (effective March 3, 2012). Following his promotion, Mr. Sheridan's Fiscal 2012 salary compared to his Fiscal 2011 salary was approximately 17% higher.

(3) Ms. Gaudiosi received a prorated salary of $169,246 in Fiscal 2012 based on her employment commencement date of April 23, 2012.

(4) Mr. Bissell received a prorated salary of $240,713 in Fiscal 2012 based on his retirement date of March 2, 2012.

- ***Annual Bonus Awards***

Our annual bonus plans provide our named executive officers with the opportunity to earn annual cash incentives provided that certain performance goals are satisfied. Our annual cash incentives are intended to motivate our executives to focus on the achievement of our annual business objectives by providing competitive incentive opportunities to those executives who have the ability to significantly impact our financial performance. We believe that basing a meaningful portion of an executive's compensation on financial performance emphasizes our pay for performance philosophy and will result in the enhancement of shareholder or unitholder value.

In determining each executive position's target award level under our annual bonus plans, we considered database information derived by Pay Governance regarding the percentage of salary payable upon achievement of target goals for executives in similar positions at other companies as described above. In establishing the target award level, we generally position the amount within the 50th to 75th percentiles for comparable positions. We determined that the 50th to 75th percentile range was appropriate because we believe that the annual bonus opportunities should have a significant reward potential to recognize the difficulty of achieving the annual goals and the significant beneficial impact to the Company of such achievement. For Fiscal 2012, Mr. Greenberg's opportunity was set at the 38th percentile and the other participating named executive officers' opportunities were set between the 50th and 63rd percentiles.

Messrs. Greenberg, Walsh and Hall and Ms. Gaudiosi participate in the UGI Corporation Executive Annual Bonus Plan (the "UGI Bonus Plan"), while Messrs. Sheridan and Bissell participate in the AmeriGas Propane, Inc. Executive Annual Bonus Plan (the "AmeriGas Bonus Plan"). For Messrs. Greenberg and Walsh, the entire target award opportunity was based on the Company's earnings per share ("EPS"). We believe that annual bonus payments to our most senior executives should reflect our overall financial results for the fiscal year, and EPS provides a straightforward, "bottom line" measure of the performance of an executive in a large, well-established corporation. For similar reasons, Messrs. Sheridan's and Bissell's target award opportunity was principally based on earnings per common unit ("EPU") of AmeriGas Partners, with the bonus achieved based on EPU, subject to adjustment based on achievement of AmeriGas Partners' customer growth goal, as described below. We believe that customer growth for AmeriGas Partners is an important component of the bonus calculation because we foresee no or minimal growth in total demand for propane in the next several years, and, therefore, customer growth is an important factor in our ability to improve the long-term financial performance of AmeriGas Partners. Additionally, the customer growth adjustment serves to balance the risk of AmeriGas Partners' achieving short-term annual financial goals at the expense of AmeriGas Partners' long-term goal to increase its customer base. Mr. Hall's target award opportunity was based on the net income of the Company's Midstream and Marketing business conducted through its subsidiaries, UGI Energy Services, Inc. and UGI Development Company. Specifically, Mr. Hall's target award opportunity was based (i) 80 percent on the targeted net income of UGI Energy Services, Inc. (excluding UGI Development Company) and (ii) 20 percent on the targeted net income of UGI Development Company.

As a result of Mr. Bissell's retirement on March 2, 2012, Mr. Bissell received a prorated bonus for Fiscal 2012 based solely on his target award opportunity. As noted above and in accordance with her employment arrangement, Ms. Gaudiosi's Fiscal 2012 bonus was prorated for the number of months she was employed by the Company and was based solely on her target award opportunity. Due to Mr. Varagne's resignation on October 12, 2011, he did not receive a bonus payout for Fiscal 2012.

The bonus award opportunity for each of Messrs. Greenberg and Walsh was structured so that no amounts would be paid unless the Company's EPS was at least 80 percent of the target amount, with the target bonus award being paid out if the Company's EPS was 100 percent of the targeted EPS. The maximum award, equal to 200 percent of the target award, would be payable if EPS equaled or exceeded 120 percent of the EPS target. The targeted EPS for bonus purposes for Fiscal 2012 was established to be in the range of $2.35 to $2.45 per share. For Fiscal 2012, in calculating the EPS for bonus purposes, the Committee exercised its discretion under the bonus plan and excluded from the calculation of EPS the impact of the Heritage Propane acquisition, including acquisition and transition costs and early extinguishments of debt. As a result, Messrs. Greenberg and Walsh each received a bonus payout equal to 62 percent of his target award for Fiscal 2012. As previously discussed, Ms. Gaudiosi received a prorated bonus based on her target award opportunity and the number of months she was employed by the Company in Fiscal 2012.

For Mr. Hall, the 80 percent component of the bonus award opportunity based on UGI Energy Services' net income (excluding UGI Development Company) was structured so that no amounts would be paid unless UGI Energy Services' net income was at least 80 percent of the target amount, with the target bonus award being paid out if UGI Energy Services' net income was 100 percent of the targeted net income. The maximum award, equal to 200 percent of the target award, would be payable if net income equaled or exceeded 150 percent of the net income target. The targeted net income for bonus purposes for Fiscal 2012 was established to be in the range of $51 million to $62 million. The 20 percent component of the bonus award opportunity based on UGI Development Company's net income was structured so that no amounts would be paid unless UGI Development Company's net income was at least 50 percent of the target amount, with the target bonus award being paid out if UGI Development Company's net income was 100 percent of the targeted net income. The maximum award, equal to 150 percent of the target award, would be payable if net income equaled or exceeded 150 percent of the net income target. UGI Development Company's targeted net income for bonus purposes for Fiscal 2012 was established to be in the range of $5 million to $6 million. For Fiscal 2012, Mr. Hall did not receive a bonus payout.

As noted above, Messrs. Sheridan's and Bissell's target award opportunity was based on EPU of AmeriGas Partners, subject to modification based on customer growth. The targeted EPU for bonus purposes for Fiscal 2012 was established to be in the range of $2.97 to $3.13 per common unit. Under the target bonus criteria applicable to Messrs. Sheridan and Bissell, no bonus would be paid if the EPU amount was less than approximately 80 percent of the EPU target, while 200 percent of the target bonus might be payable if EPU was approximately 120 percent or more of the target. The percentage of target bonus payable based on various levels of EPU is referred to as the "EPU Leverage Factor." The amount of the award determined by applying the EPU Leverage Factor is then adjusted to reflect the degree of achievement of a predetermined customer growth objective ("Customer Growth Leverage Factor"). For Fiscal 2012, the adjustment ranged from 90 percent if the growth target was not achieved, to a maximum of 110 percent if actual growth exceeded approximately 40 percent of the growth target. We believe the Customer Growth Leverage Factor for Fiscal 2012 represented an achievable but challenging growth target. Once the EPU Leverage Factor and Customer Growth Leverage Factor are determined, the EPU Leverage Factor is multiplied by the Customer Growth Leverage Factor to obtain an adjusted leverage factor. This adjusted leverage factor is then multiplied by the target bonus opportunity to arrive at the bonus award payable for the fiscal year.

For Fiscal 2012, targeted EPU was not achieved and Mr. Sheridan did not receive a bonus payout. As previously discussed, Mr. Bissell received a bonus payout equal to 100 percent of his target award prorated for the number of months he was employed by the Company in Fiscal 2012.

The following annual bonus payments were made for Fiscal 2012:

Name	Percent of Target Bonus Paid	Amount of Bonus
Lon R. Greenberg	**62%**	**$ 772,406**
John L. Walsh	62%	$ 413,478
Bradley C. Hall	**0%**	**$ 0**
Jerry E. Sheridan	0%	$ 0
Monica M. Gaudiosi(1)	**100%**	**$ 120,011**
Eugene V. N. Bissell(2)	100%	$ 204,942

(1) As noted above, Ms. Gaudiosi received a bonus payout equal to 100 percent of her target award prorated for the number of months she was employed by the Company in Fiscal 2012.

(2) As noted above, Mr. Bissell received a bonus payout equal to 100 percent of his target award prorated for the number of months he was employed by the Company in Fiscal 2012.

- ***Discretionary Equity Award***

On November 15, 2012, the Compensation/Pension Committee of AmeriGas Propane and the independent members of the AmeriGas Propane Board of Directors approved a discretionary grant of AmeriGas Partners phantom units with distribution equivalents to Mr. Sheridan in recognition of his contributions and leadership with respect to the acquisition and integration of Heritage Propane during Fiscal 2012 to support the long-term best interests of the Company. The phantom units have a grant date of December 3, 2012 and the grant date fair value of the award will be $73,155, which is approximately 25 percent of Mr. Sheridan's target bonus award opportunity for Fiscal 2012. The phantom units represent time-restricted AmeriGas Partners common units which will vest on December 3, 2014, subject to continued employment. In the event of Mr. Sheridan's termination of employment for any reason, other than retirement, death or disability, the unvested phantom units and dividend equivalents will be forfeited. In the event of Mr. Sheridan's retirement, death or disability during the initial year following the grant, one half of the number of units granted would immediately vest.

- ***Long-Term Compensation — Fiscal 2012 Equity Awards***

Our long-term incentive compensation is intended to create a strong financial incentive for achieving or exceeding long-term performance goals and to encourage executives to hold a significant equity stake in our Company in order to align the executives' interests with shareholder interests. Additionally, we believe our long-term incentives provide us the ability to attract and retain talented executives in a competitive market. We awarded our long-term compensation effective January 1, 2012 for Messrs. Greenberg, Walsh, Hall, Sheridan and Bissell under the 2004 Plan. Ms. Gaudiosi also received long-term compensation, effective April 23, 2012 under the 2004 Plan. In addition, Messrs. Sheridan and Bissell received long-term compensation awards effective January 1, 2012 under the 2010 AmeriGas Propane, Inc. Long-Term Incentive Plan on behalf of AmeriGas Partners, L.P. ("AmeriGas 2010 Plan"). Mr. Sheridan received additional awards under the 2004 Plan and the AmeriGas 2010 Plan in connection with his promotion, effective March 3, 2012. Mr. Varagne did not receive long-term compensation awards in Fiscal 2012.

Our long-term compensation for Fiscal 2012 included UGI Corporation stock option grants and either UGI Corporation or AmeriGas Partners performance unit awards. Messrs. Greenberg, Walsh, and Hall and Ms. Gaudiosi were each awarded UGI Corporation performance units tied to the three-year total return performance of the Company's common stock relative to that of the companies in the Adjusted Russell MidCap Utilities Index. Messrs. Sheridan and Bissell were awarded AmeriGas Partners performance unit awards tied to the three-year total return performance of AmeriGas Partners common units relative to that of the entities in the Alerian MLP Index. Each performance unit represents the right of the recipient to receive a share of common stock or a common unit if specified performance goals and other conditions are met.

As is the case with cash compensation and annual bonus awards, we referenced Pay Governance's analysis of executive compensation database information in establishing equity compensation for the named executive officers. In determining the total dollar value of the long-term compensation opportunity to be provided in Fiscal 2012, we initially referenced (i) median salary information and (ii) the percentage of the market median base salary for each position to be delivered as a long-term compensation opportunity, both as calculated by Pay Governance. Pay Governance developed the percentages of base salary used to determine the amount of equity compensation based on the applicable executive compensation databases and such percentages were targeted to produce a long-term compensation opportunity at the 50th percentile level.

We initially applied approximately 50 percent of the amount of the long-term incentive opportunity to stock options and approximately 50 percent to performance units. We have bifurcated long-term compensation in this manner since 2000 and believe it provides a good balance between two related, but discrete goals. Stock options are designed to align the executive's interests with shareholder interests, because the value of stock options is a function of the appreciation or depreciation of our stock price. As explained in more detail below, the performance units are designed to encourage total shareholder return that compares favorably relative to a competitive peer group.

For Fiscal 2012 equity awards, our compensation consultant provided the competitive market incentive levels based on its assessment of accounting values. The consultant then provided data for our long-term incentive values by utilizing similar accounting values. Accounting values are reported directly by companies to the survey databases and are determined in accordance with GAAP.

In providing award calculations, Pay Governance valued our stock options using UGI's accounting value approach. Using this value, Pay Governance provided the total number of UGI stock options calibrating to 50 percent of the total market median long-term incentive value. As discussed below and consistent with past practice, management uses the Pay Governance calculations as a starting point and recommends adjustments to the Committee.

The remaining approximately 50 percent of the long-term compensation opportunity is awarded as performance units. In calculating the number of UGI Corporation performance units to be awarded to each named executive officer, other than Messrs. Sheridan and Bissell, who received AmeriGas Partners performance units, Pay Governance established a value of $28.84 per performance unit using the accounting values approach. The number of AmeriGas Partners performance unit awards was computed in a similar fashion. Pay Governance valued the AmeriGas Partners performance unit awards at $43.90 per underlying unit using an accounting values approach. Pay Governance determined the number of UGI Corporation and AmeriGas Partners performance units calibrating to 50 percent of the total market median long-term incentive value.

While management used the Pay Governance calculations as a starting point, in accordance with past practice, management recommended adjustments to the aggregate number of the Company's stock options and the Company's and AmeriGas Partners' performance units calculated by Pay Governance. The adjustments were designed to address historic grant practices, internal pay equity (both within and among our business units) and the policy of the Company that the three-year average of the annual number of equity awards made under the Company's 2004 Plan for the fiscal years 2010 through 2012, expressed as a percentage of common shares outstanding at fiscal year-end, will not exceed 2 percent. For purposes of calculating the annual number of equity awards used in this calculation: (i) each stock option granted is deemed to equal one share, and (ii) each performance unit earned and paid in shares of stock and each stock unit granted and expected to be paid in shares of stock is deemed to equal four shares. The adjustments generally resulted in a significant decrease in the number of shares underlying options and a modest increase in the number of performance units awarded, in each case as compared to amounts calculated by Pay Governance using accounting values. In all cases, however, the overall value that was delivered to management was less than the total value recommended by Pay Governance.

As a result of the Committee's acceptance of management's recommendations, the named executive officers, excluding Mr. Sheridan and Ms. Gaudiosi, received between approximately 90 percent and 95 percent of the total dollar value of long-term compensation opportunity recommended by Pay Governance using the accounting values. The actual grant amounts are set forth below:

Name	Shares Underlying Stock Options # Granted	Performance Units # Granted
Lon R. Greenberg	300,000	65,000
John L. Walsh	125,000	26,000
Bradley C. Hall	42,000	7,000
Jerry E. Sheridan (1)	30,000	4,500(2)
Monica M. Gaudiosi(3)	50,000	10,000
Eugene V. N. Bissell	80,000	14,000(2)(4)

(1) Mr. Sheridan was awarded an additional 42,000 UGI stock options and 8,000 AmeriGas Partners performance units in connection with his promotion to President and Chief Executive Officer of AmeriGas Propane in March 2012.

(2) Constitutes AmeriGas Partners performance units.

(3) In connection with the commencement of her employment, in addition to the awards shown above, Ms. Gaudiosi was awarded a transition award of 10,000 performance units with dividend equivalents, 3,333 of which were tied to the Company's TSR relative to the performance during the 2010-2012 period, and 6,667 of which were tied to the Company's relative TSR performance during the 2011-2013 period.

(4) Mr. Bissell forfeited 9,334 performance units granted in Fiscal 2012 due to his retirement.

While the number of performance units awarded to the named executive officers was determined as described above, the actual number of shares or units underlying performance units that are paid out at the expiration of the three-year performance period will be based upon the Company's comparative total shareholder return ("TSR") or AmeriGas Partners' total unitholder return ("TUR") over the period from January 1, 2012 to December 31, 2014. Specifically, with respect to the Company's performance units, we will compare the TSR of the Company's common stock relative to the TSR performance of those companies comprising the Adjusted Russell MidCap Utilities Index as of the beginning of the performance period. In computing TSR, the Company uses the average of the daily closing prices for its common stock and the common stock of each company in the Adjusted Russell MidCap Utilities Index for the 90 calendar days prior to January 1 of the beginning and end of a given three-year performance period. In addition, TSR gives effect to all dividends throughout the three-year performance period as if they had been reinvested. If a company is added to the Adjusted Russell MidCap Utilities Index during a three-year performance period, we do not include that company in our TSR analysis. We will only remove a company that was included in the Adjusted Russell MidCap Utilities Index at the beginning of a performance period if such company ceases to exist during the applicable performance period.

Those companies in the Adjusted Russell MidCap Utilities Index as of January 1, 2012 were as follows:

AGL Resources Inc.	Genon Energy Inc.	Pinnacle West Capital Corp.
Alliant Energy Corporation	Great Plains Energy Inc.	PPL Corporation
Ameren Corporation	Hawaiian Electric Industries, Inc.	Progress Energy, Inc.
American Water Works Company, Inc.	Integrys Energy Group, Inc.	Questar Corporation
Aqua America, Inc.	ITC Holdings Corp.	SCANA Corporation
Atmos Energy Corporation	MDU Resources Group, Inc.	Sempra Energy
Calpine Corporation	National Fuel Gas Company	Southern Union Company
Centerpoint Energy, Inc.	NiSource Inc.	TECO Energy, Inc.
CMS Energy Corporation	Northeast Utilities	The AES Corporation
Consolidated Edison, Inc.	NRG Energy, Inc.	UGI Corporation
Constellation Energy Group, Inc.	NSTAR	Vectren Corporation
DTE Energy Company	NV Energy, Inc.	Westar Energy, Inc.
Edison International	OGE Energy Corp.	Wisconsin Energy Corporation
Energen Corporation	ONEOK, Inc.	Xcel Energy Inc.
Entergy Corporation	Pepco Holdings, Inc.	Xylem Inc.

Beginning in Fiscal 2011, the Company changed the peer group used to measure TSR from the S&P Utilities Index to the Adjusted Russell MidCap Utilities Index. Management recommended, and the Committee approved, this change because the companies included in the Russell MidCap Utilities Index generally are more comparable to the Company in terms of market capitalization than the companies in the S&P Utilities Index. Moreover, the Company is included in the Russell MidCap Utilities Index and is not included in the S&P Utilities Index. Additionally, based on the analysis provided by Pay Governance, there was no significant difference in the Company's overall TSR ranking resulting from the change in index. The Company, with approval of the Committee, excluded telecommunications companies from the peer group because the nature of the telecommunications business is markedly different from that of other companies in the utilities industry.

With respect to AmeriGas Partners' performance units, we will compare the TUR of AmeriGas Partners' common units relative to the TUR performance of those entities comprising the Alerian MLP Index as of the beginning of the performance period. In computing TUR, we use the average of the daily closing prices for AmeriGas Partners' common units and those of each of the entities in the Alerian MLP Index for the 90 calendar days prior to January 1 of the beginning and end of a given three-year performance period. In addition, TUR gives effect to all distributions throughout the three-year performance period as if they had been reinvested. For the AmeriGas Partners performance units awarded to Messrs. Sheridan and Bissell, we compare the TUR of AmeriGas Partners' common units to the TUR performance of each of the 49 other entities in the Alerian MLP Index. If an entity is added to the Alerian MLP Index during a three-year performance period, we do not include that entity in our TUR analysis. We will only remove an entity that was included in the Alerian MLP Index at the beginning of a performance period if it ceases to exist during the applicable performance period. The entities comprising the Alerian MLP Index as of January 1, 2012 were as follows:

Alliance Holdings GP, L.P.	EV Energy Partners, L.P.	PAA Natural Gas Storage, L.P.
Alliance Resource Partners, L.P.	Exterran Partners, L.P	Penn Virginia Resource Partners, L.P.
AmeriGas Partners, L.P.	Ferrellgas Partners, L.P.	Pioneer Southwest Energy Partners L.P.
Boardwalk Pipeline Partners, LP	Genesis Energy, L.P.	Plains All American Pipeline, L.P.
Breitburn Energy Partners, L.P.	Inergy, L.P.	QR Energy, LP
Buckeye Partners, L.P.	Kinder Morgan Energy Partners, L.P.	Regency Energy Partners LP
Calumet Specialty Products Partners, L.P.	Kinder Morgan Management, LLC	Spectra Energy Partners, LP
Chesapeake Midstream Partners, L.P.	Legacy Reserves LP	Suburban Propane Partners, L.P.
Copano Energy, L.L.C.	Linn Energy, LLC	Sunoco Logistics Partners L.P.
Crestwood Midstream Partners, L.P.	Magellan Midstream Partners, L.P.	TC PipeLines, LP
Crosstex Energy, L.P.	Markwest Energy Partners, L.P.	Targa Resources Partners LP
DCP Midstream Partners, LP	Martin Midstream Partners L.P.	Teekay LNG Partners L.P.
El Paso Pipeline Partners, L.P.	Natural Resource Partners L.P.	Teekay Offshore Partners L.P.
Enbridge Energy Partners, L.P.	Navios Maritime Partners L.P.	Vanguard Natural Resources LLC
Energy Transfer Equity, L.P.	NuStar Energy L.P.	Western Gas Partners, LP
Energy Transfer Partners, L.P.	Nustar GP Holdings, LLC	Williams Partners L.P.
Enterprise Products Partners L.P.	ONEOK Partners, L.P.	

For the Company's performance units, the minimum award, equivalent to 50 percent of the number of performance units, will be payable if the Company's TSR rank is at the 40th percentile of the Adjusted Russell MidCap Utilities Index. The target award, equivalent to 100 percent of the number of performance units, will be payable if the TSR rank is at the 50th percentile. The maximum award, equivalent to 200 percent of the number of performance units, will be payable if the Company's TSR rank is the highest of all Adjusted Russell MidCap Utilities Index. The number of AmeriGas Partners common units underlying performance units that will be paid out to Messrs. Sheridan and Bissell will be based upon AmeriGas Partners' TUR rank relative to the Alerian MLP Index entities and is computed using a methodology analogous to that described above with regard to the Company's TSR ranking.

Each award payable to the named executive officers provides a number of the Company's shares or AmeriGas Partners' common units equal to the number of performance units earned. After the Committee has determined that the conditions for payment have been satisfied, the Company or AmeriGas Propane, as the case may be, has the authority to provide for a cash payment to the named executives in lieu of a limited number of the shares or common units payable. The cash payment is based on the value of the securities at the end of the performance period and is designed to meet minimum statutory tax withholding requirements. In the event that UGI executives earn shares in excess of the target award, the value of the shares earned in excess of target is paid entirely in cash.

All performance units have dividend or distribution equivalent rights, as applicable. A dividend equivalent is an amount determined by multiplying the number of performance units credited to a recipient's account by the per-share cash dividend or the per-share fair market value of any non-cash dividend paid by the Company during the performance period on Company shares on a dividend payment date. A distribution equivalent relates to AmeriGas common units and is determined in a similar manner. Accrued dividend and distribution equivalents are payable in cash based on the number of common shares or AmeriGas Partners' common units, if any, paid out at the end of the performance period.

- ***Long-Term Compensation — Payout of Performance Units for 2009-2011 Period***

During Fiscal 2012, there was no payout to those executives who received performance units in our 2009 fiscal year covering the period from January 1, 2009 to December 31, 2011. For that period, the Company's TSR ranked 24th relative to the 34 other companies in the S&P Utilities Index, placing the Company at approximately the 30th percentile ranking, resulting in no payout of the target award. AmeriGas Partners' TUR ranked 12th relative to its peer group of 19 other partnerships, placing AmeriGas Partners at approximately the 39th percentile ranking, resulting in no payout of the target award.

- ***Perquisites and Other Compensation***

We provide limited perquisite opportunities to our executive officers. We provide reimbursement for tax preparation services and limited spousal travel. Our named executive officers may also occasionally use the Company's tickets for sporting events for personal rather than business purposes. We discontinued reimbursement for tax preparation services in Fiscal 2011 for newly hired executives. The aggregate cost of perquisites for all named executive officers in Fiscal 2012 was less than $50,000. In addition, Mr. Varagne was permitted to use his company car through the end of the lease arrangement in February 2012. In connection with the commencement of Ms. Gaudiosi's employment, she received (a) reimbursement for relocation expenses in accordance with the Company's relocation policy in the amount of approximately $125,000 and (b) a tax gross-up payment of approximately $30,000 for non-deductible relocation expenses.

- ***Other Benefits***

Our named executive officers participate in various retirement, pension, deferred compensation and severance plans, which are described in greater detail in the ONGOING PLANS AND POST-EMPLOYMENT AGREEMENTS section of this COMPENSATION DISCUSSION AND ANALYSIS. We also provide employees, including the named executive officers, with a variety of other benefits, including medical and dental benefits, disability benefits, life insurance, and paid time off for holidays and vacations. These benefits generally are available to all of our full-time employees, although AmeriGas Propane provided certain enhanced disability and life insurance benefits to Messrs. Sheridan and Bissell having a total aggregate cost in Fiscal 2012 of less than $10,000.

- ***Ongoing Plans and Post-Employment Agreements***

We have several plans and agreements (described below) that enable our named executive officers to accrue retirement benefits as the executives continue to work for us, provide severance benefits upon certain types of termination of employment events or provide other forms of deferred compensation. Effective upon Mr. Varagne's resignation on October 11, 2011, he was no longer eligible to participate in any of the Company's benefit plans, except as specifically indicated below.

Retirement Income Plan for Employees of UGI Utilities, Inc. (the "UGI Pension Plan")

This plan is a tax-qualified defined benefit plan available to, among others, employees of the Company and certain of its subsidiaries. The UGI Pension Plan was closed to new participants as of January 1, 2009. The UGI Pension Plan provides an annual retirement benefit based on an employee's earnings and years of service, subject to maximum benefit limitations. Messrs. Greenberg, Walsh and Hall participate in the UGI Pension Plan; Mr. Bissell has a vested benefit, but he no longer participates. See COMPENSATION OF EXECUTIVE OFFICERS — Pension Benefits Table — Fiscal 2012 and accompanying narrative for additional information.

UGI Utilities, Inc. Savings Plan (the "UGI Savings Plan")

This plan is a tax-qualified defined contribution plan available to, among others, employees of the Company. Under the plan, an employee may contribute, subject to Internal Revenue Code (the "Code") limitations (which, among other things, limited annual contributions in 2012 to $17,000, up to a maximum of 50 percent of his or her eligible compensation on a pre-tax basis and up to 20 percent of his or her eligible compensation on an after-tax basis. The combined maximum of pre-tax and after-tax contributions is 50 percent of his or her eligible compensation. The Company provides matching contributions targeted at 50 percent of the first 3 percent of eligible compensation contributed by the employee in any pay period, and 25 percent of the next 3 percent. For participants entering the UGI Savings Plan on or after January 1, 2009, who are not eligible to participate in the UGI Pension Plan, the Company provides matching contributions targeted at 100 percent of the first 5 percent of eligible compensation contributed by the employee in any pay period. Amounts credited to an employee's account in the plan may be invested among a number of funds, including the Company's stock fund. Messrs. Greenberg, Walsh and Hall and Ms. Gaudiosi are eligible to participate in the UGI Savings Plan.

AmeriGas Propane, Inc. Savings Plan (the "AmeriGas Savings Plan")

This plan is a tax-qualified defined contribution plan for AmeriGas Propane employees. Subject to Code limits, which are the same as described above with respect to the UGI Savings Plan, an employee may contribute, on a pre-tax basis, up to 50 percent of his or her eligible compensation, and AmeriGas Propane provides a matching contribution equal to 100 percent of the first 5 percent of eligible compensation contributed in any pay period. Like the UGI Savings Plan, participants in the AmeriGas Savings Plan may invest amounts credited to their account among a number of funds, including the Company's stock fund. Messrs. Sheridan and Bissell are eligible to participate in the AmeriGas Savings Plan.

UGI Corporation Supplemental Executive Retirement Plan and Supplemental Savings Plan

UGI Corporation Supplemental Executive Retirement Plan

This plan is a nonqualified defined benefit plan that provides retirement benefits that would otherwise be provided under the UGI Pension Plan to employees hired prior to

January 1, 2009, but are prohibited from being paid from the UGI Pension Plan by Code limits. The plan also provides additional benefits in the event of certain terminations of employment covered by a change in control agreement. Messrs. Greenberg, Walsh and Hall participate in the UGI Corporation Supplemental Executive Retirement Plan. See COMPENSATION OF EXECUTIVE OFFICERS — Pension Benefits Table — Fiscal 2012 and accompanying narrative for additional information.

UGI Corporation Supplemental Savings Plan

This plan is a nonqualified deferred compensation plan that provides benefits that would be provided under the qualified UGI Savings Plan to employees hired prior to January 1, 2009 in the absence of Code limitations. The Supplemental Savings Plan is intended to pay an amount substantially equal to the difference between the Company matching contribution to the qualified UGI Savings Plan and the matching contribution that would have been made under the qualified UGI Savings Plan if the Code limitations were not in effect. At the end of each plan year, a participant's account is credited with earnings equal to the weighted average return on two indices: 60 percent on the total return of the Standard and Poor's 500 Index and 40 percent on the total return of the Barclays Capital U.S. Aggregate Bond Index. The plan also provides additional benefits in the event of certain terminations of employment covered by a change in control agreement. Messrs. Greenberg, Walsh and Hall are each eligible to participate in the UGI Corporation Supplemental Savings Plan. See COMPENSATION OF EXECUTIVE OFFICERS — Nonqualified Deferred Compensation Table — Fiscal 2012 and accompanying narrative for additional information.

2009 UGI Corporation Supplemental Executive Retirement Plan for New Employees

The 2009 UGI Corporation Supplemental Executive Retirement Plan for New Employees (the "2009 UGI SERP") is a nonqualified deferred compensation plan that is intended to provide retirement benefits to executive officers who are not eligible to participate in the UGI Pension Plan, having commenced employment with UGI on or after January 1, 2009. Under the 2009 UGI SERP, the Company credits to each participant's account annually an amount equal to 5 percent of the participant's compensation (salary and annual bonus) up to the Code compensation limit ($245,000 in 2011) and 10 percent of compensation in excess of such limit. In addition, if any portion of the Company's matching contribution under the UGI Savings Plan is forfeited due to nondiscrimination requirements under the Code, the forfeited amount, adjusted for earnings and losses on the amount, will be credited to a participant's account. Participants direct the investment of their account balances among a number of mutual funds, which are generally the same funds available to participants in the UGI Savings Plan, other than the UGI stock fund. Ms. Gaudiosi is eligible to participate in the 2009 UGI SERP. See COMPENSATION OF EXECUTIVE OFFICERS — Pension Benefits Table — Fiscal 2012 and accompanying narrative for additional information.

AmeriGas Propane, Inc. Supplemental Executive Retirement Plan

AmeriGas Propane maintains a supplemental executive retirement plan, which is a nonqualified deferred compensation plan for highly compensated employees of AmeriGas Propane. Under the plan, AmeriGas Propane credits to each participant's account annually an amount equal to 5 percent of the participant's compensation up to the Code compensation limits and 10 percent of compensation in excess of such limit. In addition, if any portion of AmeriGas Propane's matching contribution under the AmeriGas Savings Plan is forfeited due to nondiscrimination requirements under the Code, the forfeited amount, adjusted for earnings and losses on the amount, will be credited to a participant's account. Participants direct the investment of the amounts in their accounts among a number of mutual funds. Messrs. Sheridan and Bissell participate in the AmeriGas Propane, Inc. Supplemental Executive Retirement Plan. See COMPENSATION OF EXECUTIVE OFFICERS — Nonqualified Deferred Compensation Table — Fiscal 2012 and accompanying narrative for additional information.

AmeriGas Propane, Inc. 2010 Long-Term Incentive Plan On Behalf of AmeriGas Partners, L.P.

Effective July 30, 2010, this plan succeeded the AmeriGas Propane, Inc. 2000 Long-Term Incentive Plan On Behalf of AmeriGas Partners, L.P., which expired on December 31, 2009. The plan provides (i) designated employees of AmeriGas Propane and its affiliates and (ii) non-employee members of the Board of Directors of AmeriGas Propane with the opportunity to receive grants of options, phantom units, performance units, unit awards, unit appreciation rights, distribution equivalents and other unit-based awards. The plan also provides that if there is a change in control of AmeriGas Partners or UGI Corporation, then the following will generally occur: (i) AmeriGas Partners will provide the participant with written notification of the change in control, (ii) all outstanding options and unit appreciation rights will automatically vest and become exercisable, (iii) the restrictions and conditions on outstanding unit awards will lapse, (iv) phantom units and performance units will become payable in cash in an amount not less than their target amount or in a larger amount up to the maximum grant value, as determined by the Committee, and (v) distribution equivalents and other unit-based awards will become payable in full in cash, in amounts determined by the Committee. Messrs. Sheridan and Bissell are eligible to participate in the AmeriGas Propane, Inc. 2010 Long-Term Incentive Plan On Behalf of AmeriGas Partners, L.P.

AmeriGas Propane, Inc. Nonqualified Deferred Compensation Plan

AmeriGas Propane maintains a nonqualified deferred compensation plan under which participants may defer up to $10,000 of their annual compensation. Deferral elections are made annually by eligible participants in respect of compensation to be earned for the following year. Participants may direct the investment of deferred amounts into a number of mutual funds. Payment of amounts accrued for the account of a participant generally is made following the participant's termination of employment. Messrs. Sheridan and Bissell are eligible to participate in the AmeriGas Propane, Inc. Nonqualified Deferred Compensation Plan. See COMPENSATION OF EXECUTIVE OFFICERS — Nonqualified Deferred Compensation Table — Fiscal 2012 and accompanying narrative for additional information.

UGI Corporation 2009 Deferral Plan, As Amended and Restated Effective June 1, 2010

This plan provides deferral options that comply with the requirements of Section 409A of the Code related to (i) all stock units and phantom units granted to the Company's and AmeriGas Propane's non-employee Directors, (ii) benefits payable under the UGI Corporation Supplemental Executive Retirement Plan, (iii) the 2009 UGI Corporation SERP and (iv) benefits payable under the AmeriGas Propane, Inc. Supplemental Executive Retirement Plan. If an eligible participant elects to defer payment under the plan, the participant may receive future benefits after separation from service as (i) a lump sum payment, (ii) annual installment payments over a period between two and ten years or (iii) one to five retirement distribution amounts to be paid in a lump sum in the year specified by the individual. Deferred benefits, other than stock units and phantom units, will be deemed to be invested in investment funds selected by the participant from among a list of available funds. Messrs. Greenberg, Walsh and Bissell elected to defer benefits under this plan. The plan also provides newly eligible participants with a deferral election that must be acted upon promptly.

Severance Pay Plans for Senior Executive Employees

The Company and AmeriGas Propane each maintain a severance pay plan that provides severance compensation to certain senior level employees. The plans are designed to alleviate the financial hardships that may be experienced by executive employee participants whose employment is terminated without just cause, other than in the event of death or disability. The Company's plan covers Messrs. Greenberg, Walsh, and Hall and Ms. Gaudiosi, and the AmeriGas Propane plan covers Mr. Sheridan. See COMPENSATION OF EXECUTIVE OFFICERS — Potential Payments Upon Termination or Change in Control for further information regarding the severance plans.

Severance Arrangement with Mr. Varagne

Mr. Varagne had an agreement with our French subsidiary, AGZ Holding, providing for severance benefits in the event his employment was terminated without fault on his part (the "2002 Severance Agreement"). The agreement provided for a cash payment equal to one year of compensation, based on compensation received in the 12 months prior to the effective date of termination. Mr. Varagne's agreement required that he execute a release discharging the Company and its subsidiaries from liability in connection with his termination prior to receipt of severance payments. On October 12, 2011, Mr. Varagne entered into a settlement agreement with Antargaz and AGZ Holding (the "Settlement Agreement"), pursuant to which he resigned as chairman and chief executive officer of Antargaz, as chief executive officer of AGZ Holding and as a director of Antargaz and AGZ Holding, effective October 12, 2011. In consideration for payments made to Mr. Varagne pursuant to the Settlement Agreement, which included all amounts payable under the 2002 Severance Agreement, Mr. Varagne released the Company, Antargaz, AGZ Holding and certain other parties from any and all claims he may have against any of them. See COMPENSATION OF EXECUTIVE OFFICERS — Potential Payments Upon Termination or Change in Control below for further information regarding Mr. Varagne's severance agreement.

Change in Control Agreements

The Company has change in control agreements with Messrs. Greenberg, Walsh and Hall and Ms. Gaudiosi, and AmeriGas Propane has a change in control agreement with Mr. Sheridan. The change in control agreements are designed to reinforce and encourage the continued attention and dedication of the executives without distraction in the face of potentially disturbing circumstances arising from the possibility of the change in control and to serve as an incentive to their continued employment with us. The agreements provide for payments and other benefits if we terminate an executive's employment without cause or if the executive terminates employment for good reason within two years following a change in control of the Company (and, in the case of Mr. Sheridan, AmeriGas Propane or AmeriGas Partners). See COMPENSATION OF EXECUTIVE OFFICERS — Potential Payments Upon Termination or Change in Control for further information regarding the change in control agreements.

- ***Stock Ownership Guidelines***

We seek to align executives' interests with shareholder and unitholder interests through our equity ownership guidelines. We believe that by encouraging our executives to maintain a meaningful equity interest in the Company or, if applicable, AmeriGas Partners, we will enhance the link between our executives and stockholders or unitholders. Under our guidelines, an executive must meet 10 percent of the ownership requirement within one year from the date of employment or promotion and must use 10 percent of his or her gross annual bonus award to purchase stock (or, in the case of Mr. Sheridan, partnership common units or stock) until his or her share ownership requirement is met. In addition, the guidelines require that 50 percent of the net proceeds from a "cashless exercise" of stock options be used to purchase stock until the ownership requirement is met. The guidelines also require that, until the share ownership requirement is met, the executive retain all shares or common units received in connection with the payout of performance units. Up to 20 percent of the ownership requirement may be satisfied through holdings of UGI common stock in the executive's account in the relevant savings plan.

Mr. Sheridan is permitted to satisfy his requirements through ownership of UGI common stock, AmeriGas Partners common units, or a combination of UGI common stock and AmeriGas Partners common units, with each AmeriGas Partners common unit equivalent to 1.5 shares of UGI common stock.

The following table provides information regarding our equity ownership guidelines for, and the number of shares and common units held at September 30, 2012 by, our named executive officers:

Name	Required Ownership of UGI Corporation Common Stock [1]	Number of Shares of UGI Corporation Common Stock Held at 9/30/2012	Number of AmeriGas Partners Common Units Held at 9/30/2012
Lon R. Greenberg	250,000	345,060	15,000
John L. Walsh	100,000	144,458	7,000
Bradley C. Hall	30,000	58,608	0
Jerry E. Sheridan	60,000	1,237	19,244
Monica M. Gaudiosi	30,000	3,300	0

(1) All named executive officers are in compliance with the stock ownership guidelines, which require the accumulation of shares or shares and common units over time.

- ***Stock Option Grant Practices***

The Committees approve annual stock option grants to executive officers in the last calendar quarter of each year, to be effective the following January 1. The exercise price per share of the options is equal to or greater than the closing share price of the Company's common stock on the last trading day of December. A grant to a new employee is generally effective on the later of the date the employee commences employment with us or the date the Committee authorizes the grant. In either case the exercise price is equal to or greater than the closing price per share of the Company's common stock on the effective date of grant. From time to time, management recommends stock option grants for non-executive employees, and the grants, if approved by the Committee, are effective on or after the date of Committee action and have an exercise price equal to or greater than the closing price per share of the Company's common stock on the effective date of grant. We believe that our stock option grant practices are appropriate and effectively eliminate any question regarding "timing" of grants in anticipation of material events.

- ***Role of Executive Officers in Determining Executive Compensation***

In connection with Fiscal 2012 compensation, Mr. Greenberg, aided by our human resources personnel, provided statistical data and recommendations to the appropriate Committee to assist it in determining compensation levels. Mr. Greenberg did not make recommendations as to his own compensation and was excused from the Committee meeting when his compensation was discussed by the Committee. While the Committees utilized information provided by Mr. Greenberg, and valued Mr. Greenberg's observations with regard to other executive officers, the ultimate decisions regarding executive compensation were made by the independent members of the appropriate Board of Directors following Committee recommendations.

- ***Tax Considerations***

In Fiscal 2012, we paid salary and annual bonus compensation to named executive officers that were not fully deductible under U.S. federal tax law because it did not meet the statutory performance criteria. Section 162(m) of the Code precludes us from deducting certain forms of compensation in excess of $1,000,000 paid to the named executive officers in any one year. Our policy generally is to preserve the federal income tax deductibility of equity compensation paid to our executives by making it performance-based. We will continue to consider and evaluate all of our compensation programs in light of federal tax law and regulations. Nevertheless, we believe that, in some circumstances, factors other than tax deductibility take precedence in determining the forms and amount of compensation, and we retain the flexibility to authorize compensation that may not be deductible if we believe it is in the best interests of our Company.

COMPENSATION OF EXECUTIVE OFFICERS

The following tables, narrative and footnotes provide information regarding the compensation of our Chief Executive Officer, Principal Financial Officer, our three other most highly compensated executive officers in Fiscal 2012 and two former executive officers.

SUMMARY COMPENSATION TABLE – FISCAL 2012

Name and Principal Position	Fiscal Year	Salary ($)(1)	Bonus ($)	Stock Awards ($)(2)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)(3)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(4)	All Other Compensation ($)(5)	Total ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
L. R. Greenberg Chairman and Chief Executive Officer	2012	1,131,924	0	1,901,250	1,303,355	772,406	2,883,824	67,459	8,060,218
	2011	1,099,047	0	2,479,400	1,629,000	1,072,821	3,258,787	62,162	9,601,217
	2010	1,067,500	0	1,590,400	1,347,000	1,145,428	1,971,422	69,853	7,191,603
J. L. Walsh President, Chief Operating Officer and Principal Financial Officer	2012	701,470	0	760,500	543,065	413,478	651,008	27,985	3,097,506
	2011	647,040	50,000(7)	991,760	678,750	508,494	376,855	28,023	3,307,922
	2010	648,440	0	636,160	561,250	591,410	377,873	33,081	2,848,214
J. E. Sheridan President and Chief Executive Officer of AmeriGas Propane, Inc.	2012	410,220	0	603,500	305,110	0	0	48,587	1,367,417
B. C. Hall President of UGI Enterprises, Inc.	2012	329,659	0	204,750	182,470	0	341,177	10,443	1,068,499
M. M. Gaudiosi Vice President, General Counsel and Secretary(6)	2012	169,246	0	244,167	193,206	120,011	0	172,503	899,133
E. V. N. Bissell Former President and Chief Executive Officer of AmeriGas Propane, Inc. (8)	2012	240,713	0	225,323	347,561	204,942	6,745	38,449	1,063,733
	2011	520,936	0	763,140	434,400	290,000	451	81,094	2,090,021
	2010	490,006	0	715,700	359,200	349,664	3,778	85,475	2,003,823
F. Varagne Former Chairman and Chief Executive Officer Antargaz(9)	2012	0	0	0	0	0	0	1,409,281	1,409,281
	2011	469,000	0	240,450	271,500	300,957	48,063	49,483	1,379,453
	2010	455,600	0	189,440	255,930	324,661	159,952	48,936	1,434,519

(1) The amounts shown in column (c) represent salary payments actually received during the fiscal year shown based on the number of pay periods within such fiscal year.

(2) The amounts shown in columns (e) and (f) above represent the aggregate fair value of awards of performance units and stock options on the date of grant. The assumptions used in the calculation of the amounts shown are included in Note 2 and Note 13 to our audited consolidated financial statements for Fiscal 2012, which are included in our Annual Report on Form 10-K. See the Grants of Plan-Based Awards Table – Fiscal 2012 for information on awards of performance units and stock options made in Fiscal 2012.

(3) The amounts shown in this column represent payments made under the applicable performance-based annual bonus plan.

(4) The amounts shown in column (h) of the Summary Compensation Table – Fiscal 2012 reflect (i) the change from September 30, 2011 to September 30, 2012 in the actuarial present value of the named executive officer's accumulated benefit under the Company's defined benefit and actuarial pension plans, including the UGI Corporation Supplemental Executive Retirement Plan, and (ii) the above-market portion of earnings, if any, on nonqualified deferred compensation accounts. The change in pension value from year to year as reported in this column is subject to market volatility and may not represent the value that a named executive officer will actually accrue under the Company's pension plans during any given year. Mr. Bissell has a vested annual benefit of approximately $3,300 under the Company's defined benefit pension plan, based on prior credited service. Mr. Bissell is not a current participant in the Company's defined benefit retirement plan or in the UGI Corporation Supplemental Executive Retirement Plan. The material terms of the Company's pension plans and deferred compensation plans are described in the Pension Benefits Table – Fiscal 2012 and the Nonqualified Deferred Compensation Table – Fiscal 2012, and the related narratives to each. Earnings on deferred compensation are considered above-market to the extent that the rate of interest exceeds 120 percent of the applicable federal long-term rate. For purposes of the Summary Compensation Table – Fiscal 2012, the market rate on deferred compensation most analogous to the rate at the time the interest rate is set under the Company's plan for Fiscal 2012 was 3.37 percent, which is 120 percent of the federal long-term rate for December 2011. Earnings on deferred compensation for Messrs. Sheridan and Mr. Bissell and Ms. Gaudiosi are market-based, and calculated in the same manner and at the same rate as earnings on externally managed investments available in a broad-based qualified plan. The amounts included in column (h) of the Summary Compensation Table – Fiscal 2012 are itemized below.

Name	**Change in Pension Value ($)**	**Above-Market Earnings on Deferred Compensation ($)**
L.R. Greenberg	2,874,925	8,899
J.L. Walsh	649,306	1,702
J.E. Sheridan	0	0
B.C. Hall	340,604	573
M.M. Gaudiosi	0	0
E.V.N. Bissell	6,745	0
F. Varagne	0	0

(5) The table below shows the components of the amounts included for each named executive officer under column (i), All Other Compensation, in the Summary Compensation Table – Fiscal 2012. Other than as set forth below, the named executive officers did not receive perquisites with an aggregate value of $10,000 or more.

Name	Employer Contribution to 401(k) Savings Plan ($)	Employer Contribution To UGI Supplemental Savings Plan; AmeriGas Propane, Inc. Supplemental Executive Retirement Plan; Antargaz Defined Contribution Plan ($)	Perquisites ($)	Relocation Expense Reimbursement ($)	Total ($)
L. R. Greenberg[(a)]	5,625	41,759	20,075	0	67,459
J. L. Walsh	5,625	22,360	0	0	27,985
J. E. Sheridan	12,500	36,087	0	0	48,587
B. C. Hall	5,485	4,958	0	0	10,443
M. M. Gaudiosi[(b)]	0	16,676	0	155,827	172,503
E. V. N. Bissell	6,133	32,316	0	0	38,449
F. Varagne	0	0	15,481	0	15,481

(a) The perquisites shown for Mr. Greenberg include spousal travel expenses when attending Company or industry-related events where it is customary that officers attend with their spouses, tax preparation fees and occasional use of the Company's tickets for sporting events for personal rather than business purposes. The perquisites for Mr. Varagne are for the use of a company vehicle. The incremental cost to the Company for these benefits is based on the actual costs or charges incurred by the Company for the benefits.

(b) In connection with the commencement of Ms. Gaudiosi's employment, she received (a) reimbursement for relocation expenses in accordance with the Company's relocation policy in the amount of $125,305 and (b) a tax gross-up payment of $30,522 for non-deductible relocation expenses.

(6) Ms. Gaudiosi received a prorated salary in Fiscal 2012 based on her employment commencement date of April 23, 2012. Ms. Gaudiosi received a non-equity incentive compensation payout equal to 100% of her target award prorated for the number of months for which she was employed by the Company in Fiscal 2012.

(7) Discretionary bonus awarded in recognition of Mr. Walsh's overall exceptional leadership, including serving as President and Chief Executive Officer of UGI Utilities, Inc.

(8) Mr. Bissell received a prorated salary in Fiscal 2012 based on his retirement date of March 3, 2012. Mr. Bissell received a non-equity incentive compensation payout equal to 100% of his target award prorated for the number of months for which he was employed by the Company in Fiscal 2012.

(9) Mr. Varagne resigned as Chairman and Chief Executive Officer of our French subsidiary, Antargaz, effective October 12, 2011. Mr. Varagne received no salary, bonus or non-equity incentive compensation in Fiscal 2012. Because Mr. Varagne resigned in October 2011, he does not meet the requirements for payment of any benefit under the Antargaz Supplemental Executive Retirement Plan. Mr. Varagne's other compensation for Fiscal 2012 included: (1) a lump sum payment of €1,000,000, (2) reimbursement of legal fees in the amount of €10,000, and (3) use of a company vehicle until the expiration of the lease in February 2012. Mr. Varagne was paid in euros. In calculating the dollar equivalent for disclosure purposes, the Company converted the costs associated with Mr. Varagne's use of the company car into dollars based on the monthly average exchange rate of $1.33 per euro during the period of his usage (October 2011 - February 2012). Mr. Varagne's lump sum payment and legal fees were converted into dollars based on the currency exchange rate of $1.38 per euro on October 12, 2011, the effective date of his resignation.

Grants of Plan-Based Awards In Fiscal 2012

The following table and footnotes provide information regarding equity and non-equity plan grants to the named executive officers in Fiscal 2012.

Grants of Plan-Based Awards Table – Fiscal 2012

			Estimated Possible Payouts Under Non-Equity Incentive Plan Awards (1)			Estimated Future Payouts Under Equity Incentive Plan Awards (2)			All Other Stock Awards: Number of Shares of Stock or Units (#) (3)	All Other Option Awards: Number of Securities Underlying Options (#) (4)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)
Name (5)	Grant Date	Board Action Date	Thres-hold ($)	Target ($)	Maximum ($)	Thres-hold (#)	Target (#)	Maximum (#)				
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)	(k)	(l)	(m)
L.R. Greenberg	10/01/11	11/18/11	747,490	1,245,816	2,491,632							
	01/01/12	11/18/11								300,000	29.40	1,303,355
	01/01/12	11/18/11				32,500	65,000	130,000				1,901,250
J.L. Walsh	10/01/11	11/18/11	400,140	666,900	1,333,800							
	01/01/12	11/18/11								125,000	29.40	543,065
	01/01/12	11/18/11				13,000	26,000	52,000				760,500
J.E. Sheridan	10/01/11	11/17/11	158,014	292,618	585,236							
	01/01/12	11/18/11								30,000	29.40	130,336
	01/01/12	11/17/11				2,250	4,500	9,000				217,260
	03/03/12	01/17/12				4,000	8,000	16,000				386,240
	03/03/12	01/17/12								42,000	28.04	174,775
B.C. Hall	10/01/11	11/18/11	114,856	198,026	376,250							
	01/01/12	11/18/11								42,000	29.40	182,470
	01/01/12	11/18/11				3,500	7,000	14,000				204,750
M.M. Gaudiosi	04/23/12	03/21/12	0	120,011	0							
	04/23/12	03/21/12								50,000	26.62	193,205
	04/23/12	03/21/12				5,000	10,000	20,000				202,000
	04/23/12	03/21/12				3,334	6,667	13,334				30,068
	04/23/12	03/21/12				1,667	3,333	6,666				12,099

Grants of Plan-Based Awards Table – Fiscal 2012

Name (5)	Grant Date	Board Action Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards (1)			Estimated Future Payouts Under Equity Incentive Plan Awards (2)			All Other Stock Awards: Number of Shares of Stock or Units (#) (3)	All Other Option Awards: Number of Securities Underlying Options (#) (4)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)
			Thres-hold ($)	Target ($)	Maximum ($)	Thres-hold (#)	Target (#)	Maximum (#)				
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)	(k)	(l)	(m)
E. V. N. Bissell	10/01/11	11/17/11		204,942								
	01/01/12	11/18/11								80,000	29.40	347,561
	01/01/12	11/17/11				2,333	4,666	9,332				225,323

(1) The amounts shown under this heading relate to bonus opportunities under the relevant company's annual bonus plan for Fiscal 2012. See COMPENSATION DISCUSSION AND ANALYSIS for a description of the annual bonus plans. Payments for these awards have already been determined and are included in the Non-Equity Incentive Plan Compensation column (column (g)) of the Summary Compensation Table. For Fiscal 2012, there were no payouts to Mr. Sheridan under the AmeriGas Propane annual bonus plan. The threshold amount shown for Messrs. Greenberg and Walsh is based on achievement of 80 percent of the financial goal. The threshold amount shown for Mr. Sheridan is based on achievement of 80 percent of the financial goal with the resulting amount reduced to the maximum extent provided for below-target achievement of the customer growth goal. The threshold amount shown for Mr. Hall is based on achievement of (i) 75 percent of the Energy Services, Inc. financial goal and (ii) 50 percent of the UGI Development Company financial goal. The threshold amount shown for Ms. Gaudiosi is equal to 100 percent of her target award, prorated for Fiscal 2012 based on her date of hire. The threshold amount shown for Mr. Bissell is equal to his actual payout based on his target award, prorated for Fiscal 2012 based on his retirement date.

(2) The awards shown for all officers except Messrs. Sheridan and Bissell are performance units under the Company's 2004 Plan, as described in COMPENSATION DISCUSSION AND ANALYSIS. Performance units are forfeitable until the end of the performance period in the event of termination of employment, with pro-rated forfeitures in the case of termination of employment or service as a Director due to retirement, death or disability. In the case of a change in control of the Company, outstanding performance units and dividend or distribution equivalents will be paid in cash in an amount equal to the greater of (i) the target award, or (ii) the award amount that would be paid as if the performance period ended on the date of the change in control, based on the Company's achievement of the performance goal as of the date of the change in control, as determined by the Compensation and Management Development Committee.

For Messrs. Sheridan and Bissell, the awards shown are performance units under the AmeriGas 2010 Plan, as described in COMPENSATION DISCUSSION AND ANALYSIS. Terms of these awards with respect to forfeitures and change in control, as defined in the AmeriGas 2010 Plan, are fashioned in a similar manner to the terms of the performance units granted under the Company's 2004 Plan. The awards shown for Mr. Bissell reflect the performance units forfeited by Mr. Bissell as a result of his retirement.

For Ms. Gaudiosi, the aggregate targeted number of performance units shown is 20,000. Of those, 10,000 were granted as a transition award, with performance periods ending December 31, 2012 (3,333), and December 31, 2013 (6,667).

(3) On November 15, 2012, the Compensation/Pension Committee of AmeriGas Propane and the independent members of the AmeriGas Propane Board of Directors approved discretionary grants of AmeriGas Partners phantom units with distribution equivalents to Mr. Sheridan in recognition of his contributions and leadership with respect to the acquisition and integration of Heritage Propane during Fiscal 2012 to support the long-term best interests of the Company. See COMPENSATION DISCUSSION AND ANALYSIS – DISCRETIONARY EQUITY AWARDS for additional information on the awards.

(4) Options are granted under the Company's 2004 Plan. Under this Plan, the option exercise price is not less than 100 percent of the fair market value of the Company's common stock on the effective date of the grant, which is either the date of the grant or a specified future date. The term of each option is generally ten years, which is the maximum allowable term. The options become exercisable in three equal annual installments beginning on the first anniversary of the grant date. All options are nontransferable and generally exercisable only while the optionee is employed by the Company or an affiliate, with exceptions for exercise following termination without cause, retirement, disability or death. For purposes of the 2004 Plan, "employee" includes a chief executive officer or other officer or person who performs management and policymaking functions with respect to a subsidiary of the Company located outside the United States, but who is not an employee of the subsidiary. In the case of termination without cause, the option will be exercisable only to the extent that it has vested as of the date of termination of employment and the option will terminate upon the earlier of the expiration date of the option or the expiration of the 13-month period commencing on the date of termination of employment. If termination of employment occurs due to retirement, the option will thereafter become exercisable as if the optionee had continued to be employed by, or continued to provide service to, the Company, and the option will terminate upon the original expiration date of the option. If termination of employment occurs due to disability, the option term is shortened to the earlier of the third anniversary of the date of such termination of employment, or the original expiration date, and vesting continues in accordance with the original vesting schedule. In the event of death of the optionee while an employee, the option will become fully vested and the option term will be shortened to the earlier of the expiration of the 12-month period following the optionee's death, or the original expiration date. Options are subject to adjustment in the event of recapitalizations, stock splits, mergers, and other similar corporate transactions affecting the Company's common stock. In the event of a change in control, unvested options become exercisable.

(5) Due to Mr. Varagne's resignation effective October 12, 2011, Mr. Varagne did not receive any equity or non-equity grants in Fiscal 2012.

Outstanding Equity Awards at Year-End

The following table shows the outstanding stock option and performance unit awards held by the named executive officers at September 30, 2012.

Outstanding Equity Awards at Year-End Table – Fiscal 2012

	Option Awards				**Stock Awards**			
Name	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Options Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
(a)	(b)	(c)	(e)	(f)	(g)	(h)	(i)	(j)
L. R. Greenberg	215,000[1]		20.47	12/31/2014	0	0	70,000	0[14]
	250,000[2]		20.48	12/31/2015			70,000[15]	2,222,500
	280,000[3]		27.28	12/31/2016			65,000[16]	2,063,750
	300,000[4]		27.25	12/31/2017				
	300,000[5]		24.42	12/31/2018				
	200,000[6]	100,000[6]	24.19	12/31/2019				
	100,000[7]	200,000[7]	31.58	12/31/2020				
		300,000[8]	29.40	12/31/2021				
J. L. Walsh	70,000[9]		22.92	03/31/2015	0	0	28,000	0[14]
	120,000[3]		27.28	12/31/2016			28,000[15]	889,000
	120,000[4]		27.25	12/31/2017			26,000[16]	825,500
	125,000[5]		24.42	12/31/2018				
	83,334[6]	41,666[6]	24.19	12/31/2019				
	41,666[7]	83,334[7]	31.58	12/31/2020				
		125,000[8]	29.40	12/31/2021				
J. E. Sheridan	15,000[10]		27.57	08/14/2015	0	0	3,800[17]	0[14]
	18,000[2]		20.48	12/31/2015			3,200[18]	208,869
	18,000[3]		27.28	12/31/2016			1,584[19]	196,470
	17,000[4]		27.25	12/31/2017			4,500[20]	
	21,000[5]		24.42	12/31/2018			8,000[21]	
	14,666[6]	7,334[6]	24.19	12/31/2019				
	7,334[7]	14,666[7]	31.58	12/31/2020				
	1,778[11]	3,555[11]	32.52	05/08/2021				
		30,000[8]	29.40	12/31/2021				
		42,000[12]	28.04	03/02/2022				
B. C. Hall	23,000[3]		27.28	12/31/2016	0	0	7,000	0[14]
	20,000[4]		27.25	12/31/2017			7,000[15]	222,250
	30,000[5]		24.42	12/31/2018			7,000[16]	222,250
	24,667[6]	12,333[6]	24.19	12/31/2019				
	14,000[7]	28,000[7]	31.58	12/31/2020				
		42,000[8]	29.40	12/31/2021				
M. M. Gaudiosi		50,000[13]	26.62	04/22/2022	0	0	3,333[14]	0[14]
							6,667[15]	211,677
							10,000[16]	317,500
E. V. N. Bissell	65,000[4]		27.25	03/02/2015	0	0	17,000	0[17]
	75,000[5]		24.42	12/31/2018			14,000[18]	611,240
	53,334[6]	26,666[6]	24.19	12/31/2019			4,666[22]	611,240
	26,666[7]	53,334[7]	31.58	12/31/2020				
		80,000[8]	29.40	12/31/2021				
F. Varagne[23]	0	0	0	N/A	0	0	0	0

Note: Column (d) was intentionally omitted.

(1) These options were granted effective January 1, 2005 and were fully vested on January 1, 2008.

(2) These options were granted effective January 1, 2006 and were fully vested on January 1, 2009.

(3) These options were granted effective January 1, 2007 and were fully vested on January 1, 2010.
(4) These options were granted effective January 1, 2008 and were fully vested on January 1, 2011.
(5) These options were granted effective January 1, 2009 and were fully vested on January 1, 2012.
(6) These options were granted effective January 1, 2010. These options vest 33 1/3 percent on each anniversary of the grant date and will be fully vested on January 1, 2013.
(7) These options were granted effective January 1, 2011. These options vest 33 1/3 percent on each anniversary of the grant date and will be fully vested on January 1, 2014.
(8) These options were granted effective January 1, 2012. These options vest 33 1/3 percent on each anniversary of the grant date and will be fully vested on January 1, 2015.
(9) These options were granted effective April 1, 2005 and were fully vested on April 1, 2008.
(10) These options were granted effective August 15, 2005 and were fully vested on August 15, 2008.
(11) These options were granted effective May 9, 2011. These options vest 33 1/3 percent on each anniversary of the grant date and will be fully vested on May 9, 2014.
(12) These options were granted effective March 3, 2012. These options vest 33 1/3 percent on each anniversary of the grant date and will be fully vested on March 3, 2015.
(13) These options were granted effective April 23, 2012. These options vest 33 1/3 percent on each anniversary of the grant date and will be fully vested on April 23, 2015.
(14) The amount shown relates to a target award of performance units granted effective January 1, 2010. The performance measurement period for these performance units is January 1, 2010 through December 31, 2012. The value of the number of performance units which may be earned at the end of the performance period is based on the Company's TSR relative to that of each of the companies in the S&P Utilities Index as of the first day of the performance measurement period. The actual number of performance units and accompanying dividend equivalents earned may be higher (up to 200% of the target award) or lower than the amount shown, based on TSR performance through the end of the performance period. The performance units will be payable, if at all, on January 1, 2013. As of September 30, 2012, the Company's TSR ranking qualified for no payout of the target number of performance units originally granted. See COMPENSATION DISCUSSION AND ANALYSIS – Long-Term Compensation – Fiscal 2012 Equity Awards for more information on the TSR performance goal measurements.
(15) These performance units were awarded January 1, 2011. The measurement period for the performance goal is January 1, 2011 through December 31, 2013. The performance goal is the same as described in footnote 14, but it is measured for a different three-year period and the Company's TSR is measured relative to the group of companies that comprise the Russell Midcap Utility Index, excluding telecommunications companies, as of the first day of the performance measurement period. The performance units will be payable, if at all, on January 1, 2014.
(16) These performance units were awarded January 1, 2012. The measurement period for the performance goal is January 1, 2012 through December 31, 2014. The performance goal is the same as described in footnote 15, but it is measured for a different three-year period. The performance units will be payable, if at all, on January 1, 2015.
(17) The amount shown relates to a target award of AmeriGas Partners, L.P. restricted units granted effective December 31, 2009. The performance measurement period for these restricted units is January 1, 2010 through December 31, 2012. The value of the number of restricted units which may be earned at the end of the performance period is based on the AmeriGas Partners' TUR relative to that of each of the master limited partnerships in the Alerian MLP Index as of the first day of the performance measurement period. The actual number of restricted units and accompanying distribution equivalents earned may be higher (up to 200% of the target award) or lower than the amount shown, based on TUR performance through the end of the performance period. The restricted units will be payable, if at all, on January 1, 2013. As of September 30, 2012, the AmeriGas Partners' TUR ranking qualified for no payout of the target number of restricted units originally granted. See COMPENSATION DISCUSSION AND ANALYSIS – Long-Term Compensation – Fiscal 2012 Equity Awards for more information on the TUR performance goal measurements.
(18) These performance units were awarded January 1, 2011. The measurement period for the performance goal is January 1, 2011 through December 31, 2013. The performance goal is the same as described in

footnote 17, but it is measured for a different three-year period. The performance units will be payable, if at all, on January 1, 2014.

(19) These performance units were awarded May 9, 2011 in connection with Mr. Sheridan's promotion to Chief Operating Officer in 2011. The measurement period is the same as described in footnote 18 and the performance goal is the same as described in footnote 17. The performance units will be payable, if at all, on January 1, 2014.

(20) These performance units were awarded January 1, 2012. The measurement period for the performance goal is January 1, 2012 through December 31, 2014. The performance goal is the same as described in footnote 17, but it is measured for a different three-year period. The performance units will be payable, if at all, on January 1, 2015.

(21) These performance units were awarded March 3, 2012 in connection with Mr. Sheridan's promotion to Chief Executive Officer in 2012. The measurement period is the same as described in footnote 20 and the performance goal is the same as described in footnote 17. The performance units will be payable, if at all, on January 1, 2015.

(22) Mr. Bissell was awarded 14,000 performance units on January 1, 2012, of which 9,334 performance units were forfeited due to his retirement effective March 3, 2012.

(23) Mr. Varagne forfeited (i) all unvested stock options effective upon his resignation, (ii) all performance units effective upon his resignation, and (iii) all vested stock options effective thirteen months following his resignation.

Option Exercises and Stock Vested in Fiscal 2012

The following table sets forth (i) the number of shares of UGI Corporation common stock acquired by the named executive officers in Fiscal 2012 from the exercise of stock options, (ii) the value realized by those officers upon the exercise of stock options based on the difference between the market price for our common stock on the date of exercise and the exercise price for the options, (iii) the number of performance units and stock units previously granted to the named executive officers that vested in Fiscal 2012, and (iv) the value realized by those officers upon the vesting of such units based on the closing market price for shares of our common stock, or for Messrs. Sheridan and Bissell, common units of AmeriGas Partners, on the vesting date.

Option Exercises and Stock Vested Table – Fiscal 2012

	Option Awards		Stock Awards (1)	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
(a)	(b)	(c)	(d)	(e)
L.R. Greenberg	150,000	1,700,700	0	0
J. L. Walsh	100,000	815,000	0	0
J. E. Sheridan	0	0	0	0
B. C. Hall	53,000	508,980	0	0
M. M. Gaudiosi	0	0	0	0
E.V.N. Bissell	70,000	273,000	0	0
F. Varagne	109,000	507,332	0	0

(1) During Fiscal 2012, there was no payout to those executives who received performance units for the performance period from January 1, 2009 to December 31, 2011.

Pension Benefits

The following table shows (i) the number of years of credited service for the named executive officers under the Company's defined benefit retirement plan (which we refer to below as the "UGI Utilities, Inc. Retirement Plan"), its supplemental executive retirement plan (which we refer to below as the "UGI SERP"), and the Antargaz Supplemental Executive Retirement Plan, (ii) the actuarial present value of accumulated benefits under those plans as of September 30, 2012, and (iii) any payments made to the named executive officers in Fiscal 2012 under those plans.

Pension Benefits Table – Fiscal 2012

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)	Payments During Last Fiscal Year ($)
(a)	(b)	(c)	(d)	(e)
L. R. Greenberg	UGI SERP	32	20,003,980	0
	UGI Utilities, Inc. Retirement Plan	32	1,894,143	0
J. L. Walsh	UGI SERP	7	1,871,500	0
	UGI Utilities, Inc. Retirement Plan	7	354,065	0
J. E. Sheridan	None	0	0	0
B. C. Hall	UGI SERP	30	1,308,950	0
	UGI Utilities, Inc. Retirement Plan	30	1,454,757	0
M. M. Gaudiosi	None	0	0	0
E. V.N. Bissell(1)	UGI Utilities, Inc. Retirement Plan	6	40,031	0
F. Varagne(2)	Antargaz Supplemental Executive Retirement Plan	0	0	0

(1) Mr. Bissell has a vested annual benefit of approximately $3,300 under the UGI Utilities, Inc. Retirement Plan based on prior credited service. Mr. Bissell is not a current participant in that plan.

(2) Mr. Varagne forfeited all benefits under the Antargaz Supplemental Executive Retirement Plan upon his resignation in October 2011.

The Company participates in the UGI Utilities, Inc. Retirement Income Plan, a qualified defined benefit retirement plan ("Pension Plan") to provide retirement income to its employees hired prior to January 1, 2009. The Pension Plan pays benefits based upon final average earnings, consisting of base salary or wages and annual bonuses and years of credited service. Benefits vest after the participant completes five years of vesting service.

The Pension Plan provides normal annual retirement benefits at age 65, unreduced early retirement benefits at age 62 with ten years of service and reduced, but subsidized, early retirement benefits at age 55 with ten years of service. Employees terminating prior to early retirement eligibility are eligible to receive a benefit under the plan formula commencing at age 65 or an unsubsidized benefit as early as age 55, provided they had 10 years of service at termination. Employees who have attained age 50 with 15 years of service and are involuntarily terminated by the Company prior to age 55 are also eligible for subsidized early retirement benefits, beginning at age 55.

The Pension Plan's normal retirement benefit formula is (A) – (B) and is shown below:

A. = The minimum of (1) and (2), where
(1) = 1.9% of five-year final average earnings (as defined in the Pension Plan) multiplied by years of service;
(2) = 60% of the highest year of year of earnings; and
B. = 1% of the estimated primary Social Security benefit multiplied by years of service

The amount of the benefit produced by the formula will be reduced by an early retirement factor based on the employee's actual age in years and months as of his early retirement date. The reduction factors range from 65 percent at age 55 to 100 percent (no reduction) at age 62.

The normal form of benefit under the Pension Plan for a married employee is a 50 percent joint and survivor lifetime annuity. Regardless of marital status, a participant may choose from a number of lifetime annuity payments.

The Pension Plan is subject to qualified-plan Code limits on the amount of annual benefit that may be paid, and on the amount of compensation that may be taken into account in calculating retirement benefits under the plan. For 2012, the limit on the compensation that may be used is $250,000 and the limit on annual benefits payable for an employee retiring at age 65 in 2012 is $200,000. Benefits in excess of those permitted under the statutory limits are paid from the Company's Supplemental Executive Retirement Plan, described below.

Messrs. Greenberg, Walsh and Hall are currently eligible for early retirement benefits under the Pension Plan.

UGI Corporation Supplemental Executive Retirement Plan

The Company's Supplemental Executive Retirement Plan ("SERP") is a non-qualified defined benefit plan that provides retirement benefits that would otherwise be provided under the Pension Plan to employees hired prior to January 1, 2009, but are prohibited from being paid from the Pension Plan by Code limits. The benefit paid by the SERP is approximately equal to the difference between the benefits provided under the Pension Plan to eligible participants and benefits that would have been provided by the Pension Plan if not for the limitations of the Employee Retirement Income Security Act of 1974, as amended, and the Code. Benefits vest after the participant completes 5 years of vesting service. The benefits earned under the SERP are payable in the form of a lump sum payment or rolled over to the Company's nonqualified deferred compensation plan. For participants who attained age 50 prior to January 1, 2004, the lump sum payment is calculated using two interest rates. One rate is for the service prior to January 1, 2004 and the other is for service after January 1, 2004. The rate for pre-January 1, 2004 service is the daily average of Moody's Aaa bond yields for the month in which the participant's termination date occurs, plus 50 basis points, and tax-adjusted using the highest marginal federal tax rate. The interest rate for post-January 1, 2004 service is the daily average of ten-year Treasury Bond yields in effect for the month in which the participant's termination date occurs. The latter rate is used for calculating the lump sum payment for participants attaining age 50 on or after January 1, 2004. Payment is due within 60 days after the termination of employment, except as required by Section 409A of the Code. If payment is required to be delayed by Section 409A of the Code, payment is made within 15 days after expiration of a six-month postponement period following "separation from service" as defined in the Code.

Actuarial assumptions used to determine values in the Pension Benefits Table – Fiscal 2012

The amounts shown in the Pension Benefit Table above are actuarial present values of the benefits accumulated through September 30, 2012. An actuarial present value is calculated by estimating expected future payments starting at an assumed retirement age, weighting the estimated payments by the estimated probability of surviving to each post-retirement age, and discounting the weighted payments at an assumed discount rate to reflect the time value of money. The actuarial present value represents an estimate of the amount which, if invested today at the discount rate, would be sufficient on an average basis to provide estimated future payments based on the current accumulated benefit. The assumed retirement age for each named executive is age 62, which is the earliest age at which the executive could retire without any benefit reduction due to age. Actual benefit present values will vary from these estimates depending on many factors, including an executive's actual retirement age. The key assumptions included in the calculations are as follows:

	September 30, 2012	September 30, 2011
Discount rate for Pension Plan for all purposes and for SERP, for pre-commencement calculations	4.20%	5.30%
SERP lump sum rate	2.60%	2.90%
Retirement age:	62	62
Postretirement mortality for Pension Plan	RP-2000, combined, healthy table projected to 2019 using Scale AA without collar adjustments	RP-2000, combined, healthy table projected to 2019 using Scale AA without collar adjustments
Postretirement Mortality for SERP	1994 GAR Unisex	1994 GAR Unisex
Preretirement Mortality	None	none
Termination and disability rates	None	none
Form of payment – qualified plan	Single life annuity	Single life annuity
Form of payment – nonqualified plan	Lump sum	Lump sum

Antargaz Supplemental Executive Retirement Plan

Defined Benefit Plan

This plan provides supplemental retirement income to certain management-level individuals of Antargaz who have at least five years of service with Antargaz. Antargaz is obligated to purchase an annuity annually on behalf of eligible employees based on the employee's length of service with Antargaz (up to a maximum of ten years). The annuity paid may not exceed 15 percent of an eligible employee's final average remuneration for the thirty-six month period immediately preceding retirement. The annuity amount is also reduced by any other supplemental retirement income, other than statutory retirement schemes, payable to an eligible employee. As a result of Mr. Varagne's resignation effective October 12, 2011, he is not entitled to receive benefits under this plan.

Nonqualified Deferred Compensation

The following table shows the contributions, earnings, withdrawals and account balances for each of the named executive officers who participate in the Company's Supplemental Savings Plan, the 2009 UGI Corporation Supplemental Executive Retirement Plan for New Employees, the AmeriGas Propane, Inc. Supplemental Executive Retirement

Plan ("AmeriGas SERP"), the AmeriGas Propane, Inc. Nonqualified Deferred Compensation Plan and the Antargaz Defined Contribution Plan.

Nonqualified Deferred Compensation Table – Fiscal 2012						
Name	**Plan Name**	**Executive Contributions in Last Fiscal Year ($)**	**Employer Contributions in Last Fiscal Year ($)**	**Aggregate Earnings in Last Fiscal Year ($)**	**Aggregate Withdrawals/ Distributions ($)**	**Aggregate Balance at Last Fiscal Year-End ($)[4]**
	(a)	(b)	(c)	(d)	(e)	(f)
L. R. Greenberg	UGI Supplemental Savings Plan	0	41,759[1]	34,655	0	864,028
J. L. Walsh	UGI Supplemental Savings Plan	0	22,360[1]	6,024	0	165,287
J. E. Sheridan	AmeriGas SERP	0	36,087[1]	40,854	0	238,022
B. C. Hall	UGI Supplemental Savings Plan	0	4,958	2,137	0	55,669
M. M. Gaudiosi	2009 UGI SERP for New Employees	0	16,676	0	0	0
E. V. N. Bissell	AmeriGas SERP	0	32,316[2]	123,982	1,035,869	0
	AmeriGas Nonqualified Deferred Compensation Plan	0	0	2,954	0	37,398
	UGI 2009 Deferral Plan	1,035,869	0	22,683	261,245	797,307
F. Varagne[3]	Antargaz Defined Contribution Plan	0	0	0	0	0

(1) This amount represents the employer contribution to the Company's Supplemental Savings Plan, which is also reported in the Summary Compensation Table – Fiscal 2012 in the "All Other Compensation" column.

(2) This amount represents the employer contribution to the AmeriGas SERP, which is also reported in the Summary Compensation Table – Fiscal 2012 in the "All Other Compensation" column.

(3) As a result of Mr. Varagne's resignation in October 2011, Mr. Varagne forfeited all benefits under the Antargaz Defined Contribution Plan.

(4) The aggregate balances include the following aggregate amounts previously reported in the Summary Compensation Table in prior years: Mr. Greenberg, $737,236; Mr. Walsh, $141,748; Mr. Bissell, $738,560 and Mr. Varagne, $14,498.

The UGI Corporation Supplemental Savings Plan ("SSP") is a nonqualified deferred compensation plan that provides benefits to certain employees that would be provided under the Company's 401(k) Savings Plan in the absence of Code limitations. Benefits vest after the participant completes five years of service. The SSP is intended to pay an amount substantially equal to the difference between the Company matching contribution that would have been made under the 401(k) Savings Plan if the Code limitations were not in effect, and the Company match actually made under the 401(k) Savings Plan. The Code compensation limit for fiscal years 2010, 2011 and 2012 was $245,000. The Code contribution limit for fiscal years 2010, 2011 and 2012 was $49,000. Under the SSP, the participant is credited with a Company match on compensation in excess of Code limits using the same formula applicable to contributions to the Company's 401(k) Savings Plan, which is a match of 50 percent on the first 3 percent of eligible compensation, and a match of 25 percent on the next 3 percent, assuming that the employee contributed to the 401(k) Savings Plan the lesser of 6 percent of eligible compensation or the maximum amount permissible under the Code. Amounts credited to the participant's account are credited with interest. The rate of interest currently in effect is the rate produced by blending the annual return on the Standard and Poor's 500 Index (60 percent weighting) and the annual return on the Barclays Capital U.S. Aggregate Bond Index (40 percent weighting). Account balances are payable in a lump sum within 60 days after termination of employment, except as required by Section 409A of the Code. If payment is required to be delayed by Section 409A of the Code, payment is made within 15 days after expiration of a six-month postponement period following "separation from service" as defined in the Code.

The AmeriGas SERP is a nonqualified deferred compensation plan that is intended to provide retirement benefits to certain AmeriGas Propane employees. Under the plan, AmeriGas Propane credits to each participant's account annually an amount equal to 5 percent of the participant's compensation (salary and annual bonus) up to the Code compensation limit ($245,000 in 2012) and 10 percent of compensation in excess of such limit. In addition, if any portion of AmeriGas Propane's matching contribution under the AmeriGas Propane, Inc. 401(k) Savings Plan ("AmeriGas 401(k) Savings Plan") is forfeited due to nondiscrimination requirements under the Code, the forfeited amount, adjusted for earnings and losses on the amount, will be credited to a participant's account. Benefits vest on the fifth anniversary of a participant's employment commencement date. Participants direct the investment of their account balances among a number of funds, which are generally the same funds available to participants in the AmeriGas 401(k) Savings Plan, other than the Company's stock fund. Account balances are payable in a lump sum within 60 days after termination of employment, except as required by Section 409A of the Code. If payment is required to be delayed by Section 409A of the Code, payment is made within 15 days after expiration of a six-month postponement period following "separation from service" as defined in the Code. Amounts payable under the AmeriGas SERP may be deferred in accordance with the Company's 2009 Deferral Plan. See COMPENSATION DISCUSSION AND ANALYSIS – UGI Corporation 2009 Deferral Plan.

The AmeriGas Propane, Inc. Nonqualified Deferred Compensation Plan is a nonqualified deferred compensation plan that provides benefits to certain employees that would otherwise be provided under the AmeriGas 401(k) Savings Plan. The plan is intended to permit participants to defer up to $10,000 of annual compensation that would generally not be eligible for contribution to the AmeriGas 401(k) Savings Plan due to Code limitations and nondiscrimination requirements. Participants may direct the investment of deferred amounts into a number of funds. The funds available are the same funds available under the AmeriGas 401(k) Savings Plan, other than the UGI Corporation stock fund. Account balances are payable in a lump sum within 60 days after termination of employment, except as required by Section 409A of the Code. If payment is required to be delayed by Section 409A of the Code, payment is made within 15 days after expiration of a six-month postponement period following "separation from service" as defined in the Code.

The 2009 UGI Corporation Supplemental Executive Retirement Plan for New Employees (the "2009 UGI SERP") is a nonqualified deferred compensation plan that is intended to provide retirement benefits to executive officers who are not eligible to participate in the Pension Plan, having been hired on or after January 1, 2009. Under the 2009 UGI SERP, the Company credits to each participant's account annually an amount equal to 5 percent of the participant's compensation (salary and annual bonus) up to the Code compensation limit ($245,000 in 2012) and 10 percent of compensation in excess of such limit. In addition, if any portion of the Company's matching contribution under the UGI Utilities, Inc. 401(k) Savings Plan is forfeited due to nondiscrimination requirements under the Code, the forfeited amount, adjusted for earnings and losses on the amount, will be credited to a participant's account. Benefits vest on the fifth anniversary of a participant's employment commencement date. Participants direct the investment of their account balances among a number of mutual funds, which are generally the same funds available to participants in the UGI Utilities, Inc. 401(k) Savings Plan, other than the UGI stock fund. Account balances are payable in a lump sum within 60 days after termination of employment, except as required by Section 409A of the Code. If payment is required to be delayed by Section 409A of the Code, payment is made within 15 days after expiration of a six-month postponement period following "separation from service" as defined in the Code. Amounts payable under the 2009 UGI SERP may be deferred in accordance with the UGI Corporation 2009 Deferral Plan. See COMPENSATION DISCUSSION AND ANALYSIS – UGI Corporation 2009 Deferral Plan.

The Antargaz Supplemental Retirement Plan is a defined contribution plan which provides supplemental retirement income to certain management-level individuals of Antargaz who have at least one year of service with Antargaz. Under the plan, prior to Mr. Varagne's resignation, Antargaz was obligated to contribute to Mr. Varagne's account 5 percent of his total remuneration that was subject to social security contributions; provided that Antargaz' 5 percent contribution would only apply to Mr. Varagne's remuneration that was less than or equal to six times the government mandated retirement plan ceiling in France. Investment of contributions to the plan is managed by an insurance company. Upon Mr. Varagne's retirement, payment would have been made by the insurance company to Mr. Varagne in the form of a life annuity based on the contributions to Mr. Varagne's account. Due to Mr. Varagne's resignation effective October 12, 2011, he is not entitled to receive benefits under the plan.

Potential Payments Upon Termination or Change in Control

Severance Pay Plan for Senior Executive Employees

Named Executive Officers Employed by UGI Corporation. The UGI Corporation Senior Executive Employee Severance Plan (the "UGI Severance Plan") provides for payment to certain senior level employees of UGI, including Messrs. Greenberg, Walsh and Hall and Ms. Gaudiosi, in the event their employment is terminated without fault on their part. Benefits are payable to a senior executive covered by the UGI Severance Plan if the senior executive's employment is involuntarily terminated for any reason other than for just cause or as a result of the senior executive's death or disability. Under the UGI Severance Plan, "just cause" generally means (i) dismissal of an executive due to misappropriation of funds, (ii) substance abuse or habitual insobriety that adversely affects the executive's ability to perform his or her job, (iii) conviction of a crime involving moral turpitude, or (iv) gross negligence in the performance of duties.

Except as provided herein, the UGI Severance Plan provides for cash payments equal to a participant's compensation for a period of time ranging from six months to 18 months, depending on length of service (the "Continuation Period"). In the case of Mr. Greenberg, the Continuation Period is 30 months; for Mr. Walsh, the Continuation Period ranges from 12 months to 24 months, depending on length of service. In addition, a participant receives the cash equivalent of his or her target bonus under the Annual Bonus Plan, pro-rated for the number of months served in the fiscal year prior to termination. However, if the termination occurs in the last two months of the fiscal year, we have the discretion to determine whether the participant will receive a pro-rated target bonus, or the actual annual bonus which would have been paid after the end of the fiscal year, assuming that the participant's entire bonus was contingent on meeting the applicable financial performance goal, pro-rated for the number of months served. The levels of severance payments were established by the Committee based on competitive practice and are reviewed by management and the Committee from time to time.

Under the UGI Severance Plan, a participant also receives a payment equal to the cost the participant would have incurred to continue medical and dental coverage under the Company's plans for the Continuation Period (less the amount the participant would be required to contribute for such coverage if the participant were an active employee). The maximum period for calculating the payment of such benefits is 18 months (30 months in the case of Mr. Greenberg and 24 months in the case of Mr. Walsh). The UGI Severance Plan also provides for outplacement services for a period of 12 months following a participant's termination of employment, and reimbursement for tax preparation services for the final year of employment. Provided that the participant is eligible to retire, all payments under the UGI Severance Plan may be reduced by an amount equal to the fair market value of certain equity-based awards, other than stock options, payable to the participant after the termination of employment.

In order to receive benefits under the UGI Severance Plan, a participant is required to execute a release which discharges UGI and its subsidiaries from liability for any claims the senior executive may have against any of them, other than claims for amounts or benefits due to the executive under any plan, program or contract provided by or entered into with UGI or its subsidiaries. The UGI Severance Plan also requires a senior executive to ratify any existing post-employment activities agreement (which restricts the senior executive from competing with UGI and its affiliates following termination of employment) and to cooperate in attending to matters pending at the time of termination of employment.

Named Executive Officers Employed by AmeriGas Propane. The AmeriGas Propane, Inc. Senior Executive Employee Severance Plan (the "AmeriGas Severance Plan") provides for payment to certain senior level employees of AmeriGas Propane, including Mr. Sheridan, in the event their employment is terminated without fault on their part. Specified benefits are payable to a senior executive covered by the AmeriGas Severance Plan if the senior executive's employment is involuntarily terminated for any reason other than for just cause or as a result of the senior executive's death or disability. Under the AmeriGas Severance Plan, "just cause" generally means (i) dismissal of an executive due to misappropriation of funds, (ii) substance abuse or habitual insobriety that adversely affects the executive's ability to perform his job, (iii) conviction of a crime involving moral turpitude, or (iv) gross negligence in the performance of duties.

Except as provided herein, the AmeriGas Severance Plan provides for cash payments equal to a participant's compensation for a period of time ranging from six months to 18 months, depending on length of service (the "Continuation Period"). In the case of Mr. Sheridan, the Continuation Period ranges from 12 months to 24 months, depending on length of service. In addition, a participant receives the cash equivalent of his target bonus under the Annual Bonus Plan, pro-rated for the number of months served in the fiscal year. However, if the termination occurs in the last two months of the fiscal year, AmeriGas Propane has the discretion to determine whether the participant will receive a pro-rated target bonus, or the actual annual bonus which would have been paid after the end of the fiscal year, provided that the weighting to be applied to the participant's business/financial goals under the AmeriGas Propane Annual Bonus Plan will be deemed to be 100 percent, pro-rated for the number of months served. The levels of severance payments were established by the Committee based on competitive practice and are reviewed by management and the Committee from time to time.

Under the AmeriGas Severance Plan, a participant also receives a payment equal to the cost the participant would have incurred to continue medical and dental coverage under AmeriGas Propane's plans for the Continuation Period (less the amount the participant would be required to contribute for such coverage if the participant were an active employee). The AmeriGas Severance Plan also provides for outplacement services for a period of 12 months following a participant's termination of employment, and reimbursement for tax preparation services for the final year of employment. Provided that the participant is eligible to retire, all payments under the AmeriGas Severance Plan may be reduced by an amount equal to the fair market value of certain equity-based awards, other than stock options, payable to the participant after the termination of employment.

In order to receive benefits under the AmeriGas Severance Plan, a participant is required to execute a release which discharges AmeriGas Propane and its affiliates from liability for any claims the senior executive may have against any of them, other than claims for amounts or benefits due to the executive under any plan, program or contract provided by or entered into with AmeriGas Propane or its affiliates. Each senior executive is also required to ratify any existing post-employment activities agreement (which restricts the senior executive from competing with AmeriGas Partners and its affiliates following termination of employment) and to cooperate in attending to matters pending at the time of termination of employment.

Severance Arrangement for Mr. Varagne

Mr. Varagne had an agreement with our French subsidiary, AGZ Holding, providing for severance benefits in the event his employment was terminated without cause on his part (the "2002 Severance Agreement"). "Cause" in this context is severe or gross negligence in the performance of his duties as Chairman of the Board and General Director of Antargaz. The agreement provided for a cash payment equal to one year of compensation, based on compensation received in the twelve months prior to the effective date of termination. Like the UGI Corporation and AmeriGas Propane, Inc. Executive Severance Plans, Mr. Varagne's agreement required that he execute a release discharging the Company and its subsidiaries from liability in connection with the termination of his employment prior to receipt of severance payments. On October 12, 2011, Mr. Varagne entered into a settlement agreement with Antargaz and AGZ Holding (the "Settlement Agreement"), pursuant to which he resigned as chairman and chief executive officer of Antargaz, as chief executive officer of AGZ Holding and as a director of Antargaz and AGZ Holding, effective October 12, 2011. In consideration for payments made to Mr. Varagne pursuant to the Settlement Agreement, which included all amounts payable under the 2002 Severance Agreement, Mr. Varagne released the Company, Antargaz, AGZ Holding and certain other parties from any and all claims he may have against each of them.

Change in Control Arrangements

Named Executive Officers Employed by UGI Corporation. Messrs. Greenberg, Walsh and Hall and Ms. Gaudiosi each have an agreement with the Company which provides benefits in the event of a change in control. Messrs. Greenberg's, Walsh's and Hall's agreements have a term of one year with automatic one-year extensions each year, unless in each case, prior to a change in control, the Company terminates an agreement with required advance notice. Ms. Gaudiosi's agreement has a term of three years with automatic one-year extensions in April of each year, unless, prior to a change in control, the Company terminates her agreement with required advance notice. In the absence of a change in control or termination by the Company, each agreement will terminate when, for any reason, the executive terminates his or her employment with the Company. A change in control is generally deemed to occur in the following instances:

- Any person (other than certain persons or entities affiliated with the Company), together with all affiliates and associates of such person, acquires securities representing 20 percent or more of either (i) the then outstanding shares of common stock, or (ii) the combined voting power of the Company's then outstanding voting securities;

- Individuals, who at the beginning of any 24-month period constitute the Board of Directors (the "Incumbent Board") and any new Director whose election by the Board of Directors, or nomination for election by the Company's shareholders, was approved by a vote of at least a majority of the Incumbent Board, cease for any reason to constitute a majority;

- The Company is reorganized, merged or consolidated with or into, or sells all or substantially all of its assets to, another corporation in a transaction in which former shareholders of the Company do not own more than 50 percent of, respectively, the outstanding common stock and the combined voting power of the then outstanding voting securities of the surviving or acquiring corporation; or

- The Company is liquidated or dissolved.

The Company will provide each of Messrs. Greenberg and Walsh and Ms. Gaudiosi with cash benefits ("Benefits") if we terminate his or her employment without "cause" or if he or she terminates employment for "good reason" at any time within two years following a change in control of the Company. "Cause" generally includes (i) misappropriation of funds, (ii) habitual insobriety or substance abuse, (iii) conviction of a crime involving moral turpitude, or (iv) gross negligence in the performance of duties, which gross negligence has had a material adverse effect on the business, operations, assets, properties or financial condition of the Company. "Good reason" generally includes a material diminution in authority, duties, responsibilities or base compensation; a material breach by the Company of the terms of the agreement; and substantial relocation requirements. If the events trigger a payment following a change in control, the Benefits payable to each of Messrs. Greenberg and Walsh and Ms. Gaudiosi will be as specified under his or her change in control agreement unless payments under the UGI Severance Plan described above would be greater, in which case Benefits would be provided under the UGI Severance Plan.

Benefits under this arrangement would be equal to three times the executive officer's base salary and annual bonus. Each would also receive the cash equivalent of his target bonus, prorated for the number of months served in the fiscal year. In addition, Messrs. Greenberg and Walsh and Ms. Gaudiosi are each entitled to receive a payment equal to the cost he or she would incur if he or she enrolled in the Company's medical and dental plans for three years (less the amount he or she would be required to contribute for such coverage if he or she were an active employee). Messrs. Greenberg and Walsh and Ms. Gaudiosi would also have benefits under the Company's Supplemental Executive Retirement Plan and Ms. Gaudiosi would also have benefits under the Company's 2009 UGI SERP, calculated as if each of them had continued in employment for three years. In addition, outstanding performance units, stock units and dividend equivalents will be paid in cash based on the fair market value of the Company's common stock in an amount equal to the greater of (i) the target award, or (ii) the award amount that would have been paid if the performance unit measurement period ended on the date of the change in control, as determined by the Compensation and Management Development Committee. For treatment of stock options, see the Grants of Plan - Based Awards Table - Fiscal 2012.

The Benefits for Messrs. Greenberg and Walsh are subject to a "conditional gross-up" for excise and related taxes in the event they would constitute "excess parachute payments," as defined in Section 280G of the Code. The Company will provide the tax gross-up if the aggregate parachute value of Benefits is greater than 110 percent of the maximum amount that may be paid under Section 280G of the Code without imposition of an excise tax. If the parachute value does not exceed the 110 percent threshold, the Benefits for each of Messrs. Greenberg and Walsh will be reduced to the extent necessary to avoid imposition of the excise tax on "excess parachute payments." The Company discontinued the use of a tax gross-up in

July of 2010 for executives who enter into change in control agreements subsequent thereto. As a result, Ms. Gaudiosi's Benefits are not subject to a "conditional gross-up" for excise and related taxes in the event they would constitute "excess parachute payments," as defined in Section 280G of the Code.

In order to receive benefits under his change in control agreement, each of Messrs. Greenberg and Walsh and Ms. Gaudiosi is required to execute a release which discharges the Company and its subsidiaries from liability for any claims he or she may have against any of them, other than claims for amounts or benefits due under any plan, program or contract provided by or entered into with the Company or its subsidiaries.

Named Executive Officers Employed by AmeriGas Propane, Inc. Mr. Sheridan has an agreement with AmeriGas Propane that provides benefits in the event of a change in control. His agreement has a term of one year and is automatically extended for one-year terms each year unless, prior to a change in control, AmeriGas Propane terminates his agreement with required advance notice. In the absence of a change in control or termination by AmeriGas Propane, his agreement will terminate when, for any reason, he terminates his employment with AmeriGas Propane. A change in control is generally deemed to occur in the following instances:

- Any person (other than certain persons or entities affiliated with the Company), together with all affiliates and associates of such person, acquires securities representing 20 percent or more of either (i) the then outstanding shares of common stock, or (ii) the combined voting power of the Company's then outstanding voting securities;

- Individuals, who at the beginning of any 24-month period constitute the Company's Board of Directors (the "Incumbent Board") and any new Director whose election by the Board of Directors, or nomination for election by the Company's shareholders, was approved by a vote of at least a majority of the Incumbent Board, cease for any reason to constitute a majority;

- The Company is reorganized, merged or consolidated with or into, or sells all or substantially all of its assets to, another corporation in a transaction in which former shareholders of the Company do not own more than 50 percent of, respectively, the outstanding common stock and the combined voting power of the then outstanding voting securities of the surviving or acquiring corporation;

- AmeriGas Propane, AmeriGas Partners or AmeriGas Propane, L.P. is reorganized, merged or consolidated with or into, or sells all or substantially all of its assets to, another entity in a transaction with respect to which all of the individuals and entities who were owners of AmeriGas Propane's voting securities or of the outstanding units of the Partnership immediately prior to such transaction do not, following such transaction, own more than 50 percent of, respectively, the outstanding common stock and the combined voting power of the then outstanding voting securities of the surviving or acquiring corporation, or if the resulting entity is a partnership, the former unitholders do not own more than 50 percent of the outstanding common units in substantially the same proportion as their ownership immediately prior to the transaction;

- The Company, AmeriGas Propane, AmeriGas Partners or AmeriGas Propane, L.P. (the "Operating Partnership") is liquidated or dissolved;
- The Company fails to own more than 50 percent of the general partnership interests of AmeriGas Partners or the Operating Partnership;
- The Company fails to own more than 50 percent of the outstanding shares of common stock of AmeriGas Propane; or
- AmeriGas Propane is removed as the General Partner of AmeriGas Partners or the Operating Partnership.

AmeriGas Propane will provide Mr. Sheridan with cash benefits ("Benefits") if there is a termination of his employment without "cause" or if he terminates employment for "good reason" at any time within two years following a change in control. "Cause" generally includes (i) misappropriation of funds, (ii) habitual insobriety or substance abuse, (iii) conviction of a crime involving moral turpitude, or (iv) gross negligence in the performance of duties, which gross negligence has had a material adverse effect on the business, operations, assets, properties or financial condition of AmeriGas Propane. "Good reason" generally includes a material diminution in authority, duties, responsibilities or base compensation; a material breach by AmeriGas Propane of the terms of the agreement; and substantial relocation requirements. If the events trigger a payment following a change in control, the benefits payable to Mr. Sheridan will be as specified under his change in control agreement unless payments under the AmeriGas Severance Plan described above would be greater, in which case Benefits would be provided under the AmeriGas Severance Plan.

Benefits under this arrangement would be equal to three times Mr. Sheridan's base salary and annual bonus. Mr. Sheridan would also receive the cash equivalent of his target bonus, prorated for the number of months served in the fiscal year. In addition, he is entitled to receive a payment equal to the cost he would incur if he enrolled in AmeriGas Propane's medical and dental plans for three years (less the amount he would be required to contribute for such coverage if he were an active employee). Mr. Sheridan would also receive his benefits under the AmeriGas SERP calculated as if he had continued in employment for three years. In addition, outstanding performance units and distribution equivalents will be paid in cash based on the fair market value of AmeriGas Partners common units in an amount equal to the greater of (i) the target award, or (ii) the award amount that would have been paid if the measurement period ended on the date of the change in control, as determined by the AmeriGas Propane Compensation/Pension Committee. For treatment of stock options, see the Grants of Plan-Based Awards Table – Fiscal 2012.

AmeriGas Propane discontinued the use of a tax gross-up in November of 2010 and, as a result, Mr. Sheridan's Benefits are not subject to a "conditional gross-up" for excise and related taxes in the event they would constitute "excess parachute payments," as defined in Section 280G of the Code.

In order to receive benefits under his change in control agreement, Mr. Sheridan is required to execute a release which discharges AmeriGas Propane and its affiliates from liability for any claims he may have against any of them, other than claims for amounts or benefits due under any plan, program or contract provided by or entered into with AmeriGas Propane or its affiliates.

Potential Payments Upon Termination or Change in Control

The amounts shown in the table below are merely estimates of the incremental amounts that would be paid out to the named executive officers if their termination had occurred on the last day of Fiscal 2012. The actual amounts to be paid out can only be determined at the time of such named executive officer's termination of employment. The amounts set forth in the table below do not include compensation to which each named executive officer would be entitled without regard to his termination of employment, including (i) base salary and short-term incentives that have been earned but not yet paid, and (ii) amounts that have been earned, but not yet paid, under the terms of the plans reflected in the Pension Benefits Table – Fiscal 2012 and the Nonqualified Deferred Compensation Table – Fiscal 2012. There are no incremental payments in the event of voluntary resignation, termination for cause, disability or upon retirement. Therefore, Mr. Bissell is not included in the table below because he retired during Fiscal 2012.

Potential Payments Upon Termination or Change in Control Table – Fiscal 2012

Name & Triggering Event	Severance Pay($)	Equity Awards with Accelerated Vesting($)(3)	Nonqualified Retirement Benefits($)(4)	Welfare & Other Benefits($)(5)	Total($)
L. R. Greenberg					
Death	0	5,887,083	0	0	5,887,083
Involuntary Termination Without Cause	7,191,756(1)	0	0	70,115	7,261,871
Termination Following Change in Control	8,453,388(2)	8,690,979	3,486,313	56,537	20,687,217
J. L. Walsh					
Death	0	2,379,750	0	0	2,379,750
Involuntary Termination Without Cause	2,509,650(1)	0	0	48,442	2,558,092
Termination Following Change in Control	4,773,600(2)	3,501,309	2,279,930	3,503,362	14,058,201
J. E. Sheridan					
Death	0	771,324	0	0	771,324
Involuntary Termination Without Cause	1,280,871	0	0	48,074	1,328,945
Termination Following Change in Control	2,520,472	1,204,780	115,890	90,266	3,931,408
B. C. Hall					
Death	0	641,200	0	0	641,200
Involuntary Termination Without Cause	990,131(1)	0	0	63,082	1,053,213
Termination Following Change in Control	1,782,236(2)	937,459	2,149,087	1,841,288	6,710,070
M. M. Gaudiosi					
Death	0	468,167	0	0	468,167
Involuntary Termination Without Cause	454,810(1)	0	0	25,261	480,071
Termination Following Change in Control	2,040,183(2)	997,228	40,507	30,065	3,107,983
F. Varagne(6)					
Involuntary Termination Without Cause	1,380,000	0	0	13,800	1,393,800

(1) Amounts shown under "Severance Pay" in the case of involuntary termination without cause are calculated under the terms of the UGI Severance Plan for Messrs. Greenberg, Walsh and Hall and Ms. Gaudiosi and the AmeriGas Severance Plan for Messrs. Bissell and Iannarelli. We assumed that 100 percent of the target annual bonus was paid. See footnote 6 for Mr. Varagne.

(2) Amounts shown under "Severance Pay" in the case of termination following a change in control are calculated under the officer's change in control agreement.

(3) In calculating the amounts shown under "Equity Awards with Accelerated Vesting" we assumed (i) the continuation of the Company's dividend (and AmeriGas Partners' distribution, as applicable) at the rate in effect on September 30, 2012; and (ii) performance at the greater of actual through September 30, 2012 or at target levels with respect to performance units.

(4) Amounts shown under "Nonqualified Retirement Benefits" are in addition to amounts shown in the Pension Benefits Table – Fiscal 2012 and the Nonqualified Deferred Compensation Table – Fiscal 2012.

(5) Amounts shown under "Welfare and Other Benefits" include estimated payments for (i) medical and dental insurance premiums, (ii) outplacement services, (iii) tax preparation services, (iv) only in the case of Mr. Varagne, legal services, and (v) an estimated Code Section 280G tax gross-up payment of $3,446,825 for Mr. Walsh and $1,761,123 for Mr. Hall in the event of a change in control.

(6) On October 12, 2011, Mr. Varagne entered into the Settlement Agreement, pursuant to which he resigned as chairman and chief executive officer of Antargaz, as chief executive officer of AGZ Holding and as a director of Antargaz and AGZ Holding, effective October 12, 2011. In consideration for payments made to

Mr. Varagne pursuant to the Settlement Agreement, which included all amounts payable under the 2002 Severance Agreement, Mr. Varagne released the Company, Antargaz, AGZ Holding and certain other parties from any and all claims he may have against each of them. The Company converted Mr. Varagne's payments into U.S. dollars based on an exchange rate of $1.38 per euro on October 12, 2011.

Director and Officer Stock Ownership Policies

The following policies are designed to encourage growth in shareholder value by closely linking Directors' and executives' risks and rewards with the Company's total Shareholder return.

The Board of Directors has a policy requiring Directors to own Company common stock, together with stock units, in an aggregate amount equal to three times the Director's annual cash retainer, and to achieve the target level of common stock ownership within five years after joining the Board.

The Company has a policy, approved by the Board of Directors, that requires individuals in key management positions with the Company and its subsidiaries to own significant amounts of common stock. See COMPENSATION DISCUSSION AND ANALYSIS – Stock Ownership Guidelines.

Market Price of Shares

The closing price of our Stock, as reported on the New York Stock Exchange Composite Tape on November 13, 2012, was $31.18.

ITEM 2 — ADVISORY VOTE ON UGI CORPORATION'S EXECUTIVE COMPENSATION

Pursuant to Section 14A of the Exchange Act, the Company is providing shareholders with the opportunity to cast an advisory, non-binding vote to approve the compensation of our named executive officers. The compensation of our named executive officers is disclosed under the headings COMPENSATION DISCUSSION AND ANALYSIS and COMPENSATION OF EXECUTIVE OFFICERS, beginning on pages 27 and 54 of this proxy statement, respectively.

We believe that we closely align the interests of our named executive officers and our shareholders. As described in our COMPENSATION DISCUSSION AND ANALYSIS, our compensation program for our named executive officers is designed to provide a competitive level of total compensation, to motivate and encourage our executive officers to contribute to the Company's success and to effectively link our executives' compensation to our financial performance and sustainable growth in shareholder value. Our COMPENSATION DISCUSSION AND ANALYSIS also describes in detail the components of our executive compensation program and the process by which, and the reasons why, the independent members of our Board of Directors and our Compensation and Management Development Committee make executive compensation decisions.

In making executive compensation decisions, our Compensation and Management Development Committee seeks to implement and maintain sound compensation and corporate governance practices, which include the following:

- Our Compensation and Management Development Committee is composed entirely of directors who are independent, as defined in the corporate governance listing standards of the New York Stock Exchange.
- Our Compensation and Management Development Committee utilizes the services of Pay Governance LLC ("Pay Governance"), an independent outside compensation consultant.
- The Company allocates a substantial portion of compensation to performance-based compensation. In Fiscal 2012, 80% of the principal compensation components, in the case of Mr. Greenberg, and 63% to 74% of the principal compensation components, in the case of all other named executive officers, were variable and tied to financial performance or total shareholder return.
- The Company awards a substantial portion of compensation in the form of long-term awards, namely, stock options and performance units, so that executive officers' interests are aligned with shareholders' interests and long-term Company performance.
- Annual bonus opportunities for the named executive officers are based on key financial metrics. Similarly, long-term incentives are based on UGI Corporation

common stock values and relative stock price performance (or, in the case of Messrs. Sheridan and Bissell, performance relative to AmeriGas Partners common units).

- We require termination of employment for payment under our change in control agreements (referred to as a "double trigger"). We also have not entered into change in control agreements providing for tax gross-up payments under Section 280G of the Internal Revenue Code since 2010. See COMPENSATION OF EXECUTIVE OFFICERS — Potential Payments Upon Termination or Change in Control.

- We have meaningful stock ownership guidelines. See COMPENSATION OF EXECUTIVE OFFICERS — Stock Ownership Guidelines.

- During Fiscal 2012, we implemented a recoupment policy for incentive-based compensation paid or awarded to current and former executive officers in the event of a significant restatement of the Company's financial results.

This vote is advisory, which means that the vote on executive compensation is not binding on the Company, our Board of Directors or the Compensation and Management Development Committee. The vote on this resolution is not intended to address any specific element of compensation, but rather relates to the overall compensation of our named executive officers. The Board of Directors and the Compensation and Management Development Committee expect to take into account the outcome of this vote when considering future executive compensation decisions and will evaluate whether any actions are necessary to address shareholders' concerns, to the extent a significant number of our shareholders vote against our compensation program.

Accordingly, we ask our shareholders to vote on the following resolution at the Annual Meeting:

> RESOLVED, that the compensation paid to the Company's named executive officers, as disclosed pursuant to Item 402 of Regulation S-K, including our COMPENSATION DISCUSSION AND ANALYSIS, compensation tables, and the related narrative discussion, is hereby APPROVED.

The Board of Directors of UGI Corporation unanimously recommends a vote FOR the approval of the compensation paid to our named executive officers, as disclosed in the COMPENSATION DISCUSSION AND ANALYSIS, the compensation tables and the related narrative discussion in this Proxy Statement.

ITEM 3 — APPROVAL OF UGI CORPORATION 2013 OMNIBUS INCENTIVE COMPENSATION PLAN

General

Our Board has approved the UGI Corporation 2013 Omnibus Incentive Compensation Plan (the "Plan"), subject to shareholder approval, and is submitting the Plan to the shareholders for approval at the Annual Meeting. A copy of the Plan is attached to this Proxy Statement as Appendix A.

Description of the Plan

Purpose. The purpose of the Plan is to provide an incentive to our employees and directors to contribute to our economic success by continuing to align their interests with the interests of the shareholders through grants of equity-based awards and cash awards.

2004 Omnibus Equity Compensation Plan. As of November 30, 2012, there were 1,436,388 shares of our common stock available for grants under the UGI Corporation 2004 Omnibus Equity Compensation Plan (2004 Plan). The 2004 Plan will continue in effect. The committee described below intends to grant approximately 31,050 performance units, 22,400 stock units, and 1,305,550 stock options under the 2004 Plan effective January 2013. If the 2013 Plan is approved by the shareholders, all other future grants under the 2004 Plan will be in the form of stock options.

Administration. The Plan is administered by the Compensation and Management Development Committee of the Board of Directors (Board) with respect to grants to employees. The Plan is administered by the Board, or a committee to whom the Board delegates authority, with respect to grants to non-employee directors. The term "committee" as used below refers to the Board or its delegate, or the Compensation and Management Development Committee, depending on the identity of the grant recipient. The committee has the authority to determine the individuals to whom grants will be made, the time when grants will be made, and the type, size, and terms of each grant.

Eligibility. Our employees and directors, and employees of our subsidiaries, are eligible to participate in the Plan, as selected by the committee. If the Plan were in effect as of November 30, 2012, approximately 13,500 employees and 8 non-employee Directors would be eligible to participate in the Plan.

Grants. The committee may make the following types of grants under the Plan, with terms to be established by the committee:

- Stock options
- Stock appreciation rights
- Stock units or performance units whose value is based on the value of our common stock

- Stock awards, which are awards of shares of our common stock
- Dividend equivalents in connection with grants of stock units or performance units
- Other stock-based awards, which are other awards based on, measured by or payable in shares of our common stock
- Cash awards, which are awards that are settled solely in cash

Shares. The total aggregate number of shares of our common stock that may be issued under the Plan is 14,500,000 shares. This share limit will be adjusted by the committee as appropriate in the event of a stock dividend, spin-off, merger or other event affecting our capitalization. Shares will be issued under the Plan with respect to dividend equivalents that are credited after the effective date of the Plan on stock units or performance units granted under the 2004 Plan before January 24, 2013.

The number of shares of our common stock reserved for grants under this Plan will be reduced on a one-for-one basis for each share of stock subject to an option or stock appreciation right and shall be reduced by a fixed ratio of 4.67 shares for each share of stock subject to a stock unit, performance unit, stock award, dividend equivalent or other stock-based award granted under the Plan.

If and to the extent stock options or stock appreciation rights granted under the Plan terminate, expire or are canceled, forfeited, exchanged or surrendered without having been exercised, and if and to the extent any stock awards, stock units, performance units or other stock-based awards are forfeited, terminated or otherwise not paid in full, the shares reserved for those grants will again be available for issuance under the Plan. Shares surrendered in payment of the exercise price of an option and shares withheld or surrendered for payment of taxes will not be available for re-issuance under the Plan. If stock appreciation rights are exercised, the full number of shares subject to the stock appreciation rights will be considered issued under the Plan, without regard to the number of shares issued upon settlement of the stock appreciation rights and without regard to any cash settlement of the stock appreciation rights. To the extent that grants other than stock appreciation rights are designated to be paid in cash, and not in shares of common stock, such grants will not count against the share limits set forth above. The preceding sentences shall apply only for purposes of determining the aggregate number of shares of stock that may be issued under the Plan, but shall not apply for purposes of determining the maximum number of shares of Stock with respect to which Grants may be granted to any Participant under the Plan. If shares of stock are repurchased by the Company on the open market with the proceeds of the exercise price of options, such shares may not again be made available for issuance under the Plan.

Individual Limits. All grants other than cash awards and dividend equivalents will be expressed in shares. The maximum number of shares of our common stock with respect to which all grants may be made under the Plan to any individual employee during any calendar year is 1,500,000 shares. The maximum number of shares of our common stock with respect to which stock options and stock appreciation rights may be granted under the plan to any individual employee during any calendar years shall be 1,000,000 shares. The maximum number of shares of our common stock with respect to which stock units, performance units, stock awards and other stock-based awards may be made under the Plan to any individual employee during any calendar year shall be 1,000,000 shares. The foregoing share limits will be adjusted by the committee in the event of a stock dividend, spin-off, merger or other event affecting our capitalization. An employee may not accrue dividend equivalents during any calendar year having a value in excess of $1,000,000. The maximum amount that may be paid to an individual employee under a cash award for each 12 months in a performance period shall be $5,000,000. The individual limits will apply without regard to whether the grants are to be paid in stock or cash. Cash payments, other than for cash awards and dividend equivalents, will equal the fair market value of the shares to which the cash payment relates.

Acquisitions. In connection with our acquisition of any business, outstanding equity grants of the acquired company may be assumed or replaced by grants under the Plan upon such terms as the committee deems appropriate. The substitute grants shall not reduce the Plan's share reserves, consistent with applicable stock exchange requirements, and shall not be limited by the individual limits described above.

Options. The committee will select the employees and directors who will receive stock options, the number of shares that will be subject to each grant of stock options, and the terms of the options. All stock options will be nonqualified stock options, which are not intended to qualify as incentive stock options under section 422 of the Internal Revenue Code. Unless the committee determines otherwise, if a vested option would terminate at a time when trading in stock is prohibited by law or by our insider trading policy, the vested option may be exercised until the 30th day after expiration of such prohibition (but not beyond the end of the term of the option).

The exercise price of an option will be equal to or greater than the fair market value of our common stock on the date of grant. The Plan defines fair market value as the last sale price of our common stock on the New York Stock Exchange on the day on which fair market value is being determined. In the event that there are no transactions on the New York Stock Exchange on such day, the fair market value will be determined as of the immediately preceding day on which there were transactions. The exercise price may be paid, as permitted by the committee, in cash, by net exercise, by a broker-assisted exercise, or by any other method permitted by the committee.

The term of a stock option will not exceed ten years. The committee will determine when options may be exercised and under what circumstances a participant may exercise an option after termination of employment or service.

Performance Units. The committee may grant performance units to employees and directors. Each performance unit represents the right of the participant to receive a share of our stock or an amount based on the value of a share of our stock, if specified performance goals and other conditions are met. The committee will determine the number of performance units to be granted and will establish the performance goals and other conditions for payment of performance units. The committee will determine under what circumstances a participant may retain performance units after termination of the participant's employment or service.

Performance units will be paid in cash or in shares of our common stock, or a combination of the two, as determined by the committee. Payment for performance units may be deferred to a date authorized by the committee consistent with section 409A of the Internal Revenue Code. The committee will establish a target amount for each performance unit, which is the amount payable if the performance goals are achieved at the 100% level, and a maximum number of shares that can be paid under the performance unit. Unless the committee determines otherwise, payment of a performance unit in excess of the target amount will be made in cash.

The Committee will establish the vesting conditions for performance units. Performance units will vest over a period of not less than one year; provided that the grant letter may provide that (i) performance units may vest on an accelerated basis in the event of a participant's death, disability, retirement or involuntary termination without cause, or in the event of a change of control, and (ii) up to 5% of the shares of stock initially authorized for issuance under the Plan may be granted as stock units, performance units, stock awards and other stock-based awards free of the limitations on vesting set forth in the Plan.

Stock Units. The committee may grant stock units to employees and directors. Each stock unit represents the right of the participant to receive a share of our common stock or an amount based on the value of a share of our common stock. The committee will determine the number of stock units to be granted and the terms applicable to each grant. The committee will determine under what circumstances a participant may retain stock units after termination of the participant's employment or service. Stock units will be paid in cash or in shares of our common stock, or a combination of the two, as determined by the committee.

The committee will establish the vesting conditions for stock units. If neither the grant nor the vesting of stock units is subject to performance conditions, the stock units will vest over a period of not less than three years and if the grant or vesting of stock units is subject to performance conditions, the stock units will vest over a period of not less than one year. However, the grant letter may provide that (i) stock units may vest on an accelerated basis in the event of a participant's death, disability, retirement or involuntary termination without cause, or in the event of a change of control, and (ii) up to 5% of the shares of stock initially authorized for issuance under the Plan may be granted as stock units, performance units, stock awards and other stock-based awards free of the limitations on vesting set forth in the Plan.

Stock Awards. The committee may grant stock awards to employees and directors, upon terms and conditions that the committee deems appropriate. As determined by the Committee, shares of stock issued pursuant to stock awards may be issued for cash consideration or for no cash consideration, and may or may not be subject to restrictions or other conditions such as the achievement of specific performance goals or the passage of time.

The committee will establish the vesting conditions for stock awards. If neither the grant nor the vesting of stock awards is subject to performance conditions, the stock awards will vest over a period of not less than three years and if the grant or vesting of stock awards is subject to performance conditions, the stock awards will vest over a period of not less than one year. The grant letter may provide that (i) stock awards may vest on an accelerated basis in the event of a participant's death, disability, retirement or involuntary termination without cause, or in the event of a change of control, and (ii) up to 5% of the shares of stock initially authorized for issuance under the Plan may be granted as stock awards, stock units, performance units or other stock-based awards free of the limitations on vesting set forth in the Plan. Any right to receive dividends with respect to performance-based stock awards shall vest only if and to the extent that the underlying stock awards vest, as determined by the committee.

Stock Appreciation Rights. The committee may grant stock appreciation rights to an employee or director separately or in tandem with any option grant. The committee will establish the number of shares, the terms, and the base amount of the stock appreciation right at the time it is granted. The base amount will not be less than the fair market value of our stock on the date of grant. The term of any stock appreciation right will not exceed ten years.

When a participant exercises a stock appreciation right, the participant will receive in settlement the amount by which the fair market value of the underlying shares of stock on the date of exercise exceeds the base amount of the stock appreciation right. Stock appreciation rights will be paid in cash or in shares of our common stock, or a combination of the two, as determined by the committee. Unless the committee determines otherwise, if a vested stock appreciation right would terminate at a time when trading in stock is prohibited by law or by our insider trading policy, the vested stock appreciation right may be exercised until the 30th day after expiration of such prohibition (but not beyond the end of the term of the stock appreciation rights).

Dividend Equivalents. The committee may grant dividend equivalents in connection with grants of stock units or performance units. A dividend equivalent is an amount determined by multiplying the number of shares of common stock subject to a stock unit or performance unit by the per-share dividend paid by us on our common stock. Dividend equivalents may be paid to participants currently or may be deferred, as authorized by the committee consistent with section 409A of the Internal Revenue Code. Dividend equivalents may be accrued as a cash obligation, or may be converted to stock units, as determined by the committee. Unless otherwise specified in the grant letter, deferred dividend equivalents will not accrue interest.

The committee may provide that dividend equivalents will be payable based on the achievement of performance goals. Dividend equivalents with respect to grants that are subject to performance conditions shall vest and be paid only if and to the extent the underlying grants vest and are paid, as determined by the committee. Dividend equivalents may be paid in cash or shares of our common stock, or a combination of the two, as determined by the committee.

Other Stock-Based Awards. The committee may grant other stock-based awards that are based on, measured by or payable in shares of our common stock to employees or directors. These other stock-based awards may be granted subject to performance goals or other conditions. Other stock-based awards may be paid in cash or in shares of our common stock, or a combination of the two, as determined by the committee.

The committee will establish the vesting conditions for other stock-based awards. If neither the grant nor the vesting of other stock-based awards is subject to performance conditions, the other stock-based awards will vest over a period of not less than three years and if the grant or vesting of other stock-based awards is subject to performance conditions, the other stock-based awards will vest over a period of not less than one year. However, the grant letter may provide that (i) other stock-based awards may vest on an accelerated basis in the event of a participant's death, disability, retirement or involuntary termination without cause, or in the event of a change of control, and (ii) up to 5% of the shares of stock initially authorized for issuance under the Plan may be granted as stock units, performance units, stock awards and other stock-based awards free of the limitations on vesting set forth in the Plan.

Cash Awards. The committee may grant cash awards, which are awards that are settled solely in cash, to an employee or director. The committee will establish the terms and conditions for cash awards. Cash awards may be granted subject to achievement of performance goals or other conditions as the committee deems appropriate.

Transferability of Grants. Grants under the Plan are not transferable by the participant except by will or the laws of descent and distribution.

Qualified Performance-Based Compensation. The committee may determine that stock units, performance units, stock awards, dividend equivalents, other stock-based awards or cash awards granted to an employee will be considered "qualified performance-based compensation" under section 162(m) of the Internal Revenue Code (see discussion of section 162(m) under "Federal Income Tax Consequences" below). For such grants, the committee will establish in writing, at the beginning of the performance period, (1) the objective performance goals that must be met in order for the grants to be payable or the restrictions to lapse, (2) the period during which performance will be measured, (3) the maximum amounts that may be paid if the performance goals are met, consistent with the limits set forth in the Plan, and (4) other conditions as the committee deems appropriate and consistent with section 162(m). The committee may reduce, but not increase, the amount of compensation that is payable upon achievement of the designated performance goals.

The committee will use objectively determinable performance goals based on one or more of the following criteria: stock price, earnings per share, net earnings, operating earnings, margin, return on net capital employed, EBITDA (earnings before interest, taxes, depreciation and amortization), net capital employed, return on assets, shareholder return, return on equity, return on capital employed, growth in assets, unit volume, sales, cash flow, market share, relative performance to a comparison group designated by the committee, or strategic business criteria consisting of one or more objectives based on meeting specified revenue goals, market penetration goals, customer growth, geographic business expansion goals, cost targets, other operational targets or goals relating to acquisitions or divestitures. The performance goals may relate to the participant's business unit or the performance of our company as a whole, or any combination of the foregoing. Performance goals need not be uniform as among participants.

To the extent applicable, unless the committee determines otherwise, the determination of the achievement of performance goals will be based on the relevant financial measure, computed in accordance with U.S. generally accepted accounting principles ("GAAP"), and in a manner consistent with the methods used in our audited financial statements. To the extent permitted by section 162(m), in setting the performance goals for "qualified performance-based compensation" within the period prescribed above, the committee may provide for adjustment as it deems appropriate, including for one or more of the following items: asset write-downs; litigation or claim judgments or settlements; changes in accounting principles; changes in tax law or other laws affecting reported results; changes in commodity prices; severance, contract termination, and other costs related to exiting, modifying or reducing any business activities; costs of, and gains and losses from, the acquisition, disposition, or abandonment of businesses or assets; gains and losses from the early extinguishment of debt; gains and losses in connection with the termination or withdrawal from a pension plan; stock compensation costs and other non-cash expenses; any extraordinary non-recurring items as described in applicable Accounting Principles Board opinions or in management's discussion and analysis of financial condition and results of operation appearing in our annual report to stockholders for the applicable year; and any other specified non-operating items as determined by the committee in setting performance goals.

Change of Control. Unless the grant letter provides otherwise or the committee determines otherwise, if a change of control occurs in which we are not the surviving corporation (or we survive only as a subsidiary of another corporation), all outstanding grants that are not exercised or paid at the time of the change of control will be assumed by, or replaced with grants that have comparable terms by, the surviving corporation (or a parent or subsidiary of the surviving corporation).

In the event of a change of control, the committee may take any of the following actions with respect to any or all outstanding grants, without the consent of any participant: (i) the committee may determine that outstanding options and stock appreciation rights shall automatically accelerate and become fully exercisable, and the restrictions and conditions on outstanding stock awards shall immediately lapse; (ii) the committee may determine that participants shall receive a payment in settlement of outstanding stock units, performance units, dividend equivalents, other stock-based awards or cash awards, in such amount and form as may be determined by the committee; (iii) the committee may require that participants surrender their outstanding options and stock appreciation rights in exchange for a payment, in cash or stock as determined by the committee, and (iv) the committee may terminate outstanding options and stock appreciation rights after giving participants an opportunity to exercise the outstanding options and stock appreciation rights. Such surrender, termination or payment shall take place as of the date of the change of control or such other date as the committee may specify. Without limiting the foregoing, if the per share fair market value of the stock does not exceed the per share option price or base amount, as applicable, we shall not be required to make any payment to the participant upon surrender of the option or stock appreciation right.

A change of control is defined as any one or more of the following:

- Any person, other than us or an affiliate, becomes the beneficial owner of 20% or more of our outstanding stock.
- Individuals who, at the beginning of any 24-month period, constitute our Board (referred to as the incumbent board) cease to constitute at least a majority of our Board. Any individual who becomes a director after the beginning of the 24-month period and whose election or nomination was approved by at least a majority of the directors then comprising the incumbent board will be considered a member of the incumbent board. However, no individual who was initially elected as a member of our Board in connection with an actual or threatened election contest will be considered to be a member of the incumbent board.
- Completion of a reorganization, merger or consolidation in which our shareholders immediately before the transaction do not, immediately after the transaction, own more than 50% of the then outstanding shares and voting power of the surviving company, in substantially the same proportions as their prior ownership of our stock.
- Completion of a complete liquidation or dissolution of our company.
- Sale of all or substantially all of our assets, other than to a corporation with respect to which, following the sale, more than 50% of the stock is owned by persons who were our shareholders immediately before the sale, in substantially the same proportions as their prior ownership of our stock.

The committee may provide that a sale or other transaction involving a subsidiary or other business unit shall be considered a change of control for purposes of a grant, or the committee may establish other provisions that shall be applicable in the event of a specified transaction.

Amendment and Termination of the Plan. The Plan will terminate on January 23, 2023. The Board may terminate or amend the Plan earlier at any time. However, the Board will not amend the Plan without shareholder approval if shareholder approval is required to comply with the Internal Revenue Code or other applicable law or to comply with applicable stock exchange requirements.

Except in connection with a corporate transaction, including a stock dividend, stock split, extraordinary cash dividend, recapitalization, reorganization, merger, consolidation, split-up, spin-off, combination, or exchange of shares, the terms of outstanding grants may not be amended to reduce the exercise price of outstanding options or the base amount of outstanding stock appreciation rights or cancel outstanding options or stock appreciation rights in exchange for cash, other awards or options or stock appreciation rights with an exercise price or base amount, as applicable, that is less than the exercise price or base amount, as applicable, of the original options or stock appreciation rights without shareholder approval.

The Plan must be reapproved by our shareholders no later than the first shareholders meeting that occurs in the fifth year following the year in which the shareholders previously approved the "qualified performance-based compensation" provisions of the Plan (as described above under "Qualified Performance-Based Compensation") if additional grants are to be made as "qualified performance-based compensation" and if required by section 162(m) of the Internal Revenue Code.

Company Policies. All grants made under the Plan will be subject to any applicable clawback or recoupment policies, share trading policies and other policies that may be implemented by the Board from time to time.

Federal Income Tax Consequences

The following description of the federal income tax consequences of grants under the Plan is a general summary. State, local, and other taxes may also be imposed in connection with grants. This discussion is intended for the information of shareholders considering how to vote at the annual meeting and not as tax guidance to individuals who participate in the Plan.

Nonqualified Stock Options. A participant who receives a nonqualified stock option will recognize no income at the time of the grant of the option. Upon exercise of a nonqualified stock option, a participant will recognize ordinary income in an amount equal to the excess of the fair market value of the shares of our stock on the date of exercise over the option price. The basis in shares acquired upon exercise of a nonqualified stock option will equal the fair market value of such shares at the time of exercise, and the holding period of the shares (for capital gain purposes) will begin on the date of exercise. In general, we will be entitled to a business expense deduction in the same amount and at the same time as the participant recognizes ordinary income.

*Stock Units and Performance Unit*s. A participant who receives a stock unit or performance unit will not recognize taxable income until the unit is paid to the participant. When the unit is paid, the participant will recognize ordinary income in an amount equal to the cash and the fair market value of the stock paid to the participant. We generally will be entitled to a business expense deduction in the same amount.

Stock Awards. A participant who receives a stock award generally will not recognize taxable income until the stock is transferable by the participant or no longer subject to a substantial risk of forfeiture for federal tax purposes, whichever occurs first. When the stock is either transferable or is no longer subject to a substantial risk of forfeiture, the participant will recognize ordinary income in an amount equal to the fair market value of the shares at that time, less any amounts paid for the shares. A participant may elect to recognize ordinary income when a stock award is granted in an amount equal to the fair market value of the shares at the date of grant, determined without regard to the restrictions. We generally will be entitled to a corresponding business expense deduction in the year in which the participant recognizes ordinary income.

Stock Appreciation Rights, Dividend Equivalents and Other Stock-Based Awards. A participant will recognize ordinary income when stock appreciation rights are exercised and when dividend equivalents and other stock-based awards are paid to the participant, in an amount equal to the cash and the fair market value of any shares paid to the participant. We generally will be entitled to a corresponding business expense deduction when the participant recognizes ordinary income.

Cash Awards. A participant will recognize ordinary income when a cash award is paid to the participant equal to the amount of the cash paid. We generally will be entitled to a business expense deduction in the same amount.

Section 162(m). Section 162(m) of the Internal Revenue Code generally disallows a public company's tax deduction for compensation paid to the chief executive officer and the four other most highly compensated executive officers in excess of $1 million in any year. Compensation that qualifies as "qualified performance-based compensation" is excluded from the $1 million limit, and therefore remains fully deductible by the company that pays it. Stock options, stock appreciation rights and grants that are contingent on achievement of performance goals as described in "Qualified Performance-Based Compensation" above will generally not be subject to the section 162(m) deduction limit. Other grants under the Plan may be subject to the deduction limit.

Tax Withholding. We have the right to require the recipient of any grant to pay to us an amount necessary to satisfy our federal, state, or local tax withholding obligations with respect to the grants. We may withhold from other amounts payable to the Participant an amount necessary to satisfy these obligations. The committee has the authority to require a participant to satisfy our withholding obligation by having shares acquired pursuant to the grant withheld, provided that the number of shares withheld does not exceed the individual's minimum applicable withholding tax rate for federal, state, and local tax liabilities. The committee may allow participants to elect to have such share withholding applied to particular grants.

Market Price of Shares

The closing price of our stock, as reported on the New York Stock Exchange Composite Tape on November 28, 2012, was $32.92.

Grants Not Determinable

The grants to be made under the Plan are discretionary, so it is not possible at this time to determine the amounts that will be granted under the Plan to particular participants in the future.

Vote Required

To be adopted, this proposal must be approved by the affirmative vote of a majority of the votes cast.

The Board of Directors of UGI Corporation unanimously recommends a vote FOR this proposal.

Equity Compensation Table

The following table sets forth information as of the end of Fiscal 2012 with respect to compensation plans under which our equity securities are authorized for issuance. The table does not include information about the proposed UGI Corporation 2013 Omnibus Incentive Compensation Plan, which is not yet in effect.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))(c)
Equity compensation plans approved by security holders	8,036,772[(1)]	$ 26.66	1,436,672
	885,338[(2)]	$ 0	
Equity compensation plans not approved by security holders	21,000[(3)]	$ 12.64	0
Total	8,943,110	$ 26.62[(4)]	1,436,672

(1) Represents 8,036,772 stock options under the 2000 Directors' Stock Incentive Plan and the UGI Corporation 2004 Omnibus Equity Compensation Plan Amended and Restated as of December 5, 2006.

(2) Represents 885,338 phantom share units under the UGI Corporation 2004 Omnibus Equity Compensation Plan Amended and Restated as of December 5, 2006.

(3) Column (a) represents 21,000 stock options under the 2002 Non-Qualified Stock Option Plan. Under the 2002 Non-Qualified Stock Option Plan, the option exercise price is not less than 100% of the fair market value of the Company's common stock on the date of grant. Generally, options become exercisable in three equal annual installments beginning on the first anniversary of the grant date. All options are non-transferable and generally exercisable only while the holder is employed by the Company or an affiliate, with exceptions for exercise following retirement, disability and death. Options are subject to adjustment in the event of recapitalization, stock splits, mergers and other similar corporate transactions affecting the Company's common stock.

(4) Weighted-average exercise price of outstanding options; excludes phantom share units.

ITEM 4 — RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee of the Board of Directors appointed PricewaterhouseCoopers LLP as our independent registered public accounting firm to examine and report on the consolidated financial statements of the Company for Fiscal 2013 and recommends that shareholders ratify the appointment. If shareholders do not ratify the appointment of PricewaterhouseCoopers LLP, the Audit Committee will consider the appointment of another independent registered public accounting firm. One or more representatives of PricewaterhouseCoopers LLP will be present at the Annual Meeting. They will have the opportunity to respond to appropriate questions and to make a statement if they wish to do so.

The Board of Directors of UGI Corporation unanimously recommends a vote FOR this proposal.

ITEM 5 — OTHER MATTERS

The Board of Directors is not aware of any other matter to be presented for action at the meeting. If any other matter requiring a vote of shareholders should arise, the Proxies (or their substitutes) will vote in accordance with their best judgment.

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UGI CORPORATION

2013 OMNIBUS INCENTIVE COMPENSATION PLAN

Effective as of January 24, 2013

TABLE OF CONTENTS

Page

UGI CORPORATION

2013 OMNIBUS INCENTIVE COMPENSATION PLAN

Effective as of January 24, 2013

1. Purpose

The purpose of the UGI Corporation 2013 Omnibus Incentive Compensation Plan (the "Plan") is to provide (i) designated employees of UGI Corporation ("UGI") and its subsidiaries, and (ii) non-employee members of the board of directors of UGI with the opportunity to receive grants of stock options, stock units, performance units, stock awards, stock appreciation rights, dividend equivalents, other stock-based awards and cash awards. UGI believes that by providing equity based and cash based incentive compensation, the Plan will encourage the participants to contribute materially to the growth of UGI, thereby benefiting UGI's shareholders, and will more closely align the economic interests of the participants with those of the shareholders.

The Plan was adopted by the Board, subject to shareholder approval of the Plan.

2. Definitions

Whenever used in this Plan, the following terms will have the respective meanings set forth below:

(a) "*Base Amount*" means the base amount for a Stock Appreciation Right, as described in Section 11.

(b) "*Board*" means UGI's Board of Directors as constituted from time to time.

(c) "*Cash Award*" means awards to be settled in cash as described in Section 14.

(d) "*Certificate*" means a certificate, or electronic book entry equivalent, for a share of Stock.

(e) "*Change of Control*" means a change of control of UGI as described on the attached Exhibit A, or as modified by the Board from time to time. The Committee may provide for a more limited definition of "Change of Control" in a Grant Letter if necessary or appropriate to comply with the requirements of Section 409A of the Code.

(f) "*Code*" means the Internal Revenue Code of 1986, as amended.

(g) "*Committee*" means (i) with respect to Grants to Employees, the Compensation and Management Development Committee of the Board or its successor, and (ii) with respect to Grants made to Non-Employee Directors, the Board or its delegate.

(h) "*Company*" means UGI and any Subsidiary.

(i) *"Date of Grant"* means the effective date of a Grant; provided, however, that no retroactive Grants will be made.

(j) *"Dividend Equivalent"* means an amount determined by multiplying the number of shares of Stock subject to a Grant by the per-share cash dividend, or the per-share fair market value (as determined by the Committee) of any dividend in consideration other than cash, paid by UGI on its Stock.

(k) *"Employee"* means an employee of the Company (including an officer or director who is also an employee). For purposes of the Plan, the term "Employee" shall also include a chief executive officer or other officer or person who performs management and policymaking functions with respect to a Subsidiary of UGI located outside the United States. In no event shall any of the following persons be considered an Employee for purposes of the Plan: (i) independent contractors, (ii) persons performing services pursuant to an arrangement with a third party leasing organization or (iii) any person whom the Company determines, in its sole discretion, is not a common law employee, whether or not any such person is later determined to have been a common law employee of the Company.

(l) *"Exchange Act"* means the Securities Exchange Act of 1934, as amended.

(m) *"Fair Market Value"* of Stock means, unless the Committee determines otherwise with respect to a particular Grant, the last reported sale price of a share of Stock on the New York Stock Exchange during regular trading hours on the day on which Fair Market Value is being determined, as reported on the composite tape for transactions on the New York Stock Exchange. In the event that there are no Stock transactions on the New York Stock Exchange on such day, the Fair Market Value will be determined as of the immediately preceding day on which there were Stock transactions on that exchange. Notwithstanding the foregoing, in the case of a broker-assisted exercise pursuant to Section 7(f), the Fair Market Value will be the actual sale price of the shares issued upon exercise of the Option.

(n) *"Grant"* means an Option, Stock Unit, Performance Unit, Stock Award, Stock Appreciation Right, Dividend Equivalent, Other Stock-Based Award or Cash Award granted under the Plan.

(o) *"Grant Letter"* means the written instrument that sets forth the terms and conditions of a Grant, including all amendments thereto.

(p) *"Non-Employee Director"* means a member of the Board who is not an employee of the Company.

(q) *"Option"* means an option to purchase shares of Stock, as described in Section 7.

(r) *"Option Price"* means an amount per share of Stock purchasable under an Option, as designated by the Committee.

(s) *"Other Stock-Based Award"* means any Grant based on, measured by or payable in Stock (other than Grants described in Sections 7, 8, 9, 10, 11 and 12 of the Plan) as described in Section 13.

(t) *"Participant"* means an Employee or Non-Employee Director designated by the Committee to participate in the Plan.

(u) *"Performance Unit"* means an award of a phantom unit representing a share of Stock, as described in Section 9.

(v) *"Plan"* means this 2013 Omnibus Incentive Compensation Plan, as in effect from time to time.

(w) *"Stock"* means the common stock of UGI or such other securities of UGI as may be substituted for Stock pursuant to Section 5(e) or Section 18.

(x) "*Stock Appreciation Right*" means a stock appreciation right with respect to a share of Stock as described in Section 11.

(y) *"Stock Award"* means an award of Stock as described in Section 10.

(z) *"Stock Unit"* means an award of a phantom unit representing a share of Stock, as described in Section 8.

(aa) *"Subsidiary"* means any corporation or partnership, at least 20% of the outstanding voting stock, voting power or partnership interest of which is owned, directly or indirectly, by UGI.

(bb) "*Target Amount*" means a target number of shares of Stock to be issued based on achievement of the performance goals and satisfaction of all conditions for payment of Performance Units at the 100% level.

(cc) "*UGI*" means UGI Corporation, a Pennsylvania corporation or any successor thereto.

3. <u>Administration</u>

(a) <u>Committee</u>. The Plan shall be administered and interpreted by the Compensation and Management Development Committee of the Board or its successor with respect to grants to Employees. The Compensation and Management Development Committee shall be comprised, unless otherwise determined by the Board, solely of not less than two (2) members who shall be (i) "non-employee directors" within the meaning of Rule 16b-3(b)(3) (or any successor rule) promulgated under the Exchange Act, (ii) "outside directors" within the meaning of Treasury Regulation Section 1.162-27(e)(3) under Section 162(m) of the Code, and (iii) "independent directors," as determined in accordance with the independence standards established by the stock exchange on which the Stock is at the time primarily traded. The Plan shall be administered and interpreted by the Board, or by a committee of directors to whom the Board has delegated responsibility, with respect to grants to Non-Employee Directors. The Board or committee, as applicable, that has authority with respect to a specific Grant shall be referred to as the "Committee" with respect to that Grant. Ministerial functions may be performed by Company employees as appropriate.

(b) Committee Authority. The Committee shall have the sole authority to (i) determine the Participants to whom Grants shall be made under the Plan, (ii) determine the type, size and terms and conditions of the Grants to be made to each such Participant, (iii) determine the time when the Grants will be made and the duration of any applicable exercise or restriction period, including the criteria for exercisability and the acceleration of exercisability, (iv) amend the terms and conditions of any previously issued Grant, subject to the provisions of Section 20 below, and (v) deal with any other matters arising under the Plan.

(c) Committee Determinations. The Committee shall have full power and express discretionary authority to administer and interpret the Plan, to make factual determinations and to adopt or amend such rules, regulations, agreements and instruments for implementing the Plan and for the conduct of its business as it deems necessary or advisable, in its sole discretion. The Committee's interpretations of the Plan and all determinations made by the Committee pursuant to the powers vested in it hereunder shall be conclusive and binding on all persons having any interest in the Plan or in any awards granted hereunder. All powers of the Committee shall be executed in its sole discretion, in the best interest of the Company, not as a fiduciary, and in keeping with the objectives of the Plan and need not be uniform as to similarly situated Participants.

4. Grants

(a) Grants under the Plan may consist of Options as described in Section 7, Stock Units as described in Section 8, Performance Units as described in Section 9, Stock Awards as described in Section 10, Stock Appreciation Rights as described in Section 11, Dividend Equivalents as described in Section 12, Other Stock-Based Awards as described in Section 13 and Cash Awards as described in Section 14. All Grants shall be subject to such terms and conditions as the Committee deems appropriate and as are specified in writing by the Committee to the Participant in the Grant Letter.

(b) All Grants shall be made conditional upon the Participant's acknowledgement, in writing or by acceptance of the Grant, that all decisions and determinations of the Committee shall be final and binding on the Participant, his or her beneficiaries and any other person having or claiming an interest under such Grant. Grants under a particular Section of the Plan need not be uniform as among the Participants.

(c) The Committee may make Grants that are contingent on, and subject to, shareholder approval of the Plan or an amendment to the Plan.

5. **Shares Subject to the Plan**

(a) Shares Authorized. The total aggregate number of shares of Stock that may be issued under the Plan is 14,500,000 shares, subject to adjustment as described below. The shares may be authorized but unissued shares of Stock or reacquired shares of Stock for purposes of the Plan. Shares of Stock will be issued under this Plan with respect to Dividend Equivalents that are credited after the effective date of this Plan on Stock Units or Performance Units granted under the 2004 Plan before January 24, 2013.

(b) Share Counting. The number of shares of Stock reserved for Grants under this Plan shall be reduced on a one-for-one basis for each share of Stock subject to an Option or Stock Appreciation Right and shall be reduced by a fixed ratio of 4.67 shares of Stock for each share of Stock subject to a Stock Unit, Performance Unit, Stock Award, Dividend Equivalent or Other Stock-Based Award granted under the Plan. For administrative purposes, when the Committee makes a Grant payable in Stock, the Committee shall reserve, and count against the share limit, shares equal to the maximum number of shares that may be issued under the Grant. If and to the extent Options or Stock Appreciation Rights granted under the Plan terminate, expire, or are canceled, forfeited, exchanged or surrendered without having been exercised, and if and to the extent that any Stock Awards, Stock Units, Performance Units or Other Stock-Based Awards are forfeited or terminated, or otherwise are not paid in full, the shares reserved for such Grants shall again be available for purposes of the Plan. Shares of Stock surrendered in payment of the Option Price of an Option, and shares withheld or surrendered for payment of taxes, shall not be available for re-issuance under the Plan. If Stock Appreciation Rights are exercised, the full number of shares subject to the Stock Appreciation Rights shall be considered issued under the Plan, without regard to the number of shares issued upon settlement of the Stock Appreciation Rights and without regard to any cash settlement of the Stock Appreciation Rights. To the extent that other Grants are designated in the Grant Letter to be paid in cash, and not in shares of Stock, such Grants shall not count against the share limits in subsection (a). The preceding sentences of this Section shall apply only for purposes of determining the aggregate number of shares of Stock that may be issued under the Plan, but shall not apply for purposes of determining the maximum number of shares of Stock with respect to which Grants may be granted to any Participant under the Plan. For the avoidance of doubt, if shares of Stock are repurchased by the Company on the open market with the proceeds of the exercise price of Options, such shares may not again be made available for issuance under the Plan.

(c) Individual Limits. All Grants under the Plan, other than Cash Awards and Dividend Equivalents, shall be expressed in shares of Stock. The individual share limits of this subsection (c) shall apply without regard to whether the Grants are to be paid in Stock or cash. All cash payments (other than with respect to Cash Awards and Dividend Equivalents) shall equal the Fair Market Value of the shares of Stock to which the cash payment relates. The maximum aggregate number of shares of Stock with respect to which all Grants may be made under the Plan to any individual Employee during any calendar year shall be 1,500,000 shares, subject to adjustment as described below. The maximum aggregate number of shares of Stock with respect to which Options and Stock Appreciation Rights may be granted under the Plan to any individual Employee during any calendar year shall be 1,000,000 shares, subject to adjustment as described below. The maximum aggregate number of shares of Stock with respect to which Stock Units, Performance Units, Stock Awards and Other Stock-Based Awards may be made under the Plan to any individual Employee during any calendar year shall be 1,000,000 shares, subject to adjustment as described below. An Employee may not accrue Dividend Equivalents during any calendar year in excess of $1,000,000. The maximum amount that may be paid to an Employee under a Cash Award for each 12 months in a performance period shall be $5,000,000.

(d) Adjustments. If there is any change in the number or kind of shares of Stock outstanding (i) by reason of a stock dividend, spinoff, recapitalization, stock split, or combination or exchange of shares, (ii) by reason of a merger, reorganization or consolidation, (iii) by reason of a reclassification or change in par value, or (iv) by reason of any other extraordinary or unusual event affecting the outstanding Stock as a class without the Company's receipt of consideration, or if the value of outstanding shares of Stock is substantially reduced as result of a spinoff or the Company's payment of any extraordinary dividend or distribution, the maximum number of shares of Stock available for issuance under the Plan, the maximum number of shares of Stock for which any individual may receive Grants in any year, the kind and number of shares covered by outstanding Grants, the kind and number of shares to be issued or issuable under the Plan, and the price per share or the applicable market value of such Grants shall be required to be equitably adjusted by the Committee to reflect any increase or decrease in the number of, or change in the kind or value of, issued shares of Stock to preclude, to the extent practicable, the enlargement or dilution of rights and benefits under the Plan and such outstanding Grants; provided, however, than any fractional shares resulting from such adjustment shall be eliminated. Any adjustments to outstanding Grants shall be consistent with Sections 409A and 162(m) of the Code, to the extent applicable. The adjustments of Grants under this Section 5(d) shall include adjustment of shares, Option Price, Base Amount, performance goals or other terms and conditions, as the Committee deems appropriate. Any adjustments determined by the Committee shall be final, binding and conclusive.

(e) Acquisitions. In connection with the acquisition of any business by the Company or its affiliates, any outstanding equity grants with respect to stock of the acquired company may be assumed or replaced by Grants under the Plan upon such terms and conditions as the Committee deems appropriate, which may include terms, including Option Price and Base Amount, different from those described herein. Such substitute Grants shall not reduce the Plan's share reserve as described above in Section 5(a), consistent with applicable stock exchange requirements, and shall not be limited by the individual limits in Section 5(c).

6. Eligibility for Participation

(a) Eligible Persons. All Employees, including Employees who are officers or members of the Board, and all Non-Employee Directors shall be eligible to participate in the Plan.

(b) Selection of Participants. The Committee shall select the Employees and Non-Employee Directors to receive Grants and shall determine the terms of each Grant.

7. Options

(a) General Requirements. The Committee may grant Options to an Employee or Non-Employee Director upon such terms and conditions as the Committee deems appropriate under this Section 7. Dividend Equivalents may not be granted with respect to Options.

(b) Number of Shares. The Committee shall determine the number of shares of Stock that will be subject to each Grant of Options to Employees and Non-Employee Directors.

(c) Type of Option, Price and Term.

(i) The Committee may grant Options that are nonqualified stock options and are not considered incentive stock options under Section 422 of the Code.

(ii) The Option Price of Stock subject to an Option shall be determined by the Committee and shall be equal to or greater than the Fair Market Value of a share of Stock on the Date of Grant.

(iii) The Committee shall determine the term of each Option. The term of an Option shall not exceed ten years from the Date of Grant.

(iv) Notwithstanding any provision in the Plan or Grant Letter to the contrary, unless the Committee determines otherwise, if a vested Option would terminate at a time when trading in Stock is prohibited by law or by the Company's insider trading policy, the vested Option may be exercised until the thirtieth (30th) day after expiration of such prohibition (but not beyond the end of the term of the Option).

(d) Exercisability of Options. Options shall become exercisable in accordance with such terms and conditions as may be determined by the Committee and specified in the Grant Letter. The Committee may accelerate the exercisability of any or all outstanding Options at any time for any reason.

(e) Termination of Employment or Service. Except as provided in the Grant Letter, an Option may only be exercised while the Participant is employed by the Company, or providing service as a Non-Employee Director. The Committee shall determine in the Grant Letter under what circumstances and during what time periods a Participant may exercise an Option after termination of employment or service.

(f) Exercise of Options. A Participant may exercise an Option that has become exercisable, in whole or in part, by delivering a notice of exercise to the Company. The Participant shall pay the Option Price for the Option in any of the following methods, as permitted by the Committee with respect to the Option: (i) in cash, (ii) by payment through a broker in accordance with procedures permitted by Regulation T of the Federal Reserve Board, (iii) by "net exercise," which is the surrender of shares for which the Option is exercisable to the Company in exchange for a distribution of shares of Company Stock equal to the amount by which the then Fair Market Value of the shares subject to the exercised Option exceeds the applicable Option Price, or (iv) by such other method as the Committee may approve. Payment for the shares pursuant to the Option, and any required withholding taxes, must be received by the time specified by the Committee depending on the type of payment being made, but in all cases prior to the issuance of the Stock.

8. Stock Units

(a) General Requirements. The Committee may grant Stock Units to an Employee or Non-Employee Director, upon such terms and conditions as the Committee deems appropriate under this Section 8. Each Stock Unit shall represent the right of the Participant to receive a share of Stock or an amount based on the value of a share of Stock. All Stock Units shall be credited to accounts on the Company's records for purposes of the Plan.

(b) Vesting of Stock Units. The Committee shall establish the vesting conditions for Stock Units. If neither the grant nor the vesting of Stock Units is subject to performance conditions, the Stock Units shall vest over a period of not less than three (3) years and if the grant or vesting of Stock Units is subject to performance conditions, the Stock Units shall vest over a period of not less than one (1) year; provided that the Grant Letter may provide that (i) Stock Units may vest on an accelerated basis in the event of a Participant's death, disability, retirement or involuntary termination without cause, or in the event of a Change of Control, and (ii) up to five percent (5%) of the shares of Stock initially authorized for issuance under the Plan may be granted as Stock Units, Performance Units, Stock Awards and Other Stock-Based Awards free of the limitations on vesting set forth herein and in Sections 9(b) and 10(b) below.

(c) Terms of Stock Units. The Committee shall determine the number of Stock Units to be granted and the requirements applicable to such Stock Units. The Committee may grant Stock Units that are payable on terms and conditions determined by the Committee. Stock Units may be paid at the end of a specified period, or payment may be deferred to a date authorized by the Committee consistent with Section 409A of the Code. The Committee may grant Dividend Equivalents with respect to Stock Units, subject to Section 12 below.

(d) Payment With Respect to Stock Units. Payment with respect to Stock Units shall be made in cash, in Stock, or in a combination of the two, as determined by the Committee in the Grant Letter. The Grant Letter shall specify the maximum number of shares that can be issued under the Stock Units.

(e) Requirement of Employment or Service. The Committee shall determine in the Grant Letter under what circumstances a Participant may retain Stock Units after termination of the Participant's employment or service, and the circumstances under which Stock Units may be forfeited.

9. Performance Units

(a) General Requirements. The Committee may grant Performance Units to an Employee or Non-Employee Director, upon such terms and conditions as the Committee deems appropriate under this Section 9. Each Performance Unit shall represent the right of the Participant to receive a share of Stock or an amount based on the value of a share of Stock, if specified performance goals and other conditions are met. All Performance Units shall be credited to accounts on the Company's records for purposes of the Plan.

(b) Vesting of Performance Units. The Committee shall establish the vesting conditions for Performance Units. Performance Units shall vest over a period of not less than one (1) year; provided that the Grant Letter may provide that (i) Performance Units may vest on an accelerated basis in the event of a Participant's death, disability, retirement or involuntary termination without cause, or in the event of a Change of Control, and (ii) up to five percent (5%) of the shares of Stock initially authorized for issuance under the Plan may be granted as Stock Units, Performance Units, Stock Awards and Other Stock-Based Awards free of the limitations on vesting set forth herein and in Sections 8(b) and 10(b).

(c) Terms of Performance Units. The Committee shall determine the number of Performance Units to be granted and the requirements applicable to such Performance Units, including the performance goals and other conditions for payment of Performance Units. Performance Units may be paid at the end of a specified performance or other period, or payment may be deferred to a date authorized by the Committee, consistent with Section 409A of the Code. The Committee may grant Dividend Equivalents with respect to Performance Units subject to Section 12 below.

(d) Payment With Respect to Performance Units. Payment with respect to Performance Units shall be made in cash, in Stock, or in a combination of the two, as determined by the Committee in the Grant Letter. The Committee shall establish a Target Amount for Performance Units in the Grant Letter. Unless the Committee determines otherwise, payment of Performance Units in excess of the Target Amount shall be made in cash.

(e) Requirement of Employment or Service. The Committee shall determine in the Grant Letter under what circumstances a Participant may retain Performance Units after termination of the Participant's employment or service, and the circumstances under which Performance Units may be forfeited.

10. Stock Awards

(a) General Requirements. The Committee may issue shares of Stock to an Employee or Non-Employee Director under a Stock Award, upon such terms and conditions as the Committee deems appropriate under this Section 10. Shares of Stock issued pursuant to Stock Awards may be issued for cash consideration or for no cash consideration, and subject to restrictions or no restrictions, as determined by the Committee. The Committee may establish conditions under which restrictions on Stock Awards shall lapse over a period of time or according to such other criteria as the Committee deems appropriate, including restrictions based upon the achievement of specific performance goals.

(b) Vesting of Stock Awards. The Committee shall establish the vesting conditions for Stock Awards. If neither the grant nor the vesting of Stock Awards is subject to performance conditions, the Stock Awards shall vest over a period of not less than three (3) years and if the grant or vesting of Stock Awards is subject to performance conditions, the Stock Awards shall vest over a period of not less than one (1) year; provided that the Grant Letter may provide that (x) Stock Awards may vest on an accelerated basis in the event of a Participant's death, disability, retirement or involuntary termination without cause, or in the event of a Change of Control, and (y) up to five percent 5% of the shares of Stock initially authorized for issuance under the Plan may be granted as Stock Awards, Stock Units, Performance Units or Other Stock-Based Awards free of the limitations on vesting set forth herein and in Sections 8(b) and 9(b).

(c) Number of Shares. The Committee shall determine the number of shares of Stock to be issued pursuant to a Stock Award and any restrictions applicable to such shares.

(d) Requirement of Employment or Service. The Committee shall determine in the Grant Letter under what circumstances a Participant may retain Stock Awards after termination of the Participant's employment or service, and the circumstances under which Stock Awards may be forfeited.

(e) Restrictions on Transfer. While Stock Awards are subject to restrictions, a Participant may not sell, assign, transfer, pledge or otherwise dispose of the shares of a Stock Award except upon death as described in Section 17. Each Certificate for a share of a Stock Award shall contain a legend giving appropriate notice of the restrictions in the Grant. The Participant shall be entitled to have the legend removed when all restrictions on such shares have lapsed. The Company may retain possession of any Certificates for Stock Awards until all restrictions on such shares have lapsed.

(f) Right to Vote and to Receive Dividends. The Committee shall determine to what extent, and under what conditions, the Participant shall have the right to vote shares of Stock Awards and to receive any dividends or other distributions paid on such shares during the restriction period; provided that any right to receive dividends with respect to performance-based Stock Awards shall vest only if and to the extent that the underlying Stock Awards vest, as determined by the Committee.

11. Stock Appreciation Rights

(a) General Requirements. The Committee may grant Stock Appreciation Rights to an Employee or Non-Employee Director separately or in tandem with any Option (for all or a portion of the applicable Option) upon such terms and conditions as the Committee deems appropriate under this Section 11. Dividend Equivalents may not be granted with respect to Stock Appreciation Rights.

(b) Number of Shares, Term and Base Amount. The Committee shall establish the number of shares, the term and the Base Amount of the Stock Appreciation Right at the time the Stock Appreciation Right is granted. The term of a Stock Appreciation Right shall not exceed ten years from the Date of Grant. The Base Amount of a Stock Appreciation Right shall not be less than the Fair Market Value of a share of Stock on the Date of Grant of the Stock Appreciation Right.

(c) Exercisability. Stock Appreciation Rights shall become exercisable in accordance with such terms and conditions as may be determined by the Committee and specified in the Grant Letter. The Committee may accelerate the exercisability of any or all outstanding Stock Appreciation Rights at any time for any reason. A tandem Stock Appreciation Right shall be exercisable only during the period when the Option to which it is related is also exercisable.

(d) Termination of Employment or Service. Except as provided in the Grant Letter, a Stock Appreciation Right may only be exercised while the Participant is employed by the Company, or providing service as a Non-Employee Director. The Committee shall determine in the Grant Letter under what circumstances and during what time periods a Participant may exercise a Stock Appreciation Right after termination of employment or service.

(e) Exercise of Stock Appreciation Rights. When a Participant exercises a Stock Appreciation Right, the Participant shall receive in settlement of such Stock Appreciation Right an amount equal to the value of the Stock appreciation for the number of Stock Appreciation Rights exercised. The Stock appreciation is the amount by which the Fair Market Value of the underlying shares of Stock on the date of exercise of the Stock Appreciation Right exceeds the Base Amount of the Stock Appreciation Right as specified in the Grant Letter. The Stock appreciation amount shall be paid in shares of Company Stock, cash or any combination of the two, as the Committee shall determine in the Grant Letter. For purposes of calculating the number of shares of Stock to be received, shares of Stock shall be valued at their Fair Market Value on the date of exercise of the Stock Appreciation Right. Notwithstanding any provision in the Plan or Grant Letter to the contrary, unless the Committee determines otherwise, if a vested Stock Appreciation Right would terminate at a time when trading in Stock is prohibited by law or by the Company's insider trading policy, the vested Stock Appreciation Right may be exercised until the thirtieth (30th) day after expiration of such prohibition (but not beyond the end of the term of the Stock Appreciation Right).

12. Dividend Equivalents.

(a) General Requirements. When the Committee grants Stock Units or Performance Units under the Plan, the Committee may grant Dividend Equivalents in connection with such Grants under such terms and conditions as the Committee deems appropriate under this Section 12; provided that Dividend Equivalents with respect to Grants that are subject to performance conditions shall vest and be paid only if and to the extent the underlying Grants vest and are paid, as determined by the Committee. Dividend Equivalents may be paid to Participants currently or may be deferred, consistent with Section 409A of the Code, as determined by the Committee. All Dividend Equivalents that are not paid currently shall be credited to accounts on the Company's records for purposes of the Plan. Dividend Equivalents may be accrued as a cash obligation, or may be converted to Stock Units for the Participant, as determined by the Committee. Unless otherwise specified in the Grant Letter, deferred Dividend Equivalents will not accrue interest. The Committee may provide that Dividend Equivalents shall be payable based on the achievement of specific performance goals.

(b) Payment with Respect to Dividend Equivalents. Dividend Equivalents may be payable in cash or shares of Stock or in a combination of the two, as determined by the Committee in the Grant Letter.

13. Other Stock-Based Awards

The Committee may grant other awards that are based on, measured by or payable in Stock to Employees or Non-Employee Directors, on such terms and conditions as the Committee deems appropriate under this Section 13. Vesting of Other Stock-Based Awards shall be subject to the requirements described in Section 8(b). Other Stock-Based Awards may be granted subject to achievement of performance goals or other conditions and may be payable in Stock or cash, or in a combination of the two, as determined by the Committee in the Grant Letter.

14. Cash Awards

The Committee may grant Cash Awards, which are awards that are to be settled solely in cash to Employees or Non-Employee Directors, on such terms and conditions as the Committee deems appropriate. Cash Awards may be granted subject to achievement of performance goals or other conditions as the Committee deems appropriate.

15. Qualified Performance-Based Compensation

(a) Designation as Qualified Performance-Based Compensation. The Committee may determine that Stock Units, Performance Units, Stock Awards, Dividend Equivalents, Other Stock-Based Awards or Cash Awards granted to an Employee shall be considered "qualified performance-based compensation" under Section 162(m) of the Code. The provisions of this Section 15 shall apply to any such Grants that are to be considered "qualified performance-based compensation" under Section 162(m) of the Code.

(b) Performance Goals. When Stock Units, Performance Units, Stock Awards, Dividend Equivalents, Other Stock-Based Awards or Cash Awards that are to be considered "qualified performance-based compensation" are granted, the Committee shall establish in writing (i) the objective performance goals that must be met, (ii) the period during which performance will be measured, (iii) the maximum amounts that may be paid if the performance goals are met, consistent with the limits of Section 5(d)(i) above, and (iv) any other conditions that the Committee deems appropriate and consistent with the requirements of Section 162(m) of the Code for "qualified performance-based compensation." The performance goals shall satisfy the requirements for "qualified performance-based compensation," including the requirement that the achievement of the goals be substantially uncertain at the time they are established and that the performance goals be established in such a way that a third party with knowledge of the relevant facts could determine whether and to what extent the performance goals have been met. The Committee shall not have discretion to increase the amount of compensation that is payable, but may reduce the amount of compensation that is payable, pursuant to Grants identified by the Committee as "qualified performance-based compensation."

(c) Criteria Used for Objective Performance Goals. The Committee shall use objectively determinable performance goals based on one or more of the following criteria: stock price, earnings per share, net earnings, operating earnings, margin, EBITDA (earnings before interest, taxes, depreciation and amortization), net capital employed, return on assets, shareholder return, return on equity, return on capital employed, growth in assets, unit volume, sales, cash flow, market share, relative performance to a comparison group designated by the Committee, or strategic business criteria consisting of one or more objectives based on meeting specified revenue goals, market penetration goals, customer growth, geographic business expansion goals, cost targets, other operational targets, or goals relating to acquisitions or divestitures. The performance goals may relate to the Participant's business unit or the performance of the Company as a whole, or any combination of the foregoing. Performance goals need not be uniform as among Participants.

(d) Timing of Establishment of Goals. The Committee shall establish the performance goals in writing either before the beginning of the performance period or during a period ending no later than the earlier of (i) 90 days after the beginning of the performance period or (ii) the date on which 25% of the performance period has been completed, or such other date as may be required or permitted under applicable regulations under Section 162(m) of the Code.

(e) Certification of Results. The Committee shall certify the performance results for the performance period specified in the Grant Letter after the performance period expires. The Committee shall determine the amount, if any, to be paid pursuant to each Grant based on the achievement of the performance goals and the satisfaction of all other terms of the Grant Letter.

(f) Impact of Extraordinary Items or Changes in Accounting. To the extent applicable, subject to the following sentence and unless the Committee determines otherwise, the determination of the achievement of performance goals shall be based on the relevant financial measure, computed in accordance with U.S. generally accepted accounting principles ("GAAP"), and in a manner consistent with the methods used in the Company's audited financial statements. To the extent permitted by Section 162(m) of the Code, in setting the performance goals for "qualified performance-based compensation" within the period prescribed in subsection (d), the Committee may provide for adjustment as it deems appropriate, including for one or more of the following items: asset write-downs; litigation or claim judgments or settlements; changes in accounting principles; changes in tax law or other laws affecting reported results; changes in commodity prices; severance, contract termination, and other costs related to exiting, modifying or reducing any business activities; costs of, and gains and losses from, the acquisition, disposition, or abandonment of businesses or assets; gains and losses from the early extinguishment of debt; gains and losses in connection with the termination or withdrawal from a pension plan; stock compensation costs and other non-cash expenses; any extraordinary non-recurring items as described in applicable Accounting Principles Board opinions or in management's discussion and analysis of financial condition and results of operation appearing in the Company's annual report to stockholders for the applicable year; and any other specified non-operating items as determined by the Committee in setting performance goals.

(g) Death, Disability or Other Circumstances. The Committee may provide in the Grant Letter that Grants identified as "qualified performance-based compensation" shall be payable, in whole or in part, in the event of the Participant's death or disability, a Change of Control or under other circumstances consistent with the Treasury regulations and rulings under Section 162(m) of the Code.

16. Withholding of Taxes

(a) Required Withholding. All Grants under the Plan shall be subject to applicable federal (including FICA), state and local tax withholding requirements. The Company may require that the Participant or other person receiving or exercising Grants pay to the Company the amount of any federal, state or local taxes that the Company is required to withhold with respect to such Grants, or the Company may deduct from other wages paid by the Company the amount of any withholding taxes due with respect to such Grants.

(b) Withholding of Shares. The Committee may determine that the Company's tax withholding obligation with respect to Grants paid in Stock shall be satisfied by having shares of Stock withheld, at the time such Grants become taxable, up to an amount that does not exceed the minimum applicable withholding tax rate for federal (including FICA), state and local tax liabilities, or the Committee may allow Participants to elect to have such share withholding applied to particular Grants.

17. Transferability of Grants

Only the Participant may exercise rights under a Grant during the Participant's lifetime, and a Participant may not transfer those rights except by will or by the laws of descent and distribution. When a Participant dies, the personal representative or other person entitled to succeed to the rights of the Participant may exercise such rights. Any such successor must furnish proof satisfactory to the Company of his or her right to receive the Grant under the Participant's will or under the applicable laws of descent and distribution.

18. **Consequences of a Change of Control**

(a) Assumption of Grants. Upon a Change of Control where the Company is not the surviving corporation (or survives only as a subsidiary of another corporation), unless the Grant Letter provides otherwise, or the Committee determines otherwise, all outstanding Grants that are not exercised or paid at the time of the Change of Control shall be assumed by, or replaced with Grants that have comparable terms by, the surviving corporation (or a parent or subsidiary of the surviving corporation).

(b) Other Alternatives. Notwithstanding the foregoing, in the event of a Change of Control, the Committee may take any of the following actions with respect to any or all outstanding Grants, without the consent of any Participant: (i) the Committee may determine that outstanding Options and Stock Appreciation Rights shall automatically accelerate and become fully exercisable, and the restrictions and conditions on outstanding Stock Awards shall immediately lapse; (ii) the Committee may determine that Participants shall receive a payment in settlement of outstanding Stock Units, Performance Units, Dividend Equivalents, Other Stock-Based Awards or Cash Awards, in such amount and form as may be determined by the Committee; (iii) the Committee may require that Participants surrender their outstanding Options and Stock Appreciation Rights in exchange for a payment by the Company, in cash or Stock as determined by the Committee, in an amount equal to the amount, if any, by which the then Fair Market Value of the shares of Stock subject to the Participant's unexercised Options and Stock Appreciation Rights exceeds the Option Price or Base Amount, and (iv) after giving Participants an opportunity to exercise all of their outstanding Options and Stock Appreciation Rights, the Committee may terminate any or all unexercised Options and Stock Appreciation Rights at such time as the Committee deems appropriate. Such surrender, termination or payment shall take place as of the date of the Change of Control or such other date as the Committee may specify. Without limiting the foregoing, if the per share Fair Market Value of the Stock does not exceed the per share Option Price or Base Amount, as applicable, the Company shall not be required to make any payment to the Participant upon surrender of the Option or Stock Appreciation Right.

(c) Other Transactions. The Committee may provide in a Grant Letter that a sale or other transaction involving a Subsidiary or other business unit of the Company shall be considered a Change of Control for purposes of a Grant, or the Committee may establish other provisions that shall be applicable in the event of a specified transaction.

19. **Requirements for Issuance of Shares**

No Stock shall be issued in connection with any Grant hereunder unless and until all legal requirements applicable to the issuance of such Stock have been complied with to the satisfaction of the Committee. The Committee shall have the right to condition any Grant made to any Participant hereunder on such Participant's undertaking in writing to comply with such restrictions on his or her subsequent disposition of such shares of Stock as the Committee shall deem necessary or advisable, and Certificates representing such shares may be legended to reflect any such restrictions. Certificates representing shares of Stock issued under the Plan will be subject to such stop-transfer orders and other restrictions as may be required by applicable laws, regulations and interpretations, including any requirement that a legend be placed thereon. No Participant shall have any right as a shareholder with respect to Stock covered by a Grant until shares have been issued to the Participant.

20. Amendment and Termination of the Plan

(a) Amendment. The Board may amend or terminate the Plan at any time; provided, however, that the Board shall not amend the Plan without approval of the shareholders of UGI if such approval is required in order to comply with the Code or applicable laws, or to comply with applicable stock exchange requirements. No amendment or termination of this Plan shall, without the consent of the Participant, materially impair any rights or obligations under any Grant previously made to the Participant under the Plan, unless such right has been reserved in the Plan or the Grant Letter, or except as provided in Section 21(d) below.

(b) No Repricing. Except in connection with a corporate transaction involving the Company (including, without limitation, any stock dividend, stock split, extraordinary cash dividend, recapitalization, reorganization, merger, consolidation, split-up, spin-off, combination, or exchange of shares), the terms of outstanding Grants may not be amended to reduce the Option Price of outstanding Options or the Base Amount of outstanding Stock Appreciation Rights or cancel outstanding Options or Stock Appreciation Rights in exchange for cash, other awards or Options or Stock Appreciation Rights with an Option Price or Base Amount, as applicable, that is less than the Option Price or Base Amount, as applicable, of the original Options or Stock Appreciation Rights without shareholder approval.

(c) Shareholder Approval for "Qualified Performance-Based Compensation." If Stock Units, Performance Units, Stock Awards, Dividend Equivalents, Other Stock-Based Awards or Cash Awards are granted as "qualified performance-based compensation" under Section 15 above, the Plan must be reapproved by the UGI shareholders no later than the first shareholders meeting that occurs in the fifth year following the year in which the shareholders previously approved the provisions of Section 15, if additional Grants are to be made under Section 15 and if required by Section 162(m) of the Code or the regulations thereunder.

(d) Termination of Plan. The Plan shall terminate on January 23, 2023, unless the Plan is terminated earlier by the Board or is extended by the Board with the approval of the shareholders. The termination of the Plan shall not impair the power and authority of the Committee with respect to an outstanding Grant, nor shall it adversely affect outstanding Grants.

21. Miscellaneous

(a) Grants in Connection with Corporate Transactions and Otherwise. Nothing contained in this Plan shall be construed to (i) limit the right of the Committee to make Grants under this Plan in connection with the acquisition, by purchase, lease, merger, consolidation or otherwise, of the business or assets of any corporation, firm or association, including Grants to employees thereof who become Employees, or for other proper corporate purposes, or (ii) limit the right of the Company to grant stock options or make other stock-based awards outside of this Plan. Without limiting the foregoing, the Committee may make a Grant to an employee of another corporation who becomes an Employee by reason of a corporate merger, consolidation, acquisition of stock or property, reorganization or liquidation involving the Company in substitution for a grant made by such corporation. The terms and conditions of the Grants may vary from the terms and conditions required by the Plan and from those of the substituted stock incentives, as determined by the Committee.

(b) Reduction of Responsibilities. The Committee shall have discretion to adjust an Employee's outstanding Grants if the Employee's authority, duties or responsibilities are significantly reduced.

(c) Company Policies. All Grants made under the Plan shall be subject to any applicable clawback or recoupment policies, share trading policies and other policies that may be implemented by the Board from time to time.

(d) Compliance with Law. The Plan, the exercise of Options and the obligations of the Company to issue or transfer shares of Stock under Grants shall be subject to all applicable laws and to approvals by any governmental or regulatory agency as may be required. With respect to persons subject to Section 16 of the Exchange Act, it is the intent of the Company that the Plan and all transactions under the Plan comply with all applicable provisions of Rule 16b-3 or its successors under the Exchange Act. In addition, it is the intent of the Company that Grants made under Section 15 of the Plan comply with the applicable provisions of Section 162(m) of the Code. To the extent that any legal requirement of Section 16 of the Exchange Act or Section 162(m) of the Code as set forth in the Plan ceases to be required under Section 16 of the Exchange Act or Section 162(m) of the Code, that Plan provision shall cease to apply. The Committee may revoke any Grant if it is contrary to law or modify a Grant to bring it into compliance with any valid and mandatory government regulation. The Committee may also adopt rules regarding the withholding of taxes on payments to Participants. The Committee may, in its sole discretion, agree to limit its authority under this Section.

(e) Section 409A. The Plan is intended to comply with the requirements of Section 409A of the Code, to the extent applicable. All Grants shall be construed and administered such that the Grant either (i) qualifies for an exemption from the requirements of Section 409A of the Code or (ii) satisfies the requirements of Section 409A of the Code. If a Grant is subject to Section 409A of the Code, (i) distributions shall only be made in a manner and upon an event permitted under Section 409A of the Code, (ii) payments to be made upon a termination of employment shall only be made upon a "separation from service" under Section 409A of the Code, (iii) payments to be made upon a Change of Control shall only be made upon a "change of control event" under Section 409A of the Code, (iv) unless the Grant specifies otherwise, each payment shall be treated as a separate payment for purposes of Section 409A of the Code, and (v) in no event shall a Participant, directly or indirectly, designate the calendar year in which a distribution is made except in accordance with

Section 409A of the Code. Any Grant granted under the Plan that is subject to Section 409A of the Code and that is to be distributed to a key employee (as defined below) upon separation from service shall be administered so that any distribution with respect to such Grant shall be postponed for six months following the date of the Participant's separation from service, if required by Section 409A of the Code. If a distribution is delayed pursuant to Section 409A of the Code, the distribution shall be paid within 30 days after the end of the six-month period. If the Participant dies during such six-month period, any postponed amounts shall be paid within 90 days of the Participant's death. The determination of key employees, including the number and identity of persons considered key employees and the identification date, shall be made by the Committee or its delegate each year in accordance with Section 416(i) of the Code and the "specified employee" requirements of Section 409A of the Code.

(f) Enforceability. The Plan shall be binding upon and enforceable against the Company and its successors and assigns.

(g) Funding of the Plan; Limitation on Rights. This Plan shall be unfunded. The Company shall not be required to establish any special or separate fund or to make any other segregation of assets to assure the payment of any Grants under this Plan. Nothing contained in the Plan and no action taken pursuant hereto shall create or be construed to create a fiduciary relationship between the Company and any Participant or any other person. No Participant or any other person shall under any circumstances acquire any property interest in any specific assets of the Company. To the extent that any person acquires a right to receive payment from the Company hereunder, such right shall be no greater than the right of any unsecured general creditor of the Company.

(h) Rights of Participants. Nothing in this Plan shall entitle any Employee, Non-Employee Director or other person to any claim or right to receive a Grant under this Plan. Neither this Plan nor any action taken hereunder shall be construed as giving any individual any rights to be retained by or in the employment or service of the Company.

(i) No Fractional Shares. No fractional shares of Stock shall be issued or delivered pursuant to the Plan or any Grant. The Committee shall determine whether cash, other awards or other property shall be issued or paid in lieu of such fractional shares or whether such fractional shares or any rights thereto shall be forfeited or otherwise eliminated.

(j) Employees Subject to Taxation Outside the United States. With respect to Participants who are subject to taxation in countries other than the United States, the Committee may make Grants on such terms and conditions as the Committee deems appropriate to comply with the laws of the applicable countries, and the Committee may create such procedures, addenda and subplans and make such modifications as may be necessary or advisable to comply with such laws.

(k) Governing Law. The validity, construction, interpretation and effect of the Plan and Grant Letters issued under the Plan shall be governed and construed by and determined in accordance with the laws of the Commonwealth of Pennsylvania, without giving effect to the conflict of laws provisions thereof.

Exhibit A

UGI CORPORATION
2013 OMNIBUS INCENTIVE COMPENSATION PLAN
EFFECTIVE AS OF JANUARY 24, 2013

For purposes of the Plan, the term "Change of Control," and other defined terms used in the definition of "Change of Control," shall have the following meanings:

1. "Change of Control" shall mean:

(i) Any Person (except UGI, any UGI Subsidiary, any employee benefit plan of UGI or of any UGI Subsidiary, or any Person or entity organized, appointed or established by UGI for or pursuant to the terms of any such employee benefit plan), together with all Affiliates and Associates of such Person, becomes the Beneficial Owner in the aggregate of 20% or more of either (i) the then outstanding shares of common stock of UGI (the "Outstanding UGI Common Stock") or (ii) the combined voting power of the then outstanding voting securities of UGI entitled to vote generally in the election of directors (the "UGI Voting Securities"); or

(ii) Individuals who, as of the beginning of any 24-month period, constitute the UGI Board of Directors (the "Incumbent UGI Board") cease for any reason to constitute at least a majority of the Incumbent UGI Board, provided that any individual becoming a director of UGI subsequent to the beginning of such period whose election or nomination for election by the UGI shareholders was approved by a vote of at least a majority of the directors then comprising the Incumbent UGI Board shall be considered as though such individual were a member of the Incumbent UGI Board, but excluding, for this purpose, any such individual whose initial assumption of office is in connection with an actual or threatened election contest relating to the election of the Directors of UGI (as such terms are used in Rule 14a-11 of Regulation 14A promulgated under the Exchange Act); or

(iii) Consummation by UGI of a reorganization, merger or consolidation (a "Business Combination"), in each case, with respect to which all or substantially all of the individuals and entities who were the respective Beneficial Owners of the Outstanding UGI Common Stock and UGI Voting Securities immediately prior to such Business Combination do not, following such Business Combination, Beneficially Own, directly or indirectly, more than 50% of, respectively, the then outstanding shares of common stock and the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors, as the case may be, of the corporation resulting from such Business Combination in substantially the same proportion as their ownership immediately prior to such Business Combination of the Outstanding UGI Common Stock and UGI Voting Securities, as the case may be; or

(iv) Consummation of (a) a complete liquidation or dissolution of UGI or (b) a sale or other disposition of all or substantially all of the assets of UGI other than to a corporation with respect to which, following such sale or disposition, more than 50% of, respectively, the then outstanding shares of common stock and the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors is then owned beneficially, directly or indirectly, by all or substantially all of the individuals and entities who were the Beneficial Owners, respectively, of the Outstanding UGI Common Stock and UGI Voting Securities immediately prior to such sale or disposition in substantially the same proportion as their ownership of the Outstanding UGI Common Stock and UGI Voting Securities, as the case may be, immediately prior to such sale or disposition.

2. "Affiliate" and "Associate" shall have the respective meanings ascribed to such terms in Rule 12b-2 of the General Rules and Regulations under the Exchange Act.

3. A Person shall be deemed the "Beneficial Owner" of any securities: (i) that such Person or any of such Person's Affiliates or Associates, directly or indirectly, has the right to acquire (whether such right is exercisable immediately or only after the passage of time) pursuant to any agreement, arrangement or understanding (whether or not in writing) or upon the exercise of conversion rights, exchange rights, rights, warrants or options, or otherwise; *provided*, *however*, that a Person shall not be deemed the "Beneficial Owner" of securities tendered pursuant to a tender or exchange offer made by such Person or any of such Person's Affiliates or Associates until such tendered securities are accepted for payment, purchase or exchange; (ii) that such Person or any of such Person's Affiliates or Associates, directly or indirectly, has the right to vote or dispose of or has "beneficial ownership" of (as determined pursuant to Rule 13d-3 of the General Rules and Regulations under the Exchange Act), including without limitation pursuant to any agreement, arrangement or understanding, whether or not in writing; *provided*, *however*, that a Person shall not be deemed the "Beneficial Owner" of any security under this clause (ii) as a result of an oral or written agreement, arrangement or understanding to vote such security if such agreement, arrangement or understanding (A) arises solely from a revocable proxy given in response to a public proxy or consent solicitation made pursuant to, and in accordance with, the applicable provisions of the General Rules and Regulations under the Exchange Act, and (B) is not then reportable by such Person on Schedule 13D under the Exchange Act (or any comparable or successor report); or (iii) that are beneficially owned, directly or indirectly, by any other Person (or any Affiliate or Associate thereof) with which such Person (or any of such Person's Affiliates or Associates) has any agreement, arrangement or understanding (whether or not in writing) for the purpose of acquiring, holding, voting (except pursuant to a revocable proxy as described in the proviso to clause (ii) above) or disposing of any securities; *provided*, *however*, that nothing in this Section 3 shall cause a Person engaged in business as an underwriter of securities to be the "Beneficial Owner" of any securities acquired through such Person's participation in good faith in a firm commitment underwriting until the expiration of forty (40) days after the date of such acquisition.

4. "Person" shall mean an individual or a corporation, partnership, trust, unincorporated organization, association, or other entity.

5. "UGI Subsidiary" shall mean any corporation in which UGI directly or indirectly, owns at least a fifty percent (50%) interest or an unincorporated entity of which UGI, as applicable, directly or indirectly, owns at least fifty percent (50%) of the profits or capital interests.


KING OF PRUSSIA
PAOLI
EXTON
WEST CHESTER
CHADDS FORD
WILMINGTON
PHILADELPHIA
30
202
322
1
95
76
476
N

Directions to The Desmond Hotel and Conference Center

Directions from Philadelphia. Take the Schuylkill Expressway (I-76) West. Follow I-76 West to Route 202 South. Take Route 202 South to the Great Valley/Route 29 North Exit. At the end of the ramp, proceed through the light onto Liberty Boulevard. The Desmond will be on the right.

Directions from South Jersey. Take I-95 South to Route 322 West. Take 322 West to Route 1 South to Route 202 North. Take Route 202 North to Great Valley/Route 29 North Exit. At the end of the ramp, turn right onto Matthews Road. Turn right at the next light onto Route 29 North. Turn right at the second light onto Liberty Boulevard. The Desmond will be on the left.

Directions from Philadelphia Airport. Take I-95 South to 476 North. Follow 476 North to the Schuylkill Expressway (I-76) West to Route 202 South. Take Route 202 South to the Great Valley/Route 29 North Exit. At the end of the ramp, proceed through the light onto Liberty Boulevard. The Desmond will be on the right.

Directions from Wilmington and Points South (Delaware and Maryland). Take I-95 North to Route 202 North to the Great Valley/Route 29 North Exit. At the end of the ramp, turn right onto Matthews Road. Turn right at the next light onto Route 29 North. Turn right at the second light onto Liberty Boulevard. The Desmond will be on the left.

Directions from New York and Points North. Take the New Jersey Turnpike South to Exit 6, the Pennsylvania Turnpike extension. Follow the Turnpike West to Exit 326, Valley Forge. Take Route 202 South to the Great Valley/Route 29 North Exit. At the end of the ramp, proceed through the light onto Liberty Boulevard. The Desmond will be on the right.

Directions from Harrisburg and Points West. Take the Pennsylvania Turnpike East to Exit 326, Valley Forge. Take Route 202 South to Great Valley/Route 29 North Exit. At the end of the ramp, proceed through the light onto Liberty Boulevard. The Desmond will be on the right.